As filed with the Securities and Exchange Commission on December 10, 2007
Registration No. 333-144894

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 6
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

K12 INC.
(Exact name of registrant as specified in its charter)

Delaware	8211	95-4774688
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Number)	(IRS Employer Identification No.)

K12 Inc.
2300 Corporate Park Drive
Herndon, VA 20171
(703) 483-7000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Ronald J. Packard
Chief Executive Officer
K12 Inc.
2300 Corporate Park Drive
Herndon, VA 20171
(703) 483-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William P. O’Neill, Esq.	Howard D. Polsky, Esq.	Richard D. Truesdell, Jr., Esq.
Blaise F. Brennan, Esq.	Senior Vice President, General Counsel and Secretary	Davis Polk & Wardwell
Latham & Watkins LLP	K12 Inc.	450 Lexington Avenue
555 Eleventh Street, N.W	2300 Corporate Park Drive	New York, NY 10017
Washington, D.C. 20004	Herndon, VA 20171	(212) 450-4674
(202) 637-2200	(703) 483-7000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price Per	Aggregate Offering	Amount of
Securities to be Registered	Registered(a)	Share(b)	Price(b)	Registration Fee(c)
Common Stock, $0.0001 par value	6,900,000	$18.00	$124,200,000	$3,812.94

(a)	Including shares of common stock which may be purchased by the underwriters to cover overallotments, if any.
(b)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) promulgated under the Securities Act of 1933.
(c)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued December 10, 2007

6,000,000 Shares

K12 Inc.
Common Stock

K12 Inc. is offering 4,450,000 shares of its common stock and the selling stockholders are offering 1,550,000 shares. This is our initial public offering and no public market exists for our shares. We anticipate that the initial public offering price will be between $16.00 and $18.00 per share.

Investing in our common stock involves risks.  See “Risk Factors” beginning on page 8 to read about factors you should consider before buying shares of our common stock.

We intend to list our common stock on NYSE Arca under the symbol “LRN.”

		Underwriting		Proceeds to
		Discounts and	Proceeds to	Selling
	Price to Public	Commissions	K12 Inc.	Stockholders

Per Share	$	$	$	$
Total	$	$	$	$

The underwriters may also purchase up to an additional 900,000 shares of common stock from the selling stockholders at the public offering price, less the underwriting discount within 30 days from the date of this prospectus to cover over allotments, if any. We will not receive any proceeds from the sale of shares by the selling stockholders in this offering or any shares sold by the selling stockholders if the underwriters exercise their overallotment option.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about          , 2007.

Morgan Stanley	Credit Suisse

Merrill Lynch & Co.
Robert W. Baird & Co.
BMO Capital Markets
ThinkEquity Partners LLC

          , 2007

You should rely only on the information contained in this prospectus. We and the underwriters have not authorized anyone to provide you with different or additional information. This prospectus is not an offer to sell or a solicitation of an offer to buy our common stock in any jurisdiction where it is unlawful to do so. The information contained in this prospectus is accurate only as of its date, regardless of the date of delivery of this prospectus or of any sale of our common stock.

Until and including          , 2007, 25 days after the commencement of this offering, all dealers that affect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read the following summary together with the more detailed information regarding us and our common stock being sold in the offering, including the risks of investing in our common stock discussed under “Risk Factors” beginning on page 8 and our consolidated financial statements and the related notes appearing elsewhere in this prospectus, before making an investment decision. For convenience in this prospectus, “the Company,” “K12,” “K12,” “we,” “us,” and “our” refer to K12 Inc. and its subsidiaries, taken as a whole. References to fiscal years refer to the fiscal year ended June 30 of the year indicated.

K12 Inc.

Our Company

We are a technology-based education company. We offer proprietary curriculum and educational services created for online delivery to students in kindergarten through 12th grade, or K-12. Our mission is to maximize a child’s potential by providing access to an engaging and effective education, regardless of geographic location or socio-economic background. Since our inception, we have invested more than $100 million to develop curriculum and an online learning platform that promotes mastery of core concepts and skills for students of all abilities. This learning system combines a cognitive research-based curriculum with an individualized learning approach well-suited for virtual schools and other educational applications. From fiscal year 2004 to fiscal year 2007, we increased average enrollments in the virtual public schools we serve from approximately 11,000 students to 27,000 students, representing a compound annual growth rate of approximately 35%. For the three months ended September 30, 2007, we increased average enrollments 50% to approximately 39,500, as compared to the same period in the prior year. From fiscal year 2004 to fiscal year 2007, we increased revenues from $71.4 million to $140.6 million, representing a compound annual growth rate of approximately 25%, and improved from a net loss of $7.4 million to net income of $3.9 million. For the three months ended September 30, 2007, we increased revenues to $59.4 million, representing a growth rate of 57%, as compared to the same period in the prior year. Over the same period, we increased net income to $5.7 million (excluding an income tax benefit of $7.1 million) from $4.7 million.

We believe we are unique in the education industry because of our direct involvement in every component of the educational development and delivery process. Most educational content, software and service providers typically concentrate on only a portion of that process, such as publishing textbooks, managing schools or providing testing and assessment services. This traditional segmented approach has resulted in an uncoordinated and unsatisfactory education for many students. Unburdened by legacy, we have taken a holistic approach to the design of our learning system. We have developed an engaging curriculum which includes online lessons delivered over our proprietary school platform. We combine this with a rigorous system to test and assess students and processes to manage school performance and compliance. In addition, our professional development programs enable teachers to better utilize technology for instruction. Our end-to-end learning system is designed to optimize the performance of the schools we serve and enhance student academic achievement.

As evidence of the benefit of our holistic approach, the virtual public schools we serve generally test near, and in some cases above, state averages on standardized achievement tests. These results have been achieved despite the enrollment of a significant number of new students each school year who have had limited exposure to our learning system prior to taking these required state tests. Students using our learning system for at least three years usually perform better on standardized tests relative to state averages than students using it for one year or less. The efficacy of our learning system has also helped us achieve high levels of customer satisfaction. According to a 2006 internal survey of parents of students enrolled in virtual public schools we serve (with an approximately 33% response rate), approximately 97% of respondents stated that they were either satisfied or very satisfied with our curriculum and 95% of respondents stated that they would recommend our curriculum to other families.

We deliver our learning system to students primarily through virtual public schools. As with any public school, these schools must meet state educational standards, administer proctored exams and are subject to fiscal oversight. The fundamental difference is that students attend virtual public schools primarily over the Internet instead of traveling to a physical classroom. In their online learning environment, students receive assignments, complete lessons, and obtain instruction from certified teachers with whom they interact online, telephonically, and face-to-face. Virtual public schools provide families with a publicly funded alternative to a traditional classroom-based education when relocating or private schooling is not an option, making them the “most public” of schools.

We offer virtual schools our proprietary curriculum, online learning platform and varying levels of academic and management services, which can range from targeted programs to complete turnkey solutions, under long-term contracts. These contracts provide the basis for a recurring revenue stream as students progress through successive grades. Additionally, without the requirement of a physical classroom, virtual schools can be scaled quickly to accommodate a large dispersed student population, and allow more capital resources to be allocated towards teaching, curriculum and technology rather than towards a physical infrastructure.

Substantially all of our enrollments are served through 25 virtual public schools to which we provide full turnkey solutions and seven virtual public schools to which we provide limited management services, located in 17 states and the District of Columbia. Parents can also purchase our curriculum and online learning platform directly to facilitate or supplement their children’s education. Additionally, we have piloted our curriculum in brick and mortar classrooms with promising academic results. We also believe there is additional widespread applicability for our learning system internationally.

Our Market

The U.S. market for K-12 education is large and growing. For example:

•	According to the National Center for Education Statistics (NCES), a division of the U.S. Department of Education, there were more than 49 million students in K-12 public schools during the 2005-06 school year. In addition, according to National Home Education Research, approximately two million students are home schooled and, according to a March 2006 NCES report, approximately five million students are enrolled in private schools.

•	According to the NCES, the public school system alone encompassed more than 98,000 schools and 17,000 school districts during the 2005-06 school year.

•	The NCES estimates that total spending in the public K-12 market was $558 billion for the 2005-06 school year.

Parents and lawmakers are demanding increased standards and accountability in an effort to improve academic performance in U.S. public schools. As a result, each state is now required to establish performance standards and to regularly assess student progress relative to these standards. We expect continued focus on academic standards, assessments and accountability in the near future.

Many parents and educators are also seeking alternatives to traditional classroom-based education that can help improve academic achievement. Demand for these alternatives is evident in the growing number of choices available to parents and students. For example, charter schools emerged in 1988 to provide an alternative to traditional public schools. Similarly, acceptance of online learning initiatives, including not only virtual schools but also online testing and Internet-based professional development, has become widespread. As of September 2006, 38 states had some form of online learning initiative.

Virtual public schools represent one approach to online learning that is gaining acceptance. According to the Center for Education Reform, as of January 2007 there were 173 virtual schools with total enrollment exceeding 92,000 students, operating in 18 states compared to just 86 virtual schools in 13 states with total enrollment of approximately 31,000 students in the 2004-05 school year. Virtual schools can offer a comprehensive curriculum and flexible delivery model; therefore, we believe that a growing number of families will pursue virtual public schools as an attractive public school alternative. Given these statistics and the nascence of this market, we believe there is a significant opportunity for a high-quality, trusted, national education provider to serve virtual public schools.

Our Competitive Strengths

We believe the following to be our key competitive strengths:

Proprietary Curriculum Specifically Designed for a Technology-Enabled Environment.  We specifically designed our curriculum for online learning, in contrast to other online curriculum providers who often just digitize classroom textbooks for transmission over the Internet. Our cognitive research-based curriculum contains more than 11,000 discrete lessons that utilize a combination of innovative technologies, including flash animations, online interactivity and real-time individualized feedback, which we combine with textbooks and other offline course materials to create an engaging and highly effective curriculum and drive greater, more consistent academic achievement.

Flexible, Integrated Online Learning Platform.  Our online learning platform provides a highly flexible and effective means for delivering educational content to students and allows us to update the content on a real-time basis. Our platform offers assessment capabilities to identify the current and targeted academic level of achievement for each student, measures mastery of each learning objective, updates each student’s lesson plan for completed lessons and enables us to track the effectiveness of each lesson with each student on a real-time basis.

Expertise in Opening Channels for Virtual Schooling.  Our education policy experts and established relationships with key educational authorities have allowed us to help individual educational policymakers understand the benefits of virtual schools and establish highly effective, publicly funded education alternatives for parents and their children.

Track Record of Student Achievement and Customer Satisfaction.  The virtual public schools we serve generally test near, and in some cases above, state averages on standardized achievement tests. The efficacy of our learning system has also helped us achieve high levels of customer satisfaction, which has been a strong contributor to our growth, helps drive new student referrals and leads to re-enrollments.

Highly Scalable Model.  We have built our educational model, systems and management team to successfully and efficiently serve the academic needs of a large, dispersed student population. Our ability to leverage the historical investment we made in developing our learning system and our ability to deliver our offering over the Internet enables us to successfully serve a greater number of students at a reduced level of capital investment.

Our Growth Strategy

We intend to pursue the following strategies to drive our future growth:

Generate Enrollment Growth at Existing Virtual Public Schools.  In the 2007-08 school year, we are serving virtual public schools in 17 states and the District of Columbia. We intend to continue to drive increased enrollments at the virtual public schools we serve through targeted marketing and recruiting efforts as well as through referrals.

Enhance Curriculum to Include a Complete High School Offering.  We believe that serving virtual public high schools represents a significant growth opportunity for online education delivery given the increased independence of high school students and the wide variance in academic achievement levels and objectives of students who are entering high school. In the 2005-06 and 2006-07 school years, we began enrolling 9th and 10th grade students, respectively, and with the launch of our 11th and 12th grades in the 2007-08 school year, we are able to provide a complete high school offering to satisfy the broad range of high school student interests.

Expand Virtual Public School Presence into Additional States.  The flexibility and comprehensiveness of our learning system allows us to efficiently adapt our curriculum to meet the individual educational standards of any state with minimal capital investment. We intend to continue to seek opportunities to assist states in establishing virtual public schools and to contract with them to provide our curriculum, online learning platform and related services.

Strengthen Awareness and Recognition of the K12 Brand.  The K12 brand already enjoys strong recognition within the virtual public school community. We have developed a comprehensive brand strategy and intend to invest in further developing awareness of both the K12 brand and the core philosophy behind our learning system outside the virtual public school community.

Pursue International Opportunities to Offer Our Learning System.  We believe there is strong worldwide demand for high-quality, flexible education alternatives. Given the highly flexible design and technology-based nature of our platform, it can be adapted to other languages and cultures efficiently and with modest capital investment. Additionally, our ability to operate virtually is not constrained by the need for a physical classroom or local teachers, which makes our learning system ideal for use internationally.

Develop Additional Channels Through Which to Deliver our Learning System.  We intend to regularly evaluate additional delivery channels and to pursue opportunities where we believe there is likely to be significant demand for our offering, such as direct classroom instruction, hybrid classroom models, supplemental educational offerings, and individual products packaged and sold directly to parents and students.

Certain Risk Factors

Investing in our common stock involves substantial risk. You should carefully consider all the information in this prospectus prior to investing in our common stock and review the section entitled “Risk Factors” immediately following this prospectus summary. These risks and uncertainties include, but are not limited to, the following:

•	Most of our revenues depend on per pupil funding amounts remaining near the levels existing at the time we execute service agreements with the virtual public schools we serve. If those funding levels are materially reduced, new restrictions adopted or payments delayed, our business, financial condition, results of operations and cash flows could be adversely affected.

•	The poor performance or misconduct of other virtual public school operators could tarnish the reputation of all virtual public school operators, which could have a negative influence on our business.

•	Opponents of virtual public schools have sought to challenge the establishment and expansion of such schools through the judicial process. If their interests prevail, it could damage our ability to sustain or grow our current business in certain jurisdictions.

•	We have a limited operating history, and sustained cumulative net losses of approximately $90 million before only recently achieving profitability. If we fail to remain profitable or achieve further marketplace acceptance for our products and services, our business, financial condition and results of operations will be adversely affected.

•	Highly qualified teachers are critical to the success of our learning system. If we are not able to continue to recruit, train and retain quality certified teachers, our lessons might not be effectively delivered to students, compromising their academic performance and our reputation with the virtual public schools we serve. As a result, our brand, business and operating results may be adversely affected.

The Regulation S Transaction

On November 6, 2007, we entered into a stock subscription agreement pursuant to which we agreed to sell KB Education Investments Limited, a company organized under the laws of the British Virgin Islands and a non-U.S. person, in a transaction outside the United States in reliance upon Regulation S under the Securities Act, concurrently with and contingent upon the closing of this offering and at the initial public offering price, that number of shares of common stock that can be purchased for an aggregate purchase price of $15,000,000. We refer to this transaction herein as the “Regulation S Transaction.” Assuming an initial public offering price of $17.00 per share, the midpoint of the range set forth on the cover page of this prospectus, we will sell 882,352 shares of common stock in such transaction. The shares to be sold in the Regulation S Transaction are not registered by the registration statement of which this prospectus is a part and have not been registered under the Securities Act, and may be offered or sold only pursuant to an effective registration statement, pursuant to an available exemption from the registration requirements of the Securities Act or pursuant to the terms of Regulation S. Additionally, the shares to be sold in the Regulation S Transaction are subject to a lock-up pursuant to which the investor has agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of the underwriters for a period of 180 days from the date of this prospectus.

Our Corporate Information

We were incorporated in Delaware in December 1999. Our principal executive offices are located at 2300 Corporate Park Drive, Herndon, VA 20171. Our telephone number is (703) 483-7000. Our website address is www.K12.com. These are textual references only. We do not incorporate the information on, or accessible through, any of our websites into this prospectus, and you should not consider any information on, or that can be accessed through, our websites as part of this prospectus.

The Offering

Common Stock offered by us	4,450,000	shares
Common Stock offered by the selling stockholders	1,550,000	shares

Total	6,000,000	shares

Common Stock outstanding after the offering	27,257,244	shares
Overallotment option	900,000 shares from the selling stockholders

Proposed NYSE Arca symbol	“LRN”

Use of proceeds from this offering	We estimate that our net proceeds from this offering will be approximately $67.4 million, based on an assumed initial public offering price of $17.00 per share (which is the midpoint of the range on the cover page of this prospectus). In addition, we anticipate that we will receive net proceeds of $14.9 million from the sale of additional shares in the Regulation S Transaction. We intend to use the net proceeds from this offering and from the Regulation S Transaction for general corporate purposes, including working capital, capital expenditures and the development of new courses and product offerings, to repay approximately $15.0 million of borrowings under our revolving credit facility and to pay a cash dividend of approximately $6.4 million to the holders of our Series C Preferred Stock, which will become payable upon the closing of this offering. The net proceeds will also provide us with the financial flexibility to make acquisitions and strategic investments. We will receive no proceeds from the sale of common stock to be sold by the selling stockholders in this offering or any shares to be sold by the selling stockholders if the underwriters exercise their overallotment option. See “Use of Proceeds.”

The number of shares of common stock outstanding after this offering:

•	is based on 2,045,217 shares of common stock outstanding as of September 30, 2007;

•	gives effect to the automatic conversion of all 101,386,536 of the outstanding shares of our preferred stock into 19,879,675 shares of our common stock immediately prior to the completion of this offering;

•	gives effect to the sale of 882,352 shares of common stock pursuant to the Regulation S Transaction concurrently with the consummation of the offering (assuming an initial offering price of $17.00 per share, the midpoint of the range set forth on the cover of this prospectus);

•	excludes 4,860,973 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2007 at a weighted average exercise price of $10.37 per share, 2,328,358 shares of preferred stock that may be issued upon the exercise of warrants outstanding as of September 30, 2007 (or upon the consummation of the offering, 456,540 shares of common stock that may be issued upon the exercise of such warrants at a purchase price of $6.83 per share), all of which are currently exercisable at a purchase price of $1.34 per share, and 21,299 shares of common stock that may be issued upon the exercise of warrants outstanding as of September 30, 2007, all of which are exercisable at a purchase price of $8.16 per share;

•	excludes an additional 784,313 shares of common stock reserved for issuance under the K12 Inc. 2007 Equity Incentive Award Plan; and

•	excludes an additional 588,235 shares of common stock reserved for issuance under the K12 Inc. 2007 Employee Stock Purchase Plan.

Except as otherwise indicated, all information contained in this prospectus assumes:

•	a 1 for 5.10 reverse stock split of our common stock that was effected on November 2, 2007, as a result of which each 5.10 shares of preferred stock are now convertible into one share of common stock;

•	an initial offering price of $17.00 per share (which is the midpoint of the range on the cover page of this prospectus); and

•	the underwriters’ option to purchase up to 900,000 additional shares of common stock is not exercised.

SUMMARY CONSOLIDATED FINANCIAL DATA

We derived the summary consolidated financial data presented below as of June 30, 2006 and 2007 and for each of the three years ended June 30, 2005, 2006 and 2007, from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated financial data presented below as of June 30, 2005 from our audited consolidated financial statements that are not included in this prospectus. We have derived our consolidated statement of operations data for the three months ended September 30, 2006 and 2007 and consolidated balance sheet data as of September 30, 2007 from our unaudited consolidated financial statements that are included elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements, and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the three months ended September 30, 2007 and 2006. Our historical results are not necessarily indicative of future operating results. You should read the information set forth below in conjunction with “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and their related notes included elsewhere in this prospectus.

	Three Months Ended
	September 30,		Year Ended June 30,
	2007	2006	2007	2006	2005
	(dollars in thousands, except per share data)

Consolidated Statement of Operations Data:
Revenues	$59,353	$37,743	$140,556	$116,902	$85,310
Cost and expenses:
Instructional costs and services	34,778	19,177	76,064	64,828	49,130
Selling, administrative, and other operating expenses	16,039	11,385	51,159	41,660	30,031
Product development expenses	2,527	2,206	8,611	8,568	9,410

Total costs and expenses	53,344	32,768	135,834	115,056	88,571

Income (loss) from operations	6,009	4,975	4,722	1,846	(3,261)
Interest expense, net	(304)	(94)	(639)	(488)	(279)

Net income (loss) before income taxes	5,705	4,881	4,083	1,358	(3,540)
Income tax benefit (expense)	7,117	(146)	(218)	—	—

Net income (loss)	12,822	4,735	3,865	1,358	(3,540)
Dividends on preferred stock	(1,671)	(1,519)	(6,378)	(5,851)	(5,261)
Preferred stock accretion	(6,560)	(5,367)	(22,353)	(18,697)	(15,947)

Net income (loss) attributable to common stockholders	$4,591	$(2,151)	$(24,866)	$(23,190)	$(24,748)

Net income (loss) attributable to common stockholders per share:
Basic	$2.25	$(1.08)	$(12.42)	$(11.73)	$(12.54)
Diluted	$0.20	$(1.08)	$(12.42)	$(11.73)	$(12.54)
Basic (pro forma)(1)	$0.58	n/a	$0.18	n/a	n/a
Diluted (pro forma)	$0.56	n/a	$0.18	n/a	n/a
Weighted average shares used in computing per share amounts:
Basic	2,043,589	1,998,853	2,001,661	1,977,195	1,973,053
Diluted	22,744,525	1,998,853	2,001,661	1,977,195	1,973,053
Basic (pro forma)(1)	21,923,244	n/a	21,881,316	n/a	n/a
Diluted (pro forma)(1)	22,744,525	n/a	21,890,720	n/a	n/a

Other Data:
Net cash provided by (used in) operating activities	$(2,740)	$3,398	$5,563	$3,625	$9,697
Depreciation and amortization	$2,252	$1,224	$7,404	$4,986	$5,509
Capital expenditures(2)	$8,494	$4,784	$13,418	$10,842	$5,133
EBITDA(3)	$8,261	$6,199	$12,126	$6,832	$2,248
Average enrollments(4)	39,493	26,405	27,005	20,220	15,097

	As of
	September 30,	As of June 30,
	2007	2007	2006	2005
	(dollars in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,903	$1,660	$9,475	$19,953
Total assets	106,202	61,212	48,485	41,968
Total short-term debt	12,500	1,500	—	—
Total long-term obligations	13,406	7,135	4,025	4,466
Convertible redeemable preferred stock	237,787	229,556	200,825	176,277
Total stockholders’ deficit	(192,891)	(197,807)	(173,451)	(150,299)
Working capital	9,939	8,548	15,421	22,953

(1)	Pro forma net income per common share gives effect to the automatic conversion of all of our outstanding shares of preferred stock into common stock immediately prior to the completion to this offering. Assuming the completion of this offering on September 30, 2007, all of our outstanding shares of preferred stock would convert into 19,879,675 shares of common stock.
(2)	Capital expenditures consist of the purchase of property and equipment, capitalized software and new capital lease obligations.
(3)	EBITDA consists of net income (loss) minus interest income, plus interest expense, plus income tax expense and plus depreciation and amortization. Interest income consists primarily of interest earned on short-term investments or cash deposits. Interest expense primarily consists of interest expense for capital leases, long-term and short-term borrowings. We use EBITDA as a measure of operating performance. However, EBITDA is not a recognized measurement under U.S. generally accepted accounting principles, or GAAP, and when analyzing our operating performance, investors should use EBITDA in addition to, and not as an alternative for, net income (loss) as determined in accordance with GAAP. Because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. Furthermore, EBITDA is not intended to be a measure of free cash flow for our management’s discretionary use, as it does not consider certain cash requirements such as tax payments.

We believe EBITDA is useful to an investor in evaluating our operating performance because it is widely used to measure a company’s operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets were acquired.

Our management uses EBITDA:

•	as a measurement of operating performance, because it assists us in comparing our performance on a consistent basis, as it removes depreciation, amortization, interest and taxes; and

•	in presentations to the members of our board of directors to enable our board to have the same measurement basis of operating performance as is used by management to compare our current operating results with corresponding prior periods and with the results of other companies in our industry.

The following table provides a reconciliation of net income (loss) to EBITDA:

	Three Months
	Ended
	September 30,		Year Ended June 30,
	2007	2006	2007	2006	2005
	(dollars in thousands)

Net income (loss)	$12,822	$4,735	$3,865	$1,358	$(3,540)
Interest expense, net	304	94	639	488	279
Income tax (benefit) expense	(7,117)	146	218	—	—
Depreciation and amortization	2,252	1,224	7,404	4,986	5,509

EBITDA	$8,261	$6,199	$12,126	$6,832	$2,248

(4)	To ensure that all schools are reflected in our measure of enrollments, we consider our enrollments as of the end of September to be our opening enrollment level, and the number of students enrolled at the end of May to be our ending enrollment level. To provide comparability, we do not consider enrollment levels for June, July and August as all schools are not open during these months. For each period, average enrollments represent the average of the month end enrollment levels for each month that has transpired between September and the end of the period, up to and including the month of May.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus, including our consolidated financial statements and the related notes, before investing in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, also may become important factors that affect us. If any of the following risks materialize, our business, financial condition or results of operations could be materially harmed. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks Related to Government Funding and Regulation of Public Education

Most of our revenues depend on per pupil funding amounts remaining near the levels existing at the time we execute service agreements with the virtual public schools we serve. If those funding levels are materially reduced, new restrictions adopted or payments delayed, our business, financial condition, results of operations and cash flows could be adversely affected.

The public schools we contract with are financed with government funding from federal, state and local taxpayers. Our business is primarily dependent upon those funds. Budget appropriations for education at all levels of government are determined through the political process and, as a result, funding for the virtual public schools we serve may fluctuate. This political process creates a number of risks that could have an adverse affect on our business including the following:

•	legislative proposals could result in budget cuts for the virtual public schools we serve, and therefore reduce or eliminate the products and services those schools purchase from us, causing our revenues to decline. From time to time, proposals are introduced in state legislatures that single out virtual public schools for disparate treatment. For example, in its fiscal year 2007-09 education budget appropriation, the Indiana legislature decided not to fund any virtual public school that provided for the online delivery of more than 50 percent of its instruction to students. As a result, we decided not to open a virtual public school in Indiana that was already approved by a chartering authority and therefore the anticipated associated revenues were not realized. Other examples include laws that decrease per pupil funding for virtual public schools or alter eligibility and attendance criteria or other funding conditions that could decrease our revenues and limit our ability to grow;

•	as a public company, we will be required to file periodic financial and other disclosure reports with the Securities and Exchange Commission, or the SEC. This information may be referenced in the legislative process, including budgetary considerations, related to the funding of alternative public school options, including virtual public schools. The disclosure of this information by a for-profit education company, regardless of parent satisfaction and student academic achievement, may nonetheless be used by opponents of virtual public schools to propose funding reductions; and

•	from time to time, government funding to schools is not provided when due, which sometimes causes the affected schools to delay or cease payments to us for our products and services. These payment delays have occurred in the past and can deprive us of significant working capital until the matter is resolved, which could hinder our ability to implement our growth strategies and conduct our business. For example, in 2003 the Pennsylvania state legislature withheld monthly payments for every school because it was unable to approve an education budget for six months, which necessitated our borrowing of funds to continue operations.

The poor performance or misconduct of other virtual public school operators could tarnish the reputation of all virtual public school operators, which could have a negative impact on our business.

As a relatively new form of public education, virtual school operators will be subject to scrutiny, perhaps even greater than that applied to traditional public schools or charter schools. Not all virtual public school operators will have successful academic programs or operate efficiently, and new entrants may not perform well either. Such underperforming operators could create the impression that virtual schooling is not an effective way to educate students, whether or not our learning system achieves solid performance. Moreover, some virtual school operators have been subject to governmental investigations alleging the misuse of public funds or financial irregularities. These allegations have attracted significant adverse media coverage and have prompted legislative hearings and regulatory responses. Although these investigations have focused on specific companies and individuals, they may negatively impact public perceptions of virtual public school providers generally, including us. The precise impact of these negative public perceptions on our business is difficult to discern, in part because of the number of states in which we operate and the range of particular malfeasance or performance issues involved. We have incurred significant lobbying costs in several states advocating against harmful legislation which, in our opinion, was aggravated by negative media coverage of particular virtual school operators. If these few situations, or any additional misconduct, cause all virtual public school providers to be viewed by the public and/or policymakers unfavorably, we may find it difficult to enter into or renew contracts to operate virtual schools. In addition, this perception could serve as the impetus for more restrictive legislation, which could limit our future business opportunities.

Opponents of virtual public schools have sought to challenge the establishment and expansion of such schools through the judicial process. If these interests prevail, it could damage our ability to sustain or grow our current business or expand in certain jurisdictions.

We have been, and will likely continue to be, subject to lawsuits filed against virtual public schools by those who do not share our belief in the value of this form of public education. Legal claims have involved challenges to the constitutionality of authorizing statutes, methods of instructional delivery, funding provisions and the respective roles of parents and teachers. We currently face two such lawsuits pertaining to the Wisconsin Virtual Academy and the Chicago Virtual Charter School. See “Business — Legal Proceedings”. An adverse judgment in these cases could serve as a negative precedent in other jurisdictions where we do business, and new lawsuits could result in unexpected liabilities and limit our ability to sustain or grow our current business or expand in certain jurisdictions.

The failure of the virtual public schools we serve to comply with applicable government regulations could result in a loss of funding and an obligation to repay funds previously received, which could adversely affect our business, financial condition and results of operations.

Once authorized by law, virtual public schools are generally subject to extensive regulation. These regulations cover specific program standards and financial requirements including, but not limited to: (i) student eligibility standards; (ii) numeric and geographic limitations on enrollments; (iii) prescribed teacher funding allocations from per pupil revenue; (iv) state-specific curriculum requirements; and (v) restrictions on open-enrollment policies by and among districts. State and federal funding authorities conduct regular program and financial audits of virtual public schools, including the virtual public schools we serve, to ensure compliance with applicable regulations. Two virtual public schools we serve are currently undergoing such audits. See “Business — Distribution Channels”. If a virtual public school we serve is found to be noncompliant, it can be barred from receiving additional funds and could be required to repay funds received during the period of non-compliance, which could impair that school’s ability to pay us for services in a timely manner, if at all. Additionally, the indemnity provisions in our standard service agreements with virtual public schools may require us to return any contested funds on behalf of the school. For a more detailed discussion of the regulations affecting our business, see “Regulation.”

Virtual public schools are relatively new, and enabling legislation therefore is often ambiguous and subject to discrepancies in interpretation by regulatory authorities, which may lead to disputes over our ability to invoice and receive payments for services rendered.

Statutory language providing for virtual public schools is sometimes interpreted by regulatory authorities in ways that may vary from year to year, making compliance subject to uncertainty. For example, in Colorado, the regulators’ approach to determining the eligibility of virtual school students for funding purposes, which is based on a student’s substantial completion of a semester in a public school, has undergone varying interpretations. These regulatory uncertainties may lead to disputes over our ability to invoice and receive payments for services rendered, which could adversely affect our business, financial condition and results of operations.

The operation of virtual public schools depends on the maintenance of the authorizing charter and compliance with applicable laws. If these charters are not renewed, our contracts with these schools would be terminated.

In many cases, virtual public schools operate under a charter that is granted by a state or local authority to the charter holder, such as a community group or an established not-for-profit corporation, which typically is required by state law to qualify for student funding. In fiscal year 2007, approximately 90% of our revenues were derived from virtual public schools operating under a charter. The service agreement for these schools is with the charter holder or the charter board. Non-profit charter schools qualifying for exemption from federal taxation under Internal Revenue Code Section 501(c)(3) as charitable organizations must also operate in accordance with Internal Revenue Service rules and policies to maintain that status and their funding eligibility. In addition, all state charter school statutes require periodic reauthorization. While none of the virtual public schools we serve have failed to maintain their authorizing charter, if a virtual public school we serve fails to maintain its tax-exempt status and funding eligibility, or if its charter is revoked for non-performance or other reasons that may be due to actions of the independent charter board completely outside of our control, our contract with that school would be terminated.

Actual or alleged misconduct by our senior management and directors would make it more difficult for us to enter into new contracts or renew existing contracts.

If any of our directors, officers or key employees are accused or found to be guilty of serious crimes, including the mismanagement of public funds, the schools we serve could be barred from entering into or renewing service agreements with us or otherwise discouraged from contracting with us and, as a result, our business and revenues would be adversely affected.

Risks Related to Our Business and Our Industry

We have a limited operating history, and sustained cumulative net losses of approximately $90 million before only recently achieving profitability. If we fail to remain profitable or achieve further marketplace acceptance for our products and services, our business, financial condition and results of operations will be adversely affected.

The virtual public schools we serve began enrolling students in the 2002-03 school year. As a result, we have only a limited operating history upon which you can evaluate our business and prospects. Since our inception, we have recorded cumulative net losses totaling approximately $90 million until we recently achieved profitability. We recorded our first profit in the fiscal year ended June 30, 2006. There can be no assurance that we will remain profitable, or that our products and services will achieve further marketplace acceptance. Our marketing efforts may not generate a sufficient number of student enrollments to sustain our business plan; our capital and operating costs may exceed planned levels; and we may be unable to develop and enhance our service offerings to meet the demands of virtual public schools and students to the extent that such demands and preferences change. If we are not successful in managing our business and operations, our financial condition and results of operations will be adversely affected.

Highly qualified teachers are critical to the success of our learning system. If we are not able to continue to recruit, train and retain quality certified teachers, our curriculum might not be effectively delivered to students, compromising their academic performance and our reputation with the virtual public schools we serve. As a result, our brand, business and operating results may be adversely affected.

Effective teachers are critical to maintaining the quality of our learning system and assisting students with their daily lessons. Teachers in virtual public schools must be state certified and have strong interpersonal communications skills to be able to effectively instruct students in a virtual school setting. They must also possess the technical skills to use our technology-based learning system. There is a limited pool of teachers with these specialized attributes and the virtual public schools we serve must provide competitive compensation packages to attract and retain such qualified teachers.

The teachers in most virtual public schools we serve are not our employees and the ultimate authority relating to those teachers resides with the governing body overseeing the schools. However, under many of our service agreements with virtual public schools, we have responsibility to recruit, train and manage these teachers. We must also provide continuous training to virtual public school teachers so that they can stay abreast of changes in student demands, academic standards and other key trends necessary to teach online effectively. We may not be able to recruit, train and retain enough qualified teachers to keep pace with our growth while maintaining consistent teaching quality in the various virtual public schools we serve. Shortages of qualified teachers or decreases in the quality of our instruction, whether actual or perceived, would have an adverse effect on our business.

The schools we contract with and serve are governed by independent governing bodies who may shift their priorities or change objectives in ways adverse to us.

We contract with and provide a majority of our products and services to virtual public schools governed by independent boards or similar governing bodies. While we typically share a common objective at the outset of our business relationship, over time our interests could diverge. If these independent boards of the schools we serve subsequently shift their priorities or change objectives, and as a result reduce the scope or terminate their relationship with us, our ability to generate revenues would be adversely affected.

Our contracts with the virtual public schools we serve are subject to periodic renewal, and each year several of these agreements are set to expire. If we are unable to renew several such contracts or if a single significant contract expires during a given year, our business, financial condition, results of operations and cash flow could be adversely affected.

For the 2007-08 school year, we have contracts to provide our full range of products and services to virtual public schools in 17 states and the District of Columbia. Several of these contracts are scheduled to expire in any given year. For example, five such contracts are scheduled to expire in 2008, and we usually begin to engage in renewal negotiations during the final year of these contracts. In order to renew these contracts, we have to enter into negotiations with the independent boards of these virtual public schools. Historically we have been successful in renewing these contracts, but such renewals typically contain revised terms, which may be more or less favorable then the terms of the original contract. For example, a school in Pennsylvania reduced the term of its contract from five years to three years when renewing its contract in 2006, whereas a school in Ohio increased the term of its contract from five years to 10 years upon renewal in 2007. While we have no reason to believe that schools will not continue to renew their contracts upon expiration, we recognize that each renegotiation is unique and, if we are unable to renew several such contracts or one significant contract expiring during a given year, or if such renewals have significantly less favorable terms than existing contracts, our business, financial condition, results of operations and cash flow could be adversely affected.

We generate significant revenues from four virtual public schools, and the termination, revocation, expiration or modification of our contracts with these virtual public schools could adversely affect our business, financial condition and results of operation.

In fiscal year 2007, we derived more than 10% of our revenues from each of the Ohio Virtual Academy, the Arizona Virtual Academy, the Pennsylvania Virtual Charter School and the Colorado Virtual Academy. In aggregate, these schools accounted for 49% of our total revenues. If our contracts with any of these virtual public schools are terminated, the charters to operate any of these schools are not renewed or are revoked, enrollments decline substantially, funding is reduced, or more restrictive legislation is enacted, our business, financial condition and results of operations could be adversely affected.

We may not be able to effectively address the execution risks associated with our expansion into the virtual high school market. Our failure to do so could substantially harm our growth strategy.

The virtual high school market presents us with a number of challenges, including the launch of 11th and 12th grade offerings. We are currently using third-party platforms and some third-party curriculum in our high school offering. If the quality of the third-party curriculum or platforms is unsatisfactory, student enrollments could decline. Furthermore, the subject matter expertise and skills necessary to teach in high school are fundamentally different than those necessary to teach kindergarten through 8th grade. If the high school instructional experience does not meet the expectations of students previously enrolled in our kindergarten through 8th grade programs, or new enrollees experience performance issues with our high school program delivery, the virtual public schools we serve may decline to offer our high school program and our business, financial condition and results of operations may be adversely affected.

Our growth strategy anticipates that we will create new products and distribution channels and expand existing distribution channels. If we are unable to effectively manage these initiatives, our business, financial condition, results of operations and cash flows would be adversely affected.

As we create new products and distribution channels and expand our existing distribution channels, we expect to face challenges distinct from those we currently encounter, including:

•	our development of public hybrid schools, which will produce different operational challenges than those we currently encounter. In addition to the online component, hybrid schools require us to lease facilities for classrooms, staff classrooms with teachers, provide meals, adhere to local safety and fire codes, purchase additional insurance and fulfill many other responsibilities;

•	our expansion into international markets may require us to conduct our business differently than we do in the United States. For example, we may attempt to open a tuition-based private school or establish a traditional brick and mortar school. Additionally, we may have difficulty training and retaining qualified teachers or generating sufficient demand for our products and services in international markets. International opportunities will also produce different operational challenges than those we currently encounter; and

•	our use of our curriculum in classrooms will produce challenges with respect to adapting our curriculum for effective use in a traditional classroom setting.

Our failure to manage these new distribution channels, or any new distribution channels we pursue, may have an adverse effect on our business, financial condition, results of operations and cash flows.

Increasing competition in the market segments that we serve could lead to pricing pressures, reduced operating margins, loss of market share and increased capital expenditures.

We face varying degrees of competition from several discrete education providers because our learning system integrates all the elements of the education development and delivery process, including curriculum development, textbook publishing, teacher training and support, lesson planning, testing and assessment, and school performance and compliance management. We compete most directly with companies that provide online curriculum and support services to K-12 virtual public schools. Additionally, we expect increased competition from for-profit post-secondary and supplementary education providers that have begun to offer virtual high school curriculum and services. In certain jurisdictions and states where we currently serve virtual public schools, we expect intense competition from existing providers and new entrants. Our competitors may adopt similar curriculum delivery, school support and marketing approaches, with different pricing and service packages that may have greater appeal in the market. If we are unable to successfully compete for new business, win and renew contracts or maintain current levels of academic achievement, our revenue growth and operating margins may decline. Price competition from our current and future competitors could also result in reduced revenues, reduced margins or the failure of our product and service offerings to achieve or maintain more widespread market acceptance.

We may also face direct competition from publishers of traditional educational materials that are substantially larger than we are and have significantly greater financial, technical and marketing resources. As a result, they may be able to devote more resources to develop products and services that are superior to our platform and technologies. We may not have the resources necessary to acquire or compete with technologies being developed by our competitors, which may render our online delivery format less competitive or obsolete.

Our future success will depend in large part on our ability to maintain a competitive position with our curriculum and our technology, as well as our ability to increase capital expenditures to sustain the competitive position of our product. We cannot assure you that we will have the financial resources, technical expertise, marketing, distribution or support capabilities to compete effectively.

If demand for increased options in public schooling does not continue or if additional jurisdictions do not authorize or adequately fund virtual public schools, our business, financial condition and results of operations could be adversely affected.

According to the Center for Education Reform, as of January 2007 there were 173 virtual schools with total enrollments exceeding 92,000 students, operating in 18 states. However, if the demand for virtual public schools does not increase, if additional jurisdictions do not authorize new virtual schools or if the funding of such schools is inadequate, our business, financial condition and results of operations could be adversely affected.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter-to-quarter and adversely impact the market price of our common stock.

Our revenues and operating results normally fluctuate as a result of seasonal variations in our business, principally due to the number of months in a fiscal quarter that our virtual public schools are fully operational and serving students. In the typical academic year, our first and fourth fiscal quarters may have fewer than three full months of operations, whereas our second and third fiscal quarters will have three complete months of operations. We ship offline learning kits to students in the beginning of the school year, our first fiscal quarter, generally resulting in higher offline learning kit revenues and margins in the first fiscal quarter relative to the other quarters. In aggregate, the seasonality of our revenues has generally produced higher revenues in the first fiscal quarter and lower revenues in the fourth fiscal quarter.

Our operating expenses are also seasonal. Instructional costs and services increase in the first fiscal quarter primarily due to the costs incurred to ship offline learning kits at the beginning of the school year. These instructional costs may increase significantly quarter-to-quarter as school operating expenses increase. The majority of our selling and marketing expenses are incurred in the first and fourth fiscal quarters, as our primary enrollment season is July through September.

We expect quarterly fluctuations in our revenues and operating results to continue. These fluctuations could result in volatility and adversely affect our cash flow. As our business grows, these seasonal fluctuations may become more pronounced. As a result, we believe that quarterly comparisons of our financial results may not be reliable as an indication of future performance.

Our revenues for a fiscal year are based in part on our estimate of the total funds each school will receive in a particular school year and our estimate of the full year deficits to be incurred by each school. As a result, differences between our estimates and the actual funds received and deficits incurred could have an adverse impact on our results of operations and cash flows.

We recognize revenues from certain of our fees ratably over the course of our fiscal year. To determine the amount of revenues to recognize, we estimate the total funds each school will receive in a particular school year. Additionally, we take responsibility for any operating deficits at most of the virtual schools we serve. Because these operating deficits may impair our ability to collect the full amount invoiced in a period and collection cannot reasonably be assured, we reduce revenues by the estimated amount of these deficits. We review our estimates of total funds and operating deficits periodically, and we revise as necessary, amortizing any adjustments over the remaining portion of the fiscal year. Actual funding received and operating deficits incurred may vary from our estimates or revisions and could adversely impact our results of operation and cash flows.

The continued development of our brand identity is important to our business. If we are not able to maintain and enhance our brand, our business and operating results may suffer.

Expanding brand awareness is critical to attracting and retaining students, and for serving additional virtual public schools. In order to expand brand awareness, we intend to spend significant resources on a brand-enhancement strategy, which includes sales and marketing efforts directed to targeted locations as well as the national marketplace, the educational community at large, key political groups, image-makers and the media. We believe that the quality of our curriculum and management services has contributed significantly to the success of our brand. As we continue to increase enrollments and extend our geographic reach, maintaining quality and consistency across all of our services and products may become more difficult to achieve, and any significant and well-publicized failure to maintain this quality and consistency will have a detrimental effect on our brand. We cannot provide assurances that our new sales and marketing efforts will be successful in further promoting our brand in a competitive and cost effective manner. If we are unable to further enhance our brand recognition and increase awareness of our products and services, or if we incur excessive sales and marketing expenses, our business and results of operations could be adversely affected.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services and brand.

Our patent, trademarks, trade secrets, copyrights and other intellectual property rights are important assets for us. For example, we have been granted a patent relating to the hardware and network infrastructure of our online school, including the system components for creating and administering assessment tests and our lesson progress tracker. Additionally, we are the copyright owner of over 11,000 lessons in the courses comprising our proprietary curriculum and we have registered copyrights or filed copyright applications that cover nearly all of these lessons. Various events outside of our control pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in every country in which our products and services are distributed or made available through the Internet. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting our intellectual property rights is costly and time consuming. Any unauthorized use of our intellectual property could make it more expensive to do business and harm our operating results.

Although we seek to obtain patent protection for our innovations, it is possible that we may not be able to protect some of these innovations. In addition, given the costs of obtaining patent protection, we may choose not to protect certain innovations that later turn out to be important. Furthermore, there is always the possibility, despite our efforts, that the scope of the protection gained will be insufficient or that an issued patent may be deemed invalid or unenforceable.

We also seek to maintain certain intellectual property as trade secrets. This secrecy could be compromised by outside parties, or by our employees intentionally or accidentally, which would cause us to lose the competitive advantage resulting from these trade secrets.

We must monitor and protect our Internet domain names to preserve their value.

We own the domain names K12 (.com and .org) and K-12 (.com, .net, and .org) as well as the service mark K12. Third parties may acquire substantially similar domain names that decrease the value of our domain names and trademarks and other proprietary rights which may hurt our business. The regulation of domain names in the United States and foreign countries is subject to change. Governing bodies could appoint additional domain name registrars or modify the requirements for holding domain names. Governing bodies could also establish additional “top-level” domains, which are the portion of the Web address that appears to the right of the “dot,” such as “com,” “gov,” or “org.” As a result, we may not maintain exclusive rights to all potentially relevant domain names in the United States or in other countries in which we conduct business.

We may be sued for infringing the intellectual property rights of others and such actions would be costly to defend, could require us to pay damages and could limit our ability or increase our costs to use certain technologies in the future.

Companies in the Internet, technology, education, curriculum and media industries own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we grow, the likelihood that we may be subject to such claims also increases. Regardless of the merits, intellectual property claims are often time-consuming and expensive to litigate or settle. In addition, to the extent claims against us are successful, we may have to pay substantial monetary damages or discontinue any of our products, services or practices that are found to be in violation of another party’s rights. We also may have to seek a license and make royalty payments to continue offering our products and services or following such practices, which may significantly increase our operating expenses.

We may be subject to legal liability resulting from the actions of third parties, including independent contractors and teachers, which could cause us to incur substantial costs and damage our reputation.

We may be subject, directly or indirectly, to legal claims associated with the actions of our independent contractors and teachers. In the event of accidents or injuries or other harm to students, we could face claims alleging that we were negligent, provided inadequate supervision or were otherwise liable for their injuries. Additionally, we could face claims alleging that our independent curriculum contractors or teachers infringed the intellectual property rights of third parties. A liability claim against us or any of our independent contractors or teachers could adversely affect our reputation, enrollment and revenues. Even if unsuccessful, such a claim could create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of management.

Unauthorized disclosure or manipulation of student, teacher and other sensitive data, whether through breach of our network security or otherwise, could expose us to costly litigation or could jeopardize our contracts with virtual public schools.

Maintaining our network security is of critical importance because our Student Administration Management System (SAMS) stores proprietary and confidential student and teacher information, such as names, addresses, and other personal information. Individuals and groups may develop and deploy viruses, worms and other malicious software programs that attack or attempt to infiltrate SAMS. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, third parties may be able to access student records and we could be subject to liability or our business could be interrupted. Penetration of our network security could have a negative impact on our reputation and could lead virtual public schools and parents to choose competitive offerings. As a result, we may be required to expend significant resources to provide additional protection from the threat of these security breaches or to alleviate problems caused by these breaches.

We rely on the Internet to enroll students and to deliver our products and services to children, which exposes us to a growing number of legal risks and increasing regulation.

We collect information regarding students during the online enrollment process, and a significant amount of our curriculum content is delivered over the Internet. As a result, specific federal and state laws that could have an impact on our business include the following:

•	the Children’s Online Privacy Protection Act, which restricts the distribution of certain materials deemed harmful to children and imposes additional restrictions on the ability of online companies to collect personal information from children under the age of 13; and

•	the Family Educational Rights and Privacy Act, which imposes parental or student consent requirements for specified disclosures of student information, including online information.

In addition, the laws applicable to the Internet are still developing. These laws impact pricing, advertising, taxation, consumer protection, quality of products and services, and are in a state of change. New laws may also be enacted, which could increase the costs of regulatory compliance for us or force us to change our business practices. As a result, we may be exposed to substantial liability, including significant expenses necessary to comply with such laws and regulations.

System disruptions and vulnerability from security risks to our online computer networks could impact our ability to generate revenues and damage our reputation, limiting our ability to attract and retain students.

The performance and reliability of our technology infrastructure is critical to our reputation and ability to attract and retain virtual public schools, parents and students. Any sustained system error or failure, or a sudden and significant increase in bandwidth usage, could limit access to our learning system, and therefore, damage our ability to generate revenues. Our technology infrastructure could be vulnerable to interruption or malfunction due to events beyond our control, including natural disasters, terrorist activities and telecommunications failures.

Substantially all of the inventory for our offline learning kits is located in one warehouse facility. Any damage or disruption at this facility would have an adverse effect on our business, financial condition and results of operations.

Substantially all of the inventory for our offline learning kits is located in one warehouse facility operated by a third-party. A natural disaster, fire, power interruption, work stoppage or other unanticipated catastrophic event, especially during the period from May through September when we have received most of the curriculum materials for the school year and have not yet shipped such materials to students, could significantly disrupt our ability to deliver our products and operate our business. If any of our material inventory were to experience any significant damage, we would be unable to meet our contractual obligations and our business would suffer.

Any significant interruption in the operations of our data center could cause a loss of data and disrupt our ability to manage our network hardware and software and technological infrastructure.

We host our products and serve all of our students from a third-party data center facility. While we are developing a risk mitigation plan, such a plan may not be able to prevent a significant interruption in the operation of this facility or the loss of school and operational data due to a natural disaster, fire, power interruption, act of terrorism or other unanticipated catastrophic event. Any significant interruption in the operation of this facility, including an interruption caused by our failure to successfully expand or upgrade our systems or manage our transition to utilizing the expansions or upgrades, could reduce our ability to manage our network and technological infrastructure, which could result in lost sales, enrollment terminations and impact our brand reputation.

Additionally, we do not control the operation of this facility and must rely on a third-party to provide the physical security, facilities management and communications infrastructure services related to our data center. Although we believe we would be able to enter into a similar relationship with another third-party should this relationship fail or terminate for any reason, our reliance on a third-party vendor exposes us to risks outside of our control. If this third-party vendor encounters financial difficulty such as bankruptcy or other events beyond our control that causes it to fail to secure adequately and maintain its hosting facilities or provide the required data communications capacity, students of the virtual public schools we serve may experience interruptions in our service or the loss or theft of important customer data.

Any significant interruption in the operations of our call center could disrupt our ability to respond to service requests and process orders and to deliver our products in a timely manner.

Our call center is housed in a single facility. We do not currently have a fully functional back-up system in place for this facility. While we are developing a risk mitigation plan, such a plan may not be able to prevent a significant interruption in the operation of this facility due to natural disasters, accidents, failures of the inventory locator or automated packing and shipping systems we use or other events. Any significant interruption in the operation of this facility, including an interruption caused by our failure to successfully expand or upgrade our systems or to manage these expansions or upgrades, could reduce our ability to respond to service requests, receive and process orders and provide products and services, which could result in lost and cancelled sales, and damage to our brand reputation.

Capacity limits on some of our technology, transaction processing systems and network hardware and software may be difficult to project and we may not be able to expand and upgrade our systems in a timely manner to meet significant unexpected increased demand.

As the number of virtual public schools we serve increases and our student base grows, the traffic on our transaction processing systems and network hardware and software will rise. We may be unable to accurately project the rate of increase in the use of our transaction processing systems and network hardware and software. In addition, we may not be able to expand and upgrade our systems and network hardware and software capabilities to accommodate significant unexpected increased use. If we are unable to appropriately upgrade our systems and network hardware and software in a timely manner, our operations and processes may be temporarily disrupted.

We may be unable to manage and adapt to changes in technology.

We will need to respond to technological advances and emerging industry standards in a cost-effective and timely manner in order to remain competitive. The need to respond to technological changes may require us to make substantial, unanticipated expenditures. There can be no assurance that we will be able to respond successfully to technological change.

We may be unable to attract and retain skilled employees.

Our success depends in large part on continued employment of senior management and key personnel who can effectively operate our business. If any of these employees leave us and we fail to effectively manage a transition to new personnel, or if we fail to attract and retain qualified and experienced professionals on acceptable terms, our business, financial conditions and results of operations could be adversely affected.

Our success also depends on our having highly trained financial, technical, recruiting, sales and marketing personnel. We will need to continue to hire additional personnel as our business grows. A shortage in the number of people with these skills or our failure to attract them to our Company could impede our ability to increase revenues from our existing products and services and to launch new product offerings, and would have an adverse effect on our business and financial results.

We may not be able to effectively manage our growth, which could impair our ability to operate profitably.

We have experienced significant expansion since our inception, which has sometimes strained our managerial, operational, financial and other resources. A substantial increase in our enrollment or the addition of new schools in a short period of time could strain our current resources and increase capital expenditures, without an immediate increase in revenues. Our failure to successfully manage our growth in a cost efficient manner and add and retain personnel to adequately support our growth could disrupt our business and decrease profitability.

We may need additional capital in the future, but there is no assurance that funds will be available on acceptable terms.

We may need to raise additional funds in order to achieve growth or fund other business initiatives. This financing may not be available in sufficient amounts or on terms acceptable to us and may be dilutive to existing stockholders. Additionally, any securities issued to raise funds may have rights, preferences or privileges senior to those of existing stockholders. If adequate funds are not available or are not available on acceptable terms, our ability to expand, develop or enhance services or products, or respond to competitive pressures will be limited.

Our curriculum and approach to instruction may not achieve widespread acceptance, which would limit our growth and profitability.

Our curriculum and approach to instruction are based on the structured delivery, clarification, verification and practice of lesson subject matter. The goal of this approach is to make students proficient at the fundamentals and to instill confidence in a subject prior to confronting new and complex concepts. This approach, however, is not accepted by all academics and educators, who may favor less formalistic methods. Accordingly, some academics and educators are opposed to the principles and methodologies associated with our approach to learning, and have the ability to negatively influence the market for our products and services.

If student performance falls or parent and student satisfaction declines, a significant number of students may not remain enrolled in a virtual public school that we serve, and our business, financial condition and results of operations will be adversely affected.

The success of our business depends on a family’s decision to have their child continue his or her education in a virtual public school that we serve. This decision is based on many factors, including student achievement and parent and student satisfaction. Students may perform significantly below state averages or the virtual school may fail to meet the standards of the No Child Left Behind Act. For instance, in the 2005-06 school year, an increase in certain enrollments in two of the virtual schools we served created the need to monitor two subgroups that did not meet Adequate Yearly Progress requirements of NCLB, causing those schools not to meet the Adequate Yearly Progress requirements for that year. We expect that, as our enrollments increase and the portion of students that have not used our learning system for multiple years increases, the average performance of all students using our learning system may decrease, even if the individual performance of other students improves over time. Additionally, parent and student satisfaction may decline as not all parents and students are able to devote the substantial time and energy necessary to complete our curriculum. A student’s satisfaction may also suffer if his or her relationship with the virtual school teacher does not meet expectations. If a student’s performance or satisfaction declines, students may decide not to remain enrolled in a virtual public school that we serve and our business, financial condition and results of operations will be adversely affected.

Although we do not currently transact a material amount of business in a foreign country, we intend to expand into international markets, which will subject us to additional economic, operational and political risks that could increase our costs and make it difficult for us to continue to operate profitably.

One of our growth strategies is to pursue international opportunities that leverage our current product and service offerings. The addition of international operations may require significant expenditure of financial and management resources and result in increased administrative and compliance costs. As a result of such expansion, we will be increasingly subject to the risks inherent in conducting business internationally, including:

•	foreign currency fluctuations, which could result in reduced revenues and increased operating expenses;

•	potentially longer payment and sales cycles;

•	difficulty in collecting accounts receivable;

•	the effect of applicable foreign tax structures, including tax rates that may be higher than tax rates in the United States or taxes that may be duplicative of those imposed in the United States;

•	tariffs and trade barriers;

•	general economic and political conditions in each country;

•	inadequate intellectual property protection in foreign countries;

•	uncertainty regarding liability for information retrieved and replicated in foreign countries;

•	the difficulties and increased expenses in complying with a variety of U.S. and foreign laws, regulations and trade standards, including the Foreign Corrupt Practices Act; and

•	unexpected changes in regulatory requirements.

Risks Related to this Offering

The price of our common stock may be subject to wide fluctuations and may trade below the initial public offering price.

Before this offering, there has not been a public market for our common stock. The initial public offering price of our common stock will be determined by negotiations between us and representatives of the underwriters based on numerous factors, including those that we discuss under “Underwriting.” This price may not be indicative of the market price of our common stock after this offering. We cannot assure you that an active public market for our common stock will develop or be sustained after this offering. The market price of our common stock also could be subject to significant fluctuations. As a result, you may not be able to sell your shares of our common stock quickly or at prices equal to or greater than the price you paid in this offering.

Among the factors that could affect our common stock price are the risks described in this section and other factors, including:

•	quarterly variations in our operating results compared to market expectations;

•	changes in expectations as to our future financial performance, including financial estimates or reports by securities analysts;

•	changes in market valuations of similar companies;

•	liquidity and activity in the market for our common stock;

•	sales of our common stock by our stockholders;

•	strategic moves by us or our competitors, such as acquisitions or restructurings;

•	general market conditions; and

•	domestic and international economic, legal and regulatory factors unrelated to our performance.

Stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of our common stock, regardless of our operating performance.

Sales of substantial amounts of our common stock in the public markets, or the perception that they might occur, could reduce the price of our common stock and may dilute your voting power and your ownership interest in us.

After the completion of this offering, we will have 27,257,244 shares of common stock outstanding. This number is comprised of all the shares of our common stock that we and the selling stockholders are selling in this offering and any shares sold by the selling stockholders if the underwriters exercise their overallotment option, which may be resold immediately in the public market, the 882,352 shares we will sell pursuant to the Regulation S Transaction concurrently with this offering (assuming an initial offering price of $17.00 per share, the midpoint of the range set forth on the cover of this prospectus) and 20,374,892 shares held by our existing stockholders that are not being sold in this offering or pursuant to the underwriters’ over-allotment option. Subject to certain exceptions described under the caption “Underwriting,” we and all of our directors and executive officers and certain of our stockholders and optionholders have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of the underwriters for a period of 180 days from the date of this prospectus. When this period expires we and our locked-up stockholders will be able to sell our shares in the public market. As of November 14, 2007, approximately 21.6 million of our outstanding shares were subject to the lock-up restrictions. Sales of a substantial number of such shares upon expiration, or early release, of the lock-up (or the perception that such sales may occur) could cause our share price to fall.

We cannot predict what effect, if any, future sales of our common stock, or the availability of common stock for future sale, will have on the market price of our common stock. Sales of substantial amounts of our common stock in the public market following our initial public offering, including a secondary offering by the Company, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

We also may issue our shares of common stock from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares in connection with any such acquisitions and investments.

Upon completion of this offering, 21,257,244 of our shares of common stock will be restricted or control securities within the meaning of Rule 144 under the Securities Act of 1933, as amended, (20,357,244 shares of common stock if the underwriters’ overallotment option is exercised in full). The rules affecting the sale of these securities are summarized under “Shares Eligible for Future Sale.”

Our principal stockholders hold (and following completion of this offering will continue to hold) shares of our common stock in which they have a large unrealized gain, and these stockholders may wish, to the extent they may permissibly do so, to realize some or all of that gain relatively quickly by selling some or all of their shares.

Investors purchasing common stock in this offering will experience immediate and substantial dilution after giving effect to the net proceeds from this offering and the Regulation S Transaction.

The assumed initial public offering price of our common stock is substantially higher than the net tangible book value per outstanding share of our common stock immediately after this offering and the Regulation S Transaction. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. Purchasers of our common stock in this offering will incur immediate and substantial dilution of $12.33 per share in the net tangible book value of our common stock from the assumed initial public offering price of $17.00 per share, which is the mid-point of the estimated range set forth on the cover of this prospectus. If the underwriters exercise their over-allotment option in full, there will be an additional dilution of $0.15 per share in the net tangible book value of our common stock, assuming the same public offering price. See “Dilution.” In addition, if outstanding options to purchase shares of common stock are exercised, there could be substantial additional dilution.

Antitakeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the consummation of this offering may delay or prevent an acquisition of us or a change in our management. These provisions will include prohibition on actions by written consent of our stockholders and the ability of our board of directors to issue preferred stock without stockholder approval. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. Although we believe these provisions collectively provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with our board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting and will be subject to other requirements that will be burdensome and costly. We may not timely complete our analysis of our internal control over financial reporting, or these internal controls may not be determined to be effective, which could adversely affect investor confidence in our company and, as a result, the value of our common stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (Section 404), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our auditors will issue an attestation report on our internal control over financial reporting.

We are just beginning the costly and challenging process of compiling the system and processing documentation before we perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control is effective. If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to issue an unqualified opinion that we maintained, in all material respects, effective internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on the price of our common stock. Failure to comply with the new rules might make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors, or as executive officers.

In addition, as a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, and our administrative staff will be required to perform additional tasks. For example, in anticipation of becoming a public company, we will need to create or revise the roles and duties of our board committees, adopt disclosure controls and procedures, retain a transfer agent, adopt an insider trading policy and bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under federal securities laws. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, and related regulations implemented by the SEC and NYSE Arca, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Our largest stockholders will continue to have significant control over us after this offering, and they may make decisions with which you disagree.

Following the offering, assuming no exercise of the underwriters’ overallotment option, our current stockholders will beneficially own approximately 74.8% of the outstanding shares of common stock (or approximately 62.5% of the shares of common stock on a fully diluted basis, after giving effect to the exercise of all outstanding options and other rights to acquire common stock). As a result, such current stockholders may have the ability to control the election of our directors and the outcome of corporate actions requiring stockholder approval. This concentration of ownership could have the effect of discouraging potential take-over attempts and may make attempts by stockholders to change our management more difficult.

We have not paid and do not expect to pay dividends, and any return on your investment will likely be limited to the appreciation of our common stock.

We have never paid dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future. If, however, we decide to pay dividends on our common stock in the future, the payment of dividends will depend on our earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. In addition, our credit facility with PNC Bank, N.A. (PNC Bank) contains covenants prohibiting the payment of cash dividends without their consent. Accordingly, for the foreseeable future, any return on your investment will be related to the appreciation of our stock price.

We have broad discretion in the use of the net proceeds from this offering and the Regulation S Transaction and may not use them effectively.

We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering and the Regulation S Transaction. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds.” The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering and the Regulation S Transaction in a manner that does not produce income or that loses value.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. The price of our stock could decline if one or more securities analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission, or SEC, encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus contains such “forward-looking statements.”

All statements other than statements of historical facts contained in this prospectus, including our disclosure and analysis concerning our operations, cash flows and financial position, business strategy and plans and objectives, including, in particular, the likelihood of our success developing and expanding our business, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. All forward-looking statements are management’s present expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, the risks and uncertainties set forth in “Risk Factors,” beginning on page 8 of this prospectus.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this prospectus might not occur. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise. All subsequent forward-looking statements attributable to us or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other industry data. These data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified the statistical and other industry data generated by independent parties and contained in this prospectus and, accordingly, we cannot guarantee their accuracy or completeness. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

Assuming an initial public offering price of $17.00 per share, we estimate that we will receive net proceeds from this offering of approximately $67.4 million, after deducting underwriting discounts and commissions and other estimated expenses of $3.0 million payable by us. We will not receive any of the proceeds from the sale of shares to be sold by the selling stockholders in this offering or any shares to be sold by the selling stockholders if the underwriters exercise their overallotment option. See “Principal and Selling Stockholders” for more information. A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $4.1 (4.1) million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. In addition, we anticipate that we will receive net proceeds of $14.9 million from the sale of additional shares in the Regulation S Transaction.

We intend to use the net proceeds from this offering and from the Regulation S Transaction for general corporate purposes, including working capital, capital expenditures and the development of new courses and product offerings. In addition, we intend to repay approximately $15.0 million of borrowings under our revolving credit facility, which bears interest at rates of approximately 6.0% to 7.0%, with various maturity dates on or before December 14, 2007 that may be renewed at the then current interest rate, and to pay a cash dividend of approximately $6.4 million to the holders of our Series C Preferred Stock, which will become payable upon the closing of this offering. The net proceeds will also provide us with the financial flexibility to make acquisitions and strategic investments. Management will have broad discretion in the allocation of the net proceeds from this offering and from the Regulation S Transaction. Depending upon future events, we may determine at a later time to use the net proceeds for different purposes. Pending their use, we plan to invest the net proceeds in short-term, investment grade, interest-bearing securities.

DIVIDEND POLICY

We have never paid or declared a dividend on our common stock, and we intend to retain all future earnings, if any, for use in the operation of our business and to fund future growth. We do not anticipate paying any dividends on our common stock for the indefinite future, and our credit facility with PNC Bank, N.A. limits our ability to pay dividends or other distributions on our common stock. The decision whether to pay dividends will be made by our board of directors in light of conditions then existing, including factors such as our results of operations, financial condition and requirements, business conditions, and covenants under any applicable contractual arrangements.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2007:

•	on an actual basis;

•	on a pro forma basis, giving effect to the automatic conversion of all of the outstanding shares of our preferred stock into 19,879,675 shares of our common stock immediately prior to the completion of this offering; and

•	on a pro forma basis as discussed in the prior bullet point, as adjusted to give effect to (i) our receipt of the estimated net proceeds from the sale of 4,450,000 shares of common stock offered by us in this offering, assuming an initial public offering price of $17.00, the midpoint of the estimated price range shown on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) our receipt of the estimated net proceeds from the sale of shares of common stock in the Regulation S Transaction, assuming the sale of 882,352 shares of common stock (based on the same assumed initial public offering price of $17.00 per share, which is the midpoint of the range shown on the cover page of this prospectus), after deducting estimated expenses payable by us, and our use of proceeds from this offering and the Regulation S Transaction to repay approximately $15.0 million of outstanding indebtedness under our revolving credit facility and to pay a cash dividend of approximately $6.4 million to the holders of our Series C Preferred Stock, which will become payable upon the closing of this offering.

You should read this table in conjunction with the consolidated financial statements and the related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Use of Proceeds” included elsewhere in this prospectus.

	As of September 30, 2007
			Pro forma
	Actual	Pro forma	as adjusted(1)
	(dollars in thousands)

Cash and cash equivalents(2)	$2,903	$2,903	$63,757

Total debt(2)	25,906	25,906	13,406

Redeemable Convertible Preferred Stock
Redeemable Convertible Series C Preferred Stock, par value $0.0001 per share; 55,000,000 shares authorized, 49,861,562 issued and outstanding, actual; no shares issued and outstanding pro forma and pro forma as adjusted	95,571	—	—
Redeemable Convertible Series B Preferred Stock, par value $0.0001 per share; 76,000,000 shares authorized; 51,524,974 issued and outstanding, actual; no shares issued and outstanding pro forma and pro forma as adjusted	142,216	—	—

Stockholders’ deficit:
Common stock, par value $0.0001 per share; 33,362,500 shares authorized, 2,045,217 issued and outstanding, actual; 21,924,892 issued and outstanding, pro forma; 100,000,000 shares authorized, 27,257,244 issued and outstanding pro forma as adjusted(3)	1	2	3
Additional paid-in capital	—	237,786	320,040
Accumulated deficit	(192,892)	(192,892)	(192,892)

Total stockholders’ (deficit) equity	(192,891)	44,896	127,151

Total capitalization	$70,802	$70,802	$140,557

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, which is the midpoint of the range on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $4.1 (4.1) million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	Total debt on a pro forma as adjusted basis reflects the repayment of the $12.5 million principal amount outstanding on our revolving credit facility as of September 30, 2007. Cash and cash equivalents on a pro forma as adjusted basis give effect to the repayment of the $12.5 million outstanding as of September 30, 2007 plus the repayment of $2.5 million of additional net borrowings under the revolving credit facility since September 30, 2007.
(3)	A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, which is the midpoint of the range shown on the cover page of this prospectus, would decrease (increase) the number of shares issued and outstanding by approximately 49,019 (55,148) shares.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in the offering exceeds the net tangible book value per share of common stock after the offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

Our net tangible book value as of September 30, 2007 was ($192.9) million, or ($94.31) per share. Our pro forma net tangible book value as of September 30, 2007 was $44.9 million, or $2.05 per share after giving effect to the automatic conversion of all of our preferred stock into shares of common stock in accordance with their terms immediately prior to the consummation of the offering. This represents an increase of $237.8 million or $96.36 per share. After giving effect to (i) our receipt of the estimated net proceeds from the sale of shares of common stock offered by us in this offering, assuming an initial public offering price of $17.00, the midpoint of the estimated price range shown on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) our receipt of the estimated net proceeds from the sale of shares of common stock in the Regulation S Transaction, assuming the sale of 882,352 shares of common stock (based on an initial offering price of $17.00 per share, which is the midpoint of the range on the cover of this prospectus), after deducting estimated expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2007 would have been approximately $127.2 million, or $4.67 per share. This represents an immediate increase in pro forma net tangible book value of $2.62 per share to existing stockholders and an immediate dilution of $12.33 per share to new investors purchasing shares of common stock in the offering. The following table illustrates this substantial and immediate per share dilution to new investors:

		Per Share

Assumed initial public offering price per share		$17.00
Pro forma net tangible book value before this offering	$2.05
Increase per share attributable to our investors in this offering	2.21
Increase per share attributable to the investor in the Regulation S Transaction	0.41
Pro forma net tangible book value per share after this offering and the Regulation S Transaction		4.67

Dilution per share to new investors in this offering		$12.33

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease), the as adjusted pro forma net tangible book value per share after this offering by $0.19 and the dilution per share to new investors in this offering by $0.19, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same but adjusting the number of shares sold by us in the Regulation S Transaction in accordance with the terms thereof, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses and expenses of the Regulation S Transaction payable by us.

The following table summarizes on a pro forma as adjusted basis as of September 30, 2007, giving effect to the automatic conversion of all of our shares of preferred stock into shares of common stock in connection with the offering:

•	the total number of shares of common stock purchased from us by our existing stockholders, by the investor in the Regulation S Transaction and by new investors purchasing shares in this offering;

•	the total consideration paid to us by our existing stockholders, by the investor in the Regulation S Transaction and by new investors purchasing shares in this offering, assuming an initial public offering price of $17.00 per share and the sale of 882,352 shares in the Regulation S Transaction (before deducting the estimated underwriting discount and commissions and offering expenses payable by us in connection with this offering and expenses of the Regulation S Transaction); and

•	the average price per share paid by existing stockholders, by the investor in the Regulation S Transaction and by new investors purchasing shares in this offering:

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	21,924,892	80.5%	$118,568,262	56.7%	$5.41
Investor in the Regulation S Transaction	882,352	3.2%	15,000,000	7.2%	17.00
Investors in the offering	4,450,000	16.3%	75,650,000	36.1%	17.00

Total	27,257,244	100%	$209,218,262	100%	$7.68

The tables and calculations above assume no exercise of:

•	stock options outstanding as of September 30, 2007 to purchase 4,860,973 shares of common stock at a weighted average exercise price of $10.37 per share;

•	2,328,358 shares of preferred stock that may be issued upon the exercise of warrants outstanding as of September 30, 2007, all of which are currently exercisable at a purchase price of $1.34 per share (or upon the consummation of the offering, 456,540 shares of common stock that may be issued upon the exercise of such warrants at a purchase price of $6.83 per share), and 21,299 shares of common stock that may be issued upon the exercise of warrants outstanding as of September 30, 2007, all of which are exercisable at a purchase price of $8.16 per share; or

•	the underwriters’ overallotment option.

To the extent any of these options are exercised, there will be further dilution to new investors. For example, if, immediately after the offering, we were to issue (i) all 4,860,973 shares of common stock issuable upon exercise of outstanding options and (ii) all 477,839 shares of common stock issuable upon exercise of outstanding warrants and, in each case, we receive the aggregate exercise price therefrom, our net tangible book value would be approximately $180.8 million, or $5.55 per share. This would represent immediate further dilution of $0.88 per share to new investors purchasing shares at the initial public offering price.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected consolidated statement of operations, balance sheet and other data for the periods indicated. We have derived our selected consolidated statement of operations data for the years ended June 30, 2005, 2006 and 2007 and our balance sheet data as of June 30, 2006 and 2007, from our audited consolidated financial statements that are included elsewhere in this prospectus. We have derived our selected consolidated statement of operations data for the years ended June 30, 2003 and 2004, and our balance sheet data as of June 30, 2003, 2004 and 2005, from our audited consolidated financial statements that are not included in this prospectus. We have derived our consolidated statement of operations data for the three months ended September 30, 2006 and 2007 and consolidated balance sheet data as of September 30, 2007 from our unaudited consolidated financial statements that are included elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements, and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the three months ended September 30, 2007 and 2006. Our historical results are not necessarily indicative of future operating results. You should read the information set forth below in conjunction with “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and their related notes included elsewhere in this prospectus.

	Three Months Ended
	September 30,		Year Ended June 30,
	2007	2006	2007	2006		2005	2004	2003
	(dollars in thousands, except per share data)

Consolidated Statement of Operations Data:
Revenues	$59,353	$37,743	$140,556		$116,902	$85,310	$71,434	$30,930
Cost and expenses
Instructional costs and services	34,778	19,177	76,064		64,828	49,130	39,943	25,580
Selling, administrative, and other operating expenses	16,039	11,385	51,159		41,660	30,031	25,656	20,903
Product development expenses	2,527	2,206	8,611		8,568	9,410	12,750	12,416

Total costs and expenses	53,344	32,768	135,834		115,056	88,571	78,349	58,899

Income (loss) from operations	6,009	4,975	4,722		1,846	(3,261)	(6,915)	(27,969)
Interest expense, net	(304)	(94)	(639)		(488)	(279)	(516)	(388)

Net income (loss) before taxes	5,705	4,881	4,083		1,358	(3,540)	(7,431)	(28,357)
Income tax benefit (expense)	7,117	(146)	(218)		—	—	—	—

Net income (loss)	12,822	4,735	3,865		1,358	(3,540)	(7,431)	(28,357)
Dividends on preferred stock	(1,671)	(1,519)	(6,378)		(5,851)	(5,261)	(2,667)	—
Preferred stock accretion	(6,560)	(5,367)	(22,353)		(18,697)	(15,947)	(15,768)	(11,912)

Net income (loss) attributable to common stockholders	$4,591	$(2,151)	$(24,866)		$(23,190)	$(24,748)	$(25,866)	$(40,269)

Net income (loss) attributable to common stockholders per share:
Basic	$2.25	$(1.08)	$(12.42)		$(11.73)	$(12.54)	$(13.17)	$(20.52)
Diluted	$0.20	$(1.08)	$(12.42)		$(11.73)	$(12.54)	$(13.17)	$(20.52)
Basic (pro forma)(1)	$0.58	n/a	$0.18	$	n/a	n/a	n/a	n/a
Diluted (pro forma)(1)	$0.56	n/a	$0.18		n/a	n/a	n/a	n/a
Weighted average shares used in computing per share amounts:
Basic	2,043,589	1,998,853	2,001,661		1,977,195	1,973,053	1,964,147	1,962,726
Diluted	22,744,525	1,998,853	2,001,661		1,977,195	1,973,053	1,964,147	1,962,726
Basic (pro forma)(1)	21,923,244	n/a	21,881,316		n/a	n/a	n/a	n/a
Diluted (pro forma)(1)	22,744,525	n/a	21,890,720		n/a	n/a	n/a	n/a
Other Data:
Net cash provided by (used in) operating activities	$(2,740)	$3,398	$5,563		$3,625	$9,697	$(8,020)	$(15,990)
Depreciation and amortization	$2,252	$1,224	$7,404		$4,986	$5,509	$4,922	$4,005
Capital expenditures(2)	$8,494	$4,784	$13,418		$10,842	$5,133	$4,643	$4,677
EBITDA(3)	$8,261	$6,199	$12,126		$6,832	$2,248	$(1,993)	$(23,964)
Average enrollments(4)	39,493	26,405	27,005		20,220	15,097	11,158	5,872

	As of
	September 30,	As of June 30,
	2007	2007	2006	2005	2004	2003
	(dollars in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,903	$1,660	$9,475	$19,953	$15,881	$7,727
Total assets	106,202	61,212	48,485	41,968	42,714	21,331
Total short-term debt	12,500	1,500	—	—	—	—
Total long-term obligations	13,406	7,135	4,025	4,466	3,432	1,697
Convertible redeemable preferred stock	237,787	229,556	200,825	176,277	155,069	111,634
Total stockholders’ deficit	(192,891)	(197,807)	(173,451)	(150,299)	(125,621)	(99,762)
Working capital	9,939	8,548	15,421	22,953	24,130	6,823

(1)	Pro forma net income per common share gives effect to the automatic conversion of all of our outstanding shares of preferred stock into common stock immediately prior to the completion to this offering. Assuming the completion of this offering on September 30, 2007, all of our outstanding shares of preferred stock would convert into 19,879,675 shares of common stock.
(2)	Capital expenditures consist of the purchase of property and equipment, capitalized software and new capital lease obligations.
(3)	EBITDA consists of net income (loss) minus interest income, plus interest expense, plus income tax expense and plus depreciation and amortization. Interest income consists primarily of interest earned on short-term investments or cash deposits. Interest expense primarily consists of interest expense for capital leases, long-term and short-term borrowings. We use EBITDA as a measure of operating performance. However, EBITDA is not a recognized measurement under U.S. generally accepted accounting principles, or GAAP, and when analyzing our operating performance, investors should use EBITDA in addition to, and not as an alternative for, net income (loss) as determined in accordance with GAAP. Because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. Furthermore, EBITDA is not intended to be a measure of free cash flow for our management’s discretionary use, as it does not consider certain cash requirements such as tax payments.

We believe EBITDA is useful to an investor in evaluating our operating performance because it is widely used to measure a company’s operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets were acquired. Our management uses EBITDA:

•	as a measurement of operating performance, because it assists us in comparing our performance on a consistent basis, as it removes depreciation, amortization, interest and taxes; and

•	in presentations to the members of our board of directors to enable our board to have the same measurement basis of operating performance as is used by management to compare our current operating results with corresponding prior periods and with the results of other companies in our industry.

The following table provides a reconciliation of net income (loss) to EBITDA:

	Three Months Ended September 30,		Year Ended June 30,
	2007	2006	2007	2006	2005	2004	2003
	(dollars in thousands)

Net income (loss)	$12,822	$4,735	$3,865	$1,358	$(3,540)	$(7,431)	$(28,357)
Interest expense, net	304	94	639	488	279	516	388
Income tax (benefit) expense	(7,117)	146	218	—	—	—	—
Depreciation and amortization	2,252	1,224	7,404	4,986	5,509	4,922	4,005

EBITDA	$8,261	$6,199	$12,126	$6,832	$2,248	$(1,993)	$(23,964)

(4)	To ensure that all schools are reflected in our measure of enrollments, we consider our enrollments as of the end of September to be our opening enrollment level, and the number of students enrolled at the end of May to be our ending enrollment level. To provide comparability, we do not consider enrollment levels for June, July and August as all schools are not open during these months. For each period, average enrollments represent the average of the month end enrollment levels for each month that has transpired between September and the end of the period, up to and including the month of May.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of the factors we describe under “Risk Factors” and elsewhere in this prospectus.

Our Company

We are a technology-based education company. We offer proprietary curriculum and educational services created for online delivery to students in kindergarten through 12th grade, or K-12. Our mission is to maximize a child’s potential by providing access to an engaging and effective education, regardless of geographic location or socio-economic background. Since our inception, we have invested more than $100 million to develop curriculum and an online learning platform that promotes mastery of core concepts and skills for students of all abilities. This learning system combines a cognitive research-based curriculum with an individualized learning approach well-suited for virtual schools and other educational applications. From fiscal year 2004 to fiscal year 2007, we increased average enrollments in the virtual public schools we serve from approximately 11,000 students to 27,000 students, representing a compound annual growth rate of approximately 35%. For the three months ended September 30, 2007, we increased average enrollments 50% to approximately 39,500, as compared to the same period in the prior year. From fiscal year 2004 to fiscal year 2007, we increased revenues from $71.4 million to $140.6 million, representing a compound annual growth rate of approximately 25%, and improved from a net loss of $7.4 million to net income of $3.9 million. For the three months ended September 30, 2007, we increased revenues to $59.4 million, representing a growth rate of 57%, as compared to the same period in the prior year. Over the same period, we increased net income to $5.7 million (excluding an income tax benefit of $7.1 million) from $4.7 million.

We deliver our learning system to students primarily through virtual public schools. Many states have embraced virtual public schools as a means to provide families with a publicly funded alternative to a traditional classroom-based education. We offer virtual schools our proprietary curriculum, online learning platform and varying levels of academic and management services, which can range from targeted programs to complete turnkey solutions, under long-term contracts. These contracts provide the basis for a recurring revenue stream as students progress through successive grades. Additionally, without the requirement of a physical classroom, virtual schools can be scaled quickly to accommodate a large dispersed student population, and allow more capital resources to be allocated towards teaching, curriculum and technology rather than towards a physical infrastructure.

Our proprietary curriculum is currently used primarily by public school students in 17 states and the District of Columbia. Parents can also purchase our curriculum and online learning platform directly to facilitate or supplement their children’s education. Additionally, we have piloted our curriculum in brick and mortar classrooms with promising academic results. We also believe there is additional widespread applicability for our learning system internationally.

Our History

We were founded in 2000 to utilize the advances in technology to provide children access to a high-quality public school education regardless of their geographic location or socio-economic background. Given the geographic flexibility of technology-based education, we believed that the pursuit of this mission could help address the growing concerns regarding the regionalized disparity in the quality of public school education, both in the United States and abroad. These concerns were reflected in the passage of the No Child Left Behind (NCLB) Act in 2000, which implemented new standards and accountability requirements for public K-12 education. The convergence of these concerns and rapid advances in Internet technology created the opportunity to make a significant impact by deploying a high quality learning system on a flexible, online platform.

In September 2001, after 18 months of research and development on our curriculum, we launched our kindergarten through 2nd grade offering. We initially launched our learning system in virtual public schools in Pennsylvania and Colorado, serving approximately 900 students in the two states combined. During the 2002-03 school year, we added our 3rd through 5th grade offering and entered into contracts to operate virtual public schools in California, Idaho, Ohio, Minnesota and Arkansas, increasing our average enrollment to approximately 5,900 students during the 2002-03 school year. For the 2003-04 school year, we added our 6th and 7th grade offerings. During the 2004-05 school year, we added our 8th grade offering and entered into contracts to operate virtual public schools in Wisconsin, Arizona and Florida. By the end of the 2004-05 school year, we had increased enrollment to approximately 15,100 students. In the 2005-06 school year, we added contracts to operate virtual public schools in Washington, Illinois and Texas. Additionally during the 2006-07 school year, we implemented a hybrid school offering in Chicago that combines face-to-face time in the classroom with online instruction. We recently entered the virtual high school market, enrolling 9th and 10th grade students at the start of the 2005-06 and 2006-07 school years, respectively, and enrolling 11th and 12th grade students at the start of the 2007-08 school year. Finally, we added contracts to operate virtual public schools in Georgia and Nevada for the 2007-08 school year.

We believe we have significant growth potential. Therefore over the last three years, we have put a great deal of effort into developing the infrastructure necessary to scale our business. We further developed our logistics and technological infrastructure and implemented sophisticated financial systems to allow us to more effectively operate a large and growing company.

Key Aspects and Trends of Our Operations

Revenues

We generate a significant portion of our revenues from enrollments in virtual public schools. In each of the past four years, more than 90% of our revenues have been derived through contracts with these schools. We anticipate that these revenues will continue to represent the bulk of our total revenues over the next 12-24 months, although the percentage may decline over the longer term as we identify new channels through which to market our curriculum and educational services. These contracts provide the channels through which we can enroll students into the school, and we execute marketing and recruiting programs designed to create awareness and generate enrollments for these schools. We generate our revenues by providing each student with access to our online lessons and offline learning kits, including use of a personal computer. In addition, we provide a variety of management and academic support services to virtual public schools, ranging from turnkey end-to-end management solutions to a single service to meet a school’s specific needs. We also generate revenues from sales of our curriculum and offline learning kits through other channels, including directly to consumers and pilots in a traditional classroom environment.

Factors affecting our revenues include: (i) the number of enrollments; (ii) the nature and extent of the management services provided to the schools and school districts; (iii) state or district per student funding levels; and (iv) prices for our products and services.

We define an enrollment as a full-time student using our provided courses as their primary curriculum. We consider full-time students to be those utilizing our curriculum regardless of the nature and extent of the management services we provide to the virtual public school. Generally, a full-time student will take five or six courses, except for kindergarten students who participate in half-day programs. We count each half-day kindergarten student as an enrollment.

School sessions generally begin in August or September and end in May or June. We consider the duration of a school year to be 10 months. To ensure that all schools are reflected in our measure of enrollments, we consider the number of students on the last day of September to be our opening enrollment level, and the number of students enrolled on the last day of May to be our ending enrollment level. To provide comparability, we do not consider enrollment levels for June, July and August as most schools are not open during these months. For each period, average enrollments represent the average of the month-end enrollment levels for each month that has transpired between September and the end of the period, up to and including the month of May. We continually evaluate our enrollment levels by state, by school and by grade. We track new student enrollments and withdrawals throughout the year.

We believe that the number of enrollments depends upon the following:

•	the number of states and school districts in which we operate;

•	the appeal of our curriculum to students and families;

•	the effectiveness of our program in delivering favorable academic outcomes;

•	the quality of the teachers working in the virtual public schools we serve; and

•	the effectiveness of our marketing and recruiting programs.

We continually evaluate our trends in revenues by monitoring the number of enrollments in total, by state, by school and by grade, assessing the impact of changes in funding levels and the pricing of our curriculum and educational services. We track enrollments throughout the year, as students enroll and withdraw. We also provide our courses for use in a traditional classroom setting and we sell our courses directly to consumers. Our classroom course revenues are generally for single courses. Consumers typically purchase from one to six courses in a year, however, we do not monitor the progress of these students. Therefore, we do not include classroom or consumer students in our enrollment totals.

We closely monitor the financial performance of the virtual public schools to which we provide turnkey management services. Under the contracts with these schools, we take responsibility for any operating deficits that they may incur in a given school year. These operating deficits represent the excess of costs over revenues incurred by the virtual public schools as reflected on their financial statements. The costs include our charges to the schools. These operating deficits may result from a combination of cost increases or funding reductions attributable to the following: 1) costs associated with new schools including the initial hiring of teachers and the establishment of school infrastructure; 2) school requirements to establish contingency reserves; 3) one-time costs such as a legal claim; 4) funding reductions due to the inability to qualify specific students for funding; and 5) regulatory or academic performance thresholds which may initially restrict the ability of a school to fund all expenses. In these cases, because a deficit may impair our ability to collect our invoices in full, we reduce revenues by the sum of these deficits. Over the past three years, these deficits and the related reduction to revenues have grown substantially faster than overall revenue growth reflecting a significant number of new school start-ups, the time required to meet performance thresholds in certain states and funding adjustments in two states related to the disqualification of certain past enrollments. We expect these deficits to continue to grow faster than overall revenue growth as we expand into new states, continue investment in educational programs, and incur the higher costs associated with our high school offering.

Our annual growth in revenues may be materially affected by changes in the level of management services we provide to certain schools. Currently a significant portion of our enrollments are associated with virtual public schools to which we provide turnkey management services. We are responsible for the complete management of these schools and therefore, we recognize as revenues the funds received by the schools, up to the level of costs incurred. These costs are substantial, as they include the cost of teacher compensation and other ancillary school expenses. Accordingly, enrollments in these schools generate substantially more revenues than enrollments in other schools where we provide limited or no management services. In these situations, our revenues are limited to direct invoices and are independent of the total funds received by the school from a state or district. As a result, changes in the number of enrollments associated with schools operating under turnkey arrangements relative to total enrollments may have a disproportionate impact on average revenues per enrollment and growth in revenues relative to the growth in enrollments.

The percentage of enrollments associated with turnkey management service schools was 81% for the three months ended September 30, 2007 as compared to 76% for the three months ended September 30, 2006. This increase was primarily attributable to the enrollments at new schools in Georgia and Nevada. The percentage of enrollments associated with turnkey management service schools was 77% in fiscal year 2007 as compared to 92% in fiscal year 2006. This decline was attributable to a reduction in management services in one large school. Changes in the mix of enrollments associated with turnkey management services compared with limited management services may change the average revenues per enrollment and accordingly impact total revenues. As we renew our existing management contracts, the extent of the management services we provide may change. Where it is beneficial to do so, management intends to renew these contracts as they expire. Our turnkey management contracts have terms from three to ten years and none expire prior to the end of fiscal year 2008. Consequently, we anticipate that the percentage of enrollments associated with turnkey management services will remain relatively constant through fiscal year 2008. As a result, we expect this factor to increase average per enrollment revenue in fiscal year 2008 as compared to fiscal year 2007.

In fiscal year 2007, we derived more than 10% of our revenues from each of the Ohio Virtual Academy, the Arizona Virtual Academy, the Pennsylvania Virtual Charter School and the Colorado Virtual Academy. In aggregate, these schools accounted for 49% of our total revenues. We provide our full turnkey management solution pursuant to our contract with the Ohio Virtual Academy, which terminates June 30, 2017 and provides for the parties to renew the agreement in 2012. This agreement is renewable automatically for an additional two years unless the school notifies us one year prior to the expiration that it elects to terminate the contract. We provide our full turnkey solution to the Arizona Virtual Academy, pursuant to a contract with Portable Practical Education Inc., an Arizona not-for-profit organization holding the charter under which the school operates, that expires June 30, 2010. We provide our curriculum and online learning platform to the Pennsylvania Virtual Charter School pursuant to a contract that terminates June 30, 2009, and which automatically renews for an additional three-years unless the school notifies us one year prior to expiration that it elects to terminate the contract. We provide our full turnkey solution pursuant to our contract with the Colorado Virtual Academy, which terminates June 30, 2008. We are currently engaged in negotiations with the Colorado Virtual Academy for a new contract. Each of the contracts with these schools provides for termination of the agreement if the school ceases to hold a valid and effective charter from the charter-issuing authority in their respective states or if there is a material reduction in the per enrollment funding level. The annual revenues generated under each of these contracts represent a material portion of our total revenues in fiscal year 2007 and we expect this to continue in fiscal year 2008.

Our annual growth in revenues will also be impacted by changes in state or district per enrollment funding levels. These funding levels are typically established on an annual basis, are usually consistent from grade to grade, and generally increase at modest levels from year to year. Over our operating history, per enrollment funding levels have increased annually in almost every school we operate. These increases are essential to enable schools to provide for an annual increase in teachers’ wages and to offset the impact of inflation on other school operating costs. For these reasons, we anticipate that per enrollment funding levels will continue to increase at modest levels over time. Finally, we may generate modest growth in revenues from increases in the prices of our curriculum and educational services. We evaluate our pricing annually against market benchmarks and conditions and raise them as we deem appropriate. We do not expect our price increases to have a significant incremental impact as they are encompassed within increases in per enrollment funding levels.

Instructional Costs and Services Expenses

Instructional costs and services expenses include expenses directly attributable to the educational products and services we provide. The virtual public schools we manage are the primary drivers of these costs, including teacher and administrator salaries and benefits and expenses of related support services. Instructional costs also include fulfillment costs of student textbooks and materials, depreciation and reclamation costs of computers provided for student use, and the cost of any third-party online courses. In addition, we include in instructional costs the amortization of capitalized curriculum and related systems. We measure, track and manage instructional costs and services as a percentage of revenues and on a per enrollment basis as these are key indicators of performance and operating efficiency. As a percentage of revenues, instructional costs and services expenses decreased slightly for the year ended June 30, 2007, as compared to the year ended June 30, 2006 primarily due to lower costs associated with a renewed virtual school contract that no longer includes turnkey management services. This was partially offset by higher school operating costs and the start-up costs of new schools. We expect instructional costs and services expenses as a percentage of revenues to increase as we expand our high school enrollments, develop new delivery models, and incur start-up costs for new schools. Reflecting the impact of these items, instructional costs and services expenses increased to 58.6% of revenue for the three-months ended September 30, 2007 compared with 50.8% for the three-months ended September 30, 2006.

Over time, we expect high school enrollments to grow as a percentage of total enrollments. Our high school offering requires increased instructional costs as a percentage of revenues compared to our kindergarten to 8th grade offering. This is due to the following: (i) demand for numerous electives which requires licensing of third-party courses to augment our proprietary curriculum; (ii) generally lower student-to-teacher ratios; (iii) higher compensation costs for teachers due to the need for subject-matter expertise; and (iv) ancillary costs for required student support services including college placement, SAT preparation and guidance counseling.

We are developing new delivery models, such as the hybrid model, where students receive both face-to-face and online instruction. Development costs may include instructional research and curriculum development. These models necessitate additional costs including facilities related costs and additional administrative support, which are generally not required to operate typical virtual public schools. As a result, instructional costs as a percentage of revenues may be higher than our typical offering. In addition, we are pursuing expansion into new states. If we are successful, we will incur start-up costs and other expenses associated with the initial launch of a virtual public school, which may result in increased instructional costs as a percentage of revenues.

Selling, Administrative and Other Operating Expenses

Selling, administrative and other operating expenses include the salaries, benefits and related costs of employees engaged in business development, sales and marketing, and administrative functions. We measure and track selling, administrative and other operating expenses as a percentage of revenues to track performance and efficiency of these areas. In addition, we track measures of sales and marketing efficiency including the number of new enrollment prospects for virtual public schools and our ability to convert these prospects into enrollments. We also track various operating, call center and information technology statistics as indicators of operating efficiency and customer service. Over the past three years, our selling, administrative and other operating expenses as a percentage of revenues have remained relatively stable. Over this period, we have significantly increased our marketing and selling expenses and expanded our management team and administrative staff. We expect the trend in marketing and selling expenses to continue as we increase our marketing and student recruitment programs, pursue schools in new states and explore new business opportunities. However, we believe our current management and administrative infrastructure, which includes executive management, and personnel in the areas of finance, legal, information technology, facilities, human resources and logistics management, can support significant growth in revenue and enrollments without a corresponding increase in expense growth. As a result of these factors, we expect our selling, administrative and other operating expenses to decline over time as a percentage of revenues.

Product Development Expenses

Product development expenses include research and development costs and overhead costs associated with the management of projects to develop curriculum and internal systems. In addition, product development expenses include the amortization and internal systems and any impairment charges. We measure and track our product development expenditures on a per course or project basis to measure and assess our development efficiency. In addition, we monitor employee utilization to evaluate our workforce efficiency. We plan to invest in additional curriculum development and related software in the future, primarily to produce additional high school courses, new releases of existing courses and to upgrade our content management system and our Online School (OLS). We capitalize most of the costs incurred to develop our curriculum and software, beginning with application development, through production and testing.

We account for impairment of capitalized curriculum development costs in accordance with Statement of Financial Accounting Standard No. 144 (SFAS No. 144,) Accounting for the Impairment or Disposal of Long-Lived Assets. See “Critical Accounting Policies and Estimates”. Impairment charges for the three months ended September 30, 2007 and for the year ended June 30, 2007 were $0.0. Impairment charges recorded for the years ended June 30, 2006 and 2005 were $0.4 million and $3.3 million, respectively. In fiscal year 2006, we recognized impairment of capitalized curriculum as the potential to earn revenues from the use of our curriculum in a traditional classroom was uncertain. In 2005, we recognized impairment as we generated a net loss in that year and development costs exceeded future cash flows.

Other Factors That May Affect Comparability

Public Company Expenses.  Upon consummation of our initial public offering, we will become a public company, and our shares of common stock will be publicly traded on NYSE Arca. As a result, we will need to comply with new laws, regulations and requirements that we did not need to comply with as a private company, including certain provisions of the Sarbanes-Oxley Act of 2002, other applicable SEC regulations and the requirements of the New York

Stock Exchange. Compliance with the requirements of being a public company will require us to increase our general and administrative expenses in order to pay our employees, legal counsel and independent registered public accountants to assist us in, among other things, instituting and monitoring a more comprehensive compliance and board governance function, establishing and maintaining internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and preparing and distributing periodic public reports in compliance with our obligations under the federal securities laws. In addition, as a public company, it will make it more expensive for us to obtain directors and officers liability insurance.

Stock Option Expense.  The adoption of Statement of Financial Accounting Standard No. 123R, “Share Based Payments” (SFAS No. 123R), requires that we recognize an expense for stock options granted beginning July 1, 2006. We incurred approximately $0.3 million in stock compensation expense for the three months ended September 30, 2007. We expect stock option expense to increase in the future as we grant additional stock options.

Income Tax Benefits Resulting from Decrease of Valuation Allowance.  In the period from our inception through fiscal year 2005, we incurred significant operating losses that resulted in a net operating loss carryforward for tax purposes and net deferred tax assets. For the three months ended September 30, 2007, we recognized a $9.7 million tax benefit as we expect to be able to utilize a portion of our net deferred tax assets. For the three months ended September 30, 2007, we recorded income tax expense of $2.6 million. Continued positive earnings in future years will require management to re-evaluate the realizability of the remaining deferred tax asset and determine if a further release of the valuation allowance is warranted.

Public Funding and Regulation.  Our public school customers are financed with federal, state and local government funding. Budget appropriations for education at all levels of government are determined through a political process and, as a result, our revenues may be affected by changes in appropriations. Decreases in funding could result in an adverse affect on our financial condition, results of operations and cash flows.

Competition.  The market for providing online education for grades K-12 is becoming increasingly competitive and attracting significant new entrants. If we are unable to successfully compete for new business and contract renewals, our growth in revenues and operating margins may decline. With the introduction of new technologies and market entrants, we expect this competition to intensify.

Critical Accounting Policies and Estimates

The discussion of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. In the preparation of our consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the related disclosures of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and the impact of such differences may be material to our consolidated financial statements. Our critical accounting policies have been discussed with the audit committee of our board of directors.

We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition

In accordance with SEC Staff Accounting Bulletin No. 104 (SAB No. 104), we recognize revenues when each of the following conditions is met: (1) persuasive evidence of an arrangement exists; (2) delivery of physical goods or rendering of services is complete; (3) the seller’s price to the buyer is fixed or determinable; and (4) collection is reasonably assured. Once these conditions are satisfied, the amount of revenues we record is determined in accordance with Emerging Issues Task Force (EITF 99-19), “Reporting Revenue Gross as a Principal versus Net as an Agent.”

We generate almost all of our revenues through long-term contracts with virtual public schools. These schools are generally funded by state or local governments on a per student basis. Under these contracts, we are responsible for providing each enrolled student with access to our OLS, our online lessons, offline learning kits and student support services required for their complete education. In most cases, we are also responsible for providing complete management and technology services required for the operation of the school. The revenues derived from these long-term agreements are primarily dependent upon the number of students enrolled, the extent of the management services contracted for by the school, and the level of funding provided to the school for each student.

We have determined that the elements of our contracts are valuable to schools in combination, but do not have standalone value. In addition, we have determined that we do not have objective and reliable evidence of fair value for each element of our contracts. As a result, the elements within our multiple-element contracts do not qualify for treatment as separate units of accounting. Accordingly, we account for revenues received under multiple element arrangements as a single unit of accounting and recognize the entire arrangement based upon the approximate rate at which we incur the costs associated with each element.

We invoice virtual public schools in accordance with the established contractual terms. Generally, this means that for each enrolled student, we invoice their school on a per student basis for the following items: (1) access to our online school and online lessons; (2) offline learning kits; and (3) student personal computers. We also invoice for management and technology services. We apply SAB No. 104 to each of these items as follows:

•	Access to the K12 Online School and Online Lessons. Our OLS revenues come primarily from contracts with charter schools and school districts. Students are provided access to the OLS and online lessons at the start of the school year for which they have enrolled. On a per student basis, we invoice schools an upfront fee at the beginning of the school year or at the time a student enrolls and a monthly fee for each month during the school year in which the student is enrolled. A school year generally consists of 10 months. The upfront fee is initially recorded as deferred revenue and is recognized as revenues ratably over the remaining months of the current school year. If a student withdraws prior to the end of a school year, any remaining deferred revenue related to the upfront fee is recognized ratably over the remaining months of the school year. The monthly fees are recognized in the month in which they are earned.

The majority of our enrollments occur at the beginning of the school year in August or September, depending upon the state. Because upfront fees are generally charged at the beginning of the school year, the balance in our deferred revenue account tends to be at its highest point at the end of the first quarter. Generally, the balance will decline over the course of the year and all deferred revenue related to virtual public schools will be fully recognized by the end of our fiscal year on June 30.

•	Offline Learning Kits. Our offline learning kit revenues come primarily from contracts with virtual public schools and our curriculum blends which online and offline content. The lessons in our online school are meant to be used in conjunction with selected printed materials, workbooks, laboratory materials and other manipulative items which we provide to students. We generally ship all offline learning kits to a student when their enrollment is approved and invoice the schools in full for the materials at that time. Once materials have been shipped, our efforts are substantially complete. Therefore, we recognize revenues upon shipment. Because offline learning kits revenues are recognized near the time of enrollment in its entirety, we generate a majority of these revenues in our first fiscal quarter which coincides with the start of the school year.

•	Student Personal Computers. In most of our contracts with virtual public schools, we are responsible for ensuring that each enrolled student has the ability to access our online school. To accomplish this, we generally provide each enrolled student with the use of a personal computer, complete technical support through our call center, and reclamation services when a student withdraws or a computer needs to be exchanged. Schools are invoiced on a per student basis for each enrolled student to whom we have provided a personal computer. This may include an upfront fee at the beginning of the school year or at the time a student enrolls and a monthly fee for each month during the school year in which the student is enrolled. A school year generally consists of 10 months. The upfront fee is initially recorded as deferred revenue and is recognized as revenues ratably over the remaining months of the current school year. If a student withdraws prior to the end of a school year, any remaining deferred revenue related to the upfront fee is recognized ratably over the remaining months of the school year. All deferred revenue will be recognized by the end of our fiscal year, June 30. The monthly fees are recognized in the month in which they are earned.

•	Management and Technology Services. Under most of our school contracts, we provide the boards of the virtual public schools we serve with turnkey management and technology services. We take responsibility for all academic and fiscal outcomes. This includes responsibility for all aspects of the management of the schools, including monitoring academic achievement, teacher recruitment and training, compensation of school personnel, financial management, enrollment processing and procurement of curriculum, equipment and required services. Management and technology fees are generally determined based upon a percentage of the funding received by the virtual public school. We generally invoice schools for management and technology services in the month in which they receive such funding.

We recognize the revenues from turnkey management and technology fees ratably over the course of our fiscal year. We use 12 months as a basis for recognition because administrative offices of the school remain open for the entire year. To determine the amount of revenues to recognize in our fiscal year, we estimate the total funds that each school will receive in a particular school year, and our related fees associated with the estimated funding. Our management and technology service fees are generally a contracted percentage of yearly school revenues. We review our estimates of funding periodically, and revise as necessary, amortizing any adjustments over the remaining portion of the fiscal year. Actual school funding may vary from these estimates or revisions, and the impact of these differences could have a material impact on our results of operations. Since the end of the school year coincides with the end of our fiscal year, we are generally able to base our annual revenues on actual school revenues. As a result, on an annual basis, we have not had to make any material adjustments to our estimates of revenue over the last three years.

Under most contracts, we provide the virtual schools we manage with turnkey management services and agree to operate the school within per enrollment funding levels. This includes assuming responsibility for any operating deficits that the schools may incur in a given school year. These operating deficits represent the excess of costs over revenues incurred by the virtual public schools as reflected on their financial statements. The costs include our charges to the schools. Such deficits may arise from school start-up costs, from funding shortfalls, from temporary or long-term incremental cost requirements for a particular school, or due to specific one-time expenses that a school may incur. Up to the level of school revenues, our collections are reasonably assured. We consider the operating deficits to estimate any impairment of collection, and our recognized revenue reflects this impairment. The fact that a school has an operating deficit does not mean we anticipate losing money on the contract. We recognize the impact of these operating deficits by estimating the full year revenues and full year deficits of schools at the beginning of the fiscal year. We amortize the estimated deficits against recognized revenues based upon the percentage of actual revenues in the period to total estimated revenues for the fiscal year. We periodically review our estimates of full year school revenues and full year operating deficits and amortize the impact of any changes to these estimates over the remainder of our fiscal year. Actual school operating deficits may vary from these estimates or revisions, and the impact of these differences could have a material impact on our results of operations. Since the end of the school year coincides with the end of our fiscal year, we are generally able to base our annual revenues on actual school revenues and use actual costs incurred in our calculation of school operating deficits. As a result, on an annual basis, we have not had to make any material adjustments to our estimates of realizable revenue over the last three years.

The amount of revenues we record is determined in accordance with Emerging Issues Task Force Reporting Revenue Gross as a Principal versus Net as an Agent, EITF 99-19. For these schools, we have determined that we are the primary obligor for substantially all expenses of the school. Accordingly, we report revenues on a gross basis by recording the associated per student revenues received by the school from its funding state or school district up to the expenses incurred by the school. Revenues are recognized when the underlying expenses are incurred by the school. For the small percentage of contracts where we provide individually selected services for the school, we invoice on a per student or per service basis and recognize revenues in accordance with SAB No. 104. Under these contracts, where we do not assume responsibility for operating deficits, we record revenues on a net basis.

We also generate a small percentage of our revenues through the sale of our online courses and offline learning kits directly to consumers. Online course sales are generally subscriptions for periods of 12 to 24 months and customers have the option of paying a discounted amount in full upfront or paying in monthly installments.

Payments are generally made with charge cards. For those customers electing to pay these subscription fees in their entirety upfront, we record the payment as deferred revenue and amortize the revenues over the life of the subscription. For customers paying monthly, we recognize these payments as revenues in the month earned. Revenues for offline learning kits are recognized when shipped. Within 30 days of enrollment, customers can receive a full refund, however customers terminating after 30 days will receive a pro rata refund for the unused portion of their subscription less a termination fee. Historically, the impact of refunds has been immaterial.

Capitalized Curriculum Development Costs

Our curriculum is primarily developed by our employees and to a lesser extent, by independent contractors. Generally, our courses cover traditional subjects and utilize examples and references designed to remain relevant for long periods of time. The online nature of our curriculum allows us to incorporate user feedback rapidly and make ongoing corrections and improvements. For these reasons, we believe that our courses, once developed, have an extended useful life, similar to computer software. Our curriculum is integral to our learning system. Our customers do not acquire our curriculum or future rights to it.

We capitalize curriculum development costs incurred during the application development stage in accordance with Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 provides guidance for the treatment of costs associated with computer software development and defines those costs to be capitalized and those to be expensed. Costs that qualify for capitalization are external direct costs, payroll, payroll-related costs, and interest costs. Costs related to general and administrative functions are not capitalizable and are expensed as incurred. We capitalize curriculum development costs when the projects under development reach technological feasibility. Many of our new courses leverage off of proven delivery platforms and are primarily content, which has no technological hurdles. As a result, a significant portion of our courseware development costs qualify for capitalization due to the concentration of our development efforts on the content of the courseware. Technological feasibility is established when we have completed all planning, designing, coding, and testing activities necessary to establish that a course can be produced to meet its design specifications. Capitalization ends when a course is available for general release to our customers, at which time amortization of the capitalized costs begins. The period of time over which these development costs will be amortized is generally five years. This is consistent with the capitalization period used by others in our industry and corresponds with our product development lifecycle.

Software Developed or Obtained for Internal Use

We develop our own proprietary computer software programs to provide specific functionality to support both our unique education offering and the student and school management services. These programs enable us to develop courses, process student enrollments, meet state documentation requirements, track student academic progress, deliver online courses to students, coordinate and track the delivery of course-specific materials to students and provide teacher support and training. These applications are integral to our learning system and we continue to enhance existing applications and create new applications. Our customers do not acquire our software or future rights to it.

We capitalize software development costs incurred during the development stage of these applications in accordance with SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. These development costs are generally amortized over three years.

Impairment of Long-lived Assets

Long-lived assets include property, equipment, capitalized curriculum and software developed or obtained for internal use. In accordance with Statement of Financial Accounting Standards No. 144 (SFAS No. 144), Accounting for the Impairment or Disposal of Long-Lived Assets, we review our recorded long-lived assets for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. We determine the extent to which an asset may be impaired based upon our expectation of the asset’s future usability as well as on a reasonable assurance that the future cash flows associated with the asset will be in excess of its carrying amount. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between fair value and the carrying value of the asset.

Accounting for Stock-based Compensation

Prior to July 1, 2006, we accounted for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB No. 25 and related interpretations. Accordingly, compensation cost for stock options generally was measured as the excess, if any, of the estimated fair value of our common stock over the amount an employee must pay to acquire the common stock on the date that both the exercise price and the number of shares to be acquired pursuant to the option are fixed. We had adopted the disclosure-only provisions of SFAS No. 123 which was released in May 1995, and used the minimum value method of valuing stock options as allowed for non-public companies.

In December 2004, SFAS No. 123R revised SFAS No. 123 and superseded APB No. 25. SFAS No. 123R requires the measurement of the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the measurement date of grant, with the cost being recognized over the applicable requisite service period. In addition, SFAS No. 123R requires an entity to provide certain disclosures in order to assist in understanding the nature of share-based payment transactions and the effects of those transactions on the financial statements. The provisions of SFAS No. 123R are required to be applied as of the beginning of the first interim or annual reporting period of the entity’s first fiscal year that begins after December 15, 2005.

Effective July 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123R using the prospective transition method, which requires the Company to apply the provisions of SFAS No. 123R only to awards granted, modified, repurchased or cancelled after the effective date. Under this transition method, stock- based compensation expense recognized beginning July 1, 2006 is based on the fair value of stock awards as of the grant date. As the Company had used the minimum value method for valuing its stock options under the disclosure requirements of SFAS No. 123, all options granted prior to July 1, 2006 continue to be accounted for under APB No. 25.

The computation of non-cash compensation charges requires a determination of the fair value of our common stock at various dates. Such determinations require complex and subjective judgments. We considered several methodologies to estimate our enterprise value, including guideline public company analysis, an analysis of comparable company transactions, and a discounted cash flow analysis. The results of the public company and comparable company transactions components of the analyses vary not only with factors such as our revenue, EBITDA, and income levels, but also with the performance and public market valuation of the companies and transactions used in the analyses. Although the market-based analyses did not include companies directly comparable to us, the analysis provided useful benchmarks.

We also considered several equity allocation methodologies to allocate the estimate of enterprise value to our two classes of stock including the current value method, the option pricing method, and the probability weighted expected return method (PWERM). The final valuation conclusion was based upon the PWERM equity allocation because it considers the value that would be attributable to each equity interest under different scenarios.

The PWERM assessed the value of common stock based upon possible scenarios including completion of an initial public offering, an advantageous strategic sale of the Company, and remaining a private company. The significant factors included preliminary estimates of the public offering price range from underwriters, the value of comparable company transactions, and discounted cash flow analysis. Key assumptions included the relative probability of the three scenarios. The relative probabilities were based upon where the Company was in the initial public offering registration process, empirical analysis of companies that go public after the registration process, and qualitative characteristics of the Company. The value of common stock was estimated by applying the relative probability to the value of common stock under each scenario. Based upon the foregoing, we believe the analysis provides a reasonable basis for valuing the common stock.

For the three months ended September 30, 2007, all option grants took place in the month of July. For the year ended June 30, 2007, we granted stock options in July 2006, February 2007 and May 2007. The significant factor contributing to the difference between the fair value as of the date of each grant and our public offering price is the probability of completing a public offering used in the PWERM. The probability of completing an initial public offering at each grant date was determined based on the progression of the Company in the initial public offering process. As the probability increased the relative fair value of the option increased. Specifically, for the options granted on February 1, February 27, May 17, July 3 and July 12, 2007, we discounted the value of our common stock by 70.8%, 62.6%, 47.1%, 39.1% and 39.1%, respectively, to account for the probability that a public offering would not occur. The amount of these discounts reflect, in February, a very low but increasing likelihood of completing such an offering as the Board had not yet affirmatively determined to pursue a public offering, in May, a higher likelihood of completing a public offering following the Board’s determination to pursue the offering and the Company’s progress in preparing its registration statement, and in July, a much higher likelihood of completing a public offering as a majority of the work in preparing for the initial filing of a registration statement had been completed. Since the date of the most recent grant, we have made progress on our business strategy, including the launch of the 11th and 12th grade offerings and enrolling new students for the 2007-08 school year. In addition, we expect the completion of our public offering to add value to our shares for a variety of reasons, such as strengthening our balance sheet, increased liquidity and marketability of our common stock, and increased capacity to consummate acquisitions. However, the amount of such additional value, if any, cannot be measured with either precision or certainty, and it is possible that the value of our common stock will decrease.

The Company accounts for equity instruments issued to nonemployees in accordance with the provisions of SFAS No. 123 and EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

Deferred Tax Asset Valuation Allowance

We account for income taxes as prescribed by Statement of Financial Accounting Standards No. 109 (SFAS No. 109), Accounting for Income Taxes. SFAS No. 109 prescribes the use of the asset and liability method to compute the differences between the tax bases of assets and liabilities and the related financial amounts, using currently enacted tax laws. If necessary, a valuation allowance is established, based on the weight of available evidence, to reduce deferred tax assets to the amount that is more likely than not to be realized. Realization of the deferred tax assets, net of deferred tax liabilities, is principally dependent upon achievement of sufficient future taxable income offset by deferred tax liabilities. We exercise significant judgment in determining our provisions for income taxes, our deferred tax assets and liabilities and our future taxable income for purposes of assessing our ability to utilize any future tax benefit from our deferred tax assets. However, our ability to forecast sufficient future taxable income is subject to certain market factors that we may not be able to control such as a material reduction in per pupil funding levels, legislative budget cuts reducing or eliminating the products and services we provide and government regulation.

Since inception, the Company has generated significant losses. However, in the past two years, the Company has generated small amounts of operating profit; 1.2% of revenue in fiscal year 2006 and 2.9% of revenue in fiscal year 2007. In addition, the Company’s revenue is dependent upon the number of student enrollments, the majority of which are generated in the first quarter of the fiscal year in conjunction with the start of the school year. For the three months ended September 30, 2007, the Company generated a significant increase in enrollments with average enrollments climbing to 39,493, an increase of approximately 50% with a corresponding revenue increase of approximately 57%. When considering this positive evidence of future profitability, we also noted operating profits as a percentage of revenues for the three months ended September 30, 2007 decreased to 9.6% compared with 12.9% for the three months ended September 30, 2006. Nonetheless, the Company’s significant enrollment growth for the first quarter of fiscal year 2007 leads us to believe that it is more likely than not that we will be able to utilize some portion of our net deferred tax asset. Therefore, for the three months ended September 30, 2007, we have reversed approximately $9.7 million of the valuation allowance on our net deferred tax asset, or approximately 32.4% of the total allowance. We determined this amount based upon our estimated profitability for the remainder of fiscal year 2008 and for fiscal year 2009, beyond which we have significantly diminished visibility. We reflected this reversal entirely in the first quarter because average enrollments in the first quarter have historically tended to be highly correlated with average enrollments for the remainder of the year. Therefore, first quarter enrollment performance provided us with what we believe to be sufficient evidence to reduce the valuation allowance. In the future, we intend to evaluate our net deferred tax asset valuation allowance each quarter in light of events, including enrollment trends, in order to determine when further adjustments to the allowance are appropriate.

Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgments that could become subject to examination by tax authorities in the ordinary course of business. We periodically assess the likelihood of adverse outcomes resulting from these examinations to determine the impact on our deferred taxes and income tax liabilities and the adequacy of our provision for income taxes. Changes in income tax legislation, statutory income tax rates, or future taxable income levels, among other things, could materially impact our valuation of income tax assets and liabilities and could cause our income tax provision to vary significantly among financial reporting periods.

As of September 30, 2007, we had net operating loss carry-forwards of $59.2 million that expire between 2020 and 2028 if unused. We recorded a partial valuation allowance against net deferred tax assets, including deferred tax assets generated by net operating loss carry-forwards. The valuation allowance on net deferred tax assets was $18.9 million as of September 30, 2007.

Results of Operations

The following table presents our selected consolidated statement of operations data expressed as a percentage of our total revenues for the periods indicated:

	Three Months
	Ended		Year Ended
	September 30,		June 30,
	2007	2006	2007	2006	2005

Consolidated Statement of Operations Data:
Revenues	100%	100%	100%	100%	100%
Cost and expenses
Instructional costs and services	59	51	54	55	58
Selling, administrative, and other operating expenses	27	30	36	36	35
Product development expenses	4	6	6	7	11

Total costs and expenses	90	87	96	98	104

Income (loss) from operations	10	13	4	2	(4)
Interest expense, net	—	—	(1)	(1)	—

Income (loss) from operations before income taxes	10	13	3	1	(4)

Income tax benefit (expense)	12	—	—	—	—

Net income (loss)	22%	13%	3%	1%	(4)%

Comparison of the Three Months Ended September 30, 2007 and Three Months ended September 30, 2006

Revenues.  Our revenues for the three months ended September 30, 2007 were $59.4 million, representing an increase of $21.7 million, or 57.6%, as compared to revenues of $37.7 million for the three months ended September 30, 2006. Average enrollments increased 49.6% to 39,493 for the three months ended September 30, 2007 from 26,405 for the three months ended September 30, 2006. The increase in average enrollments was primarily attributable to enrollment growth in existing states. New school openings in Georgia and Nevada contributed approximately 9% to enrollment growth. For both new and existing states, high school enrollments contributed approximately 12% to overall enrollment growth. Also contributing to the growth in revenues was a 5% increase in average revenue per enrollment. This increase was partially attributable to an increase in the percentage of enrollments associated with managed schools which increased to 81% for the three months ended September 30, 2007 from 76% for the three months ended September 30, 2006.

Instructional Costs and Services Expenses.  Instructional costs and services expenses for the three months ended September 30, 2007 were $34.8 million, representing an increase of $15.6 million, or 81.3% as compared to instructional costs and services of $19.2 million for the three months ended September 30, 2006. This increase was primarily attributable to an $8.1 million increase in expenses to operate and manage the schools and a $7.1 million increase in costs to supply books, educational materials and computers to students, including depreciation and amortization. As a percentage of revenues, instructional costs increased to 58.6% for the three months ended

September 30, 2007, as compared to 50.8% for the three months ended September 30, 2006. The increase in instructional costs and service expenses as a percentage of revenues is primarily due to increased teacher and course costs for our high school offering, higher costs to procure and supply materials due to greater than anticipated enrollments, and an increase in enrollments associated with managed schools.

Selling, Administrative, and Other Operating Expenses.  Selling, administrative, and other operating expenses for three months ended September 30, 2007 were $16.0 million, representing an increase of $4.6 million, or 40.4%, as compared to selling, administrative and other operating expenses of $11.4 million for the three months ended September 30, 2006. This increase is primarily attributable to a $2.2 million increase in personnel costs primarily due to increased headcount and higher average salaries due to annual salary increases in fiscal year 2008 and a $1.4 million increase in professional services. In addition, there was a $0.7 million increase in marketing, advertising and selling expenses. As a percentage of revenues, selling, administrative, and other operating expenses decreased to 27.0% for the three months ended September 30, 2007 compared to 30.2% for the three months ended September 30, 2006.

Product Development Expenses.  Product development expenses for the three months ended September 30, 2007 were $2.5 million, relatively stable compared to product development expenses of $2.2 million for the three months ended September 30, 2006. As a percentage of revenues, product development expenses declined to 4.2% for the three months ended September 30, 2007 from 5.8% for the three months ended September 30, 2006. Capitalized curriculum development costs for the three months ended September 30, 2007 were $1.6 million, representing a decrease of $0.5 million, as compared to capitalized curriculum development costs of $2.1 million for the three months ended September 30, 2006. These investments were primarily attributable to the development of courses for our high school offering.

Net Interest Expense.  Net interest expense for the three months ended September 30, 2007 was $0.3 million, an increase of $0.2 million, from $0.1 million for the three months ended September 30, 2006. The increase in net interest expense is primarily due to interest charges on increased capital lease obligations and borrowings on our line of credit.

Income Taxes.  Our provision for income taxes for the three months ended September 30, 2007 was $2.6 million. This was offset by a $9.7 million tax benefit we recognized as we were able to utilize a portion of our net deferred tax assets that were fully reserved for in prior periods. Our provision for income taxes was $0.1 million for the three months ended September 30, 2006, primarily attributable to state tax liabilities and the use of net operating loss carry-forwards that were fully reserved for in prior periods.

Net Income.  Net income for the three months ended September 30, 2007 was $12.8 million, representing an increase of $8.1 million, or 172.3%, as compared to net income of $4.7 million for the three months ended September 30, 2006. Net income as a percentage of revenues increased to 21.6% for the three months ended September 30, 2007, as compared to 12.5% for the three months ended September 30, 2006, as a result of the factors discussed above.

Comparison of Years Ended June 30, 2007 and 2006

Revenues.  Our revenues for the year ended June 30, 2007 were $140.6 million, representing an increase of $23.7 million, or 20.3%, as compared to revenues of $116.9 million for the year ended June 30, 2006. Average enrollments increased 33.6% to 27,005 for the year ended June 30, 2007 from 20,220 for the year ended June 30, 2006. Primarily offsetting the increased revenues related to enrollment growth, was a decline in average revenues per enrollment resulting from the impact of a substantial reduction in the percentage of enrollments associated with schools to which we provide turnkey management services, as a school to which we formerly provided turnkey management services switched to limited service contracts. For the year ended June 30, 2007, 76.9% of our enrollments were associated with turnkey management service schools, down from 91.7% for the corresponding period in 2006. The increase in average enrollments was primarily attributable to enrollment growth in existing states. New school openings in Washington and in Chicago, where we opened our first hybrid school, contributed approximately 7% to enrollment growth. In addition, we launched 10th grade in August 2006 attracting new students as well as prior year 9th grade students. High school enrollments contributed approximately 8% to overall enrollment growth. Average price increases of approximately 2% for per student fees were implemented in July

2006. Finally, increased operating deficits at certain schools partially offset the growth in revenues. These deficits were attributable to greater school operating expenses required to support increased enrollment and high school services as well as school funding adjustments of approximately $1.0 million each in schools we operate in California and Colorado resulting from enrollment audits. See “Business — Distribution Channels.”

Instructional Costs and Services Expenses.  Instructional costs and services expenses for the year ended June 30, 2007 were $76.1 million, representing an increase of $11.3 million, or 17.4% as compared to instructional costs and services of $64.8 million for the year ended June 30, 2006. This increase was primarily attributable to a $6.6 million increase in expenses to operate and manage the schools and a $4.7 million increase in costs to supply books, educational materials and computers to students, including depreciation and amortization. As a percentage of revenues, instructional costs decreased by 1.3% to 54.1% for the year ended June 30, 2007, as compared to 55.4% for the year ended June 30, 2006. The decrease in instructional cost and service expenses as a percentage of revenues is primarily due to lower costs associated with a renegotiated management and services agreement, partially offset by a shift in the mix of enrollments to schools with higher operating costs and the start-up costs of new schools.

Selling, Administrative, and Other Operating Expenses.  Selling, administrative, and other operating expenses for year ended June 30, 2007 were $51.2 million, representing an increase of $9.5 million, or 22.8%, as compared to selling, administrative and other operating expenses of $41.7 million for the year ended June 30, 2006. This increase is primarily attributable to a $2.9 million increase in marketing, advertising and selling expenses and a $3.1 million increase in professional services. In addition, there was a $2.7 million increase in personnel costs primarily due to increased headcount and higher average salaries due to annual salary increases in fiscal year 2007. As a percentage of revenues, selling, administrative, and other operating expenses increased slightly to 36.4% for the year ended June 30, 2007 compared to 35.7% for the year ended June 30, 2006.

Product Development Expenses.  Product development expenses for the year ended June 30, 2007 were $8.6 million, relatively stable compared to product development expenses of $8.6 million for the year ended June 30, 2006. Employee headcount and contract labor increased, but was offset by greater utilization of these resources for capitalized curriculum. As a percentage of revenues, product development expenses declined to 6.1% for the year ended June 30, 2007 from 7.4% for the year ended June 30, 2006. Capitalized curriculum development costs for the year ended June 30, 2007 were $8.7 million, representing an increase of $8.0 million, as compared to capitalized curriculum development costs of $0.7 million for the year ended June 30, 2006. This increase was primarily attributable to the development of courses for our high school offering.

Net Interest Expense.  Net interest expense for the year ended June 30, 2007 was $0.6 million, an increase of $0.1 million, or 20%, from $0.5 million for the year ended June 30, 2006. The increase in net interest expense is primarily due to interest charges on increased capital lease obligations.

Income Taxes.  Our provision for income taxes for the year ended June 30, 2007 was $0.2 million, compared with no provision for the year ended June 30, 2006. Our tax expense for the year ended June 30, 2007 is primarily attributable to state tax liabilities. Effectively, no tax expense was recorded for the year ended June 30, 2006, as we were able to utilize net operating loss carry-forwards that were fully reserved for in prior periods.

Net Income.  Net income for the year ended June 30, 2007 was $3.9 million, representing an increase of $2.5 million, or 179%, as compared to net income of $1.4 million for the year ended June 30, 2006. Net income as a percentage of revenues increased to 2.8% for the year ended June 30, 2007, as compared to 1.2% for the year ended June 30, 2006, as a result of the factors discussed above.

Comparison of Years Ended June 30, 2006 and 2005

Revenues.  Our revenues for the year ended June 30, 2006 were $116.9 million, representing an increase of $31.6 million, or 37.0%, as compared to revenues of $85.3 million for the year ended June 30, 2005. Average enrollments increased 33.9% to 20,220 for the year ended June 30, 2006 from 15,097 average enrollments for the year ended June 30, 2005. Our enrollment growth was primarily attributable to enrollment growth in existing states. In addition, enrollment growth was driven by the addition of the 9th grade which attracted new students in addition to students enrolled in 8th grade in the prior year. Enrollments in 9th grade contributed approximately 7% to overall enrollment growth. Also, average price increases of approximately 4% for per student fees were implemented in

July 2005. Partially offsetting growth in revenues as compared to enrollment growth was growth in the percentage of enrollments attributable to schools where we earn limited or no services revenues. Enrollments associated with schools to which we provide turnkey management services declined from 91.7% for the year ended June 30, 2006 from 94.7% for the corresponding period in 2005. Finally, increased operating deficits at certain schools partially offset the growth in revenues. These deficits were primarily attributable to greater school operating expenses to support increased enrollment and high school services. Included in these deficits is the impact of disallowed enrollments resulting from a regulatory audit in Colorado totaling $1.0 million. See “Business — Distribution Channels.”

Instructional Costs and Services Expenses.  Instructional costs and services expenses for the year ended June 30, 2006 were $64.8 million, representing an increase of $15.7 million, or 31.9%, as compared to instructional costs and services of $49.1 million for the year ended June 30, 2005. This increase was primarily attributable to a $9.0 million increase in expenses to operate and manage the schools, and a $6.6 million increase in costs to supply books, educational materials and computers to students. As a percentage of revenues, instructional costs and services decreased to 55.5% for the year ended June 30, 2006, as compared to 57.6% for the year ended June 30, 2005. The decrease in instructional costs and services as a percentage of revenues is primarily due to economies in scale in the operation of the virtual public schools partially offset by higher costs for books and materials.

Selling, Administrative, and Other Operating Expenses.  Selling, administrative, and other operating expenses for the year ended June 30, 2006 were $41.7 million, representing an increase of $11.7 million, or 38.7%, as compared to selling, administrative and other operating expenses of $30.0 million for the year ended June 30, 2005. This increase is primarily attributable, to a $4.1 million increase in personnel costs primarily due to increased headcount and higher average salaries due to annual salary increases in fiscal year 2006. In addition, professional services expenses increased by $3.4 million and marketing, advertising and selling expenses by $1.5 million. As a percentage of revenues, selling, administrative, and other operating expenses remained relatively stable at 35.7% for the year ended June 30, 2006 compared to 35.2% for the year ended June 30, 2005.

Product Development Expenses.  Product development expenses for the year ended June 30, 2006 were $8.6 million, representing a decrease of $0.8 million, or 8.5%, as compared to product development expenses of $9.4 million for the year ended June 30, 2005. This decrease is primarily attributable to a year over year decrease of $2.9 million in impairment charges. Offsetting this decrease is an increase in personnel and contract labor. As a percentage of revenues, product development expenses decreased to 7.4% for the year ended June 30, 2006 compared to 11.0% for the year ended June 30, 2005. This decrease is primarily attributable to the factors described above and our ability to leverage these costs over an increasing number of enrollments. Capitalized curriculum development costs for the year ended June 30, 2006 were $0.7 million, representing a decrease of $3.1 million, as compared to capitalized curriculum development costs of $3.8 million for the year ended June 30, 2005. This decrease was primarily due to reduced curriculum development efforts as we launched our 9th grade offering with third-party curriculum.

Net Interest Expense.  Net interest expense for the year ended June 30, 2006 was $0.5 million, an increase of $0.2 million, or 66.7%, from $0.3 million for the year ended June 30, 2005. The increase in interest expense is primarily due to debt of $4.0 million borrowed in June 2005.

Income Taxes.  Our provision for income taxes for the year ended June 30, 2006 was zero as we were able to utilize net operating loss carry-forwards that were fully reserved for in prior periods. We also recorded no income tax expense for the year ended June 30, 2005 as the Company had a net loss.

Net Income (Loss).  Net income for the year ended June 30, 2006 was $1.4 million, representing an increase of $4.9 million as compared to a net loss of $3.5 million for the year ended June 30, 2005. Net income as a percentage of revenues was 1.2% for the year ended June 30, 2006, as compared to a net loss of 4.1% for the year ended June 30, 2005, as a result of the factors discussed above.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly consolidated statement of operations data for the eight most recent quarters, as well as each line item expressed as a percentage of total revenues. The information for each of these quarters has been prepared on the same basis as the audited consolidated financial statements included in this prospectus and, in the opinion of management, includes all adjustments necessary for the fair presentation of the results of operations for such periods. This data should be read in conjunction with the audited consolidated financial statements and the related notes included in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period

	Three Months Ended
	Sep 30, 2005	Dec 31, 2005	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006	Mar 31, 2007	Jun 30, 2007	Sep 30, 2007

Revenues	$31,176	$28,245	$30,667	$26,814	$37,743	$32,356	$34,831	$35,626	$59,353
Cost and expenses
Instructional costs and services	17,416	15,696	15,361	16,355	19,177	18,022	17,904	20,961	34,778
Selling, administrative, and other	8,742	8,402	11,259	13,257	11,385	11,030	12,644	16,100	16,039
Product development expenses	1,864	1,862	1,861	2,981	2,206	1,566	2,083	2,756	2,527

Total costs and expenses	28,022	25,960	28,481	32,593	32,768	30,618	32,631	39,817	53,344

Income (loss) from operations	3,154	2,285	2,186	(5,779)	4,975	1,738	2,200	(4,191)	6,009
Interest expense, net	(135)	(127)	(132)	(94)	(94)	(263)	(117)	(165)	(304)

Income (loss) before income taxes	3,019	2,158	2,054	(5,873)	4,881	1,475	2,083	(4,356)	5,705
Income tax benefit (expense)	—	—	—	—	(146)	(30)	(51)	9	7,117

Net income (loss)	$3,019	$2,158	$2,054	$(5,873)	$4,735	$1,445	$2,032	$(4,347)	$12,822

The following table sets forth statements of operations data as a percentage of revenues for each of the periods indicated:

	Three Months Ended
	Sep 30, 2005	Dec 31, 2005	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006	Mar 31, 2007	Jun 30, 2007	Sep 30, 2007

Revenues	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost and expenses
Instructional costs and services	56	56	50	61	51	56	52	59	59
Selling, administrative, and other	28	30	37	50	30	34	36	45	27
Product development expenses	6	6	6	11	6	5	6	8	4

Total costs and expenses	90	92	93	122	87	95	94	112	90

Income (loss) from operations	10	8	7	(22)	13	5	6	(12)	10
Interest expense, net	—	—	—	—	—	(1)	—	—	—

Income (loss) before income taxes	10	8	7	(22)	13	4	6	(12)	10
Income tax benefit (expense), net	—	—	—	—	—	—	—	—	12

Net income (loss)	10%	8%	7%	(22)%	13%	4%	6%	(12)%	22%

Discussion of Quarterly Results of Operations

Our revenues and operating results normally fluctuate as a result of seasonal variations in our business, principally due to the number of months that our virtual public school are fully operational and serving students in a fiscal quarter. While school administrative offices are generally open year round, a school typically serves students during a 10 month academic year. A school’s academic year will typically start in August or September, our first fiscal quarter, and finish in May or June, our fourth fiscal quarter. Consequently, our first and fourth fiscal quarters may have fewer than three months of full operations when compared to the second and third fiscal quarters.

In the first and fourth fiscal quarters, online curriculum and computer revenues are generally lower as these revenues are primarily earned during the school academic year which may provide for only one or two months of these revenues in these quarters versus the second and third fiscal quarters. In addition, we ship materials to students in the beginning of the school year, our first fiscal quarter, generally resulting in higher materials revenues and margin in the first fiscal quarter versus other quarters. The overall impact of these factors is partially offset by students enrolling after the start of the academic year. The seasonality of our business produces higher revenues in the first fiscal quarter.

Operating expenses are also seasonal. Instruction costs and services expenses will increase in the first fiscal quarter primarily due to the costs incurred to ship student materials at the beginning of the school year. Instructional costs may increase significantly quarter-to-quarter as school operating expenses increase. For example, enrollment growth will require additional teaching staff, thereby increasing salary and benefits expense. School events may be seasonal, (e.g. professional development and community events,) impacting the quarterly change in instructional costs. The majority of our marketing and selling expenses are incurred in the first and fourth fiscal quarters, as our primary enrollment season is July through September.

Financial Condition

Certain accounts in our balance sheet are subject to seasonal fluctuations. The bulk of our materials are shipped to students prior to the beginning of the school year, usually in July or August. In order to prepare for the upcoming school year, we generally build up inventories during the fourth quarter of our fiscal year. Therefore, inventories tend to be at the highest levels at the end of our fiscal year. In the first quarter of our fiscal year, inventories tend to decline significantly as materials are shipped to students. Accounts receivable balances tend to be at the highest levels in the first quarter of our fiscal year as we begin billing for all enrolled students and our billing arrangements include upfront fees for many of the elements of our offering. These upfront fees along with direct sales of subscriptions to private customers result in seasonal fluctuations to our deferred revenue balances. In general, this deferred revenue has not been a significant source of funds to the Company since the offsetting entry is usually to accounts receivable. In a few cases, virtual public schools may have funds to pay these invoices in a timely manner and this provides the Company with liquidity. However, in most cases, schools receive funding over the course of the year and pay invoices in a corresponding manner. Thus, liquidity associated with increases in deferred revenue is usually offset by increased accounts receivable balances. Since the upfront fees are charged to the schools at the time of enrollment, deferred revenue balances related to the schools tend to be highest in the first quarter, when the majority of students enroll. Since the deferred revenue is amortized over the course of the school year, which ends in June, the balance would be at its lowest at the end of our fiscal year. The deferred revenue related to our direct-to-consumer business results from advance payments for twelve and twenty-four month subscriptions to our on-line school. These advance payments are amortized over the life of the subscription and tend to be highest at the end of the fourth quarter and first quarter, when the majority of subscriptions are sold. Year end balances in deferred revenue are primarily related to the direct-to-consumer sales. Billings related to the direct-to-consumer sales are small relative to those of public virtual schools; however, they do represent a source of liquidity.

Liquidity and Capital Resources

As of September 30, 2007 and June 30, 2007, we had cash and cash equivalents of $2.9 million and $1.7 million, respectively. Net cash used in operating activities during the three months ended September 30, 2007, was $2.7 million.

We financed our operating activities and capital expenditures during the three months ended September 30, 2007 through cash provided by operating activities, capital lease financing and short-term debt. During the years ended June 30, 2007, 2006 and 2005, we financed our operating activities and capital expenditures through a combination of cash provided by operating activities, long-term debt and capital lease financing. Prior to 2005, we financed our operating activities and capital expenditures primarily with sales of equity to private investors. From the Company’s founding in 2000 through December 2003, we raised over $115 million from the sale of equity.

In December 2006, we entered into a $15 million revolving credit agreement with PNC Bank (the Credit Agreement). Pursuant to the terms of the Credit Agreement, we agreed that the proceeds of the term loan facility were to be used primarily for working capital requirements and other general business or corporate purposes. Because of the seasonality of our business and timing of funds received, the school expenditures are higher in relation to funds received in certain periods during the year. The Credit Agreement provides the ability to fund these periods until cash is received from the schools; therefore, borrowings against the Credit Agreement are primarily going to be short-term.

Borrowings under the Credit Agreement bear interest based upon the term of the borrowings. Interest is charged, at our option, either at: (i) the higher of (a) the rate of interest announced by PNC Bank from time to time as its “prime rate” and (b) the federal funds rate plus 0.5%; or (ii) the applicable London interbank offered rate (LIBOR) divided by a number equal to 1.00 minus the maximum aggregate reserve requirement which is imposed on member banks of the Federal Reserve System against “eurocurrency liabilities” plus the applicable margin for such loans, which ranges between 1.250% and 1.750%, based on the leverage ratio (as defined in the Credit Agreement). We pay a quarterly commitment fee which varies between 0.150% and 0.250% on the unused portion of the credit agreement (depending on the leverage ratio). The working capital line includes a $5.0 million letter of credit facility. Issuances of letters of credit reduce the availability of permitted borrowings under the Credit Agreement.

Borrowings under the Credit Agreement are secured by substantially all of our assets. The Credit Agreement contains a number of financial and other covenants that, among other things, restrict our and our subsidiaries’ abilities to incur additional indebtedness, grant liens or other security interests, make certain investments, become liable for contingent liabilities, make specified restricted payments including dividends, dispose of assets or stock, including the stock of its subsidiaries, or make capital expenditures above specified limits and engage in other matters customarily restricted in senior secured credit facilities. We must also maintain a minimum net worth (as defined in the credit agreement) and maximum debt leverage ratios. These covenants are subject to certain qualifications and exceptions. Through September 30, 2007, we were in compliance with these covenants.

As of September 30, 2007, $12.5 million of borrowings were outstanding on the working capital line of credit and approximately $2.3 million outstanding for letters of credit. On October 5, 2007, we amended the Credit Agreement to increase the borrowing limit from $15 million to $20 million under substantially the same terms. This agreement expires on December 20, 2009. From October 1, 2007 to October 31, 2007, the Company borrowed additional funds of $4.0 million under the Credit Agreement at an interest rate of 6.4%. On November 2, 2007, the Company repaid $1.5 million of the outstanding balance on the working capital line of credit.

One of our subsidiaries has an equipment lease line of credit for new purchases with Hewlett-Packard Financial Services Company that expires on March 31, 2008 for new purchases on the line of credit. The interest rate on new borrowings under the equipment lease line is set quarterly. For the three months ended September 30, 2007, we borrowed $7.0 million to finance the purchase of student computers and related equipment at an interest rate of 8.8%. These leases include a 36-month payment term with a bargain purchase option at the end of the term. Accordingly, we include this equipment in property and equipment and the related liability in capital lease obligations. In addition, we have pledged the assets financed with the equipment lease line to secure the amounts outstanding.

A substantial portion of our revenues are generated through our contractual arrangements with virtual public schools. The virtual public schools are generally funded on a per student basis by their state and local governments and the timing of funding varies by state. Funding receipts by an individual school may vary over the year and may be in arrears. Because our receivables represent obligations indirectly due from governments, we have not historically had an issue with non-payment and believe the risk of non-payment is minimal although we cannot guarantee this will continue.

Our operating requirements consist primarily of day-to-day operating expenses, capital expenditures and contractual obligations with respect to facility leases, capital equipment leases and other operating leases. Capital expenditures are expected to increase in the next several years as we invest in additional courses, new releases of existing courses and purchase computers to support increases in virtual school enrollments. We expect our capital expenditures in the next 12 months will be approximately $22 million to $30 million for curriculum development and related systems as well as computers for students. We expect to be able to fund these capital expenditures with cash generated from operations, short-term debt and capital lease financing. We lease all of our office facilities. We expect to make future payments on existing leases from cash generated from operations. In addition, our Board of Directors has approved a cash dividend on our Series C Preferred Stock, contingent upon the closing of this offering, of approximately $6.4 million. We believe that our existing cash balances and continued cash generated from operations, our revolving credit facility, and in-part, the net proceeds from this offering and from the Regulation S Transaction, will provide sufficient resources to fund the cash dividend on the Series C Preferred Stock and to meet our projected operating requirements, start-up costs to open new schools, and planned capital expenditures for at least the next 12 months. In addition, we expect that the net proceeds from this offering and from the Regulation S Transaction will allow us to meet our long-term liquidity needs and provide us with the financial flexibility to execute our strategic objectives, including the ability to make acquisitions and strategic investments. Our ability to generate cash, however, is subject to our performance, general economic conditions, industry trends and other factors. To the extent that funds from this offering and from the Regulation S Transaction, combined with existing cash and operating cash flow are insufficient to fund our future activities and requirements, we may need to raise additional funds through public or private equity or debt financing.

Operating Activities

Net cash used in operating activities during the three months ended September 30, 2007, was $2.7 million. Net cash provided by operating activities in fiscal year 2007, 2006 and 2005 was $5.6 million, $3.6 million and $9.7 million, respectively.

The cash used in operations during the three months ended September 30, 2007 was primarily due to an increase in accounts receivable of $34.2 million, an increase in deferred tax assets of $7.1 million and a decrease in accrued compensation and benefits of $2.9 million. This was primarily offset by net income of $12.8 million, an increase in deferred revenue of $12.6 million, a decrease in inventory of $7.0 million, an increase in accounts payable and accrued liabilities totaling $6.5 million and depreciation and amortization of $2.3 million.

The cash provided by operations in fiscal year 2007 was primarily due to net income of $3.9 million, depreciation and amortization of $7.4 million and increases in deferred revenue of $1.2 million and accrued compensation and benefits of $1.1 million. This was primarily offset by an increase in accounts receivable of $3.2 million, an increase in inventory of $2.8 million, a change in accounts receivable allowance of $0.9 million, and a decrease in accrued liabilities of $0.8 million. The change in accounts receivable allowance of $0.9 million was related to the write-off of accounts receivable that were fully reserved in prior years and attempts to collect were unsuccessful. Because these accounts were fully reserved in prior years, there was no impact on our results of operations for the year ended June 30, 2007.

The cash provided by operations in fiscal year 2006 was primarily due to net income of $1.4 million, depreciation and amortization of $5.0 million, an increase in accounts payable of $1.6 million, an increase of accrued compensation and benefits of $1.8 million, and an increase in deferred rent of $1.6 million. This was primarily offset by an increase in inventory of $5.4 million and an increase of accounts receivable of $2.7 million.

The cash provided by operations in fiscal year 2005 was primarily due to depreciation and amortization of $5.5 million, a decrease in accounts receivable of $3.4 million, impairment charges of $3.3 million, an increase in accrued liabilities of $1.2 million, and an increase in accrued compensation and benefits of $1.0 million. This was primarily offset by a net loss of $3.5 million and an increase in inventories, prepaid and other assets of $1.5 million.

Investing Activities

Net cash used in investing activities for the three months ended September 30, 2007 was $3.4 million. Net cash used in investing activities for the fiscal year 2007, 2006 and 2005 was $14.0 million, $11.5 million and $8.5 million, respectively.

Net cash used in investing activities for the three months ended September 30, 2007 was primarily due to capitalized curriculum of $1.6 million and purchases of property and equipment of $1.5 million. This does not include $7.0 million of student computers financed with capital leases. Purchases of property and equipment for the fiscal year ended 2007, 2006 and 2005 were $5.4 million, $10.8 million and $4.7 million, respectively. In fiscal year 2007, we also financed, with capital leases, purchases of property and equipment and student computers of $8.1 million. In fiscal year 2005, we also financed with capital leases, purchases of student computers in the amount of $0.4 million. Capitalized curriculum for the fiscal year ended 2007, 2006 and 2005 were $8.7 million, $0.7 million and $3.8 million, respectively.

Financing Activities

Net cash provided by financing activities for the three months ended September 30, 2007 was $7.4 million. This was primarily due to $11.0 million in borrowings against our revolving credit facility.

Net cash provided by financing activities for the year ended June 30, 2007 was $0.7 million. This was primarily due to the release of cash from a restricted escrow account of $2.3 million, a bank overdraft of $1.6 million, and net borrowings from our revolving credit facility of $1.5 million. This was offset by a payment on a related party note payable of $4.0 million and repayments of capital lease obligations of $1.4 million. Net cash used in financing activities for fiscal year 2006 was $2.6 million primarily attributable to cash invested in a restricted escrow account of $2.2 million and repayments for capital lease obligations of $0.4 million.

Net cash provided by financing activities for the fiscal year 2005 was $2.9 million primarily due to proceeds from a related party note payable of $4.0 million and the release of cash from a restricted escrow account of $2.2 million. This was partially offset by repayments of capital lease obligations of $3.4 million.

Contractual Obligations

Our contractual obligations consist primarily of leases for office space, capital leases for equipment and other operating leases. The following summarizes our long-term contractual obligations as of September 30, 2007:

	For the Twelve Months Ending September 30,
	Total	2008	2009	2010	2011	2012	Thereafter
	(dollars in thousands)

Contractual Obligations at September 30, 2007
Capital leases(1)	$14,653	$6,072	$5,520	$3,061	$—	$—	$—
Operating leases	16,712	2,126	2,130	1,396	1,404	1,376	8,280
Line of credit(2)	12,500	12,500
Long-term obligations(1)	335	193	101	41

Total	$44,200	$20,891	$7,751	$4,498	$1,404	$1,376	$8,280

(1)	Includes interest expense.
(2)	Pertains to revolving line of credit and excludes interest expense due to short-term repayment period.

Under most contracts, we provide the virtual schools we manage with turnkey management services and take responsibility for any operating deficits that the school may incur. These deficits are recorded as a reduction in revenues, and therefore are not included as a commitment or obligation in the above table.

In connection with our service agreement with the Northern Ozaukee School District (and the Wisconsin Virtual Academy), there is an indemnification provision which arguably could be asserted by the school district for certain expenses in the event the plaintiff prevails and the Court enjoins open enrollment payments to the district that otherwise would cover those expenses. As of September 30, 2007, we have assessed the likelihood of a claim as not probable, and therefore it has not been included as a commitment or obligation in the table above. See “Business — Legal Proceedings — Johnson v. Burmaster.”

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Impact of Inflation

We believe that inflation has not had a material impact on our results of operations for any of the years in the three year period ended June 30, 2007. We cannot assure you that future inflation will not have an adverse impact on our operating results and financial condition.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We had unrestricted cash and cash equivalents totaling $2.9 million, $1.7 million and $9.5 million as of September 30, 2007, June 30, 2007 and June 30, 2006, respectively. Unrestricted cash and cash equivalents are maintained primarily in non-interest bearing accounts and are used for working capital purposes. Because we currently do not have balances in interest bearing accounts, fluctuations in interest rates would not have a material impact on our investment income.

Our interest rate exposure is related to short-term debt obligations under our revolving credit facility. A significant portion of our interest expense is based upon changes in the LIBOR benchmark interest rate. Due to the short-term nature of our outstanding debt subject to variable interest rates as of September 30, 2007 of $12.5 million, fluctuations in the LIBOR rate would not have a material impact on our interest expense.

Foreign Currency Exchange Risk

We currently do not operate in a foreign country or transact a material amount of business in a foreign currency and therefore we are not subject to fluctuations due to changes in foreign currency exchange rates. However, we intend to pursue opportunities in international markets in the future. If we enter into any material transactions in a foreign currency or establish or acquire any subsidiaries that measure and record their financial condition and results of operation in a foreign currency, we will be exposed to currency transaction risk and/or currency translation risk. Exchange rates between U.S. dollars and many foreign currencies have fluctuated significantly over the last few years and may continue to do so in the future. Accordingly, we may decide in the future to undertake hedging strategies to minimize the effect of currency fluctuations on our financial condition and results of operations.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123R, which revised SFAS No. 123, and supersedes APB Opinion No. 25. The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25 and requires that the compensation costs relating to such transactions be recognized in the statements of operations. We adopted SFAS No. 123R for the fiscal year ended June 30, 2007.

In February 2006, FASB issued Statement of Financial Accounting Standard No. 155 (SFAS No. 155), Accounting for Certain Hybrid Financial Instruments — An Amendment of FASB Statements No. 133 and 140. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. At adoption, any difference between the total carrying amount of the individual components of the existing bifurcated hybrid financial instrument and the fair value of the combined hybrid financial instrument should be recognized as a cumulative effect adjustment to beginning retained earnings. We do not believe that the adoption of SFAS No. 155 will have a material impact on our consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation (FIN) 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. This interpretation defines the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted FIN 48 on July 1, 2007. We determined the impact of FIN 48 will not have a material effect on our financial position and results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157 (SFAS No. 157), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We are in the process of evaluating the impact of this statement on our consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159 (SFAS No. 159), The Fair Value Option for Financial Assets and Financial Liabilities. This statement permits companies and not-for-profit organizations to make a one-time election to carry eligible types of financial assets and liabilities at fair value, even if fair value measurement is not required under GAAP. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted if the decision to adopt the standard is made after the issuance of this statement but within 120 days after the first day of the fiscal year of adoption, provided no financial statements have yet been issued for any interim period and provided the requirements of SFAS No. 157, Fair Value Measurements, are adopted concurrently with SFAS No. 159. The Company does not believe that it will adopt the provisions of this statement.

BUSINESS

Our Company

We are a technology-based education company. We offer proprietary curriculum and educational services created for online delivery to students in kindergarten through 12th grade, or K-12. Our mission is to maximize a child’s potential by providing access to an engaging and effective education, regardless of geographic location or socio-economic background. Since our inception, we have invested more than $100 million to develop curriculum and an online learning platform that promotes mastery of core concepts and skills for students of all abilities. This learning system combines a cognitive research-based curriculum with an individualized learning approach well-suited for virtual schools and other educational applications. From fiscal year 2004 to fiscal year 2007, we increased average enrollments in the virtual public schools we serve from approximately 11,000 students to 27,000 students, representing a compound annual growth rate of approximately 35%. For the three months ended September 30, 2007, we increased average enrollments 50% to approximately 39,500, as compared to the same period in the prior year. From fiscal year 2004 to fiscal year 2007, we increased revenues from $71.4 million to $140.6 million, representing a compound annual growth rate of approximately 25%, and improved from a net loss of $7.4 million to net income of $3.9 million. For the three months ended September 30, 2007, we increased revenues to $59.4 million, representing a growth rate of 57%, as compared to the same period in the prior year. Over the same period, we increased net income to $5.7 million (excluding an income tax benefit of $7.1 million) from $4.7 million.

We believe we are unique in the education industry because of our direct involvement in every component of the educational development and delivery process. Most educational content, software and service providers typically concentrate on only a portion of that process, such as publishing textbooks, managing schools or providing testing and assessment services. This traditional segmented approach has resulted in an uncoordinated and unsatisfactory education for many students. Unburdened by legacy, we have taken a holistic approach to the design of our learning system. We have developed an engaging curriculum which includes online lessons delivered over our proprietary school platform. We combine this with a rigorous system to test and assess students and processes to manage school performance and compliance. In addition, our professional development programs enable teachers to better utilize technology for instruction. Our end-to-end learning system is designed to maximize the performance of the schools we serve and enhance student academic achievement.

As evidence of the benefit of our holistic approach, the virtual public schools we serve generally test near, and in some cases above, state averages on standardized achievement tests. These results have been achieved despite the enrollment of a significant number of new students each school year who have had limited exposure to our learning system prior to taking these required state tests. Students using our learning system for at least three years usually perform better on standardized tests relative to state averages than students using it for one year or less. The efficacy of our learning system has also helped us achieve high levels of customer satisfaction. According to a 2006 internal survey of parents of students enrolled in virtual public schools we serve, approximately 97% of respondents stated that they were either satisfied or very satisfied with our curriculum and 95% of respondents stated that they would recommend our curriculum to other families.

We deliver our learning system to students primarily through virtual public schools. As with any public school, these schools must meet state educational standards, administer proctored exams and are subject to fiscal oversight. The fundamental difference is that students attend virtual public schools primarily over the Internet instead of traveling to a physical classroom. In their online learning environment, students receive assignments, complete lessons, and obtain instruction from certified teachers with whom they interact online, telephonically, and face-to-face. Many states have embraced virtual public schools as a means to provide families with a publicly funded alternative to a traditional classroom-based education. For parents who believe their child is not thriving and for whom relocating or private school is not an option, virtual public schools can provide a compelling choice. This widespread availability makes them the “most public” of schools. From an education policy standpoint, virtual public schools often represent a savings to the taxpayers when compared with traditional public schools because they are generally funded at a lower per pupil level than the per pupil state average reported by the U.S. Department of Education. Finally, because parents are not required to pay tuition, virtual public schools make our learning system available to the broadest range of students.

We offer virtual schools our proprietary curriculum, online learning platform and varying levels of academic and management services, which can range from targeted programs to complete turnkey solutions, under long-term contracts. These contracts provide the basis for a recurring revenue stream as students progress through successive grades. Additionally, without the requirement of a physical classroom, virtual schools can be scaled quickly to accommodate a large dispersed student population, and allow more capital resources to be allocated towards teaching, curriculum and technology rather than towards a physical infrastructure.

Substantially all of our enrollments are served through 25 virtual public schools to which we provide full turnkey solutions and seven virtual public schools to which we provide limited management services. With the exception of a school we manage in Chicago, these schools are able to enroll students on a statewide basis in 17 states and the District of Columbia. In contrast, a small number of enrollments are served by an additional 27 schools that only enroll students in a single school district in these and other states. The services we provide to these districts are designed to assist them in launching their own distance learning programs and vary according to the needs of the individual school districts. These services generally consist of our student account management systems, administrator and teacher training programs, and student placement support. Parents can also purchase our curriculum and online learning platform directly to facilitate or supplement their children’s education. Additionally, we have piloted our curriculum in brick and mortar classrooms with promising academic results. We also believe there is additional widespread applicability for our learning system internationally.

Families that choose our learning system for their children come from a broad range of social, economic and academic backgrounds. They share, however, the desire for an individualized learning program to maximize their children’s potential. Examples include, but are not limited to, families with: (i) students seeking to learn faster or slower than they could in a “one size fits all” traditional classroom; (ii) safety concerns about their local school; (iii) students with disabilities for which traditional classrooms are problematic; (iv) students with geographic or travel constraints; and (v) student athletes and performers who are not able to attend regularly scheduled classes. Our individualized learning approach allows students to optimize their individual academic performance and, therefore, their chances of achieving their goals.

Our History

We were founded in 2000 to utilize the advances in technology to provide children access to a high-quality public school education regardless of their geographic location or socio-economic background. Given the geographic flexibility of technology-based education, we believed that the pursuit of this mission could help address the growing concerns regarding the regionalized disparity in the quality of public school education, both in the United States and abroad. These concerns were reflected in the passage of the No Child Left Behind (NCLB) Act in 2000, which implemented new standards and accountability requirements for public K-12 education. The convergence of these concerns and rapid advances in Internet technology created the opportunity to make a significant impact by deploying a high quality learning system on a flexible, online platform.

In September 2001, after 18 months of research and development on our curriculum, we launched our kindergarten through 2nd grade offering. We initially launched our learning system in virtual public schools in Pennsylvania and Colorado, serving approximately 900 students in the two states combined. During the 2002-03 school year, we added our 3rd through 5th grade offering and entered into contracts to operate virtual public schools in California, Idaho, Ohio, Minnesota and Arkansas, increasing our average enrollment to approximately 5,900 students during the 2002-03 school year. For the 2003-04 school year, we added our 6th and 7th grade offerings. During the 2004-05 school year, we added our 8th grade offering and entered into contracts to operate virtual public schools in Wisconsin, Arizona and Florida. By the end of the 2004-05 school year, we had increased enrollment to approximately 15,100 students. In the 2005-06 school year, we added contracts to operate virtual public schools in Washington, Illinois and Texas. Additionally during the 2006-07 school year, we implemented a hybrid school offering in Chicago that combines face-to-face time in the classroom with online instruction. We recently entered the virtual high school market, enrolling 9th and 10th grade students at the start of the 2005-06 and 2006-07 school years, respectively, and enrolling 11th and 12th grade students at the start of the 2007-08 school year. Finally, we added contracts to operate virtual public schools in Georgia and Nevada for the 2007-08 school year.

We believe we have significant growth potential. Therefore over the last three years, we have put a great deal of effort into developing the infrastructure necessary to scale our business. We further developed our logistics and technological infrastructure and implemented sophisticated financial systems to allow us to more effectively operate a large and growing company.

Our Market

The U.S. market for K-12 education is large and growing. For example:

•	According to the National Center for Education Statistics (NCES), a division of the U.S. Department of Education, there were more than 49 million students in K-12 public schools during the 2005-06 school year. In addition, according to National Home Education Research, approximately two million students are home schooled and, according to a March 2006 NCES report, approximately five million students are enrolled in private schools.

•	According to the NCES, the public school system alone encompassed more than 98,000 schools and 17,000 districts during the 2005-06 school year.

•	The NCES estimates that total spending in the public K-12 market was $558 billion for the 2005-06 school year.

Parents and lawmakers are demanding increased standards and accountability in an effort to improve academic performance in U.S. public schools. As a result, each state is now required to establish performance standards and to regularly assess student progress relative to these standards. We expect continued focus on academic standards, assessments and accountability in the near future.

Many parents and educators are also seeking alternatives to traditional classroom-based education that can help improve academic achievement. Demand for these alternatives is evident in the growing number of choices available to parents and students. For example, charter schools emerged in 1988 to provide an alternative to traditional public schools. Currently, 40 states and the District of Columbia have passed charter school legislation and there are approximately 4,000 charter schools in the U.S. with an estimated enrollment of over 1.1 million students according to the Center for Education Reform. Similarly, acceptance of online learning initiatives, including not only virtual schools but also online testing and Internet-based professional development, has become widespread. As of September 2006, 38 states had established some form of online learning initiative, and Michigan recently became the first state to pass legislation mandating that high school students take part in an “online learning experience” in order to graduate.

Virtual public schools represent one approach to online learning that is gaining acceptance. According to the Center for Education Reform, as of January 2007 there were 173 virtual schools with total enrollment exceeding 92,000 students, operating in 18 states compared to just 86 virtual schools in 13 states with total enrollment of 31,000 students in the 2004-05 school year. Virtual schools can offer a comprehensive curriculum and flexible delivery model; therefore, we believe that a growing number of families will pursue virtual public schools as an attractive public school alternative. Given these statistics and the nascence of this market, we believe there is a significant opportunity for a high-quality, trusted, national education provider to serve virtual public schools.

Our Competitive Strengths

We believe the following to be our key competitive strengths:

Proprietary Curriculum Specifically Designed for a Technology-Enabled Environment.  We specifically designed our curriculum for online learning, in contrast to other online curriculum providers who often just digitize classroom textbooks for transmission over the Internet. Our lessons utilize a combination of innovative technologies, including flash animations, online interactivity and real-time individualized feedback, which we combine with textbooks and other offline course materials to create an engaging and highly effective curriculum. Our curriculum contains more than 11,000 discrete lessons, each of which addresses specific learning objectives and can be utilized in the manner most appropriate for each student. We continuously measure student performance and use this information to improve our curriculum and drive greater, more consistent academic achievement, a valuable competitive advantage we enjoy by virtue of our integration into all aspects of the educational development and delivery process. We believe our curriculum is the most advanced cognitive research-based curriculum in K-12 education.

Flexible, Integrated Online Learning Platform.  Our online learning platform provides a highly flexible and effective means for delivering educational content to students. Our platform offers assessment capabilities to identify the current and targeted academic level of achievement for each individual student, and then incorporates this information into a detailed lesson plan. As students progress through their studies, our learning platform measures mastery of each learning objective to ensure that students grasp each concept prior to proceeding to the next lesson. Additionally, our learning platform updates each student’s lesson plan for completed lessons and enables us to track the effectiveness of each lesson with each student on a real-time basis. Finally, the fact that our learning system is Internet-based allows us to update our proprietary content and incorporate user feedback on a real-time basis. For example, our content for the 2006-07 school year reflected the fact that Pluto is no longer considered a planet, which was announced in August 2006.

Expertise in Opening Channels for Virtual Schooling.  Our education policy experts and established relationships with key educational authorities have allowed us to participate effectively in advocating for virtual public schools. Specifically, we have demonstrated our expertise in helping individual educational policymakers understand the benefits of virtual schools and in managing the regulatory requirements once new virtual schools are opened. Since our inception, we have partnered with individual state governing bodies to establish highly effective, publicly funded education alternatives for parents and their children. Our experience in opening up these new channels gives us a valuable first-mover advantage over potential competitors.

Track Record of Student Achievement and Customer Satisfaction.  The virtual public schools we serve generally test near, and in some cases above, state averages on standardized achievement tests. These results have been achieved despite the enrollment of a significant number of new students each school year who have had limited exposure to our learning system prior to taking these required state tests. Students using our learning system for at least three years usually perform better on standardized tests relative to state averages than students using it for one year or less. Additionally, in California, the virtual public schools we serve performed in the 50th to 70th percentile of all public schools in the state during the 2005-06 school year. Among statewide virtual public schools, those using the K12 learning system outperform other providers in terms of academic performance. The efficacy of our learning system has also helped us achieve high levels of customer satisfaction. According to a 2006 internal survey of parents of students enrolled in virtual public schools we serve, approximately 97% of respondents stated that they were either satisfied or very satisfied with our curriculum and 95% of respondents stated that they would recommend our curriculum to other families. This high degree of customer satisfaction has been a strong contributor to our growth, helps drive new student referrals and leads to re-enrollments.

Highly Scalable Model.  We have built our educational model systems and management team to successfully and efficiently serve the academic needs of a large dispersed student population. We generate high levels of recurring revenue as a result of our long-term contracts with schools (typically five years in length), the extended duration over which an individual student can utilize our learning system (kindergarten through 12th grade) and our high level of customer satisfaction. Since our inception, we have invested over $100 million to develop our learning system, incurring significant losses. Our ability to leverage this historical investment in our learning system and our ability to deliver our offering over the Internet enables us to successfully serve a greater number of students at a reduced level of capital investment.

Our Growth Strategy

We intend to pursue the following strategies to drive our future growth:

Generate Enrollment Growth at Existing Virtual Public Schools.  From fiscal year 2004 to fiscal year 2007, we increased average enrollments in the virtual public schools we serve from more than 11,000 students to more than 27,000 students. In the 2007-08 school year, substantially all of our enrollments are served through virtual public schools in 17 states and the District of Columbia. We intend to continue to drive increased enrollments at the virtual public schools we serve through targeted marketing and recruiting efforts as well as through referrals. Our marketing and recruiting efforts utilize both traditional and online media as well as community events to communicate the effectiveness of our solution to parents who are evaluating educational alternatives for their children. Historically, we have also enrolled a significant number of new students each year through referrals from families who have had a positive experience with our learning system and recommended K12 to their friends and family members.

Enhance Curriculum to Include a Complete High School Offering.  We believe that serving virtual public high schools represents a significant growth opportunity for online education delivery given the increased independence of high school students and the wide variance in academic achievement levels and objectives of students who are entering high school. America’s Digital Schools 2006, a survey sponsored by Discovery Education and Pearson Education, projects that the percentage of U.S. high school students enrolled in online courses will increase from 3.8% in 2006 to 15.6% in 2011. We believe that our early offering of our integrated K-8 learning system and our experience serving K-8 virtual public schools positions us well for growth in serving virtual public high schools. In the 2005-06 and 2006-07 school years, we began enrolling 9th and 10th grade students, respectively, and with the launch of our 11th and 12th grades in the 2007-08 school year, we are able to provide a complete high school offering. We are developing our high school curriculum to satisfy the broad range of high school student interests with a broad variety of required and elective courses, supplemented by selected courses from other content providers.

Expand Virtual Public School Presence into Additional States.  We work closely with state policymakers and school districts to assist them in considering virtual public schools as an effective educational choice for parents and students. A virtual public school program can help state administrations or school districts quickly establish and offer an alternative to traditional classroom-based education, expanding the range of choices available to parents and students. The flexibility and comprehensiveness of our learning system allows us to efficiently adapt our curriculum to meet the individual educational standards of any state with minimal capital investment. We intend to continue to seek opportunities to assist states in establishing virtual public schools and to contract with them to provide our curriculum, online learning platform and related services.

Strengthen Awareness and Recognition of the K12 Brand.  Within the virtual public school community, we enjoy strong brand recognition among parents and students as a leading provider of virtual education. Outside of this community, however, the K12 brand is not as well recognized. We have developed a comprehensive brand strategy and intend to invest in further developing awareness of both the K12 brand and the core philosophy behind our learning system. The recent launch of our “Unleash the xPotential” campaign is a strong first step towards this goal of creating broader brand awareness. We believe that a strong and recognized brand will result in an increased presence among virtual public schools, attract more student applications and facilitate our entry into adjacent markets.

Pursue International Opportunities to Offer Our Learning System.  We believe there is strong worldwide demand for high-quality, flexible education alternatives. In many countries, students seek a U.S. accredited education to gain access to higher education and improved employment opportunities. Given the highly flexible design and technology-based nature of our platform, it can be adapted to other languages and cultures efficiently and with modest capital investment. Additionally, our ability to operate virtually is not constrained by the need for a physical classroom or local teachers, which makes our learning system ideal for use internationally.

Develop Additional Channels Through Which to Deliver our Learning System.  We believe there are many additional channels through which the K12 learning system can be offered. These include direct classroom instruction, hybrid models, and as a supplemental educational offering. For example, in an urban public school in Philadelphia, we piloted our K-5 curriculum in traditional classrooms and were able to generate meaningful improvements in academic performance. Additionally, we have recently implemented a hybrid classroom offering in Chicago that combines face-to-face time in the classroom with online instruction. Outside the public school channels, the flexibility of our learning system enables us to package lessons to be sold as individual products directly to parents and students. We intend to regularly evaluate additional delivery channels and to pursue opportunities where we believe there is likely to be significant demand for our offering.

Educational Philosophy

The design, development and delivery of our learning system is based on the following set of guiding principles:

•	Apply “Tried and True” Educational Approaches for Instruction. Our learning system is designed to utilize both “tried” and “true” methods to drive academic success. “True” methodologies are based on cognitive research regarding the way in which individuals learn. We also supplement our learning system with teaching tools and methodologies that have been tested, or “tried,” and proven to be effective. This “tried and true” philosophy allows us to benefit from both decades of research about learning, and effective methods of teaching.

•	Employ Technology Appropriately for Learning. While all of our courses are delivered primarily through an online platform and generally include a significant amount of online content, we employ technology only where we feel it is appropriate and can enhance the learning process. In addition to online content, our curriculum includes a rich mix of offline course materials, including engaging textbooks and hands-on materials such as phonics kits and musical instruments. We believe our balanced use of technology and offline materials helps to maximize the effectiveness of our learning system.

•	Base Learning Objectives on Rich Content and “Big Ideas.” We refer to “big ideas” as the key, subconscious frameworks that serve as the foundation to a student’s future understanding of a subject matter. For example, an understanding of waves is fundamental to a physicist’s understanding of quantum mechanics; therefore, we teach 1st graders the fundamentals of waves. We use these “big ideas” to organize and provide the master objectives of every course we develop. We then utilize rich, engaging content to best communicate these concepts to students to promote mastery of the topics.

•	Assess Every Objective to Ensure Mastery. Ongoing assessments are the most effective way to evaluate a student’s mastery of a lesson or concept. To facilitate effective assessment, our curriculum establishes clear objectives for each lesson. Throughout a course, each student’s progress is assessed and evaluated by a teacher at a point when each objective is expected to be mastered, providing direction for appropriate pacing. These periodic and well-timed assessments reinforce learning and promote mastery of a topic before a student moves to the next lesson or course.

•	Facilitate Flexibility as the Level, Pace and Hours Spent on Each Objective Vary by Child. We believe that each student should be challenged appropriately. Generally, adequate progress for most students is to complete one academic year’s curriculum within a nine-month school year. Each individual student may take greater or fewer instructional hours and more or less effort than the average student to achieve this progress. Our learning system is designed to facilitate this flexibility in order to ensure that the appropriate amount of time and effort is allocated to each lesson.

•	Prioritize Important, Complex Objectives. We have developed a clear understanding of those subjects and concepts that are difficult for students. Greater instructional effort is focused on the most important and difficult concepts and skills. We use existing research, feedback from parents and students and experienced teacher judgments to determine these priorities, and to modify our learning system to guide the allocation of each student’s time and effort.

Products and Services

Our Products

K12 Curriculum

Our curriculum consists of the K12 online lessons, offline learning kits and teachers’ guides. We have developed an extensive catalogue of proprietary courses, consisting of more than 11,000 lessons, designed to teach concepts to students from kindergarten through 10th grade. Each lesson is designed to last approximately 45 to 60 minutes, although students are able to work at their own pace. A single course generally consists of 120 to 180 individual lessons.

Online Lessons.  Our online lessons are accessed through our Online School (OLS) platform. Each online lesson provides the roadmap for the entire lesson including direction to specific online and offline materials, online lesson content and a summary of the major objectives for the lesson. Lessons utilize a combination of innovative technologies including flash animations and online interactivity, coordinated textbooks and hands-on materials and individualized feedback to create an engaging, responsive and highly effective curriculum. Each lesson also contains an online assessment to ensure that students have mastered the material and are ready to proceed to the next lesson, allowing them to work at their own pace. Pronunciation guides for key words and references to suggested additional resources, specific to each lesson and each student’s assessment, are also included.

Offline Learning Kits.  All of our courses utilize a series of offline learning kits in conjunction with the online lessons to help maximize the effectiveness of our learning system. In addition to receiving access to our online lessons through the Internet, each student receives a shipment of offline materials, including textbooks, art supplies, laboratory supplies (e.g. microscopes and scales) and other reference materials which are incorporated throughout our curriculum. This approach is consistent with our guiding principle to utilize technology where appropriate in our learning system. Most of the textbooks we use are proprietary textbooks that are written in a way that is designed to be engaging to students and to compliment the online experience. We believe that our ability to combine online lessons and offline materials so effectively is a competitive advantage.

Teachers’ Guides.  All of our courses are paired with a teacher’s guide. Each guide outlines the course objectives, refers back to all of the course content that is contained in the online and offline course materials, includes answers and explanations to the exercises that the students complete and contains suggestions for explaining difficult concepts to students.

Courses Offered

The following table provides a list of our proprietary courses (including 11 foreign language courses the licences of which we have acquired by virtue of our recent acquisition of Power-Glide Language Courses, Inc., a third-party content provider) and selected third-party courses (shown in italics) that we are offering during the 2007-08 school year. We also offer an additional 20 third-party courses at the high school level.

English and Language Arts	Mathematics	Science

Elementary School Middle School High School Elementary School Middle School High School	Kindergarten Language Arts
Kindergarten Phonics
1st Grade Language Arts
1st Grade Phonics
2nd Grade Language Arts
3rd Grade Language Skills
3rd Grade Spelling
3rd Grade Literature
4th Grade Language Skills
4th Grade Spelling
4th Grade Literature
5th Grade Language Skills
5th Grade Spelling
5th Grade Literature

Intermediate Language Skills A
Intermediate Language Skills B
Intermediate Literature A
Intermediate Literature B
Literary Analysis and Composition

Literary Analysis and Composition I Foundations
Literary Analysis and Composition I
Literary Analysis and Composition II
American Literature
AP English Literature and Composition
World Literature and Language

History
Kindergarten History
1st Grade History
2nd Grade History
3rd Grade History
4th Grade History
American History Before 1865

American History Since 1865
Intermediate World History A
Intermediate World History B

Modern World Studies
World History
U.S. History
AP U.S. History
American Government and Economics
Macroeconomics
Kindergarten Math
1st Grade Math
2nd Grade Math
3rd Grade Math
4th Grade Math
5th Grade Math

Pre-Algebra A
Pre-Algebra B
Algebra I

Pre-Algebra
Pre-Algebra Foundations
Algebra Foundations
Algebra I
Geometry
Algebra II

Art
Kindergarten Art
1st Grade Art
2nd Grade Art
3rd Grade Art
4th Grade Art
Intermediate Art: American A

Intermediate Art: American B
Intermediate Art: World A
Intermediate Art: World B

Art History
Fine Art and Art Appreciation

Kindergarten Science
1st Grade Science
2nd Grade Science
3rd Grade Science
4th Grade Science
5th Grade Science
Kindergarten Science (classroom)
1st Grade Science (classroom)
2nd Grade Science (classroom)
3rd Grade Science (classroom)

Earth Science
Life Science
Physical Science

Earth Science Foundations
Physical Science Foundations
Biology Foundations
Earth Science
Biology
Physical Science

Music/Other
Preparatory Music
Beginning 1 Music
Beginning 2 Music
Introduction to Music
Intermediate 1 Music
Intermediate 2 Music
Intermediate 3 Music
Exploring Music

Music Concepts A
Music Concepts B

Music Appreciation
Learning Online
Physical Education
Spanish I, II, III
French I, II, III
German I, II
Latin I, II
Chinese I

K-8 Courses. From kindergarten through 8th grade, our courses are categorized into six major subject areas: English and Language Arts, Mathematics, Science, History, Art and Music. Our proprietary curriculum includes all of the courses that students need to complete their core kindergarten through 8th grade education. These courses focus on developing fundamental skills and teaching the key knowledge building blocks or schemas that each student will need to master the major subject areas, meet state standards and complete more advanced coursework. Unlike a traditional classroom education, our learning system offers the flexibility for each student to take courses at different grade levels in a single academic year, providing flexibility for students to progress at their own level and pace within each subject area. In addition, the flexibility of our learning system allows us to tailor our curriculum to state specific requirements. For example, we have developed eight courses specifically for use in Texas public schools.

High School Courses. The curriculum sought by students in each of the high school grades is much broader and varies from student to student, largely as a result of the increased flexibility in course selection required for high school students. In order to offer a full suite of courses, including the many elective courses required to meet the needs of high school students, we offer a combination of proprietary courses and selected rigorously tested courses licensed from third-parties. We have 27 proprietary high school courses for the 2007-08 school year (including eight courses that have one or more lessons that remain under development for delivery prior to their first scheduled use later in the school year). The high school students we serve using our proprietary courses account for approximately 60% of the total course enrollment of our high school students in the 2007-08 school year.

Online School Platform

Our Online School (OLS) platform is an intuitive, web-based software platform that provides access to our online lessons as well as our lesson planning and scheduling tools and our progress tracking tool, both of which serve a key role in assisting parents and teachers in managing each student’s progress. Because the OLS is a web-based platform, students, parents and teachers can access our online tools and lessons through the OLS from anywhere with an Internet connection at any time of the day or night.

•	Lesson Planning and Scheduling Tools. In a school year, a typical student will complete between 800 and 1,200 lessons across six or more subject areas. Our lesson planning and scheduling tools enable teachers and parents to establish a master plan for completing these lessons. These tools are designed to dynamically update the lesson plan as a student progresses through each lesson and course, allowing flexibility to increase or decrease the pace at which the student moves through the curriculum while ensuring that the student progresses towards completion in the desired time frame. For example, the schedule can easily be adapted to accommodate a student who desires to attend school six days a week, a student who is interested in studying during the winter holidays to take time off during the spring, or a student who chooses to take two math classes a day for the first month of the school year and delay art classes until the second month of the school year. Moreover, changes can be made to the schedule at any point during the school year and the remainder of the student’s schedule will automatically adjust in the OLS.

•	Progress Tracking Tools. Once a master schedule has been established, the OLS delivers lessons based upon the specified parameters. Each day, a student is initially directed to a screen listing the syllabus for that particular day and begins the school day by selecting one of the listed lessons. As each lesson is completed, the student returns to the day’s syllabus to proceed to the next subject. If a student does not complete a lesson during the session, the lesson will be rescheduled to the next day and will resume at the point where the student left off. Our progress tracking tool allows students, parents and teachers to monitor student progress. In addition, information collected by our progress tracking tool regarding student performance, attendance and other data is transferred to our proprietary management system for use in providing administrative support services.

Student Administration Management System

Our Student Administration Management System (SAMS) organizes, updates and reports information that is automatically collected through interfaces with our OLS and related management systems. SAMS collects and provides us with all of the information required to manage student enrollment and monitor student performance.

SAMS is also central to collecting and managing all administrative data required to operate a virtual public school. In addition, the information provided by SAMS feeds our proprietary Order Management System (OMS) that generates orders for offline learning kits and computers to be delivered to students.

Student Community Tools

We place a strong emphasis on the importance of building a sense of community in the schools we manage. Accordingly, we offer a combination of tools that foster communication and interaction among virtual public school students and parents. Our K12 Community Chest website for virtual public school students includes discussion boards, blogs, games, competitions and other functions. Additionally, our K12 Family Directory web-based tool enables parents of virtual public school students to organize online and offline social activities for their children. Parents can run searches based on criteria such as their child’s location, age or interests (such as hobbies or sports) to locate and contact other parents of children with similar interests to facilitate student interaction.

Our Services

We provide a wide array of services to students and their families as well as directly to virtual public schools. Our services can be categorized broadly into academic support services and management and technology services.

Academic Support Services

Teachers and Related Services.  Teachers are critical to the educational success of students in virtual public schools. Teachers in the virtual public schools that we serve are generally employed by the school, with the ultimate authority over these teachers residing with the school’s governing body. Under our service agreements, we recruit, train and provide management support for these teachers. Historically, we have seen significant demand for teaching positions in the virtual public schools that we serve. For example, for the virtual public schools we serve in California, we recently received approximately six applications for each teaching position filled for the 2006-07 school year.

We use a rigorous evaluation program for making hiring recommendations to the virtual public schools we serve. We hire teachers who, at a minimum, are state certified and meet the federal requirements for designation as a “Highly Qualified Teacher,” and generally have at least three years of teaching experience. We also seek to recruit teachers who have the skill set necessary to be successful in a virtual public school environment. Teaching in a virtual public school is characterized by heightened one-on-one student-teacher and parent-teacher interaction, so virtual public school teachers must have strong interpersonal communications skills. Additionally, a virtual public school teacher must be creative in finding ways to effectively connect with their students and integrate themselves into the daily lives of the students’ families.

New virtual public school teachers attend our comprehensive training program during which, among other things, they are introduced to our educational philosophy, our curriculum and our OLS and other technology applications, and are provided strategies for communicating and connecting with students and their families in a virtual public school environment. We also provide ongoing training opportunities for teachers so that they may stay abreast of changing educational standards and key learning trends, which we believe enhances their teaching abilities and effectiveness.

Gifted and Special Education Services.  We believe that our individualized learning system is able to effectively address the educational needs of gifted and special education students because it is self-paced and employs flexible teaching methods. For students requiring special attention, we employ a national director who is an expert on the delivery of special education services in a virtual public school environment and who oversees and directs the special education programs at the virtual public schools we serve. We direct and facilitate the development and implementation of “individualized education plans” for students with special needs. Our special education program is compliant with the federal Individuals with Disabilities Education Act and all state special education requirements. Each special needs student is assigned a certified special education teacher who arranges for any required ancillary services, including speech and occupational therapy, and any required assistive technologies, such as special computer displays or speech recognition software.

Student Support Services.  We provide students attending virtual public schools that we serve and their families with a variety of support services to ensure that we effectively meet their educational needs and goals. Each student is assigned a guidance counselor to assist them with academic achievement planning. Additionally, we provide tutors as necessary to help students with courses that they find difficult. We also plan and coordinate social events to offer students opportunities to meet and socialize with their virtual public school peers. Finally, we offer our “K12 HUG” (Help, Understanding and Guidance) program to address any other questions or concerns that students and their parents have during the course of their matriculation.

Management Services

Under many of our contracts, we provide virtual public schools with turnkey management services. In these circumstances, we take responsibility for all aspects of the management of the schools, including monitoring academic achievement, teacher hiring and training, compensation of school personnel, financial management, enrollment processing and procurement of curriculum, equipment and required services. In 2007, the Commission on International and Trans-regional Accreditation (CITA), a leading worldwide education accreditation agency, thoroughly evaluated our school management services and we ultimately received the prestigious CITA accreditation.

Compliance and Tracking Services.  Operating a virtual public school entails most of the compliance and regulatory requirements of a traditional public school. We have developed management systems and processes designed to ensure that schools we serve are in compliance with all applicable requirements, including tracking appropriate student information and meeting various state reporting requirements. For example, we collect enrollment related information, monitor attendance and administer proctored state tests. As we have expanded into new states, our processes have grown increasingly robust, and we believe our compliance and tracking processes provide us with a distinct competitive advantage.

Financial Support Services.  We provide each school we serve with a dedicated business manager who oversees the preparation of the annual budget and coordinates with the school’s directors to determine their annual objectives. In addition, we implement an internal control framework, develop policies and procedures, provide accounting services and payroll administration, oversee all federal entitlement programs and arrange for external audits.

Facility, Operations and Technology Support Services.  We operate administrative offices and all other facilities on behalf of the virtual public schools we serve. We provide these schools with a complete technology infrastructure. In addition, we provide a comprehensive student help desk solution.

Human Resources Support Services.  We are actively involved in hiring virtual public school administrators, teachers and staff, through a thorough interview and orientation process. To better facilitate the hiring process, we review and analyze the profiles of teachers that have been highly effective in our learning system to identify the attributes desired in future new hires. We also negotiate and secure employment benefits for teachers on behalf of virtual public schools and administer employee benefit plans for virtual public school employees. Additionally, we assist the virtual schools we serve in drafting and implementing administrative policies and procedures.

Product Development

We develop our products and related service offerings through a highly collaborative process that blends cognitive research with an innovative development approach by utilizing best practices from the education industry and other industries. Our approach provides for effective content and rapid time to market. Unlike many traditional content companies that may take several years to develop a new course, our course development process usually takes between six and 12 months, depending upon grade and subject. Our development team includes professionals from the following disciplines:

•	Cognitive Scientists, Evaluation and Research Specialists — conduct and review cognitive research to determine how students master the key ideas in a subject area, the common misconceptions that present obstacles to mastery and available techniques that can effectively address common misconceptions.

•	Curriculum and Teaching Specialists — bring deep subject matter knowledge and experience with a variety of pedagogical approaches to our course design process.

•	Writers and Editors — script out the text of the lessons, ensuring that the information is accurate, meaningful and suitable for the age group we are trying to reach.

•	Instructional Designers — weave together all elements of a lesson and determine the extent to which online, multi-media components, textbooks and other offline materials, and activities can be integrated to achieve the desired learning outcomes.

•	Graphic Artists/Media Specialists/Flash Designers — ensure overall visual integrity of each lesson and build creative and interactive content.

•	Print Designers — design and publish our proprietary textbooks and printed learning materials.

•	User Experience Specialists — work closely with our design teams to ensure that lessons are easy for students to navigate and understand.

•	Training Specialists — concurrent with the development of the courses, develop training materials and programs to support the effective delivery of our curriculum by teachers.

•	Project Managers — coordinate all of the activities, including the work of the above-listed resources to develop the product as designed, on time, and on budget.

Using these highly skilled resources, we follow a six-stage product development process beginning with idea-generation and carrying through to post-production evaluation. Our ability to continually modify our products based upon student, parent and teacher feedback and assessment data is one of the significant advantages of our online curriculum. All of our lessons contain a user feedback button that allows us to identify learning issues on a real-time basis. In a given week, we receive hundreds of feedback items from students, parents and teachers. The related descriptions below illustrate each stage in our product development process.

Blueprint Stage.  During this stage of development, we gather the key requirements for a new product, which may be a new course or a group of related courses. We conduct a thorough review to identify all of the cognitive research related to learning of the subject and gain an understanding of the stages a student will go through in mastering the subject material. We also look at how experts perform in the subject. Expert-novice research has shown that an experts’ knowledge of a domain is contained in a subconscious framework, the components of which can help guide the development of a course. During this stage, we also analyze state standards to confirm that we are encompassing the elements of the nation’s highest state standards and that we are building courses which meet or surpass all state standards.

Design Stage. We begin the design stage by developing the learning environment in which the product will be used. This includes understanding the types of students that will be using the product, how the course will be taught, the learning objectives within the course and what online and offline materials can be utilized. We then produce a design document and our creative teams develop a work plan for every aspect of the product, including the look and feel of the product, level of functionality and length of the course. We produce, test and refine prototypes with focus groups of students, teachers and parents.

Pre-production Stage. With the work plan complete, a pre-production team is assembled to develop the scope and sequence of the course. The scope and sequence is an ordered collection of learning objectives based on cognitive research and state standards. These learning objectives, once organized, guide the production team in the creation of the individual course lessons. The pre-production team also creates the list of materials that will be required and provides this list to our logistics group for sourcing.

Production Stage. During this stage, the product is built in accordance with the work plan. First, manuscripts, storyboards and lesson design specifications are created. Online screens, offline materials such as textbooks, simulations, photographs, and other reference materials are then created, reviewed and refined. Rights for licensed materials are cleared at this point, if needed. Each lesson then goes through a rigorous quality review before being released.

Support Stage. The goal during this stage is to support the initial launch and ongoing utilization of our lessons and to enhance the products during the course of their useful life. We break this stage down into three components: (i) content development, where we design and develop teacher and student training packages; (ii) alignment and standards analysis, where we examine performance on state tests to determine the extent to which we should refine or adjust the standard alignments initially developed during the blueprint stage; and (iii) long-term maintenance, where we maintain and update the online and offline materials on an ongoing basis based upon feedback from teachers, parents and students.

Evaluation Stage. The final stage of the product development cycle is the evaluation stage. During this phase, we evaluate the overall performance of our product against the original design specifications. We obtain measurement feedback from a number of sources, including:

•	User Feedback — we receive a substantial amount of feedback from teachers, parents and students. Some feedback is directly incorporated into course modifications. In addition, we observe students in our usability labs and visit students and parents to better understand how our products are being used;

•	Progress Reports — through our OLS, we are able to monitor each student’s progress through a course. This data helps us identify portions of a course that may be especially difficult for students, and may require revision or enhancements; and

•	State Test Scores — students in the virtual public schools we serve participate in proctored state exams. These tests provide an impartial assessment of how these students are performing against established benchmarks and within their state.

Using these sources of feedback, we can revise our courses as necessary to achieve the desired learning objectives. We believe that this ability to proactively respond to feedback and other data in an efficient manner is a key competitive advantage within the educational industry.

Education Advisory Committee.  To ensure the effectiveness of our learning systems, we have established an external Education Advisory Committee comprised of experienced leaders in the education industry. The members of this Committee have the responsibility to review our curriculum and instructional model, identify the needs of the growing online education market and propose solutions for consideration by our management, and discuss ways that we can better implement our guiding principles. The current members of the Committee include:

•	Thomas C. Boysen, Ed.D., Senior Vice President of Classroom Solutions, K12 Inc. and formerly Kentucky Commissioner of Education, Chief Operating Officer of the Los Angeles Unified School District, Senior Vice President of the Milken Family Foundation and a school district superintendent in California, Washington and New York. Mr. Boysen is also the Chair of the Education Advisory Committee.

•	Barbara Byrd-Bennett, Ed.D., Executive-In-Residence, College of Education and Human Services, Cleveland State University and formerly Chief Executive Officer of the Cleveland Municipal School District and a school district superintendent for two school districts in New York City.

•	Benjamin Canada, Ph.D., Associate Executive Director, District Services, Texas Association of School Boards and formerly President of the American Association of School Administrators and a school district superintendent in Georgia, Mississippi and Oregon.

•	Ramon Cortines, Ed.D., Deputy Mayor for Education, Youth and Families, City of Los Angeles and formerly a school district superintendent in California and New York.

•	Jo Lynne DeMary, Ed.D., Educational Leadership Director, Center for School Improvement, Virginia Commonwealth University and formerly Virginia Superintendent of Public Instruction.

•	David Driscoll, Ed.D., Education Consultant and formerly President, Council of Chief State School Officers, Commissioner of Education, Commonwealth of Massachusetts and a school district superintendent in Massachusetts. Dr. Driscoll currently serves on the board of the National Assessment Governing Board.

•	Chester Finn, Ed.D., President, Thomas B. Fordham Foundation and formerly Assistant Secretary for Research and Improvement & Counselor to the Secretary, U.S. Department of Education.

•	Charles Fowler Ed.D., President of School Leadership, LLC, Executive Secretary of the Suburban School Superintendents, an Adjunct Professor of School Organization and Leadership, Teachers College, Columbia University and formerly Chairperson of State and National Relations for the American Association of School Administrators and a school district superintendent in Connecticut, Florida, Illinois and New York.

•	Mary Futrell, Ed.D., Dean, Graduate School of Education and Human Development, George Washington University, Director, George Washington Institute for Curriculum Standards and Technology and founding President, World Confederation of the Teaching Procession and formerly President, National Education Association, President, Virginia Education Association, President, Education International and President, ERAmerica.

•	Michael Kirst, Ph.D., Professor Emeritus of Education and Business, Stanford University and formerly President of the California State Board of Education.

•	Dale Mann, Ph.D., Managing Director, Interactive Inc. and Professor Emeritus of Educational Administration, Teachers College, Columbia University and formerly Senior Research Associate, Institute on Education and the Economy, Teachers College, Columbia University.

•	Thomas Payzant, Ed.D., Professor of Practice, Harvard Graduate School of Education and formerly Assistant Secretary for Elementary and Secondary Education, U.S. Department of Education and a school district superintendent in California, Pennsylvania, Massachusetts, Oklahoma and Oregon.

•	Betty Rosa, Ed.D., Education Consultant and formerly a school district superintendent in New York City. Ms. Rosa also serves on the board of the Alumni Council of the Harvard Graduate School of Education.

•	Bernice Stafford, M.A., Principal Consultant, Center for Interactive Learning and Collaboration and formerly Vice President of School Strategies and Evaluation, PLATO Learning, Inc. and a co-founder of Lightspan, Inc.

Channel Development

K12 receives numerous inquiries from school districts, legislators, community leaders, educators and parents who express the desire to offer a virtual public school alternative. Our school development and public affairs groups work together with these interested parties to identify and pursue opportunities to expand the use of our products and services through new channels and in new jurisdictions. Where interested parties seek to offer a virtual public school alternative in their state, our public affairs group works with them to establish the legal framework, advocate for appropriate legislation and explain the educational and fiscal benefits of our learning system. Our public affairs group also seeks to increase public awareness and ensure transparency in virtual schooling by supporting accountability standards for virtual public schools.

Once there is legal and regulatory authorization for, as well as sufficient interest in, a virtual public school, our school development group engages state and school district officials, legislators, community leaders, educators and parent groups seeking to open a virtual public school, and initiates a dialog with these interested parties to explain the steps necessary to pursue this public school alternative in their jurisdiction. Our school development group works with these officials and parent groups in planning, developing and launching the virtual school. We also offer assistance to independent school boards with charter application and authorization processes.

After virtual public schools are approved and established, our school development group engages school administrators and maintains relationships with school officials in order to ensure that they are aware of our product and services offerings and that we understand their specific needs and goals.

Distribution Channels

We distribute our products and services primarily to virtual public schools and directly to consumers. We derive revenues from virtual public schools by providing access to our OLS, offline learning kits, student computers and a variety of management and academic support services, ranging from turnkey end-to-end management solutions to a single service to meet a school’s specific needs.

In fiscal year 2007, we derived more than 10% of our revenues from each of the Ohio Virtual Academy, the Arizona Virtual Academy, the Pennsylvania Virtual Charter School and the Colorado Virtual Academy. In aggregate, these schools accounted for 49% of our total revenues. As with all of the virtual public schools we serve, each of these schools is subject to periodic audits. Two such audits of the Colorado Virtual Academy have initially resulted in the disallowance of funding with respect to approximately 63 students alleged not to have satisfied enrollment requirements and approximately 290 students alleged not to have satisfied certain other documentation requirements in the 2004-05 school year and approximately 90 students alleged not to have satisfied enrollment requirements in the 2005-06 school year (out of total enrollments of approximately 2,000 students in 2004-05 and approximately 2,500 students in 2005-06). Certain of these determinations are being appealed, but to the extent determined adversely to these schools, we would be obligated to reimburse these schools pursuant to our agreements with them to forgive expenses that they incur in excess of their revenues. We have not received written notice of any other claims or litigation involving these schools. We provide our full turnkey solution pursuant to our contract with the Ohio Virtual Academy, which terminates June 30, 2017 and provides for the parties to review the agreement in 2012. The agreement is renewable automatically for an additional two years unless the school notifies us one year prior to expiration that it elects to terminate the contract. We provide our full turnkey solution to the Arizona Virtual Academy, pursuant to a contract with Portable Practical Education, Inc., an Arizona not-for-profit organization holding the charter under which the school operates, that expires June 30, 2010. We provide our curriculum and online learning platform to the Pennsylvania Virtual Charter School pursuant to a contract that terminates June 30, 2009, and which automatically renews for an additional three-years unless the school notifies us one year prior to expiration that it elects to terminate the contract. We provide turnkey solution pursuant to our contract with the Colorado Virtual Academy, which terminates June 30, 2008. We are currently engaged in negotiations with the Colorado Virtual Academy for a new contract. Each of the contracts with these schools provides for termination of the agreement if the school ceases to hold a valid and effective charter from the charter-issuing authority in their respective states.

Our direct-to-consumer product is purchased through our customer call center or online by parents, who are looking either to educate their children outside the public school system or as a supplement to their child’s existing public school curriculum. The flexibility of our curriculum combined with the assessment capabilities of our online delivery platform enables us to modularize and repackage lesson modules that can be sold as individual products. For example, if a child has particular difficulties with fractions, the parent could purchase our fractions module. The ability to rebundle individual lessons is highly scalable and we believe this opportunity is significant.

In addition to these primary distribution channels, we are continuously pursuing additional channels through which to offer our learning system, including direct classroom instruction and hybrid models. For example, we have piloted select grades and subjects of our curriculum in classrooms in 11 states. Although our in-class offering business is at a nascent stage, we believe that this distribution channel offers significant potential. Additionally, we have recently implemented a hybrid offering in Chicago that combines some face-to-face time for students and teachers in a traditional classroom setting along with online instruction. In addition to expanding our offering to additional jurisdictions within the United States, we intend to pursue international opportunities where we believe there is significant demand for a quality online education. On November 14, 2007, the Company entered into a non-binding letter of intent (LOI) with SARA For Trade Holding (SARA) to establish a joint venture in the Middle East. Pursuant to the LOI, K12 International Holdings B.V., a subsidiary of the Company, would own a majority of the shares in the joint venture and would contribute its proprietary curriculum and $1,000,000 of initial capital to fund the joint venture’s operations. SARA would own a minority of the shares in the joint venture and would contribute $5,000,000 of initial capital to fund the joint venture’s operations.

Student Recruitment and Marketing

Our student recruitment and marketing team consisted of 49 employees as of September 30, 2007, and is responsible for promoting our corporate brand, generating new student enrollments and enhancing the experience of students and families enrolled in the virtual public schools we serve. This team employs a variety of strategies designed to better understand and address the requirements of our target markets. First, this team is responsible for defining our brand image and associating our brand with the many positive attributes of our learning system. We believe that a strong brand provides the basis for our expansion into new states and other markets.

Second, our student recruitment and marketing team generates new enrollments in the virtual public schools we serve through targeted recruiting programs, which utilize coordinated direct mailings, email marketing, print and radio advertising and search engine marketing. In addition, our marketing team conducts information sessions and workshops that provide teachers and parents with the opportunity to learn about K12 and the products and services that we offer. We conducted more than 2,500 such events during fiscal year 2007. We have found that effectively communicating the details and benefits of our learning system is an important first step towards building a core group of interested parties. Additionally, we believe that our consistently high customer satisfaction rates serve as the foundation for word-of-mouth referrals which supplement our other recruiting efforts.

Finally, this team is responsible for enhancing our relationship with students enrolled in the virtual public schools that we serve to complement the relationship that these students have with their teachers and school. In order to maintain a sense of community, we host the K12 Community Chest website for students to interact online with our Chief Learning Officer and with each other. We also send welcome packages, conduct art contests, survey parents and provide support to students through assigned support counselors under our K12 HUG program.

Technology

As of September 30, 2007, we employed 70 employees in our technology department. Our learning system, along with our back office systems supporting order management, logistics and e-commerce, are built on our proprietary Service Oriented Architecture, or SOA, to ensure high availability and redundancy and allow flexibility and security to be core principles of our systems’ foundation.

Service Oriented Architecture.  All of our systems leverage our SOA built on top of Enterprise Java that separates an implemented capability from a request flow that utilizes those capabilities. This leverage provides us with the ability to deliver different presentations against a single request workflow. Additionally, this flexibility allows iterative solutions to be developed expeditiously to meet both present and future market needs. Our high availability and scalability are also facilitated by this architecture. The SOA also enables seamless integration with third-party solutions in our platform with ease and efficiency.

Availability and Redundancy.  Our SOA allows for a hardware topology where primary and secondary equipment can be utilized at all network and application tiers. Each application layer is load balanced across multiple servers, which, along with our sophisticated state management capabilities, allows for additional hardware to be inserted into our network providing us with impressive scalability and availability as evidenced by our greater than 99.9999% uptime with our ever growing user base. We regularly backup critical data and store this backup data at an offsite location.

Security.  Our security measures and policies include dividing application layers into multiple zones controlled by firewall technology. Sensitive communications are encrypted between client and server and our server-to-server accessibility is strictly controlled and monitored.

Physical Infrastructure.  We utilize the best of breed hardware from industry leading vendors including Cisco, F5, Oracle, Sun, Microsoft, Dell, Intel, and NetApp to provide a foundation for our SOA. Our systems are housed offsite in a state of the art data center that provides robust, redundant network backbone and power. We vigilantly monitor our physical infrastructure for security, availability, and performance.

Competition

We face varying degrees of competition from a variety of education companies because our learning system encompasses many components of the educational development and delivery process. We compete primarily with companies that provide online curriculum and school support services to K-12 virtual public schools. These companies include Connections Academy, LLC, White Hat Management, LLC and National Network of Digital Schools. We also face competition from curriculum developers, including traditional textbook publishers such as the McGraw-Hill Companies, Harcourt, Inc., Pearson plc and Houghton Mifflin Riverdeep Group plc. Additionally, we expect increased competition from post-secondary and supplementary education providers that have begun to establish a presence in the K-12 virtual school sector, including Apollo Group, Pearson plc and Kaplan, Inc.

We believe that the primary factors on which we compete are:

•	track record of academic results and customer satisfaction;

•	quality of curriculum and online delivery platform;

•	qualifications and experience of teachers;

•	comprehensiveness of school management and student support services; and

•	cost of the solution.

We are unable to provide meaningful data with respect to our market share. At a minimum, we believe that we serve the market for public education, and in any jurisdiction in which we operate, we serve far less than 1% of the public school students in the geographic area in which virtual school enrollments are drawn. Defining a more precise relevant market upon which to base a share estimate would not be meaningful due to significant limitations on the comparability of data among jurisdictions. For example, some providers to K-12 virtual schools serve only the high school segment, others serve the elementary and middle school segment, and a few serve both. Furthermore, some school districts offer their own virtual programs. Parents in search of an alternative to their local public school also have a number of substitutable choices beyond virtual schools including private schools, charter schools, home schooling, and blended public schools. In addition, our integrated learning system consists of components that face competition from many different education industry segments, such as traditional textbook publishers, test and assessment firms and private education management companies. Finally, our learning system is designed to operate domestically and internationally over the Internet, and thus the geographic addressable market is global and indeterminate in size.

Intellectual Property

Since our inception, we have invested more than $100 million to develop our proprietary curriculum and OLS. We continue to invest in our intellectual property as we develop more courses for new grades and expand into adjacent education markets, both in the U.S. and overseas. These intellectual property assets are critical to our success and we avail ourselves of the full protections provided under the patent, copyright, trademark and trade secrets laws. We also routinely utilize confidentiality and licensing agreements with our employees, students, the virtual public schools that we serve, direct-to-consumer customers, independent contractors and other businesses and persons with which we have commercial relationships.

On May 1, 2007, the United States Patent and Trademark Office (USPTO) granted us the patent for our “System and Method of Virtual Schooling” (Patent No. 7,210,938), which provides us with a period of exclusive use until January 26, 2024. In general terms, this patent covers the hardware and network infrastructure of our online school, including the system components for creating and administering assessment tests, the planner, lesson progress tracker and instructional sequencer. We also have four additional international and five additional U.S. patents pending, and several pending provisional U.S. patent applications.

We own the copyright in over 11,000 lessons contained in 87 courses that make up our proprietary curriculum, including our online lessons and offline learning kits, and we register this growing lesson portfolio with the U.S. Copyright Office as each new course is completed or updated. We own and use the domain names K12 (.com, .org) and K-12 (.com, .net, .org) as well as the trademark and service mark, K12. In addition, we have applied to the USPTO to register the trademark “Unleash the xPotential.”

Students who enroll in the virtual public schools we serve are granted a license to use our software in order to access our learning system. Similarly, virtual public schools are granted a license to use our learning system in order to access SAMS and our other systems. These licenses are intended to protect our ownership and the confidentiality of the embedded information and technology contained in our software and systems. We also own the trademarks and service marks that we use as part of the student recruitment and branding services we provide to virtual public schools. Those marks are licensed to the schools for use during the term of the products and services agreements.

Our employees, contractors and other parties with access to our confidential information sign agreements that prohibit the unauthorized use or disclosure of our proprietary rights, information and technology.

Operations

An essential component of the K12 courses are the offline learning kits that accompany our online lessons. A student enrolling in one of our courses receives multiple textbooks, art supplies, laboratory supplies (e.g. microscopes and scales) and other reference materials designed to enhance the learning experience. We package these books and materials into course-specific learning kits. Because each student’s curriculum is customized, the combination of kits for each student must also be customized. In fiscal year 2007, we assembled approximately 2.5 million items into more than 200,000 kits.

Over our six years of operation, we believe that we have gained significant experience in the fulfillment of offline materials and that this experience provides us with an advantage over many of our current and potential future competitors. We have developed strong relationships with partners allowing us to source goods at favorable price, quality and service levels. Through our fulfillment partner located in Harrisonburg, Virginia, we store our inventory, build our learning kits and ship the kits to students throughout the United States. We have invested in systems including our Order Management System (OMS), to automatically translate the curriculum selected by each enrolled student into an order to build the corresponding learning kit. In 2008, we plan to establish a second logistics and fulfillment center in the western portion of the United States to support our growth and to mitigate single-location fulfillment risk.

For many of our virtual public school customers, we attempt to reclaim any materials that are not consumed during the course of the school year. These items, once returned to our fulfillment center, are refurbished and included in future learning kits. This reclamation process allows us to maintain lower materials costs.

In order to ensure that students in virtual public schools have access to our OLS, we often provide students with a computer and all necessary support. We source computers and ship them to students when they enroll and reclaim the computers at the end of a school year or upon termination of their enrollment or withdrawal from the virtual public school in which they are enrolled. As of June 30, 2007, we had approximately 20,370 personal computers deployed for use by students.

Our fulfillment activities are highly seasonal, and are centered around the start of school in August or September. Accordingly, approximately 70% of our annual materials receiving occurs between March and May, approximately 75% of our annual offline learning kit assembly is accomplished between May and July, and approximately 75% of customer item fulfillment and shipping occurs between July and October.

Properties

The Company’s headquarters are located in approximately 70,000 square feet of office space in Herndon, Virginia under a lease that expires in April 2013 and a sublease that expires in September 2009.

Employees

As of September 30, 2007, we had 636 employees. In addition, there are more than 650 teachers who are employed by virtual schools we serve, but who we manage under turnkey solution contracts with those schools. No K12 employees are union employees; however, certain virtual public schools we serve employ unionized teachers. We believe that our employee relations are good.

We have an agreement with a professional employer organization (PEO), to manage all payroll processing, workers’ compensation, health insurance, and other employment-related benefits for our employees. The PEO is a co-employer of our employees along with us. Although the PEO processes our payroll and pays our workers’ compensation, health insurance and other employment-related benefits, we are ultimately responsible for such payments and are responsible for complying with state and federal employment regulations. We pay the PEO a fee based on the number of employees we have.

Legal Proceedings

In the ordinary conduct of our business, we are subject to lawsuits and other legal proceedings from time to time. There are currently two significant pending lawsuits in which we are involved; Johnson v. Burmaster and

Illinois v. Chicago Virtual Charter School that, in each case, have been brought by teachers’ unions seeking the closure of the virtual public schools we serve in Wisconsin and Illinois, respectively.

As described more fully below, we intend to appeal a recent ruling against us by the Court of Appeals in Johnson v. Burmaster, and we recently won a preliminary motion in Illinois v. Chicago Virtual Charter School. Nevertheless, it is not possible to predict the final outcome of these matters with any degree of certainty. Even so, we do not believe at this time that a loss in either case would have a material adverse impact on our future results of operations, financial position or cash flows. Depending on the legal theory advanced by the plaintiffs, however, there is a risk that a loss in these cases could have a negative precedential effect if like claims were to be advanced and succeed under similar laws in other states where we operate. The cumulative effect under those circumstances could be material.

Johnson v. Burmaster

In 2003, the Northern Ozaukee School District (NOSD) in the State of Wisconsin established a virtual public school, the Wisconsin Virtual Academy (WIVA), and entered into a service agreement with us for online curriculum and school management services. On January 6, 2004, Stan Johnson, et al., and the Wisconsin Education Association Council (WEAC) filed suit in the Circuit Court of Ozaukee County against the Superintendent of the Department of Public Instruction (DPI), Elizabeth Burmaster, the NOSD and K12 Inc. The plaintiffs alleged that the NOSD violated the state charter school, open enrollment and teacher-licensure statutes when it authorized WIVA.

On March 16, 2006, the Circuit Court issued a decision and order finding that nothing in these three statutes prohibits virtual schools like WIVA. Specifically, the Court concluded that: (i) WIVA was located in NOSD because its offices, where WIVA’s administration operates the school and establishes policies, are in the district and thus comply with the charter school law; (ii) that lessons and instruction delivered over the Internet to non-resident students constitute attendance because the open-enrollment law does not mandate a student’s physical presence; and (iii) that WIVA’s certified teachers satisfy the requirement for licensed teachers in public schools, whereas the parents’ role does not constitute teaching as defined in the Wisconsin Administrative Code. The Court thus granted the defendants’ motion for summary judgment (Case No. 04-CV-12).

On June 5, 2006, WEAC and DPI filed an appeal in the Wisconsin Court of Appeals, District II (No. 2006-AP/01380). On December 5, 2007, the Court of Appeals reversed the Circuit Court decision and held that WIVA is not in compliance with these statutes; granted summary judgment to WEAC and DPI; and ordered the Circuit Court to enter a declaratory ruling that NOSD and K12 are in violation of the applicable statutes and to enjoin the DPI from making pupil transfer payments based on students enrolled in WIVA. Specifically, the court found that (i) at least part of WIVA was not within the physical boundaries of its chartering school district because a majority of the students and teachers are not located there, and that such a separation violates the charter school law, (ii) WIVA’s non-resident pupils attend school outside the district (based on its prior conclusion that WIVA is partially located outside the district), and therefore that WIVA does not qualify for open-enrollment funding, and (iii) although WIVA utilizes certified teachers, the activities of WIVA parents (including working one-on-one with a pupil, presenting the lesson, answering questions and assessing progress) also fall within the applicable definition of “teaching” under the Wisconsin Administrative Code, and therefore that WIVA violated Wisconsin’s teacher licensure requirements.

Under Wisconsin law, the order of the Court of Appeals will be automatically stayed for 30 days to provide us an opportunity to appeal the decision to the Wisconsin Supreme Court. We intend to appeal the decision to the Wisconsin Supreme Court, which in its discretion may decide whether or not to hear our appeal. Upon the filing of our petition with the Wisconsin Supreme Court, the order of the Court of Appeals will remain without effect until the Wisconsin Supreme Court either determines not to hear our appeal or issues a ruling in the case.

While our appeal remains pending before the Wisconsin Supreme Court, WIVA will continue to operate and we will continue to provide our curriculum and school management services to WIVA. We estimate that revenue from WIVA for fiscal year 2008 will be approximately $5.0 million, of which $1.6 million was recognized in the fiscal quarter ended September 30, 2007. We believe we will be entitled to full payment from WIVA for the curriculum and school management services we provide in fiscal 2008. However, if we determine that it is probable that DPI will cease making open enrollment payments to WIVA for students enrolled in WIVA, we will be required to establish a reserve in fiscal year 2008 of up to $5.0 million, though we would still seek to collect payment in full for curriculum and services provided to WIVA in fiscal 2008. If we ultimately do not prevail in this case, we will not be able to continue to manage WIVA or any other statewide virtual public school in Wisconsin unless the state legislature adopts legislation to allow us to do so. In fiscal year 2007 and the fiscal quarter ended September 30, 2007, average enrollments in WIVA were 677 and 840, respectively, and we derived 3.0% and 2.7%, respectively, of our revenues from WIVA.

Illinois v. Chicago Virtual Charter School

On October 4, 2006, the Chicago Teachers Union (CTU) filed a citizen taxpayers lawsuit in the Circuit Court of Cook County challenging the decision of the Illinois State Board of Education to certify the Chicago Virtual Charter School (CVCS) and to enjoin the disbursement of state funds to the Chicago Board of Education under its contract with the CVCS. Specifically, the CTU alleges that the Illinois charter school law prohibits any “home-based” charter schools and that CVCS does not provide sufficient “direct instruction” by certified teachers of at least five clock hours per day to qualify for funding. K12 Inc. and K12 Illinois LLC were also named as defendants. On May 16, 2007, the Court dismissed K12 Inc. and K12 Illinois LLC from the case and on June 15, 2007, the plaintiffs filed a second amended complaint which the court dismissed on October 30, 2007 with leave to re-plead. We continue to participate in the defense of CVCS under an indemnity obligation in our service agreement with that school, which requires us to indemnify CVCS against certain liabilities arising out of the performance of the service agreement, and certain other claims and liabilities, including liabilities arising out of challenges to the validity of the virtual school charter. In fiscal year 2007 and the fiscal quarter ended September 30, 2007, average enrollments in CVCS were 225 and 407, respectively, and we derived 1.1% and 1.3%, respectively of our revenues from CVCS.

REGULATION

We and the virtual public schools that purchase our curriculum and management services are subject to regulation by each of the states in which we operate, including Colorado, Arizona, Idaho, Florida, Wisconsin, Arkansas, Texas, Illinois, Minnesota, Kansas, Utah, Nevada, California, Georgia, Ohio, Pennsylvania, Washington and the District of Columbia. The state laws and regulations that directly impact our business are those that authorize or restrict our ability to operate virtual public schools, and those that restrict virtual public school growth and funding. In addition, there are state laws and regulations that are applicable to virtual public schools that indirectly affect our business insofar as they affect these virtual public schools’ ability to operate and receive funding. Finally, to the extent a virtual school obtains federal funds, such as through a grant program or financial support dedicated for the education of low-income families, these schools then become subject to additional federal regulation. These federal regulations have not had a material impact on our business.

State Laws Authorizing or Restricting Virtual Public Schools.  The authority to operate a virtual public school is dependent on the laws and regulations of each state. Laws and regulations vary significantly from one state to the next and are constantly evolving. In states that have implemented specific legislation to support virtual public schools, the schools are able to operate under these statutes. Other states provide for virtual public schools under existing charter school legislation or provide that school districts and/or state education agencies may authorize them. Some states do not currently have legislation that provides for virtual public schools or have requirements that effectively prohibit virtual public schools and, as a result, may require new legislation before virtual public schools can open in the state. According to a September 2006 review of state online learning policies by the North American Council for Online Learning (“NACOL”), there are 38 states that have either adopted legislation or formal rules or have created programs for the purpose of providing statewide online learning opportunities. We currently serve virtual schools or school district-led programs in 22 of these 38 states. NACOL also identified 12 states that do not currently have either a state-led program or significant state-level policies for online education; however, the absence of such conditions has not precluded us from applying to serve, and in certain cases serving, schools in some of those states.

Obtaining new legislation in these remaining states can be a protracted and uncertain process despite their limited number. When determining whether to pursue expansion into new states in which the laws are ambiguous, we research the relevant legislation and political climate and then make an assessment of the perceived likelihood of success before deciding to commit resources. Specifically, we take into account numerous factors including, but not limited to, the regulations of the state educational authorities, whether the overall political environment is amenable to school choice, whether current funding levels for virtual school enrollments are adequate and accessible, and the presence of non-profit and for-profit competitors in the state.

State Laws and Regulations Applicable to Virtual Public Schools.  Virtual public schools that purchase our curriculum and management services are often governed and overseen by a non-profit or local or state education agency, such as an independent charter school board, local school district or state education authority. We generally receive funds for products and services rendered to operate virtual schools under detailed service agreements with that governing authority. Virtual public schools are typically funded by state or local governments on a per student basis. A virtual school that fails to comply with the state laws and regulations applicable to it may be required to repay these funds and could become ineligible for receipt of future state funds. Subject to the outcome of the legal proceedings described in the section entitled “Business — Legal Proceedings,” we are not aware of any material non-compliance with these state regulations by the virtual public schools we serve.

To be eligible for state funding, some states require that virtual schools be organized under not-for-profit charters exempt from taxation under Section 501(c)(3) of the Internal Revenue Code. The schools must then be operated exclusively for charitable educational purposes, and not for the benefit of private, for-profit management companies. The board or governing authority of the not-for-profit virtual school must retain ultimate accountability for the school’s operations to retain its tax-exempt status. It may not delegate its responsibility and accountability for the school’s operations. Our service agreements with these virtual schools are therefore structured to ensure the full independence of the not-for-profit board and preserve its ability to exercise its fiduciary obligations to operate a virtual public school.

Laws and regulations affect many aspects of operating a virtual public school. They can dictate the content and sequence of the curriculum, the requirements to earn a diploma, use of approved textbooks, the length of the school year and the school day, the assessment of student performance, and any accountability requirements. In addition, a virtual public school may be obligated to comply with state requirements to offer programs for specific populations, such as students at risk of dropping out of school, gifted and talented students, non-English speaking students, pre-kindergarten students, and students with disabilities. Tutoring services and the use of technology may also be regulated. Other state laws and regulations may affect the school’s compulsory attendance requirements, treatment of absences and make-up work, and access by parents to student records and teaching and testing materials. Additionally, states have various requirements concerning the reporting of extensive student data that may apply to the school. A virtual public school may have to comply with state requirements that school campuses report various types of data as performance indicators of the success of the program.

States have laws and regulations concerning certification, training, experience and continued professional development of teachers and staff with which a virtual public school may be required to comply. There are also numerous laws pertaining to employee salaries and benefits, statewide teacher retirement systems, workers’ compensation, unemployment benefits, and matters related to employment agreements and procedures for termination of school employees. A virtual public school must also comply with requirements for performing criminal background checks on school staff, reporting criminal activity by school staff and reporting suspected child abuse.

As with any public school, virtual public schools must comply with state laws and regulations applicable to governmental entities, such as open meetings laws, which may require the board of trustees of a virtual public school to hold its meetings open to the public unless an exception in the law allows an executive session. Failure to comply with these requirements may lead to personal civil and/or criminal penalties for board members or officers. Virtual public schools must also comply with public information or open records laws, which require them to make school records available for public inspection, review and copying unless a specific exemption in the law applies. Additionally laws pertaining to records privacy and retention and to standards for maintenance of records apply to virtual public schools.

Other types of regulation applicable to virtual public schools include restrictions on the use of public funds, the types of investments made with public funds, the collection of and use of student fees, and controlling accounting and financial management practices.

There remains uncertainty about the extent to which we may be required to comply with state laws and regulations applicable to traditional public schools because the concept of virtual public schools is relatively new. Although we receive state funds indirectly, according to the terms of each service agreement with the local public school entity, our receipt of state funds subjects us to extensive state regulation and scrutiny. Several states have commenced audits, some of which are still pending, to verify enrollment, attendance, fiscal accountability, special education services, and other regulatory issues. While we may believe that a virtual public school we serve is compliant with state law, an agency’s different interpretation of law in a particular state could result in non-compliance, potentially affecting funding.

Regulations Restricting Virtual Public School Growth and Funding.  As a new public schooling alternative, some state and regulatory authorities have elected to proceed cautiously with virtual public schools while providing opportunities for taxpayer families seeking this alternative. Regulations that control the growth of virtual public schools range from prescribing the number of schools in a state to limiting the percentage of time students may receive instruction online. Funding regulations can also have this effect.

Regulations that hinder our ability to serve certain jurisdictions include: restrictions on student eligibility, such as mandating attendance at a traditional public school prior to enrolling in a virtual public school or course completion (Arizona and Colorado); caps on the total number of students in a virtual school (Arkansas, Idaho, Wisconsin, Texas, Illinois, Florida and the District of Columbia); restrictions on grade levels served (Nevada and Arkansas); geographic limitations on enrollments (California); fixing the percentage of per pupil funding that must be paid to teachers; state-specific curriculum requirements; and limits on the number of charters that can be granted in a state.

Funding regulations for virtual schools can take a variety of forms. These regulations include: (i) attendance — some state daily attendance rules were designed for traditional classroom procedures and applying them to track daily attendance and truancy in an online setting can cause disputes to arise over interpretation and funding; (ii) enrollment eligibility— some states place restrictions on the students seeking to enroll in virtual schools, resulting in lower aggregate funding levels; and (iii) teacher contact time — some states have regulations that specify minimum levels of teacher-student face-to-face time, which can create logistical challenges for statewide virtual schools, reduce funding and eliminate some of the economic, academic and technological advantages of virtual learning.

Federal and State Grants.  We have worked with certain entities to secure public and grant funding that flows to virtual public schools that we serve. These grants are awarded to the not-for-profit entity that holds the charter of the virtual public school on a competitive basis in some instances and on an entitlement basis in other instances. Grants awarded to public schools and programs — whether by a federal or state agency or nongovernmental organization — often include reporting requirements, procedures, and obligations.

Federal Laws and Regulations Applicable to Education Programs.  Some of the virtual public schools we serve may receive federal funds under Title I (funding for education of children from low-income families), Title II (funding for the professional development of teachers), Title III (funding for technology programs), Title VII (funding for bilingual education programs) and Title X (start-up funding for charter schools) of the Elementary and Secondary Education Act. The schools must comply with applicable federal laws and regulations to remain eligible for receipt of federal funds. The schools we manage could lose all or part of these funds if they fail to comply with the applicable statutes or regulations, if the federal authorities reduce the funding for the programs or if the schools are determined to be ineligible to receive funds under such programs. Under the terms of our service agreements, we assist virtual public schools in fulfilling these reporting requirements.

Four primary federal laws are directly applicable to the day-to-day provision of educational services we provide to virtual public schools:

•	No Child Left Behind (NCLB) Act. Through the funding of the Title I programs for disadvantaged students under NCLB, the federal government requires public schools to develop a state accountability system based on academic standards and assessments developed by the state, which are applicable to all public school students. Each state must determine a proficiency level of academic achievement based on the state assessments, and must determine what constitutes adequate yearly progress (AYP) toward that goal. NCLB has a timeline to ensure that no later than the 2013-14 school year, all students, including those in all identified subgroups (such as economically disadvantaged, limited English proficient and minority students,), will meet or exceed the state proficient level of academic achievement on state assessments. The progress of each school is reviewed annually to determine whether the school is making adequate yearly progress. If a Title I school does not make adequate yearly progress as defined in the state’s plan, the local education agency (LEA) is required to identify the school as needing school improvement, and to provide all students enrolled in the school with the option to transfer to another public school served by the LEA, which may include a virtual public school. The LEA must develop a school improvement plan for each school identified as needing improvement in consultation with parents, staff and outside experts and this plan must be implemented not later than the beginning of the next full school year. If the school does not make adequate yearly progress in subsequent years, the school transfer option remains open to students and other corrective action must be taken ranging from providing supplemental education services to the students who remain in the school to taking corrective action including, but not limited to, replacing school staff, implementing a new curriculum, appointing outside experts to advise the school, extending the school year or the school day, reopening the school as a public charter school with a private management company or turning over the operation of the school to the state educational agency.

Another provision of NCLB requires public school programs to ensure that all teachers are highly qualified. A highly qualified teacher means one who has: (1) obtained full state certification or licensure as a teacher and who has not had certification or licensure requirements waived on an emergency, temporary or provisional basis; (2) obtained a bachelor’s degree; and (3) demonstrated competence in the academic subject the teacher teaches. All teacher aides working in a school supported with Title I funds must be highly qualified which means the person must have a high school diploma or its equivalent and one of the following: completed at least two years of study in an institution of higher education, obtained an associate’s or higher degree, or met a rigorous standard of quality demonstrated through a formal state or local assessment. Virtual public schools using our products and services may be required to meet these requirements for any persons who perform instructional services.

Virtual schools that receive Title I funding and use our products and services may be required to provide parents of Title I students with a variety of notices regarding the teachers and teachers aides that teach their children. In addition, if these schools serve limited English proficient (LEP) children, they may be required to provide a variety of notices to the parents regarding the identification of the student as LEP and certain information about the instruction to be provided to the student, as well as the right to remove or refuse to enroll the student in the LEP program. Finally, these schools may also be required annually to develop, with input from parents of Title I students, and implement a written policy on parental involvement in the education of their children, to hold annual meetings with these parents and to provide these parents with assistance in various areas to help the parents to work with their children to improve student achievement.

Under NCLB, even schools that do not receive Title I funding must provide certain notices to parents. For example, schools may be required to provide a school report card and identify whether any school has been identified as needing improvement and for how long. Parents also must be provided data that will be used to determine adequate yearly progress. Virtual public schools may be contacted by military recruiters who have the right to access the names, addresses and telephone numbers of secondary school students for military recruiting purposes. Additionally, virtual public schools may be required to notify parents that they have the option to request that this information not be released to military recruiters or to institutions of higher education.

•	Individuals with Disabilities Education Act (IDEA). The IDEA is implemented through regulations governing every aspect of the special education of a child with one or more of the specific disabilities listed in the act. The IDEA created a responsibility on the part of a school to identify students who may qualify under the IDEA and to perform periodic assessments to determine the students’ needs for services. A student who qualifies for services under the IDEA must have in place an individual education plan, which must be updated at least annually, created by a team consisting of school personnel, the student, and the parent. This plan must be implemented in a setting where the child with a disability is educated with non-disabled peers to the maximum extent appropriate. The act provides the student and parents with numerous procedural rights relating to the student’s program and education, including the right to seek mediation of disputes and make complaints to the state education agency. The schools we manage are responsible for ensuring the requirements of this act are met. The virtual schools could be required to comply with requirements in the act concerning teacher certification and training. We or the virtual public school could be required to provide additional staff, related services and supplemental aids and services at our own cost to comply with the requirement to provide a free appropriate public education to each child covered under the IDEA. If we fail to meet this requirement, we or the virtual public school could lose federal funding and could be liable for compensatory educational services, reimbursement to the parent for educational service the parent provided, and payment of the parent’s attorney’s fees.

•	Section 504 of the Rehabilitation Act of 1973. A virtual public school receiving federal funds is subject to Section 504 of the Rehabilitation Act of 1973 (Section 504) insofar as the regulations implementing the act govern the education of students with disabilities as well as personnel and parents. Section 504 prohibits discrimination against a person on the basis of disability in any program receiving federal financial assistance if the person is otherwise qualified to participate in or receive benefit from the program. Students with disabilities not specifically listed in the IDEA may be entitled to specialized instruction or related services pursuant to Section 504 if their disability substantially limits a major life activity. There are many similarities between the regulatory requirements of Section 504 and the IDEA; however this is a separate law which may require a virtual public school to provide a qualified student with a plan to accommodate his or her disability in the educational setting. If a school fails to comply with the requirements and the procedural safeguards of Section 504, it may lose federal funds even though these funds flow indirectly to the school through a local board. In the case of bad faith or intentional wrongdoing, some courts have awarded monetary damages to prevailing parties in Section 504 lawsuits.

•	Family Educational Rights and Privacy Act. Virtual public schools are subject to the Family Educational Rights and Privacy Act which protects the privacy of a student’s educational records and generally prohibits a school from disclosing a student’s records to a third-party without the parent’s prior consent. The law also gives parents certain procedural rights with respect to their minor children’s education records. A school’s failure to comply with this law may result in termination of its eligibility to receive federal education funds.

If we fail to comply with other federal laws, including federal civil rights laws not specific to education programs, we could be determined ineligible to receive funds from federal programs or face criminal or civil penalties.

MANAGEMENT

Directors, Executive Officers and Other Key Employees

The following table sets forth information concerning our directors, executive officers and other key members of our management team as of October 31, 2007:

Name	Age	Position

Executive Officers
Ronald J. Packard	44	Chief Executive Officer, Founder and Director
John F. Baule	43	Chief Operating Officer and Chief Financial Officer
Bruce J. Davis	44	Executive Vice President, Worldwide Business Development
Nancy H. Hauge	53	Senior Vice President, Human Resources
George B. Hughes, Jr.	49	Executive Vice President, School Services
Howard D. Polsky	56	Senior Vice President, General Counsel and Secretary
Bror V. H. Saxberg	48	Chief Learning Officer
Celia M. Stokes	43	Chief Marketing Officer
Key Employees
Mary C. Desrosiers	43	Senior Vice President, Strategic Relationships
Bryan W. Flood	41	Senior Vice President, Public Affairs
Keith T. Haas	43	Vice President, Financial Planning and Analysis & Investor Relations
John P. Olsen	40	Senior Vice President, High School Programs and Classroom Solutions
Peter G. Stewart	39	Senior Vice President, School Development
Maria A. Szalay	41	Senior Vice President, Product Development
E. Ray Williams	45	Senior Vice President, Systems and Technology
Nonemployee Directors
Andrew H. Tisch	57	Chairman
Liza A. Boyd	32	Director
Guillermo Bron	55	Director
Steven B. Fink	55	Director
Dr. Mary H. Futrell	67	Director
Thomas J. Wilford	64	Director

Executive Officers

Ronald J. Packard, Chief Executive Officer, Founder and Director

Ronald J. Packard started K12 in 2000 and has served as Chief Executive Officer since May 2007 after having served as Chairman of the Board of Directors. Previously, Mr. Packard served as Vice President of Knowledge Universe from 1997 to 2000, and he served as Chief Executive Officer of Knowledge Schools, a provider of early childhood education and after school companies, from 1998 to 2002. Mr. Packard has also held positions at McKinsey & Company from 1989 to 1993 and Goldman Sachs in mergers and acquisitions from 1986 to 1988. Additionally, Mr. Packard has served on the Advisory Board of the Department of Defense Schools since 2002, and from 2004 to 2006 served as a director of Academy 123. Mr. Packard holds B.A. degrees in Economics and Mechanical Engineering from the University of California at Berkeley, an M.B.A. from the University of Chicago, and he was a Chartered Financial Analyst.

John F. Baule, Chief Operating Officer and Chief Financial Officer

John F. Baule joined us in March 2005, and serves as Chief Operating Officer and Chief Financial Officer. Previously, Mr. Baule spent five years at Headstrong, a global consultancy services firm, first serving as Senior Vice President of Finance from 1999 until 2001 and later as Chief Financial Officer from 2001 to 2004. Prior to Headstrong, Mr. Baule worked for Bristol-Myers Squibb (BMS) from 1990 to 1999, initially joining their corporate internal audit division. He then spent six years with BMS based in the Asia Pacific region, first as the Director of Finance for BMS Philippines, and then as the Regional Finance Director for BMS Asia-Pacific. He later served as Director of International Finance for the BMS Nutritional Division. Mr. Baule began his career working in the audit services practice at KPMG from 1986 to 1990. Mr. Baule holds a B.B.A. in Accounting from the College of William and Mary and he is a Certified Public Accountant.

Bruce J. Davis, Executive Vice President, Worldwide Business Development

Bruce J. Davis joined us January 2007, and serves as Executive Vice President, Worldwide Business Development. From 2002 until joining us, Mr. Davis ran his own strategy consultancy where his clients included Laureate Education, Discovery Communications, Pearson Publishing, Sylvan Learning Systems, Educate Inc., AICPA, and USAID. Mr. Davis previously held the position of Chief Executive Officer at Medasorb Technologies, a biotechnology company, from 2001 to 2002 and at Mindsurf Networks, a wireless educational system provider, from 1999 to 2000. He also served as Chief Operating Officer of Prometric, a computer test administration company, from 1994 to 1999. Prior to Prometric, he was a senior consultant with Deloitte and Touche from 1985 to 1991 in the Information Systems Strategy group where he managed their IT practice in Egypt. Mr. Davis holds a B.S. in Computer Science from Loyola College and an M.B.A. from Columbia University.

Nancy H. Hauge, Senior Vice President, Human Resources

Nancy H. Hauge joined us in February 2006, and serves as Senior Vice President, Human Resources. From 2004 to 2006, Ms. Hauge served as Chief Customer Advocate and Senior Vice President of Human Resources for Ruckus Network, a digital media company. Prior to Ruckus, she founded and operated 54th Street Partners, an international management consulting company, from 1999 to 2004. Ms. Hauge has also held the position of Vice President of Human Resources at Ridge Technologies, Crag Technologies, Noah’s New York Bagels, and Gymboree Corporation. Previously, Ms. Hauge held multiple senior management positions in human resources, strategic planning and quality at Sun Microsystems from 1984 to 1994.

George B. (“Chip”) Hughes, Jr., Executive Vice President, School Services

George B. (“Chip”) Hughes, Jr. joined us in July 2007, and serves as Executive Vice President, School Services. From 1997 until joining us, Mr.  Hughes was a co-founder and Managing Director of Blue Capital Management, L.L.C., a middle-market private equity firm. Mr. Hughes previously served as a Partner of McKinsey & Company, Inc., a global management consulting firm, in McKinsey’s Los Angeles and New Jersey offices, where he was a member of the firm’s Strategy and Health Care practices. Mr. Hughes serves on the National Board of Recording for the Blind & Dyslexic, and on the Board of Councilors of the College of Letters, Arts & Sciences at the University of Southern California. Previously he was a member of the Board of Trustees at Big Brothers of Greater Los Angeles and of Big Brothers Big Sisters of Morris, Bergen, and Passaic Counties (New Jersey). Mr. Hughes holds a B.A. in Economics from the University of Southern California and an M.B.A. from Harvard University.

Howard D. Polsky, Senior Vice President, General Counsel and Secretary

Howard D. Polsky joined us in June 2004, and serves as Senior Vice President, General Counsel and Secretary. Mr. Polsky previously held the position of Vice President and General Counsel of Lockheed Martin Global Telecommunications from 2000 to 2002. Prior to Lockheed Martin, Mr. Polsky worked at COMSAT Corporation from 1992 to 2000, initially serving as Vice President and General Counsel of COMSAT’s largest operating division, and subsequently serving on the executive management team as Vice President of Federal Policy and Regulation. From 1983 to 1992, Mr. Polsky was a partner at Wiley, Rein & Fielding after having worked at

Kirkland & Ellis. Mr. Polsky began his legal career at the Federal Communications Commission. Mr. Polsky received a B.A. in Government from Lehigh University, and a J.D. from Indiana University.

Bror V. H. Saxberg, Chief Learning Officer

Bror V.H. Saxberg joined us in February 2000, and serves as Chief Learning Officer. From 1998 to 2000, Dr. Saxberg served as Vice President of Operations at Knowledge Testing Enterprises, a developer of web-based assessments for IT skills owned by Knowledge Universe; he was a Vice President at Knowledge Universe from 1997 through 2000 as well. Prior to Knowledge Universe, Dr. Saxberg held the position of Publisher and General Manager at DK Multimedia, the North American subsidiary of educational and reference publisher Dorling Kindersley, from 1995 to 1997. Previously, Dr. Saxberg also worked as a consultant at McKinsey & Company from 1990 to 1995. Dr. Saxberg holds B.S. degrees in Electrical Engineering and Mathematics from the University of Washington, an M.A. in Mathematics from Oxford University, an M.A. and Ph.D. in Electrical Engineering and Computer Science from Massachusetts Institute of Technology, and an M.D. from Harvard University.

Celia M. Stokes, Chief Marketing Officer

Celia M. Stokes joined us in March 2006, and serves as Chief Marketing Officer. Before joining K12, Ms. Stokes served as Vice President of Marketing at Independence Air from 2003 to 2006. Previously, Ms. Stokes ran her own marketing firm providing consulting services to organizations such as Fox TV, PBS, the National Gallery of Art, JWalter Thompson, and ADP. From 1993 to 1998, Ms. Stokes served in successive roles leading to Vice President of Marketing at Bell Atlantic and at a joint venture of Bell Atlantic and two other Regional Bell Operating Companies. From 1990 to 1993, Ms. Stokes was Manager of Marketing at Software AG, and from 1988 to 1990, was Client Group Manager at Targeted Communications, an Ogilvy & Mather Direct company. Ms. Stokes holds a B.A. in Economics from the University of Virginia.

Key Employees

Mary C. Desrosiers, Senior Vice President, Strategic Relationships

Mary C. Desrosiers joined us in May 2000, and currently serves as Senior Vice President, Strategic Relationships. From May 2000 to March 2007 she headed our Product Development department. She also managed our Systems group from May 2000 to October 2003 and our Operations group from May 2000 to March 2004. From May 1999 until joining us, Ms. Desrosier was managing director at Origin Technology, a national e-business practice. At Origin Technology, Ms. Desrosiers designed and produced applications for the educational, training, and commercial markets. Previously, she was a senior director for Philips Electronics NV, where she established Fountain Works, an internal Internet technology organization, and helped develop and implement global e-business strategies. Ms. Desrosiers also established and managed Studio Interactive, a division of Philips Media, which produced award-winning educational software. Ms. Desrosiers started her career at Booz, Allen. Ms. Desrosier holds a B.S. from St. Mary’s College and an M.B.A. from Marymount University.

Bryan W. Flood, Senior Vice President, Public Affairs

Bryan W. Flood joined us in June 2002, and serves as Senior Vice President, Public Affairs. From 1996 to 2001, Mr. Flood served as Vice President of the MPGH Agency, a public affairs consulting firm. Mr. Flood previously served as National Spokesman for the Lamar Alexander for President campaign from 1995 to 1996. Prior to that, Mr. Flood served as spokesman for the reelection campaign for Gov. John Engler (MI) in 1994. Additionally, Mr. Flood held the positions of Director of Communications for the Michigan Republicans State Committee from 1991 to 1993 and as Spokesman for Rinfret for Governor (NY). Mr. Flood started his career as a Legislative Aide for the Town of Brookhaven, New York. Mr. Flood holds a B.A. in Public Policy from New College of Florida.

Keith T. Haas, Vice President, Financial Planning and Analysis & Investor Relations

Keith T. Haas joined us in July 2003, and serves as Vice President, Financial Planning and Analysis & Investor Relations. From 1999 to July 2003, Mr. Haas served in finance and consulting roles for several start-up technology companies. Prior to that, Mr. Haas held the position of Principal at SCA Consulting from 1998 to 1999. Prior to that,

Mr. Haas worked for KPMG first as Manager and later, as Senior Manager from 1996 to 1998. Prior to KPMG, Mr. Haas was a management consultant with Stern Steward & Co. Mr. Haas holds a B.S. in Electrical Engineering from University of Virginia, an M.B.A. from University of North Carolina at Chapel Hill and is a Certified Public Accountant.

John P. Olsen, Senior Vice President, High School Programs and Classroom Solutions

John Olsen joined us in March 2004 and currently serves as Senior Vice President, High School Programs and Classroom Solutions. From March 2004 to October 2006 Mr. Olsen served as Senior Vice President, Operations and from October 2004 to March 2006 was also head of our Marketing department. Prior to joining us, he was Vice President of Performance Improvement for America Online’s Broadband, Premium, and Advanced Technology Services. Mr. Olsen previously served as a management consultant at Diamond Technology Partners where he practiced in the telecommunications, financial services and consumer products industries. From May 1989 to August 1997 Mr. Olsen served in the U.S. Navy as a Supply Officer in activities ranging from aviation logistics to major weapons systems acquisition to duty as a White House Social Aide. Mr. Olsen holds a B.S. from the United States Naval Academy and an MBA from the University of Michigan.

Peter G. Stewart, Senior Vice President, School Development

Peter G. Stewart joined us in September 2000, and serves as Senior Vice President, School Development. From 1990 to 2000, Mr. Stewart worked at urban, rural, and international schools in various roles including teacher, school principal, head of school and curriculum director. Mr. Stewart holds a B.A. in English from Williams College and a M.A. from Columbia University Teachers College.

Maria A. Szalay, Senior Vice President, Product Development

Maria A. Szalay joined us in March 2001, and serves as Vice President, Product Development. From 1999 to 2001, Ms. Szalay served as Practice Director at Operon Partners, an e-business consulting firm. Prior to that, Ms. Szalay worked at Telecom New Zealand from 1994 to 1999 and served as a management consultant at KPMG from 1990 to 1994. Previously, Ms. Szalay served as a Client Portfolio Analyst at Shearson Lehman from 1988 to 1990. Ms. Szalay holds a B.S. in Finance and a B.A. in German Literature from Virginia Polytechnic Institute & State University and an M.B.A. from American University.

E. Ray Williams, Senior Vice President, Systems and Technology

Elton R. Williams joined us in August 2006, and serves as Senior Vice President, Systems and Technology. From 2005 to 2006, Mr. Williams served as Senior Vice President of Product Development and Operations for Ruckus Network, a digital media company. From 1993 to 2004, Mr. Williams held multiple technology positions at America Online leading up to Senior Technical Director. Mr. Williams previously served as a software developer at Software A.G., a software infrastructure solutions company from 1988 to 1993. Mr. Williams holds a B.S. in Computer Science from Rochester Institute of Technology.

Nonemployee Directors

Andrew H. Tisch, Chairman

Andrew H. Tisch joined us as director in August 2001, and has served as Chairman of the Board of Directors since May 2007. Since 1985, Mr. Tisch has been a director of Loews Corporation, and is Co-Chairman of its Board, Chairman of its Executive Committee and, since 1999, has been a member of its Office of the President. In addition, Mr. Tisch has served as past Chairman of the board of directors of Bulova Corporation and a director since 1979. Mr. Tisch has also served as director on the board of directors of CNA Financial Corporation since 2006, at Texas Gas Transmission, LLC and Boardwalk Pipelines, LLC since 2005 and Lord & Taylor, Inc. since 2006. Mr. Tisch holds a B.S. in Hotel Administration from Cornell University and an M.B.A. from Harvard University.

Liza A. Boyd, Director

Liza A. Boyd joined us as director in April 2006. Ms. Boyd has been employed with Constellation Ventures, a venture capital fund affiliated with The Bear Stearns Companies, Inc. investing in early to mid-stage companies, since 2000, and has been a Managing Director since 2006. At Constellation Ventures, Ms. Boyd focuses on investments in software and services and online media technologies. Ms. Boyd has served as a director on the board of directors of Widevine Technologies since 2004, Fathom Online since August 2005, Siperian since 2006, Avolent since 2006 and Orchestria since 2006. Ms Boyd holds a B.A. in Mathematical Economics from Colgate University.

Guillermo Bron, Director

Guillermo Bron joined us as a director in July 2007. Mr. Bron has served as Chairman of the Board and a director of United Pan Am Financial Corp. (UPFC) since April 1994, and as a director of Pan American Bank, FSB (Pan American), a federally chartered savings association and former wholly owned subsidiary of UPFC, from 1994 until its dissolution in February 2005. Mr. Bron is a Managing Director of Acon Funds Management LLC, a private equity firm, and the Managing Member of PAFGP, LLC, the sole general partner of Pan American Financial, L.P. From 2000 to 2002, Mr. Bron was a director of Telemundo Group, Inc. Mr. Bron founded UPFC and organized a Hispanic investor group that acquired certain assets and assumed certain liabilities of Pan American’s predecessor from the Resolution Trust Corporation in April 1994. From 1994 to 2003, Mr. Bron was an officer, director and principal stockholder of a general partner of Bastion Capital Fund, L.P., a private equity investment fund primarily focused on the Hispanic Market. Previously, Mr. Bron was a Managing Director of Corporate Finance and Mergers and Acquisitions at Drexel Burnham Lambert. Mr. Bron holds a B.S. in Electrical Engineering and Management from Massachusetts Institute of Technology and an M.B.A. from Harvard University.

Steven B. Fink, Director

Steven B. Fink joined us as director in October 2003. Since 2000, Mr. Fink has been the Chief Executive Officer of Lawrence Investments, LLC, a technology and biotechnology private equity investment firm, and since 1996, Mr. Fink has served as a Vice Chairman of Knowledge Universe (now Mounte LLC), a private company focused on building leading companies in areas relating to education, technology and career management. Since 1995, Mr. Fink has also served as Chairman and Vice Chairman of Heron International, a European real estate development company. Mr. Fink has served as non-executive Chairman of Spring Group PLC, an information technology services company in the United Kingdom affiliated with Knowledge Universe, from 1997 to 2000 and again from 2002 to the present, and has served as a director of Leapfrog, Inc. since 1999 and as Chairman of the board since 2004. Mr. Fink has also served as a director of Nextera Enterprises, Inc. since 1997. Mr. Fink holds a B.S. in Psychology from the University of California, Los Angeles and a J.D. and an L.L.M. from New York University.

Dr. Mary H. Futrell, Director

Dr. Mary H. Futrell joined us as a director in August 2007. Dr. Futrell is currently the director of the George Washington Institute for Curriculum Standards and Technology and the founding president of the World Confederation of the Teaching Profession. Previously, she served as president of the Virginia Education Association, Education International, and ERAmerica. After teaching and holding various administrative positions in different secondary schools, Dr. Futrell joined the faculty at the George Washington University, while earning her Ph.D. and in 1995 was promoted to dean of the Graduate School of Education and Human Development. Dr. Futrell is best known for serving six years as president of the National Education Association from 1983 to 1989. Dr. Futrell has also served on the boards of the Kettering Foundation and the Carnegie Foundation for the Advancement of Teaching Leadership, and on the editorial board of Phi Delta Kappa. She has published articles in a number of scholarly journals, such as Education Record, Foreign Language Annals, and Education Administration Quarterly. Dr. Futrell holds a B.A. in Business Education from Virginia State University, a M.A. from and a Ph.D. in Education Policy Studies from George Washington University. She is also the recipient of numerous honors and awards, including more than twenty honorary degrees.

Thomas J. Wilford, Director

Thomas J. Wilford joined us as director in November 2002. Since 1993, Mr. Wilford has served as director of Alscott, Inc., privately held a real estate investment company, and since 1997 has served as President. Since 2003, Mr. Wilford has served as Chief Executive Officer of the J.A. and Kathryn Albertson Foundation, a foundation focused on education within Idaho. Mr. Wilford has served as director on the board of directors of Idacorp, Inc. since 2004, and has served on its Audit Committee since 2005. Previously, Mr. Wilford served as an Office Managing Partner of Ernst & Young LLP from 1979 to 1993. Mr. Wilford holds a B.S., and a M.S. in Business from the University of Minnesota and he is a Certified Public Accountant.

Board of Directors and Director Independence

Our board of directors is authorized to have nine members and is currently composed of six nonemployee members and our Chief Executive Officer, Ronald J. Packard. Our executive officers and key employees serve at the discretion of our board of directors.

All directors are elected for a period of one year at our annual meeting of stockholders and serve until their successors are duly elected and qualified. Additionally, our stockholders will have the ability to remove directors with cause by the affirmative vote of a majority of the common stock.

Director Independence

Our board has determined that each of our directors, with the exception of Mr. Packard, is “independent” as defined in the currently applicable listing standards of NYSE Arca. Mr. Packard is not independent because he is one of our executive officers.

Board Committees

Our board directs the management of our business and affairs as provided by Delaware law and conducts its business through meetings of the board of directors, an audit committee, a nominating and corporate governance committee and a compensation committee. Further, from time to time, other committees may be established under the direction of the board when necessary to address specific issues. The composition of the board committees will comply, when required, with the applicable rules of NYSE Arca and applicable law.

Audit Committee.  Our audit committee is responsible for, among other things, making recommendations concerning the engagement of our independent public accountants, reviewing with the independent public accountants the plans and results of the audit engagement, approving professional services provided by the independent public accountants, reviewing the independence of the independent public accountants, considering the range of audit and non-audit fees, and reviewing the adequacy of our internal accounting controls. Our audit committee comprises Steven B. Fink, Liza A. Boyd and Thomas J. Wilford. Mr. Fink is the chairman of the audit committee. Each of Mr. Fink and Mr. Wilford has been designated as an “audit committee financial expert” as such term is defined in Item 401(h) of Regulation S-K. Both Mr. Fink and Mr. Wilford are independent as such term is defined in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and under the currently applicable listing standards of NYSE Arca. Ms. Boyd is not independent within the meaning of Rule 10A-3(b)(1) under the Exchange Act.

In accordance with Rule 10A-3(b)(1) under the Exchange Act and the listing standards of NYSE Arca, we plan to modify the composition of the audit committee within 12 months after the effectiveness of our registration statement relating to this offering so that all of our audit committee members will be independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the listing standards of NYSE Arca rules.

Our board of directors has adopted a written charter for the audit committee, which will be effective immediately prior to the effectiveness of our registration statement relating to this offering.

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee provides assistance to the board of directors by identifying qualified candidates to become board members, selecting nominees for election as directors at stockholders’ meetings and to fill vacancies, developing and recommending to the board a set of applicable corporate governance guidelines and principles as well as oversight of the evaluation of the board and management. Our nominating and corporate governance committee comprises Mr. Steven B. Fink, Mr. Guillermo Bron and Mr. Andrew H. Tisch. Mr. Bron is the chairman of the nominating and corporate governance committee. Mr. Fink, Mr. Bron and Mr. Tisch are “independent” as defined in the currently applicable listing standards of NYSE Arca.

Our board of directors has adopted a written charter for the nominating and corporate governance committee, which will be effective immediately prior to the pricing of our common stock to be sold in this offering and will be available on our website upon consummation of this offering.

Compensation Committee.  The compensation committee is responsible for determining compensation for our executive officers and administering our amended and restated stock option plans and other compensation programs. The compensation committee is also charged with establishing, periodically re-evaluating and, where appropriate, adjusting and administering policies concerning compensation of management personnel, including the Chief Executive Officer and all of our other executive officers. Our compensation committee comprises Andrew H. Tisch, Dr. Mary H. Futrell and Liza A. Boyd. Mr. Tisch is the chairman of the compensation committee. Mr. Tisch, Dr. Futrell and Ms. Boyd are “independent” as defined in the currently applicable listing standards of NYSE Arca.

Our board of directors has adopted a written charter for the compensation committee, which will be effective immediately prior to the effectiveness of our registration statement relating to this offering.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee at any time has been one of our executive officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. Our entire board of directors made all compensation decisions prior to the creation of our compensation committee.

Limitation of Liability and Indemnification of Officers and Directors

As permitted by Section 102 of the Delaware General Corporation Law, upon consummation of this offering, we expect that our amended and restated certificate of incorporation and amended and restated bylaws will limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as directors. The duty of care generally requires that when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter liability under the federal securities laws and do not affect the availability of equitable remedies such as injunction or rescission. As permitted by Section 145 of the Delaware General Corporation Law, upon consummation of this offering, we expect that our amended and restated certificate of incorporation and amended and restated bylaws will authorize us to indemnify or officers, directors and other agents to the fullest extent permitted under Delaware law and provide that:

•	we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our amended and restated bylaws are not exclusive.

Contemporaneously with the completion of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors which will be in addition to and may be broader than the indemnification provided for in our charter documents. These agreements will provide that we will indemnify each of our directors to the fullest extent permitted by law and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.

We also maintain general liability insurance that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers and intend to obtain a policy of directors and officers liability insurance that will be effective upon completion of this offering which will also cover certain liabilities arising under the Securities Act of 1933, as amended. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which any of them is seeking indemnification from us, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

COMPENSATION DISCUSSION AND ANALYSIS

Objectives and Philosophy of Executive Compensation

The Compensation Committee, composed entirely of independent directors, administers our executive compensation programs. The Compensation Committee’s role as described in its charter is to discharge the board’s responsibilities relating to compensation of our executives, including the named executive officers, and to oversee and advise the board on the adoption of policies that govern our compensation and benefit programs. Our executive compensation programs are designed to:

•	Attract and retain individuals of superior ability and managerial talent;

•	Ensure senior executive compensation is aligned with our corporate strategies, business objectives and the long-term interests of our stockholders;

•	Provide an incentive to achieve key strategic and financial performance measures by linking incentive award opportunities to the achievement of performance goals in these areas; and

•	Enhance the executives’ incentive to increase our stock price and maximize stockholder value, as well as promote retention of key people, by providing a portion of total compensation opportunities for senior management in the form of direct ownership in our stock through stock options.

To achieve these objectives, the Compensation Committee has implemented and maintains compensation plans that tie a substantial portion of the executives’ overall compensation to key strategic financial and operational goals such as our annual revenues and operating earnings. The Compensation Committee also evaluates individual executive performance with the goal of setting compensation at levels the Compensation Committee believes are comparable with executives in other companies of similar size and stage of development that operate in the major education and high-technology industries, taking into account our relative performance and our strategic goals.

Determination of Compensation Awards

The Compensation Committee has the authority to determine and recommend the compensation awards available to our named executive officers. Historically, we have set base salaries and annual incentive targets based on both individual performance and position. Base salaries and annual incentive targets for the named executive officers are determined as of the date of hire. Base salaries and annual incentive targets are reviewed annually by the Compensation Committee and may be adjusted to reflect individual performance and any changes in position within the Company to both reward the executives for superior performance and to further our goals of attracting and retaining managerial talent. To aid the Compensation Committee in making its determination, the CEO and COO/CFO provide recommendations annually to the Compensation Committee regarding the compensation of all executive officers, excluding themselves. Each named executive officer other than our CEO and COO/CFO, in turn, participates in an annual performance review with either the CEO or the COO/CFO to provide input regarding the named executive officer’s contributions to our success for the period being assessed. The performance of our CEO and COO/CFO is reviewed annually by the Compensation Committee.

In 2007, the Compensation Committee retained an independent compensation consultant, Radford Surveys + Consulting, to assist the Compensation Committee with determining the key elements of our compensation programs for fiscal year 2008 and future fiscal years. Radford Surveys + Consulting is an independent consultant specializing in compensation matters in both the technology and education industries. The compensation consultant provides advice to the Compensation Committee with respect to competitive practices and the amounts and nature of compensation paid to the named executive officers. The compensation consultant also advises us on, among other things, structuring our various compensation programs and determining the appropriate levels of salary, bonus and other incentive awards payable to our named executive officers. Based upon the compensation consultant’s recommendations, our executive compensation package continues to consist of a fixed base salary and variable cash and option-based incentive awards, with a significant portion weighted towards the variable components to ensure that total compensation reflects our overall success or failure and to motivate executive officers to meet appropriate performance measures, thereby maximizing total return to stockholders. Within our performance-based compensation program, we aim to compensate the named executive officers in a manner that is tax effective for us.

Compensation Benchmarking and Peer Group

For the fiscal year ending in 2008, we set base salary structures and annual incentive targets at slightly above the median of a peer group of major education and high-technology companies. An important component of setting and structuring compensation for our named executive officers is determining the compensation packages offered by leading education and high-technology companies in order for us to offer competitive compensation within that group of companies. With the assistance of the compensation consultant, we surveyed the compensation practices of a peer group of companies in the United States to assess our competitiveness. The peer group generally consists of 15 leading education companies. This “Peer Group” of companies for our fiscal year ending in 2008 includes: Audible, Inc; Blackboard Inc; Capella Education Company; CNET Networks, Inc; Corinthian Colleges, Inc.; Courier Corporation; DeVry Inc.; eCollege.com; Educate, Inc.; IHS Inc.; ITT Educational Services, Inc.; Learning Tree International, Inc.; PLATO Learning, Inc.; Renaissance Learning, Inc.; and Strayer Education. Overall, our independent compensation consultant determined that our compensation programs, as structured, achieve our market philosophy relative to our Peer Group.

Elements of Compensation

Base Salary

Base salaries for our named executive officers are generally established in line with the scope of their responsibilities, taking into account competitive market compensation paid by other companies for similar positions, and recognizing cost of living considerations. Base salaries are reviewed at least annually, and are adjusted from time to time according to performance and inflation and to realign salaries with market levels. Based upon competitive data and in keeping with the compensation philosophy, the named executive officers’ respective base salaries at the close of fiscal year 2007 were at the following ratio to the median of the comparable position at companies in the Peer Group: Mr. Packard 1.00; Mr. Baule 1.15; Mr. Davis 1.32; Mr. Saxberg 1.13; and Ms. Stokes 1.00. Salaries among the named executive officers reflect the legacy of their position at hire and subsequent adjustments for parity or new responsibilities assigned. None of Mr. Packard, Mr. Baule or Mr. Saxberg received salary increases in fiscal year 2007. Mr. Packard, Mr. Baule and Mr. Saxberg received increases in the fourth quarter of fiscal year 2006 when they each acquired additional responsibilities. Ms. Stokes received a salary increase in the first quarter of fiscal year 2007. At the time of their respective salary increases, Mr. Packard was appointed Chief Executive Officer, Mr. Baule assumed responsibility for the operations of the enterprise, Mr. Saxberg assumed a role with expanded customer interface, and Ms. Stokes assumed responsibility related to marketing functions. Mr. Davis’ salary was negotiated at hire as a combination of external market and internal value associated with his experience and position.

Annual Performance Bonus

We maintain an annual cash performance bonus program, the Executive Bonus Plan, which is intended to reward executive officers based on our performance and the individual named executive officer’s contribution to that performance. In determining the performance-based compensation awarded to each named executive officer, the Compensation Committee may generally evaluate our performance and the executive’s performance in a number of areas, which could include revenues, operating earnings, student retention, efficiency in product and systems development, marketing investment efficacy, new enrollment and developing company leaders. The Compensation Committee believes that the performance bonus program provides incentives necessary to retain executives and reward them for our short-term performance.

In 2007, the Compensation Committee implemented a “one-team-one-goal” philosophy for awarding annual bonuses. This approach required all executives to remain focused, not merely on individual goal-sets, but on the achievement of these corporate goals. For fiscal year 2007, the amounts payable under our annual cash performance bonus program were primarily determined based upon our financial performance including earnings, revenue and EBITDA factors representing improvement in comparison to the prior fiscal year and the cash available for bonus awards. Other key factors considered included achieving product development goals, enrollment growth and efforts in preparing the company for an initial public offering. The performance bonuses were not, however, predicated or tied to predetermined objective targets for any financial or other metric. Rather, the Compensation Committee made a subjective determination regarding the extent to which these corporate goals were achieved by the executive team as a whole. Part of this determination reflects the fact that there are material differences in our executive officers’ respective spans of control and scope of responsibilities. In addition to these factors, bonus payments in 2007 took into account length of service to the Company, employment agreement terms, individual contributions that exceeded expectations, and mid-year promotions.

Differences in bonus levels above targets were attributable to relative position level and impact on the business. Individual contributions were measured by discrete achievements within the executive’s respective department that advanced company-wide objectives. For example, our Chief Marketing Officer, Celia Stokes, made a substantial contribution to achievement of our revenue targets by exceeding the forecasted student enrollment and retention levels. Our Chief Operating Officer and Chief Financial Officer, John Baule, received a bonus higher than the target as a result of effectively managing our operations to yield a net income above original forecasts. The difference in bonus amounts is directly attributable to Ms. Stokes serving as a senior vice president and Mr. Baule serving as an executive vice president with a broader span of control and management responsibilities. In this example, the lower bonus percentage awarded to Ms. Stokes took into account that she reported to Mr. Baule who received the higher percentage even though both exceeded expectations. As noted, we paid a guaranteed bonus to our Executive Vice President of Worldwide Business Development, Bruce Davis, for fiscal year 2007 only, as part of his employment agreement.

For fiscal year 2007, Mr. Packard’s target bonus was 100% of base salary, Mr. Baule’s target bonus was 50% of base salary, Mr. Davis’ target bonus was 40% of base salary, Mr. Saxberg’s target bonus was 30% of base salary and Ms. Stokes’ target bonus was 30% of base salary. Bonus targets have historically been negotiated at the time of hire. The legacy of these at-hire negotiations have clustered bonus targets at the 40% -50% range of base salary for the Chief Financial Officer and any Executive Vice President, and 30% for the Senior Vice President roles. Mr. Davis’ fiscal year 2007 bonus was guaranteed at $120,000 as part of his employment agreement to offset an earned bonus he left behind with his previous employer. The Compensation Committee determined that Mr. Packard and Mr. Saxberg received their full target bonus for fiscal year 2007, Mr. Baule received a bonus equal to 68% of his base salary in recognition of his expanded role and Ms. Stokes received a bonus equal to 36% of her base salary in recognition of her success in product demand creation.

The performance goals for fiscal year 2007 were difficult to achieve in the view of the Compensation Committee, as executives were required to improve the financial performance of the Company while simultaneously focusing on establishing corporate governance standards, improving accounting practices, creating effective internal control systems and maintaining operational stability. The results of performance are set forth in the section entitled “Summary Compensation Table” below.

Using peer group data, the Compensation Committee plans to review each of the executive bonus targets in fiscal year 2008 and set objectively determinable goals for the 2008 fiscal year to reflect the stated compensation philosophy. Executive bonuses will be based primarily on the Company achieving revenue and EBITDA targets and to a lesser extent, on the achievement of specified individual goals. These Company financial targets for 2008 and the individual functional goals for our executive officers have yet to be determined. The Compensation Committee expects that these financial targets are difficult to achieve because they will require the Company to expand the jurisdictions in which it operates in order to meet the targeted growth, which is not assured in any given time period, particularly in light of factors beyond our control. Additionally, each executive will have an individual set of goals (in addition to the corporate objectives) upon which his or her performance will be measured. In 2008, an Executive will become eligible to receive his or her individual bonus only if the Company achieves at least 80% of its financial targets with a graduated scale thereafter. Although the Compensation Committee has not established these individual goals for 2008, we expect these goals to be different for each Executive because they will be aligned with the Executive’s functional responsibilities, leadership tasks and achievement of department-specific objectives related to operating as a public company.

Stock Options

The Company’s named executive officers, along with a large portion of our employees, are eligible to participate in our Amended and Restated Stock Option Plan, pursuant to which we grant awards of stock options. We have also granted stock options to some of our named executive officers pursuant to stand-alone agreements. Initial stock option grants are typically made as of the date of hire and then additional stock options may be granted to realign the recipient’s stock option holdings with the stock option holdings of similarly situated employees.

Participants, including the named executive officers, become eligible for stock option grants based on individual performance, as determined by the Compensation Committee; however, historically the amount of stock options granted to each participant has generally been determined using a procedure approved by the Compensation Committee based upon several factors, including our financial performance, measured generally based on revenue and EBITDA, the value of the stock option at the time of grant and the recipient’s contributions to the Company. Option grants in 2006 were not, however, tied to objective targets for any financial or other metric. Additional grants may be made following a significant change in job responsibility or in recognition of a significant achievement. In addition, since we hired an independent compensation consultant, we have begun to review external factors such as market data and equity award policies of comparable companies when determining the grants of stock options to participants, including the named executive officers. Providing long-term incentive awards through the grant of stock options enhances our goal of aligning executive compensation with the long-term interests of our stockholders by linking compensation to our stock price and maximizing stockholder value.

Stock options granted under our Amended and Restated Stock Option Plan generally have a four-year vesting schedule in order to provide an incentive for continued employment. The exercise price of options granted under the stock option plan is equal to or greater than 100% of the fair market value of the underlying stock on the date of grant. During fiscal year 2007, Messrs. Packard and Davis received stock option grants pursuant to stand-alone agreements. These stand alone agreements were used to include vesting and pricing elements that our standard stock option plan did not accommodate. Mr. Davis’ option grant pursuant to his stand alone agreement is subject to a time-based vesting schedule. However, to align Mr. Packard’s equity compensation with our success, we developed a dual vesting schedule with a portion of his option grant subject to a time-based vesting schedule and a portion of his option grant subject to a vesting schedule based upon the Company’s achievement of financial performance metrics, jurisdictional and enrollment expansion targets or the fair market value of our common stock reaching a certain price. Similarly, in connection with board approval of the amendments of Mr. Packard’s and Mr. Baule’s employment agreements discussed below on July 12, 2007, we granted options to Mr. Packard and Mr. Baule that utilize this dual vesting schedule. This dual vesting takes into consideration Mr. Packard’s role as Chief Executive Officer and steward of achieving the corporate goals, as well as his role as an individual contributor to business development and revenue generation. The dual vesting model of Mr. Baule’s options was designed to align his incentives with the Chief Executive Officer’s. Additionally, the vesting model is reflective of his dual roles, including both his position as Chief Financial Officer, with the long term perspective that role implies, and his position as the Chief Operating Officer, with the quarterly and annual performance goals resident in that responsibility. For the same reasons as stated above with respect to the performance metrics relating to annual performance bonuses for executives, the Compensation Committee believes the achievement of these performance metrics will be difficult. Our revenue and EBITDA targets are in part dependent upon the ability to serve virtual public schools in more states or the removal of enrollment restrictions in states where we currently operate. In addition, Mr. Packard’s performance-based vesting targets relating to jurisdictional and enrollment expansion are directly dependent upon these factors. That typically requires a major initiative to secure legislation or regulations permitting this form of public education. These efforts include coordinating grass-roots support, converting this support into state-specific legislative proposals, and managing advocacy efforts to ensure the adoption of enabling legislation. This process often takes multiple legislative sessions over several years. The difficulty and uncertainty of this process is a major factor in measuring Company performance. Certain stock options granted to Messrs. Packard and Davis have exercise prices in excess of the fair market value of the underlying stock on the date of grant. For fiscal year 2007, we granted 950,974 stock options to Mr. Packard and 98,039 stock options to Mr. Davis as part of their respective revised and new employment arrangements. The determination of the amounts of the option grants for Messrs. Packard and Davis was based on a combination of market data and internal value ascribed to their respective positions by the Compensation Committee. The options granted to Mr. Packard, in addition to reflecting the Company-wide financial targets, are also based on certain non-financial objectives that require his direct attention, significant time commitments, and execution risk. Messrs. Baule and Saxberg and Ms. Stokes did not receive option grants during fiscal year 2007 because Compensation Committee review did not occur for them during the 2007 fiscal year.

Deferred Compensation Plan

While we do not currently maintain a deferred compensation plan, effective January 2008, members of our senior executive management team (including our named executive officers) and all vice presidents will be eligible to defer up to 100% of any cash component of the annual incentive bonus earned. The amounts may be deferred up to a maximum of 10 years and are expected to earn a fixed interest rate. The addition of a deferred compensation plan provides a means for us to provide benefits to our executive team to further our philosophy of attracting and retaining individuals of superior ability.

Defined Contribution Plan

We maintain a Section 401(k) Savings/Retirement Plan (the 401(k) Plan), which covers our eligible employees, including our named executive officers. The 401(k) Plan allows participants to defer up to 50% of their annual compensation, subject to certain limitations imposed by the Internal Revenue Code. The employees’ elective deferrals are immediately vested and nonforfeitable upon contribution to the 401(k) Plan. We currently provide matching contributions equal to $0.25 for each dollar of participant contributions, up to a maximum of 4% of the participant’s annual salary and subject to certain other limits. Our matching contributions are subject to a four-year vesting schedule.

Employment, Severance and Change in Control Arrangements

We currently have employment agreements in place with each of our named executive officers that provide for severance payments in connection with certain terminations of employment. During our fiscal year ending in 2007, Mr. Packard had an employment agreement with us that provided for salary continuation for 450 days following a termination of his employment without cause by us or due to constructive termination. In addition, each of the other named executive officers have employment agreements with us that provide for employment on an “at will” basis and provide for severance payments ranging from six months to 12 months (plus benefit continuation in certain cases) generally in connection with terminations of employment without cause by us or for good reason by the executive. These agreements were generally negotiated at hire and the potential severance payments were determined considering the following: market data from the peer group; the executive’s perceived marketability; and the desired length of a non-standard non-competition agreement. On July 12, 2007, our board of directors approved an amended and restated employment agreement for Mr. Packard and an amendment to Mr. Baule’s employment agreement, which are discussed below. Mr. Packard’s employment agreement was amended and restated and Mr. Baule’s employment agreement was amended because both Mr. Packard and Mr. Baule were promoted to new positions within the company. Mr. Packard was promoted to Chief Executive Officer and Mr. Baule was promoted to Chief Operating Officer and Chief Financial Officer. In addition, Mr. Baule’s employment agreement reflects the grant of additional stock options relating to his assumption of additional responsibilities in March 2006. Their employment agreements were revised to reflect the new positions and provide for additional compensation in connection with their undertaking new roles and responsibilities within the company. Severance is considered by us and our employees to be an integral part of the overall compensation package. We provide severance to the executives as a means to attract and retain individuals with superior ability and managerial talent. The severance arrangements impact annual compensation decisions regarding levels of salary and bonus because the severance is provided in the form of salary continuation.

While the named executive officers are generally not entitled to receive payments solely as a result of a change in control of the Company, upon certain corporate transactions (including a sale of all or substantially all of the assets, certain mergers or consolidations and certain sales of our outstanding stock) all outstanding options will become fully vested and exercisable.

We believe that providing the named executive officers with severance payments upon certain terminations of employment and accelerated vesting of stock options upon a change in control are key retention tools that assist us with remaining competitive with the companies in our Peer Group, further our goal of attracting and retaining key executives with superior ability and managerial talent and protect our intellectual capital and competitive position. These employment agreements, including the revised terms of Mr. Packard’s agreement approved by the board of directors and change in control arrangements, are further described below under the section entitled “Potential Payments Upon Termination or Change in Control.”

Summary Compensation Table for 2007

The following table provides information regarding the compensation that we paid to our named executive officers during the fiscal year ended June 30, 2007.

						Nonequity
					Option	Incentive Plan	All Other
Name and Principal Position	Year	Salary	Bonus(2)		Awards(3)	Compensation	Compensation(4)	Total

Ronald J. Packard	2007	$410,000	$410,000		$167,998	$—	$2,050	$990,048
Chief Executive Officer(1)
John F. Baule(1)	2007	300,000	210,000		—	—	1,646	511,646
Chief Operating Officer and Chief Financial Officer
Bruce J. Davis	2007	144,423	120,000	(6)	12,760	—	—	277,183
Executive Vice President of Worldwide Business Development(5)
Bror V. H. Saxberg	2007	310,000	93,000		—	—	2,711	405,711
Chief Learning Officer
Celia M. Stokes	2007	221,052	80,000		—	—	1,847	302,899
Chief Marketing Officer

(1)	Between July 1, 2006 and May 6, 2007, we did not have a named principal executive officer but Messrs. Packard and Baule shared the responsibilities of this position at the direction of the Board of Directors.

(2)	This column represents cash awards to the named executive officers for performance with respect to fiscal year ended June 30, 2007. These awards were paid in September 2007. These awards were generally based upon corporate performance, but were not determined based upon the achievement of specific objective performance targets.
(3)	This column represents the dollar amount recognized by us for financial statement reporting purposes of the fair value of stock options granted in fiscal year ended June 30, 2007, and prior years in accordance with FAS 123R, assuming no forfeitures. For additional information, including information regarding the assumptions used when valuing the stock options, refer to note 9 of our consolidated financial statements filed herewith. The amounts set forth in this column reflect our accounting expense for these awards and do not correspond to the actual value that may be realized by the named executive officer receiving the awards. See the Grants of Plan-Based Awards Table for additional information on stock options granted during fiscal year ended June 30, 2007.
(4)	The amounts in this column consist of 401(k) matching contributions paid by us.
(5)	Mr. Davis commenced his employment with us on January 8, 2007. Amounts included in the table reflect Mr. Davis’ compensation from his date of hire through the end of the fiscal year ended on June 30, 2007.
(6)	Pursuant to the terms of his employment agreement, Mr. Davis was entitled to a guaranteed bonus of $120,000 for fiscal year 2007 which was paid on July 8, 2007.

Grants of Plan-Based Awards During 2007

The following table provides information regarding grants of plan-based awards to our named executive officers during the fiscal year ended June 30, 2007. The awards described in the following table were granted under our Executive Bonus Plan and stand-alone stock option agreements. The performance metrics considered when the awards were granted, if any, are described in previous subsections of the Compensation Discussion and Analysis above. No awards were granted to any named executive officer under our Amended and Restated Stock Option Plan during the fiscal year ended June 30, 2007.

		Estimated
		Possible				All
		Payouts				Other			Grant
		Under				Option			Date
		Nonequity				Awards:		Closing	Fair
		Incentive	Estimated Future Payouts			Number of	Exercise or	Market	Value
		Plan	Under Equity			Securities	Base	Price	of
		Awards	Incentive Plan Awards(1)			Underlying	Price	on Date	Option
	Grant	Target	Threshold	Target	Maximum	Options(2)	of Option	of	Awards
Name and Principal Position	Date	($)	(#)	(#)	(#)	(#)	Awards	Grant(3)	($/Sh)

Ronald J. Packard		$—	—	—	—	—	—	—	—
Chief Executive	7/27/2006		—	68,627	—	—	$7.65	$2.96	$14,802
Officer	7/27/2006		—	117,645	—	—	7.65	2.96	87,206
	7/27/2006		—	29,411	—	—	7.65	2.96	6,178
	7/27/2006		—	39,215	—	—	7.65	2.96	16,715
	7/27/2006		—	39,215	—	—	7.65	2.96	19,986
	7/27/2006		—	9,803	—	—	7.65	2.96	4,996
	7/27/2006		29,411	235,294	—	—	7.65	2.96	171,652
	7/27/2006		14,705	117,647	—	—	7.65	2.96	85,826
	7/27/2006		—	294,117	—	—	30.60	2.96	113,217
John F. Baule		—	—	—	—	—	—	—	—
Chief Operating Officer and Chief Financial Officer
Bruce J. Davis	2/1/2007	—	—	—	—	98,039	9.18	4.23	153,117
Executive Vice President of Worldwide Business Development
Bror V. H. Saxberg		—	—	—	—	—	—	—	—
Chief Learning Officer
Celia M. Stokes		—	—	—	—	—	—	—	—
Chief Marketing Officer

(1)	Stock options were granted pursuant to stand-alone stock option agreements with exercise prices in excess of the fair market value of a share of our common stock subject to such option on the date of grant, expire on December 31, 2012, and are subject to performance vesting schedules, as further described in the footnotes to the Outstanding Equity Awards at Fiscal Year End Table. The stock options with performance vesting schedules do not have maximum payout amounts.
(2)	Stock options were granted pursuant to stand-alone stock option agreements with exercise prices in excess of the fair market value of a share of our common stock subject to such option on the date of grant, expire on December 31, 2014 and are subject to a four year time-based vesting schedule.
(3)	The closing market price of our common stock on the date of grant is based upon our analysis of its fair market value. For a discussion of this analysis, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Accounting for Stock-based Compensation.”

Outstanding Equity Awards at Fiscal Year End for 2007

The following table provides information regarding outstanding equity awards held by our named executive officers as of June 30, 2007. All such equity awards consist of stock options granted pursuant to our Amended and Restated Stock Option Plan or stand-alone stock option agreements, and no restricted stock awards have been granted to any of the named executive officers. The section titled “Stock Options” in this Compensation Discussion and Analysis section provides additional information regarding the outstanding equity awards set forth in this table.

	Option Awards
			Equity Incentive Plan
	Number of	Number of	Awards: Number of
	Securities Underlying	Securities Underlying	Securities Underlying	Option	Option
	Unexercised Options	Unexercised Options	Unexercised Unearned	Exercise	Expiration
Name and Principal Position	Exercisable	Unexercisable	Options	Price	Date

Ronald J. Packard	68,627	—	—	$7.65	7/27/2014
Chief Executive Officer(1)	117,645	—	—	7.65	7/27/2014
	29,411	—	—	7.65	7/27/2014
	—	—	39,215	7.65	7/27/2014
	—	—	39,215	7.65	7/27/2014
	—	—	9,803	7.65	7/27/2014
	—	—	235,294	7.65	7/27/2014
	58,824	—	58,824	7.65	7/27/2014
	—	—	294,117	30.60	7/27/2014
	132,353	—	—	6.83	7/1/2011
	176,469	—	—	6.83	7/23/2010
John F. Baule	19,607	58,824	—	7.65	6/1/2014
Chief Operating Officer	88,234	68,628	—	6.83	3/24/2013
and Chief Financial Officer(2)
Bruce J. Davis	—	98,039	—	9.18	2/1/2015
Executive Vice President of Worldwide Business Development(3)
Bror V. H. Saxberg	14,705	44,118	—	7.65	4/26/2014
Chief Learning Officer(4)	9,926	7,721	—	6.83	3/1/2013
Celia M. Stokes	11,028	28,186	—	7.65	4/26/2014
Chief Marketing Officer(5)

(1)	Mr. Packard’s outstanding unvested options are subject to performance-based vesting. 39,215 options with exercise prices of $7.65 per share will vest in each of fiscal year ending June 30, 2008 and 2009 contingent upon our attaining revenues and EBITDA goals during each of the respective preceeding fiscal years. 9,803 options with exercise prices of $7.65 per share will vest in fiscal year ending June 30, 2009 contingent upon Mr. Packard attaining leadership goals during the preceeding fiscal year. 235,294 options with exercise prices of $7.65 per share will vest on dates that jurisdictional expansion and related EBITDA goals are obtained, if any. 58,824 options with exercise prices of $7.65 per share will vest on dates that jurisdictional expansion and enrollment targets are achieved. 294,117 options with exercise prices of $30.60 per share will vest upon the fair market value of a share of our common stock equaling $30.60.
(2)	Mr. Baule’s outstanding unvested options are subject to time-based vesting. 4,901 options with exercise prices of $7.65 per share will vest every three months beginning on September 1, 2007 through June 1, 2010. 9,803 options with exercise prices of $6.83 per share will vest every three months beginning on September 24, 2007 through March 24, 2009.
(3)	Mr. Davis’s outstanding unvested options are subject to time-based vesting. 24,509 options will vest on February 1, 2008 and 6,127 options will vest every three months thereafter beginning on May 1, 2008 through February 1, 2011.
(4)	Mr. Saxberg’s outstanding unvested options are subject to time-based vesting. 3,676 options will vest every three months beginning on July 27, 2007 through April 27, 2010, and 1,102 will vest every three months beginning on September 24, 2007 through March 24, 2009.
(5)	Ms. Stokes’ outstanding unvested options are subject to time-based vesting. 1,225 options vest every three months beginning on July 27, 2007 through April 27, 2010, and 1,225 vest every three months beginning on September 21, 2007 through March 21, 2010.

Option Exercises and Stock Vested

The following table provides information for the named executive officers regarding the stock options each named executive officer exercised, and the value realized, if any, during fiscal year ended June 30, 2007.

Option Awards
Number of
Shares
	Acquired	Value Realized
Name and Principal Position	on Exercise(1)	on Exercise

Ronald J. Packard	—	$—
Chief Executive Officer
John F. Baule	—	—
Chief Operating Officer and Chief Financial Officer
Bruce J. Davis	—	—
Executive Vice President of Worldwide Business Development
Bror V. H. Saxberg	39,215	64,000	(2)
Chief Learning Officer
Celia M. Stokes	—	—
Chief Marketing Officer

(1)	None of the named executive officers other than Mr. Saxberg exercised any stock options during fiscal year ended June 30, 2007.
(2)	Represents the exercise of 39,215 options on May 29, 2007, each with an exercise price of $6.83 per share. The estimated fair market value of a share of our common stock on the date of exercise was $8,47 For a discussion of the analysis of the fair market value of our common stock, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Accounting for Stock-based Compensation.”

Potential Payments Upon Termination or Change in Control

The Company has employment agreements with each of our named executive officers that provide for severance payments and, in some cases, other benefits upon certain terminations of employment.

Employment Agreements

Mr. Packard’s employment agreement, effective as of January 1, 2006, provides for a term of employment through January 1, 2009, unless terminated earlier pursuant to the terms of the agreement. Upon a termination of Mr. Packard’s employment by us without cause or due to a “constructive termination” (generally, a material reduction in Mr. Packard’s duties, responsibilities or title), Mr. Packard is entitled to salary continuation for 450 days following termination and he may exercise his outstanding vested stock options until the earlier of 90 days following the expiration of any lock-up period applicable to our initial underwritten public offering, or the expiration of the option term. Upon termination of Mr. Packard’s employment due to his death, his estate will receive salary continuation payments for 180 days following his death. The agreement also provides that Mr. Packard is subject to restrictive covenants during the term of the agreement and for certain periods following termination of employment, including confidentiality restrictive covenants during the term and for three years following termination, intellectual property restrictive covenants during the term, and nonsolicitation and noncompetition restrictive covenants during the period that Mr. Packard receives any compensation from us (including severance) and one year thereafter.

On July 12, 2007, our board of directors approved an amended and restated employment agreement for Mr. Packard. This amended and restated agreement extends the term of Mr. Packard’s employment until January 1, 2011, and provides for (i) an annual base salary of $425,000, (ii) an annual cash bonus to be awarded by the board of directors in its discretion with a target amount of 100% of base salary, (iii) additional stock option grants subject to both time-based and performance-based vesting, (iv) full vesting of all outstanding stock options upon a change in control of the Company, and (v) severance upon a termination of Mr. Packard’s employment without cause by us or due to “constructive termination” equal to 18 months of base salary and the extension of the exercise date for Mr. Packard’s outstanding stock options to the earlier of 90 days following expiration of any lock-up period in connection with the Company’s initial public offering and the expiration of the term of the stock options.

Mr. Baule’s employment agreement, dated March 4, 2005, provides for his employment with us on an “at-will” basis. Upon a termination of Mr. Baule’s employment for “good reason” (generally, a material reduction in Mr. Baule’s compensation, assignment of a materially different title and responsibilities effectively resulting in a demotion, relocation of Mr. Baule’s place of work more than 50 miles from our headquarters, or we otherwise materially breach the employment agreement), or by us for any reason other than cause, death or disability, Mr. Baule is entitled to severance equal to 365 days of his then-current salary, paid in six monthly installments following termination, and medical and dental benefit continuation for 365 days, or if earlier, until eligible for benefits elsewhere (or reimbursement of COBRA costs to the extent our employee benefit plans do not allow post-termination participation by Mr. Baule). The agreement also provides that Mr. Baule will be subject to the terms of the Company’s Confidentiality, Proprietary Rights and Non-Solicitation Agreement, which generally prohibits the unauthorized disclosure of our confidential information during and after the period of employment, ensures our right of ownership of any intellectual property developed during the period of employment, prohibits the solicitation of employees for one year following termination of employment and requires that any disputes regarding employment or termination of employment be subject to binding arbitration.

On July 12, 2007, our board of directors approved an amendment to Mr. Baule’s employment agreement. This amendment provides for (i) an annual base salary of $340,000, (ii) an annual cash bonus to be awarded by the board of directors in its discretion with a target amount of 70% of base salary, (iii) additional stock option grants subject to both time-based and performance-based vesting, and (iv) full vesting of all stock options upon a change in control of the company.

Mr. Davis’ employment agreement, effective as of January 3, 2007, provides for his employment with us on an “at-will” basis. Upon a termination of Mr. Davis’ employment for “good reason” (generally, a material breach of the employment agreement by us that is not cured within 60 days, a reduction in base salary, a diminution or adverse change to title or the person to whom Mr. Davis reports prior to a change in control of the Company, a material diminution in authority, responsibilities or duties, a relocation of place of employment more than 25 miles from our headquarters, a material reduction in Mr. Davis’ compensation, assignment of a materially different title and responsibilities effectively demoting Mr. Davis, or if the employment agreement is not assumed by the successor within 90 days following a change in control of the Company), or by us without cause, Mr. Davis is entitled to 180 days of salary continuation if the termination occurs prior to January 1, 2008, and 365 days of salary continuation if the termination occurs after January 1, 2008. The agreement also provides that Mr. Davis will be subject to the terms of our Confidentiality, Proprietary Rights and Non-Solicitation Agreement which generally prohibits the unauthorized disclosure of our confidential information during and after the period of employment, ensures our right of ownership of any intellectual property developed during the period of employment, prohibits the solicitation of employees for one year following termination of employment and requires that any disputes regarding employment or termination of employment be subject to binding arbitration.

Mr. Saxberg’s employment agreement, dated June 1, 2006, provides for his employment with us on an “at-will” basis. Upon a termination of Mr. Saxberg’s employment for “good reason” (Mr. Saxberg’s resignation within 40 days after his discovery of a material breach of the agreement by us which is not cured within 30 days after written notice from Mr. Saxberg), or by us without “cause,” Mr. Saxberg is entitled to 180 days of salary continuation, reduced by any compensation resulting from new employment. The agreement also provides that Mr. Saxberg will be subject to the terms of our Confidentiality, Proprietary Rights and Non-Solicitation Agreement which generally prohibits the unauthorized disclosure of our confidential information during and after the period of employment, ensures our right of ownership of any intellectual property developed during the period of employment, prohibits the solicitation of employees for one year following termination of employment and requires that any disputes regarding employment or termination of employment be subject to binding arbitration.

Ms. Stokes’ employment agreement, dated March 10, 2006, provides for her employment with us on an “at-will” basis. Upon a termination of Ms. Stokes’ employment for “good reason” (Ms. Stokes’ resignation within

40 days after her discovery of a material breach of the agreement by us which is not cured within 30 days after written notice from Ms. Stokes), or by us without “cause,” Ms. Stokes is entitled to 180 days of salary continuation, reduced by any compensation resulting from new employment. The agreement also provides that Ms. Stokes will be subject to the terms of our Confidentiality, Proprietary Rights and Non-Solicitation Agreement which generally prohibits the unauthorized disclosure of our confidential information during and after the period of employment, ensures our right of ownership of any intellectual property developed during the period of employment, prohibits the solicitation of employees for one year following termination of employment and requires that any disputes regarding employment or termination of employment be subject to binding arbitration.

Change in Control Arrangements

Except for certain stock options granted to Mr. Packard and Mr. Baule during our fiscal year ending in 2007, the stock option agreements for outstanding stock options generally provide for accelerated and full vesting of unvested stock options upon certain corporate events. As described above, on July 12, 2007, our board of directors approved an amended and restated employment agreement for Mr. Packard, which provides that all of his outstanding options will become fully vested upon a change in control of the Company. Additionally, on July 12, 2007, our board of directors also approved the terms of a new option agreement for Mr. Baule, which provides that all of his outstanding options will become fully vested upon a change in control of the Company. Those events include a sale of all or substantially all of our assets, a merger or consolidation which results in the Company’s stockholders immediately prior to the transaction owning less than 50% of our voting stock immediately after the transaction, and a sale of our outstanding securities (other than in connection with an initial public offering) which results in our stockholders immediately prior to the transaction owning less than 50% of our voting stock immediately after the transaction.

In addition, as described above, Mr. Davis is entitled to voluntarily terminate his employment and receive the severance payments described above if his employment agreement is not assumed by the successor entity within 90 days following a change in control of the Company. Other than the foregoing, none of the named executive officers is entitled to any additional payments upon a change in control of the Company.

Potential Value of Termination and Change in Control Benefits

The following table provides the dollar value of potential payments and benefits that each named executive officer would be entitled to receive upon certain terminations of employment and upon a change in control of the Company, assuming that the termination or change in control occurred on June 30, 2007, and the price per share of our common stock subject to the stock options equaled $1.82, the value of a share on June 30, 2007. For a discussion of our analysis of the fair market value of our common stock, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Accounting for Stock-based Compensation.”

			Without	Good	Change in
Name	Payment	Death	Cause	Reason	Control

Ronald J. Packard(1)	Salary continuation	$202,192	$505,479	$505,479	$—
	Benefit continuation	—	—	—	—
	Option vesting	—	—	—	624,000

John F. Baule(2)	Salary continuation	—	300,000	300,000	—
	Benefit continuation	—	16,734	16,734	—
	Option vesting	—	—	—	264,000

Bruce J. Davis	Salary continuation	—	147,945	147,945	—
	Benefit continuation	—	—	—	—
	Option vesting	—	—	—	10,000

Bror V. H. Saxberg	Salary continuation	—	152,877	152,877	—
	Benefit continuation	—	—	—	—
	Option vesting	—	—	—	90,900

Celia M. Stokes	Salary continuation	—	109,012	109,012	—
	Benefit continuation	—	—	—	—
	Option vesting	—	—	—	46,000

(1)	Amounts do not reflect the terms of Mr. Packard’s amended and restated employment agreement effective July 12, 2007. If Mr. Packard’s amended and restated employment agreement was in effect as of June 30, 2007, Mr. Packard’s salary continuation upon death, termination without cause or termination for good reason would have been $209,589, $637,500 and $637,500, respectively. The value of Mr. Packard’s option vesting would not have changed because the exercise price of the new stock options would have exceeded the value of a share of our common stock on such date.
(2)	Amounts do not reflect the terms of Mr. Baule’s amended employment agreement or stock option agreement effective July 12, 2007. If Mr. Baule’s amended employment agreement and option agreement were in effect as of June 30, 2007, Mr. Baule’s salary continuation upon termination without cause or termination for good reason would have been $340,000. The value of Mr. Baule’s option vesting would not have changed because the exercise price of the new stock options would have exceeded the value of a share of our common stock on such date. The value of the benefit continuation would not have changed.

Director Compensation

For fiscal year ended June 30, 2007, and prior fiscal years, we compensated our nonemployee directors solely through grants of stock options. None of our nonemployee directors received any other form of compensation for service during fiscal year ended June 30, 2007, such as cash fees for retainer, committee service, service as chairman of the board of directors or meeting attendance. For service during fiscal year ended June 30, 2007, each nonemployee director received options to purchase 4,901 shares of our common stock. In addition, members of the Executive Committee of the board during fiscal year ended June 30, 2007, which included Messrs. Tisch, Milken, Fink and Ms. Boyd, received options to purchase an additional 4,901 shares of our common stock in compensation for their increased time commitments with respect to serving on the Executive Committee. Directors who are also our employees receive no additional compensation for serving on the board or its committees.

	Option
Name	Awards(1)	Total(1)

Andrew H. Tisch	$851(2)	$851
Arthur H. Bilger	425(3)	425
Chester E. Finn Jr.	425(4)	425
Liza A. Boyd	851(5)	851
Lowell J. Milken	851(6)	851
Steven B. Fink	851(7)	851
Thomas J. Wilford	425(8)	425

(1)	This column represents the dollar amount recognized by us for financial statement reporting purposes of the fair value of stock options granted in fiscal year ended June 30, 2007, and prior years under our Amended and Restated Stock Option Plan in accordance with FAS 123R, assuming no forfeitures. For additional information, including information regarding the assumptions used when valuing the stock options, refer to note 9 of our consolidated financial statements filed herewith. The amounts set forth in this column reflect our accounting expense for these awards and do not correspond to the actual value that may be realized by the directors receiving the awards.
(2)	During fiscal year ended June 30, 2007, Mr. Tisch was granted 9,803 options on May 17, 2007 with a fair value of $33,975. As of June 30, 2007, Mr. Tisch held options to purchase 53,916 shares of common stock, consisting of 9,803 granted on May 17, 2007; 9,803 granted on April 27, 2006; 9,803 granted on March 24, 2005; 9,803 granted on March 31, 2004; 9,803 granted on February 10, 2003; and 4,901 granted on July 23, 2002.
(3)	During fiscal year ended June 30, 2007, Mr. Bilger was granted 4,901 options on May 17, 2007 with a fair value of $16,988. As of June 30, 2007, Mr. Bilger held options to purchase 29,406 shares of common stock, consisting of 4,901 granted on May 17, 2007; 4,901 granted on April 27, 2006; 4,901 granted on March 24, 2005; 4,901 granted on March 31, 2004; 4,901 granted on February 10, 2003; and 4,901 granted on July 23, 2002. Mr. Bilger resigned from the board of directors on June 29, 2007.
(4)	During fiscal year ended June 30, 2007, Mr. Finn was granted 4,901 options on May 17, 2007 with a fair value of $16,988. As of June 30, 2007, Mr. Finn held options to purchase 41,170 shares of common stock, consisting of 4,901 granted on May 17, 2007; 4,901 granted on April 27, 2006; 4,901 granted on March 24, 2005; 4,901 granted on March 31, 2004; 4,901 granted on February 10, 2003; 4,901 granted on July 23, 2002; and 11,764 granted on August 31, 2000. Mr. Finn resigned from the board of directors on July 19, 2007.
(5)	Ms. Boyd serves as a director on behalf of certain funds managed by Constellation Ventures. During fiscal year ended June 30, 2007, Ms. Boyd was granted 9,803 options on May 17, 2007 with a fair value of $33,975, which have been assigned to these funds. The options granted to the director serving on behalf of these funds in prior years have also been assigned to these funds. As of June 30, 2007, these funds held options to purchase 46,564 shares of common stock, consisting of 9,803 granted on May 17, 2007; 9,803 granted on April 27, 2006; 9,803 granted on March 24, 2005; 9,803 granted on March 31, 2004; and 7,352 granted on February 10, 2003.
(6)	During fiscal year ended June 30, 2007, Mr. Milken was granted 9,803 options on May 17, 2007 with a fair value of $33,975. As of June 30, 2007, Mr. Milken held options to purchase 53,916 shares of common stock, consisting of 9,803 granted on May 17, 2007; 9,803 granted on April 27, 2006; 9,803 granted on March 24, 2005; 9,803 granted on March 31, 2004; 9,803 granted on February 10, 2003; and 4,901 granted on July 23, 2002. Mr. Milken resigned from the board of directors on July 11, 2007.
(7)	During fiscal year ended June 30, 2007, Mr. Fink was granted 9,803 options on May 17, 2007 with a fair value of $33,975. As of June 30, 2007, Mr. Fink held options to purchase 40,326 shares of common stock, consisting of 9,803 granted on May 17, 2007; 9,803 granted on April 27, 2006; 9,803 granted on March 24, 2005; 9,803 granted on March 31, 2004; 188 granted on December 18, 2003; and 926 granted on October 24, 2003.
(8)	During fiscal year ended June 30, 2007, Mr. Wilford was granted 4,901 options on May 17, 2007 with a fair value of $16,988. As of June 30, 2007, Mr. Wilford held options to purchase 24,505 shares of common stock, consisting of 4,901 granted on May 17, 2007; 4,901 granted on April 27, 2006; 4,901 granted on March 24, 2005; 4,901 granted on March 31, 2004; and 4,901 granted on February 10, 2003.

Employee Equity Incentive Plans

Amended and Restated Stock Option Plan

Our Board of Directors has adopted our Amended and Restated Stock Option Plan, or the Existing Plan, which was approved by our stockholders in December 2003. The Board of Directors subsequently amended the Existing Plan which was approved by our stockholders in November 2007. Pursuant to that amendment, we have reserved an aggregate of 3,921,568 shares of our common stock for issuance under the Existing Plan. The aggregate number of shares subject to outstanding awards under the Existing Plan is 3,429,608 shares of our common stock. We do not intend to grant any additional options under the Existing Plan after the completion of this offering.

2007 Equity Incentive Award Plan

Our Board of Directors has adopted our 2007 Equity Incentive Award Plan, or the 2007 Plan, which will be submitted to our shareholders for their approval within twelve months from the date our Board of Directors approved the 2007 Plan. The 2007 Plan will become effective on the day prior to the effective date of this offering.

We have initially reserved 784,313 shares of our common stock for issuance under the 2007 Plan. In addition, the number of shares initially reserved under the 2007 Plan will be increased by the number of shares of common stock related to awards granted under our Existing Plan that are repurchased, forfeited, expired or are cancelled on or after the effective date of the 2007 Plan. The 2007 Plan contains an “evergreen provision” that allows for an annual increase in the number of shares available for issuance under the 2007 Plan on July 1 of each year during the ten-year term of the 2007 Plan, beginning on July 1, 2008. The annual increase in the number of shares shall be equal to the least of:

•	4% of our outstanding common stock on the applicable July 1;

•	2,745,098 shares; or

•	a lesser number of shares as determined by our Board of Directors.

Therefore, the 2007 Plan provides for an aggregate limit of 4,213,921 shares of common stock plus the increases in the shares of stock pursuant to the “evergreen provision” that may be issued under the 2007 Plan over the course of its ten-year term. The material terms of the 2007 Plan are summarized below. The 2007 Plan is filed as an exhibit to the registration statement of which this prospectus is a part.

Administration. The Compensation Committee of our Board of Directors will administer the 2007 Plan (except with respect to any award granted to “independent directors” (as defined in the 2007 Plan), which must be administered by our full board of directors). To administer the 2007 Plan, our Compensation Committee must consist of at least two members of our Board of Directors, each of whom is a “non-employee director” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, with respect to awards that are intended to constitute performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended, an “outside director” for purposes of Section 162(m). Subject to the terms and conditions of the 2007 Plan, our Compensation Committee has the authority to select the persons to whom awards are to be made, to determine the type or types of awards to be granted to each person, the number of awards to grant, the number of shares to be subject to such awards, and the terms and conditions of such awards, and to make all other determinations and decisions and to take all other actions necessary or advisable for the administration of the 2007 Plan. Our Compensation Committee is also authorized to establish, adopt, amend or revise rules relating to administration of the 2007 Plan. Our Board of Directors may at any time revest in itself the authority to administer the 2007 Plan. The full Board of Directors will administer the 2007 Plan with respect to awards to non-employee directors.

Eligibility. Options, stock appreciation rights, or SARs, restricted stock and other awards under the 2007 Plan may be granted to individuals who are then our officers or employees or are the officers or employees of any of our subsidiaries. Such awards may also be granted to our non-employee directors and consultants but only employees may be granted incentive stock options, or ISOs. The maximum number of shares that may be subject to awards granted under the 2007 Plan to any individual in any calendar year cannot exceed 392,156.

Awards. The 2007 Plan provides that our Compensation Committee (or the Board of Directors, in the case of awards to non-employee directors) may grant or issue stock options, SARs, restricted stock, restricted stock units, dividend equivalents, performance share awards, performance stock units, stock payments, deferred stock, performance bonus awards, performance-based awards, and other stock-based awards, or any combination thereof. The Compensation Committee (or the Board of Directors, in the case of awards to non-employee directors) will consider each award grant subjectively, considering factors such as the individual performance of the recipient and the anticipated contribution of the recipient to the attainment of our long-term goals. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•	Nonqualified stock options, or NQSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than the greater of the par value of a share of common stock on the date of grant or 85% of fair market value, and usually will become exercisable (at the discretion of our Compensation Committee or the Board of Directors, in the case of awards to non-employee directors) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of performance targets established by our Compensation Committee (or the Board of Directors, in the case of awards to non-employee directors). NQSOs may be granted for any term specified by our Compensation Committee (or the Board of Directors, in the case of awards to non-employee directors), but the term may not exceed ten years.

•	Incentive stock options, or ISOs, will be designed to comply with the provisions of the Internal Revenue Code and will be subject to specified restrictions contained in the Internal Revenue Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee’s termination of employment, and must be exercised within the ten years after the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of our capital stock, the 2007 Plan provides that the exercise price must be more than 110% of the fair market value of a share of common stock on the date of grant and the ISO must expire upon the fifth anniversary of the date of its grant.

•	Restricted stock may be granted to participants and made subject to such restrictions as may be determined by our Compensation Committee (or the Board of Directors, in the case of awards to non-employee directors). Typically, restricted stock may be forfeited for no consideration if the conditions or restrictions are not met, and may not be sold or otherwise transferred to third parties until restrictions are removed or expire. Recipients of restricted stock, unlike recipients of options, may have voting rights and may receive dividends, if any, prior to the time when the restrictions lapse.

•	Restricted stock units may be awarded to participants, typically without payment of consideration or for a nominal purchase price, but subject to vesting conditions including continued employment or on performance criteria established by our Compensation Committee (or the Board of Directors, in the case of awards to non-employee directors). Like restricted stock, restricted stock units may not be sold or otherwise transferred or hypothecated until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•	SARs may be granted in connection with stock options or other awards, or separately. SARs granted under the 2007 Plan in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over the exercise price of the related option or other awards. Except as required by Section 162(m) of the Internal Revenue Code with respect to SARs intended to qualify as performance-based compensation, there are no restrictions specified in the 2007 Plan on the exercise of SARs or the amount of gain realizable therefrom. Our Compensation Committee (or the Board of Directors, in the case of awards to non-employee directors) may elect to pay SARs in cash or in common stock or in a combination of both.

•	Dividend equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the stock options, SARs or other awards held by the participant.

•	Performance awards (i.e., performance share awards, performance stock units, performance bonus awards, performance-based awards and deferred stock) may be granted by our Compensation Committee (or the Board of Directors, in the case of awards to non-employee directors) on an individual or group basis. Generally, these awards will be based upon specific performance targets and may be paid in cash or in common stock or in a combination of both. Performance awards may include “phantom” stock awards that provide for payments based upon increases in the price of our common stock over a predetermined period. Performance awards may also include bonuses that may be granted by our Compensation Committee (or the Board of Directors, in the case of awards to non- employee directors) on an individual or group basis, which may be paid on a current or deferred basis and may be payable in cash or in common stock or in a combination of both. The maximum amount of any such bonuses to a “covered employee” within the meaning of Section 162(m) of the Internal Revenue Code must not exceed $1,000,000 for any fiscal year during the term of the 2007 Plan.

•	Stock payments may be authorized by our Compensation Committee (or the Board of Directors, in the case of awards to non-employee directors) in the form of common stock or an option or other right to purchase common stock as part of a deferred compensation arrangement, made in lieu of all or any part of compensation, including bonuses, that would otherwise be payable to employees, consultants or members of our Board of Directors.

Corporate Transactions

In the event of a change of control where the acquiror does not assume awards granted under the 2007 Plan, awards issued under the 2007 Plan will be subject to accelerated vesting such that 100% of the awards will become vested and exercisable or payable, as applicable. Under the 2007 Plan, a change of control is generally defined as:

•	a transaction or series of related transactions (other than an offering of our stock to the general public through a registration statement filed with the United States Securities and Exchange Commission, or SEC) whereby any person or entity or related group of persons or entities (other than us, our subsidiaries, an employee benefit plan maintained by us or any of our subsidiaries or a person or entity that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, us) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of more than 50% of the total combined voting power of our securities outstanding immediately after such acquisition;

•	during any two-year period, individuals who, at the beginning of such period, constitute our Board of Directors together with any new director(s) whose election by our Board of Directors or nomination for election by our shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of our Board of Directors;

•	our consummation (whether we are directly or indirectly involved through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination that results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company’s outstanding voting securities or a merger, consolidation, reorganization, or business combination after which no person or entity owns 50% of the successor company’s voting power, (y) the sale, exchange or transfer of all or substantially all of our assets in any single transaction or series of transactions or (z) the acquisition of assets or stock of another entity.

Amendment and Termination of the 2007 Plan

Our Board of Directors or our Compensation Committee may terminate, amend or modify the 2007 Plan. However, shareholder approval of any amendment to the 2007 Plan will be obtained to the extent necessary and desirable to comply with any applicable law, regulation or stock exchange rule, or for any amendment to the 2007 Plan that increases the number of shares available under the 2007 Plan. If not terminated earlier by the Compensation Committee or the Board of Directors, the 2007 Plan will terminate on the tenth anniversary of the date of its initial approval by our Board of Directors.

2007 Employee Stock Purchase Plan

Our Board of Directors has adopted the 2007 Employee Stock Purchase Plan, or the Purchase Plan, which will be submitted to our shareholders for their approval within twelve months from the date our Board of Directors approved the Purchase Plan. The Purchase Plan is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of common stock with accumulated payroll deductions. However, the Board of Directors will not establish the first offering period (as further described below) earlier than the first anniversary and no later than the fourth anniversary of the date immediately preceding the date of our initial public offering, and the Purchase Plan will terminate on such fourth anniversary if our Board of Directors does not take action to commence the first offering period under the Purchase Plan prior to such date.

We have initially reserved a total of 588,235 shares of our common stock for issuance under the Purchase Plan. The Purchase Plan will contain an “evergreen provision” that allows for an annual increase in the number of shares available for issuance under the Purchase Plan on July 1 of each year during the ten-year term of the Purchase Plan, beginning on July 1 following the fiscal year in which the first offering period commences. The annual increase shall be equal to the least of:

•	2% of our outstanding common stock on the applicable July 1;

•	1,372,549 shares; or

•	a lesser amount determined by our Board of Directors.

Therefore, the Purchase Plan provides for an aggregate limit of 588,235 shares of common stock plus the share increases as a result of the “evergreen provision” which may be issued under the Purchase Plan over the course of its ten-year term. The material terms of the Purchase Plan are summarized below. The Purchase Plan is filed as an exhibit to the registration statement of which this prospectus is a part.

The Purchase Plan will have consecutive three-month offering periods. Under the Purchase Plan, purchases will be made on the last day of each offering period. The first offering period will commence no earlier than the first anniversary and no later than the fourth anniversary of the date immediately preceding the date of our initial public offering. A new three-month offering period will commence on each applicable January 1, April 1, July 1 and October 1 thereafter during the term of the Purchase Plan. Our Compensation Committee may change the frequency and duration of offering periods under the Purchase Plan.

Individuals scheduled to work more than 20 hours per week for more than five calendar months per year may join an offering period on the first day of the offering period to the extent such individual does not, immediately after any rights under the Purchase Plan are granted, own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our common or other stock or of our parent or a subsidiary. As of June 30, 2007, 439 of our employees would have been eligible to participate in the Purchase Plan if it were in effect.

Participants may contribute up to 20% of their cash earnings through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each purchase date. The purchase price per share will be between 85% and 95% of the fair market value per share on the first day of the offering period or on the purchase date, as determined by our Board of Directors. In each calendar year, no employee is permitted to purchase more than $25,000 worth of shares at the fair market value determined as of the first day of the offering period.

In the event of a proposed sale of all or substantially all of our assets, or our merger with or into another company, the outstanding rights under the Purchase Plan will be assumed or an equivalent right substituted by the successor company or its parent. If the successor company or its parent refuses to assume the outstanding rights or substitute an equivalent right, then all outstanding purchase rights will automatically be exercised prior to the effective date of the transaction. The purchase price will be equal to between 85% and 95% of the market value per share on the first day of the offering period in which the acquisition occurs or the date the purchase rights are exercised, as determined by our Board of Directors.

The Purchase Plan will terminate no later than the tenth anniversary of the Purchase Plan’s initial adoption by our Board of Directors.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

The following is a summary of transactions since July 1, 2004 to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements that are described under the section of this prospectus entitled “Compensation Discussion and Analysis.”

Policies and Procedures for Related-Party Transactions

We recognize that related party transactions present a heightened risk of conflicts of interest and in connection with this offering, have adopted a policy to which all related party transactions shall be subject. Pursuant to the policy, the audit committee of our board of directors, or in the case of a transaction in which the aggregate amount is, or is expected to be, in excess of $250,000, the board of directors will review the relevant facts and circumstances of all related party transactions, including, but not limited to, (i) whether the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party and (ii) the extent of the related party’s interest in the transaction. Pursuant to the policy, no director, including the chairman of the audit committee may participate in any approval of a related party transaction to which he or she is a related party.

The audit committee will then, in its sole discretion, either approve or disapprove the transaction.

Certain types of transactions, which would otherwise require individual review, have been pre-approved by the audit committee. These types of transactions include, for example, (i) compensation to an officer or director where such compensation is required to be disclosed in our proxy statement, (ii) transactions where the interest of the related party arises only by way of a directorship or minority stake in another organization that is a party to the transaction and (iii) transactions involving competitive bids or fixed rates. Additionally, pursuant to the terms of our related party transaction policy, all related party transactions are required to be disclosed in the Company’s applicable filings as required by the Securities Act and the Exchange Act and related rules. Furthermore, any material related party transactions are required to be disclosed to the full Board of Directors. In connection with becoming a public company, we will establish new internal policies relating to disclosure controls and procedures, which we expect will include policies relating to the reporting of related party transactions that are pre-approved under our related party transactions policy.

All of the transactions set forth below were approved by a majority of the board of directors, including a majority of the independent and disinterested members of the board of directors prior to the adoption of our related party transaction policy. We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties.

  Loan From Director Stockholders

On June 28, 2005, the Company entered into a loan commitment with certain of its director stockholders and their affiliates. The loan, which was made to supplement our working capital, entitled us to borrow up to $8.050 million in two installments. In June 2005, we borrowed $4.025 million. The loan was secured by our accounts receivable and certain other assets and was to mature on December 31, 2006. However, we paid the loan in full, including $1.0 million in interest, on December 21, 2006 and all obligations relating to the loan have since been released.

  Stockholders Agreement

We entered into a Second Amended and Restated Stockholders Agreement, dated December 19, 2003, with the holders of our common stock and the holders of our Series B and Series C preferred stock. We refer to this agreement below as the stockholders agreement. The stockholders agreement contains certain transfer restrictions, preemptive rights and drag-along rights, each of which will terminate upon completion of this offering.

Pursuant to the stockholders agreement, holders of shares of our common stock and preferred stock have the registration rights described below. These registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration and our right to postpone a requested registration for a period of no more than 120 days if our board determines such registration would be detrimental to us.

The holders of at least one-third of the shares of our common stock issued or issuable to our preferred stockholders upon conversion of their preferred stock, subject to certain exceptions, may require us to file a registration statement under the Securities Act at our expense with respect to such shares of common stock. We are not obligated to take any action to effect any registration demanded pursuant to the stockholders agreement during the period starting 60 days prior to and ending six months following the effective date of any registration statement pertaining to any of our securities. The stockholders agreement grants three such demand registration rights.

Beginning six months after this offering, if we propose to register any shares of our common stock, persons owning or having the right to acquire shares of our common stock are entitled to notice of such registration and are entitled to include shares of their common stock therein.

We are obligated to pay all registration expenses, other than underwriting commissions, brokerage fees or transfer taxes related to any demand or piggyback registration. Each holder agrees not to undertake any public sale or distribution of shares of our common stock during the 180-day period following the closing of an initial public offering of our common stock. The stockholders agreement contains customary indemnification provisions.

  Individual Stockholder Agreements

We entered into a Stockholder Agreement with our Chief Executive Officer, Ronald J. Packard, and Knowledge Universe Learning, Inc. (KULI) dated April 26, 2000. Pursuant to that agreement, Mr. Packard granted to KULI an irrevocable proxy to vote and/or give written consents with respect to any and all shares of the Company owned by Mr. Packard and/or standing in the name of Mr. Packard on the books and records of the Company or with respect to which Mr. Packard otherwise may be entitled to vote at any and all annual or special meetings of the stockholders of the Company or by written consent. Upon the completion of this offering, this agreement shall automatically terminate.

We entered into a Stockholder Agreement with William J. Bennett and KULI on February 20, 2000. Dr. Bennett resigned as a director and our Chairman in October 2005, at which time certain terms of this agreement were amended in connection with his resignation. Upon the closing of the offering, any antidilution rights that remain in the agreement will terminate.

  Employment Agreements

We have entered into employment with certain of our executive officers. For more information regarding these agreements. See “Compensation Discussion and Analysis — Employment Agreements.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following table provides certain information regarding the beneficial ownership of our outstanding capital stock as of September 30, 2007, after giving effect to the 1 for 5.10 reverse stock split that was affected on November 2, 2007, for:

•	each person or group who beneficially owns more than 5% of our capital stock on a fully diluted basis;

•	each of the executive officers named in the Summary Compensation Table;

•	each of our directors;

•	each of the selling stockholders; and

•	all of our directors and executive officers as a group.

Unless otherwise noted, the address for each director and executive officer is c/o K12 Inc., 2300 Corporate Park Drive, Herndon, VA 20171.

	Shares Beneficially
	Owned Prior			Shares Beneficially			Shares Beneficially Owned
	to This		Shares to	Owned After This		Shares to be	After this Offering with
	Offering(1)		be Sold in	Offering		Sold in the	the Over-Allotment
Name of Beneficial Owner	Number	Percent	This Offering	Number	Percent	Over-Allotment	Number	Percent

Executive Officers
Ronald J. Packard(2)	917,908	4.07%	—	917,908	3.29%	—	917,908	3.29%
John F. Baule(3)	122,547	*	—	122,547	*	—	122,547	*
Bror V. H. Saxberg(4)	91,910	*	—	91,910	*	—	91,910	*
Howard D. Polsky(5)	22,253	*	—	22,253	*	—	22,253	*
Nancy Hauge(6)	15,808	*	—	15,808	*	—	15,808	*
Celia M. Stokes(7)	14,704	*	—	14,704	*	—	14,704	*
Bruce J. Davis	—	—	—	—	—	—	—	—
George B. Hughes, Jr.	—	—	—	—	—	—	—	—
Directors
Andrew H. Tisch(8)	1,087,195	4.95%	—	1,087,195	3.98%		1,087,195	3.98%
Thomas J. Wilford(9)	825,993	3.76%	—	825,993	3.03%	—	825,993	3.03%
Guillermo Bron(10)	84,850	*	—	84,850	*	—	84,850	*
Steven B. Fink(11)	23,157	*	—	23,157	*	—	23,157	*
Liza A. Boyd(12)	—	—	—	—	—	—	—	—
Dr. Mary H. Futrell	—	—	—	—	—	—	—	—
All Directors and Executive Officers as a Group (14 persons)	3,206,325	14.04%		3,206,325	11.38%		3,206,325	11.38%
Beneficial Owners of 5% or More of Our Outstanding Common Stock
Learning Group LLC(13)	5,274,254	24.06%	—	5,274,254	19.35%	—	5,274,254	19.35%
CV II Entities(14)	3,448,294	15.71%	—	3,448,294	12.64%	—	3,448,294	12.64%
Mollusk Holdings, LLC(15)	2,549,427	11.51%	—	2,549,427	9.28%	—	2,549,427	9.28%
First Dallas International Ltd.(16)	1,566,468	7.14%	—	1,207,175	4.43%	—	1,110,128	4.07%
Locke Limited(16)	1,566,468	7.14%	299,379	1,207,175	4.43%	33,954	1,110,128	4.07%
Stargate, Ltd.(16)	1,566,468	7.14%	—	1,207,175	4.43%	—	1,110,128	4.07%
Tallulah, Ltd.(16)	1,566,468	7.14%	59,914	1,207,175	4.43%	63,093	1,110,128	4.07%

	Shares Beneficially
	Owned Prior			Shares Beneficially			Shares Beneficially Owned
	to This		Shares to	Owned After This		Shares to be	After this Offering with
	Offering(1)		be Sold in	Offering		Sold in the	the Over-Allotment
Name of Beneficial Owner	Number	Percent	This Offering	Number	Percent	Over-Allotment	Number	Percent

Other Selling Stockholders
Alscott Investments, LLC(17)	825,993	3.77%	278,699	547,294	2.01%	126,334	420,960	1.54%
Continental Casualty Company(18)	731,636	3.34%	251,716	479,920	1.76%	114,102	365,818	1.34%
Bennett Family Investment Limited Partnership II(19)	588,233	2.68%	101,189	487,044	1.79%	106,558	380,486	1.40%
Madison West Associates Corp.(20)	341,430	1.56%	117,467	223,963	*	123,699	100,264	*
Irani Family Limited Partnership II(21)	304,502	1.39%	34,921	269,581	*	36,773	232,808	*
MBNA Community Development Corporation(22)	292,654	1.33%	100,686	191,968	*	106,028	85,940	*
Adase Partners, L.P.(23)	249,834	1.14%	41,682	203,883	*	—	203,883	*
AT Investors, LLC(24)	249,834	1.14%	4,269	203,833	*	—	203,883	*
RS Associates(25)	178,765	*	29,411	149,354	*	—	149,354	*
LexMap, LLC(26)	166,377	*	57,241	109,136	*	60,278	48,858	*
Westbury Capital, L.P.(27)	152,456	*	52,452	100,004	*	55,235	44,769	*
David F. Nathanson, Trustee(28)	83,188	*	28,620	54,568	*	30,139	24,429	*
Douglas I. Lovison IRA Bear Sterns Sec. Corp. Custodian(29)	73,163	*	18,235	54,928	*	—	54,928	*
David William Hanna, Trustee(30)	73,162	*	10,068	48,085	*	10,603	21,676	*
Violet Hanna & David W. Hanna, Trustees(31)	73,162	*	10,068	48,085	*	10,603	21,676	*
Hanna Ventures, LLC(32)	73,162	*	4,941	48,085	*	5,203	21,676	*
Peter W. May(33)	48,775	*	16,258	32,517	*	—	32,517	*
Nelson Peltz(34)	48,775	*	16,258	32,517	*	—	32,517	*
BuenaVentura Communications(35)	47,556	*	16,361	31,195	*	17,229	13,966	*
David S. Kyman(36)	478	*	165	313	*	169	144	*

*	Less than 1% beneficial ownership.

(1)	Beneficial ownership of shares is determined in accordance with the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, to our knowledge, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by the stockholder. The number of shares beneficially owned by a person includes shares of common stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of September 30, 2007 and not subject to repurchase as of that date. Shares issuable pursuant to options and warrants are deemed outstanding for calculating the percentage ownership of the person holding the options and warrants but are not deemed outstanding for the purposes of calculating the percentage ownership of any other person. For purposes of this table, the number of shares of common stock outstanding as of September 30, 2007 is deemed to be 21,924,892 after giving effect to the conversion of our outstanding preferred stock into 19,879,675 shares of common stock immediately prior to the closing of this offering. For purposes of calculating the percentage beneficially owned by any person, shares of common stock issuable to such person upon the exercise of any options or warrants exercisable within 60 days of September 30, 2007 are also assumed to be outstanding.

(2)	Includes options for 622,543 shares of common stock and warrants to purchase 1,248 shares of common stock. These totals include both shares and options held individually and in the 2006 Packard Investment Partnership, L.P.

(3)	Includes options for 122,547 shares of common stock.

(4)	Includes options for 33,087 shares of common stock.

(5)	Includes options for 22,253 shares of common stock.

(6)	Includes options for 15,808 shares of common stock.

(7)	Includes options for 14,704 shares of common stock.

(8)	Includes options for 36,758 shares of common stock and warrants to purchase 2,497 shares of common stock. Also includes 244,882 shares of common stock issuable upon conversion of preferred stock held by Andrew H. Tisch 1991 Trust #2, 35,711 shares of common stock issuable upon conversion of preferred stock held by KAL Family Partnership and 35,711 shares of common stock issuable upon conversion of preferred stock held by KSC Family Partnership. Mr. Tisch has voting and investment control with respect to the shares held by these entities. The address of these stockholders is c/o Loews Corporation, 667 Madison Avenue, 7th Floor, New York, New York 10021. Also includes 731,636 shares of common stock issuable upon conversion of preferred stock held by Continental Casualty Company. Mr. Tisch is on the board of directors of CNA Financial Corporation, which is affiliated with Continental Casualty Company. Mr. Tisch disclaims beneficial ownership of the shares held by Continental Casualty Company. The address for Continental Casualty Company is c/o CNA Financial Corporation, CNA Center, Chicago, Illinois 60685.

(9)	Includes options for 15,926 shares of common stock. Also includes 810,067 shares of common stock held by Alscott Investments, LLC. Mr. Wilford has voting and investment power with respect to shares held by this stockholder. The address of Alscott Investments, LLC is 501 Baybrook Court, Boise, Idaho 83706. Mr. Wilford disclaims beneficial ownership of the shares held by Alscott Investment, LLC except to the extent of his pecuniary interest therein.

(10)	Includes 84,850 shares of common stock issuable upon conversion of preferred stock held by The Bron Trust, dated July 27, 1998. Mr. Bron is not the trustee of The Bron Trust, however, he is the beneficiary of The Bron Trust and, therefore, is deemed to beneficially own such shares. Mr. Bron disclaims beneficial ownership of the shares held by The Bron Trust except to the extent of his pecuniary interest, if any, therein.

(11)	Includes options for 23,157 shares of common stock. Does not include the shares of common stock or preferred stock held by Mollusk Holdings, LLC. Mr. Fink is the Chief Executive Officer of Lawrence Investments, LLC. Lawrence Investments, LLC is a managing member of Mollusk Holdings, LLC. Mr. Fink does not have voting power nor investment power with respect to the common stock directly or beneficially owned by Mollusk Holdings, LLC.

(12)	Does not include the shares of preferred stock or options to acquire common stock held by Constellation Venture Capital II, L.P., Constellation Venture Capital Offshore II, L.P., The BSC Employee Fund IV, L.P. and CVC II Partners, LLC (See note (14)). Ms. Boyd is a Managing Director of Constellation Ventures. Ms. Boyd does not have voting power nor investment power with respect to the common stock beneficially owned by such funds.

(13)	Includes 4,665,083 shares of common stock issuable upon conversion of preferred stock. Learning Group LLC may be deemed to be controlled by Michael R. Milken and/or Lowell J. Milken and as such, Michael R. Milken and/or Lowell J. Milken may be deemed to have the power to exercise investment and voting control over, and to share in the beneficial ownership of, the shares beneficially owned by Learning Group LLC. The address for Messrs. M. Milken and L. Milken and Learning Group LLC is 1250 Fourth Street, Santa Monica, CA 90401.

(14)	The CV II Entities consist of (i) Constellation Venture Capital II, L.P. (CVC II), (ii) Constellation Venture Capital Offshore II, L.P. (Offshore), (iii) The BSC Employee Fund IV, L.P. (BSC) and (iv) CVC II Partners, LLC (CVC II Partners, and together with CVC II, Offshore and BSC, the Constellation Funds). Constellation Ventures Management II LLC is the sole general partner of CVC II, the sole general partner of Offshore and the sole managing general partner of BSC. Bear Stearns Asset Management Inc. is the managing member of CVC II Partners and the investment adviser to each Constellation Fund. Clifford Friedman is a member of Constellation Ventures Management II, LLC and a senior managing director of Bear Stearns Asset Management Inc. The Bear Stearns Companies Inc., a registered broker-dealer, is the sole managing member of Constellation Ventures Management II, LLC and the parent corporation of Bear Stearns Asset Management Inc. Constellation Ventures Management II, LLC, Bear Stearns Asset Management Inc. and Mr. Friedman share investment and voting control of shares beneficially owned by CVC II, Offshore and BSC. Bear Stearns Asset Management Inc. exercises sole investment and voting control of the shares beneficially owned by CVC II Partners. The address for each such entity and person is 237 Park Avenue, New York, New York 10017.

The holdings of the CV II Entities include: (i) 1,807,854 shares of common stock issuable upon conversion of preferred stock held by CVC II and options for 15,550 shares of common stock assigned to CVC II by Ms. Boyd or a former director appointed by the Constellation Funds; (ii) 854,698 shares of common stock issuable upon conversion of preferred stock held by Offshore and options for 7,352 shares of common stock assigned to Offshore by Ms. Boyd or a former director appointed by the Constellation Funds; (iii) 716,227 shares of common stock issuable upon conversion of preferred stock held by BSC and options for 6,160 shares of common stock assigned to BSC by Ms. Boyd or a former director appointed by the Constellation Funds; and (iv) 40,108 shares of common stock issuable upon conversion of preferred stock held by CVC II Partners and options for 345 shares of common stock assigned to CVC II Partners by Ms. Boyd or a former director appointed by the Constellation Funds. Ms. Boyd is affiliated with the Constellation Funds but disclaims beneficial ownership of the shares held by them. The CV II Entities has informed us that it purchased the shares being registered on their behalf in the ordinary course of business and, at the time of their purchase, had no agreement or understanding, directly or indirectly, with any person to distribute those shares.

(15)	Includes 1,561,253 shares of common stock issuable upon conversion of preferred stock and warrants to purchase shares of preferred stock convertible into 228,270 shares of common stock upon consummation of this offering. The address of this stockholder is 101 Ygnacio Valley Road, Suite 310, Walnut Creek, California 94596. Cephalopod Corporation and Lawrence Investments, LLC are the members of Mollusk Holdings, LLC. Cephalopod Corporation is the managing member of Mollusk Holdings, LLC. Mr. Lawrence J. Ellison is the Chief Executive Officer of Cephalopod Corporation. The Lawrence J. Ellison Revocable Trust U/D/D 12/8/95 (“Ellison Trust”), Philip B. Simon and Steven B. Fink are the members of Lawrence Investments, LLC. Mr. Fink is the Chief Executive Officer of Lawrence Investments, LLC and Mr. Simon is the President of Lawrence Investments, LLC. Mr. Ellison is the sole beneficiary and co-trustee of the Ellison Trust. Mr. Simon is the other co-trustee. Mr. Ellison may be deemed to exercise investment and voting control over the shares beneficially owned by Mollusk Holdings, LLC. The address for Mr. Ellison is 500 Oracle Parkway, Redwood Shores, California 94065.

(16)	The general partner of Tallulah, Ltd. (Tallulah) is Mr. Sam Wyly. Mr. Sam Wyly’s children are contingent beneficiaries of a trust that is the owner of all of the shares of stock of Locke Limited (Locke). The general partner of Stargate, Ltd. (Stargate) is The Charles J. Wyly, Jr. and Caroline D. Wyly Revocable Trust of which Mr. Charles J. Wyly, Jr. is a trustee. Mr. Charles J. Wyly, Jr.’s children or Mr. Charles J. Wyly, Jr., his spouse and his issue are present or contingent beneficiaries of certain trusts that own subsidiaries that are the owners of all of the shares of stock of First Dallas International Ltd. (First Dallas). First Dallas is under voluntary liquidation under the direction of Kinetic Partners Cayman LLP. Mr. Sam Wyly and Mr. Charles J. Wyly, Jr. are brothers. Collectively, Sam Wyly, Charles J. Wyly, Jr., Tallulah, Stargate, Locke and First Dallas may be deemed to beneficially own, for purposes of Section 13(d) of the Exchange Act, 1,566,472 shares of common stock issuable upon conversion of preferred stock. The address for each of Tallulah, and Stargate is c/o Highland Stargate, Ltd., 300 Crescent Court, Suite 1000, Dallas, Texas 75201. The address for Locke is International House, Castle Hill, Victoria Road, Douglas, Isle of Man IM2 4RB. The address for First Dallas is c/o Kinetic Partners, P.O. Box 10387, Grand Cayman Islands KY1-1004.

Includes 435,217 shares of common stock issuable upon conversion of preferred stock held by First Dallas, 870,175 shares of common stock issuable upon conversion of preferred stock held by Locke, 86,938 shares of common stock issuable upon conversion of preferred stock held by Stargate and 174,138 common stock issuable upon conversion of preferred stock held by Tallulah. Locke disclaims beneficial ownership of the shares held by First Dallas, Stargate and Tallulah.

(17)	Includes 810,067 shares of common stock issuable upon conversion of preferred stock and options for 15,926 shares of common stock. Thomas Wilford has voting and investment power with respect to shares held by Alscott Investments, LLC. In addition, J.B. Scott, by way of his ownership of the managing member of Alscott Investments, LLC, may also be deemed to have voting and investment power with respect to shares owned by Alscott Investments, LLC.

(18)	Includes 731,636 shares of common stock issuable upon conversion of preferred stock. Continental Casualty Company is a subsidiary of CNA Financial Corporation, a NYSE listed and traded company. As such, CNA Financial Corporation may also be deemed to have voting and investment power with respect to shares owned by Continental Casualty Company. Continental Casualty Company is affiliated with CNA Investor Services, Inc., a limited purpose broker-dealer that does not participate in initial public offerings. Continental Casualty Company has informed us that it purchased the shares being registered on its behalf in the ordinary course of business and, at the time of its purchase, had no agreement or understanding, directly or indirectly, with any person to distribute those shares.

(19)	Includes options for 294,116 shares of common stock. William J. Bennett is the general partner of Bennett Family Investment Limited Partnership II and as such, Mr. Bennett may be deemed to have voting and investment power with respect to shares owned by Bennett Family Investment Limited Partnership II.

(20)	Includes 341,430 shares of common stock issuable upon conversion of preferred stock. Madison West Associates Corp. is a subsidiary of Triarc Companies, Inc. The Capital and Investment Committee of the Board of Directors of Triarc Companies, Inc. has voting and investment power with respect to shares owned by Madison West Associated Corp. The members of the committee are Nelson Peltz, Chairman of Triarc Companies, Inc., Peter W. May, Vice Chairman of Triarc Companies, Inc., and Roland C. Smith, Chief Executive Officer of Triarc Companies, Inc.

(21)	Includes 101,500 shares of common stock issuable upon conversion of preferred stock. Also includes 203,002 shares of common stock issuable upon conversion of preferred stock held by Ray R. Irani, Trustee of the Ray R. Irani Declaration of Trust dtd 11/13/90. Dr. Ray R. Irani is the managing member of the general partner of the Irani Family Limited Partnership II and as such, Dr. Irani may be deemed to have voting and investment power with respect to shares owned by the Irani Family Limited Partnership II.

(22)	Includes 292,654 shares of common stock issuable upon conversion of preferred stock. MBNA Community Development Corporation is a direct wholly-owned subsidiary of Bank of America Corporation, a NYSE listed and traded company. As such, Bank of America Corporation may also be deemed to have voting and investment power with respect to shares owned by MBNA Community Development Corporation. In addition, Bank of America Securities LLC, Banc of America Investment Services, Inc., Banc of America Finance Services, Inc., Columbia Management Distributors, Inc., UST Securities Corp. and LaSalle Financial Services, Inc. (collectively, the Members), each of which is a member of the NASD, is each an affiliate of Bank of America Corporation. As a result, MBNA Community Development Corporation may be deemed to be an affiliate of the Members. MBNA Community Development Corporation has informed us that it purchased the shares being registered on its behalf in the ordinary course of business and, at the time of its purchase, had no agreement or understanding, directly or indirectly, with any person to distribute those shares.

(23)	Includes 166,729 shares of common stock issuable upon conversion of preferred stock. Also includes 17,075 shares of common stock issuable upon conversion of preferred stock held by AT Investors, LLC, 45,202 shares of common stock issuable upon conversion of preferred stock held by Bahram Nour-Omid and options for 20,828 shares of common stock held by Arthur Bilger. Arthur Bilger has voting and investment power with respect to shares owned by both Adase Partners, L.P. and AT Investors, LLC.

(24)	Includes 17,075 shares of common stock issuable upon conversion of preferred stock. Also includes 166,729 shares of common stock issuable upon conversion of preferred stock held by Adase Partners, L.P., 45,202 shares of common stock issuable upon conversion of preferred stock held by Bahram Nour-Omid and options for 20,828 shares of common stock held by Arthur Bilger. Arthur Bilger has voting and investment power with respect to shares owned by both Adase Partners, L.P. and AT Investors, LLC.

(25)	Includes 178,765 shares of common stock issuable upon conversion of preferred stock. Ralph Finerman has voting and investment power with respect to shares owned by RS Associates.

(26)	Includes 166,377 shares of common stock issuable upon conversion of preferred stock. Marc Nathanson and Lou Gonda have voting and investment power with respect to shares owned by LexMap, LLC.

(27)	Includes 152,456 shares of common stock issuable upon conversion of preferred stock. J.G. Fogg & Co. is the general partner of Westbury Capital, L.P. and Joseph G. Fogg III is the majority owner of J.G. Fogg & Co. As such, Mr. Fogg may be deemed to have voting and investment power with respect to shares owned by Westbury Capital, L.P.

(28)	Includes 83,188 shares of common stock issuable upon conversion of preferred stock. Mr. Nathanson is the trustee for the David F. Nathanson Revocable Trust dtd 7/22/06.

(29)	Includes 73,163 shares of common stock issuable upon conversion of preferred stock. Douglas I. Lovison has voting and investment power with respect to shares owned by Douglas I. Lovison IRA, Bear Stearns Securities Corporation, Custodian.

(30)	Includes 29,265 shares of common stock issuable upon conversion of preferred stock. Also includes 29,265 shares of common stock issuable upon conversion of preferred stock held by Violet Hanna & David W. Hanna, Trustees for the Hanna Living Trust dtd 7/7/83 and 14,632 shares of common stock issuable upon conversion of preferred stock held by Hanna Ventures, LLC. Mr. Hanna is the trustee for the David William Hanna Trust dtd 10/30/89.

(31)	Includes 29,265 shares of common stock issuable upon conversion of preferred stock. Also includes 29,265 shares of common stock issuable upon conversion of preferred stock held by David William Hanna, Trustee for the David William Hanna Trust dtd 10/30/89 and 14,632 shares of common stock issuable upon conversion of preferred stock held by Hanna Ventures, LLC. Ms. Hanna and Mr. Hanna are the trustees for the Hanna Living Trust dtd 7/7/83.

(32)	Includes 14,632 shares of common stock issuable upon conversion of preferred stock. Also includes 29,265 shares of common stock issuable upon conversion of preferred stock held by David William Hanna, Trustee for the David William Hanna Trust dtd 10/30/89 and 29,265 shares of common stock issuable upon conversion of preferred stock held by Violet Hanna & David W. Hanna, Trustees for the Hanna Living Trust dtd 7/7/83. David W. Hanna and Virginia Hanna are the principals of Hanna Ventures, LLC and as such, they may be deemed to have voting and investment power with respect to shares owned by Hanna Ventures, LLC.

(33)	Includes 48,775 shares of common stock issuable upon conversion of preferred stock.

(34)	Includes 48,775 shares of common stock issuable upon conversion of preferred stock.

(35)	Includes 47,556 shares of common stock issuable upon conversion of preferred stock. David D. Villanueva and Daniel L. Villanueva, in their capacity as officers of BuenaVentura Communications, Inc., may be deemed to have voting and investment power with respect to shares owned by BuenaVentura Communications, Inc.

(36)	Includes 365 shares of common stock issuable upon conversion of preferred stock.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is only a summary, and is qualified in its entirety by reference to the actual terms and provisions of the capital stock contained in our Amended and Restated Certificate of Incorporation, as amended, Bylaws, as amended, and other agreements to which we and our stockholders are parties.

As of September 30, 2007, there were 2,045,217 shares of common stock outstanding, held of record by 40 stockholders, and there were 51,524,974 shares of Series B preferred stock and 49,861,562 shares of Series C preferred stock outstanding, held of record by 62 and 39 stockholders, respectively.

Immediately prior to the completion of this offering, all outstanding shares of our preferred stock will be converted into shares of our common stock pursuant to the terms thereof without any further action required by us or the holders of the preferred stock. Upon completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share, all of which shares of preferred stock will be undesignated.

Common Stock

The holders of our common stock are entitled to the following rights:

Voting Rights

Each share of our common stock entitles its holder to one vote per share on all matters to be voted upon by the stockholders. There is no cumulative voting, which means that a holder or group of holders of more than 50% of the shares of our common stock can elect all of our directors.

Dividend Rights

The holders of our common stock are entitled to receive dividends when and as declared by our board of directors from legally available sources, subject to any restrictions in our Amended and Restated Certificate of Incorporation, as amended, or prior rights of the holders of our preferred stock. See “Dividend Policy.”

Liquidation Rights

In the event of our liquidation or dissolution, the holders of our common stock are entitled to share ratably in the assets available for distribution after the payment of all of our debts and other liabilities, subject to the prior rights of the holders of our preferred stock.

Other Matters

The holders of our common stock have no subscription, redemption or conversion privileges. Our common stock does not entitle its holders to preemptive rights. All of the outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue in the future.

Preferred Stock

Our board of directors has the authority to issue preferred stock in one or more classes or series and to fix the designations, powers, preferences, and rights, and the qualifications, limitations or restrictions thereof including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring, or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. As of September 30, 2007, there was 51,524,974 shares of Series B preferred stock and 49,861,562 of Series C preferred stock issued and outstanding.

Governing Documents and Delaware Law that May Have an Antitakeover Effect

The provisions of (1) Delaware law, (2) our amended and restated certificate of incorporation to be effective upon completion of this offering, and (3) our amended and restated bylaws to be effective upon completion of this offering, which are discussed below, could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Upon consummation of the offering, we expect that our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that could have the effect of discouraging potential acquisition proposals or tender offers or delaying or preventing a change of control of the Company. In particular, we expect that our amended and restated certificate of incorporation and amended and restated bylaws, as applicable, among other things, will:

•	provide that special meetings of the stockholders may be called only by our Chairman of the Board, Chief Executive Officer, by the request in writing of a majority of the members of the board of directors or by the request in writing of stockholders holding in aggregate at least 40 % of the number of shares outstanding;

•	establish procedures with respect to stockholder proposals and stockholder nominations, including requiring advance written notice of a stockholder proposal or director nomination;

•	not permit action by stockholders by written consent in lieu of a meeting of stockholders;

•	not include a provision for cumulative voting in the election of directors. Under cumulative voting, a minority stockholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority stockholders to effect changes in the board of directors and, as a result, may have the effect of deterring a hostile takeover or delaying or preventing changes in control or management of our company;

•	provide that vacancies on our board of directors may be filled by a majority of directors in office, although less than a quorum, and not by the stockholders;

•	require that the vote of holders of 66 2/3% of the voting power of the outstanding shares entitled to vote generally in the election of directors is required to amend our amended and restated certificate of incorporation and amended and restated bylaws; and

•	provide that the board of directors has the power to alter, amend or repeal the bylaws without stockholder approval.

Following the completion of this offering, our amended and restated certificate of incorporation will authorize our board of directors, without further vote or action by the stockholders, to issue up to 10,000,000 shares of preferred stock, par value $0.0001 per share, in one or more classes or series, and to fix or alter:

•	the number of shares constituting any class or series;

•	the designations, powers and preferences of each class or series;

•	the relative, participating, optional and other special rights of each class or series; and

•	any qualifications, limitations or restrictions on each class or series.

The above provisions are intended to promote continuity and stability in the composition of our board of directors and in the policies formulated by the board, and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are expected to reduce our vulnerability to unsolicited acquisition attempts as well as discourage certain tactics that may be used in proxy fights. Such provisions, however, could discourage others from making tender offers for our shares and, as a consequence, may also inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. These provisions could also operate to prevent changes in our management.

Delaware Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, or the DGCL. Subject to certain exceptions, Section 203 prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time that the stockholder became an interested stockholder, unless:

•	prior to the date of the business combination, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock of the interested stockholder) those shares owned:

•	by persons who are directors and also officers, and

•	by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

A “business combination” includes:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Subject to various exceptions, an “interested stockholder” is an entity or person who, together with affiliates and associates, owns (or within three years from the date of determination, did own) 15% or more of the corporation’s outstanding voting stock. This statute could delay, defer or prohibit a merger or other takeover or a change of control of the Company.

NYSE Arca

We intend to list our common stock on the NYSE Arca under the symbol “LRN.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Registrar and Transfer Company.

CERTAIN UNITED STATES FEDERAL INCOME TAX
CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders of the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, U.S. Department of the Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. This summary is applicable only to non-U.S. holders who hold our common stock as a capital asset (generally, an asset held for investment purposes). We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	entities treated as partnerships for U.S. federal income tax purposes or investors in such entities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	U.S. expatriates or former long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their tax advisors.

This discussion is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are a holder that, for U.S. federal income tax purposes, is not a U.S. person. For purposes of this discussion, you are a U.S. person if you are:

•	an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the “substantial presence” test under Section 7701(b) of the Code;

•	a corporation, or other entity taxable as a corporation for U.S. tax purposes, created or organized in the United States or under the laws of the United States or of any state therein or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) which has made an election to be treated as a U.S. person.

Distributions

As discussed under “Dividend Policy” above, we do not currently expect to pay dividends or other distributions on our common stock.

If distributions are made on shares of our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, you must provide the appropriate withholding agent with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, where a tax treaty applies, are attributable to a U.S. permanent establishment maintained by you) are exempt from such withholding tax. In order to obtain this exemption, you must provide the appropriate withholding agent with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of any allowable deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the IRS in a timely manner.

Gain on Disposition of Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business (and, where a tax treaty applies, is attributable to a U.S. permanent establishment maintained by you);

•	you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” (a USRPHC) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5% of our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses. You should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. These information reporting requirements apply even if withholding is not required. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in your country of residence.

Payments of dividends made to you will not be subject to backup withholding if you establish an exemption, for example, by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding at a current rate of 28%, may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Payments of the proceeds from a disposition of our common stock effected outside the United States by a non-U.S. holder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to such a payment if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, or a foreign partnership with certain connections with the United States, unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

Payments of the proceeds from a disposition of our common stock by a non-U.S. holder made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS in a timely manner.

SHARES ELIGIBLE FOR FUTURE SALE

If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market following the offering, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Upon completion of the offering, we will have outstanding an aggregate of 27,257,244 shares of our common stock, assuming no exercise of the underwriters’ overallotment option and no exercise of outstanding options and assuming the sale of 882,352 shares of common stock in the Regulation S Transaction (based on an assumed initial public offering price of $17.00 per share, the midpoint of the range set forth on the cover page of this prospectus). Of these shares, all of the shares sold in the offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. This leaves 21,257,244 shares eligible for sale in the public market as follows:

Number of
Shares	Date

359,755	At various times after the date of this prospectus, as described below under “Rule 144” and “Rule 144(k).”
20,897,489	At various times after 180 days from the date of this prospectus as described below under “Lock-up” Agreements.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 272,572 shares immediately after the offering; or

•	the average weekly trading volume of our common stock on NYSE Arca during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. On November 15, 2007, the SEC adopted amendments to Rule 144 which shorten the holding period described above from one year to six months and allow a person who has beneficially owned restricted shares of our common stock for at least six months to sell shares without complying with the volume limitation, manner of sale or notice provisions described above, provided that such person is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, such sale. Any such sales must comply with the public information provision of Rule 144 until our common stock has been held for one year. The amendments will become effective 60 days after publication in the Federal Register.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. The SEC has a proposal pending to shorten the two-year holding period to six months.

The Regulation S Transaction

Assuming an initial public offering price of $17.00 per share, the midpoint of the range set forth on the cover page of this prospectus, we will sell 882,352 shares of common stock in the Regulation S Transaction. The shares to be sold in the Regulation S Transaction are not registered by the registration statement of which this prospectus is a part and have not otherwise been registered under the Securities Act. Pursuant to the terms of Regulation S these shares may not be resold in the United States for a year following the closing date of the Regulation S Transaction, and may be offered or sold only pursuant to an effective registration statement, pursuant to an available exemption from the registration requirements of the Securities Act or in compliance with Regulation S and Rule 144. Upon the expiration of six months following the closing date of the Regulation S Transaction, at the demand of the investor, we are required to register the resale of the shares under the Securities Act. Additionally, the shares to be sold in the Regulation S Transaction are subject to a lock-up pursuant to which the investor has agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC on behalf of the underwriters.

Lock-Up Agreements

All of our officers and directors and certain of our stockholders have entered into lock-up agreements under which they agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, except for shares sold in this offering by the selling stockholders, for a period of 180 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC on behalf of the underwriters.

In addition, at our request, Morgan Stanley & Co. Incorporated has reserved for sale, at the initial public offering price, up to 10% of the shares of common stock offered for sale pursuant to this prospectus for sale to our directors, officers, employees, business associates and related persons in a directed share program. Any of these directed shares purchased by our directors, executive officers, employees and business associates, such as clients or suppliers, will be subject to a 180-day lock-up restriction. Accordingly, the number of shares freely transferable upon completion of this offering will be reduced by the number of directed shares purchased by our directors, executive officers, employees and business associates, and there will be a corresponding increase in the number of shares that become eligible for sale after 180 days from the date of this prospectus.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of the offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Following the offering, we intend to file a registration statement on Form S-8 under the Securities Act covering approximately 6,233,521 shares of common stock issued or issuable upon the exercise of stock options, subject to outstanding options or reserved for issuance under our employee and director stock benefit plans. Accordingly, shares registered under the registration statement will, subject to Rule 144 provisions applicable to affiliates, be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions or the contractual restrictions described above. See “Compensation Discussion and Analysis — Elements of Compensation — Stock Options.”

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Number of
Underwriters	Shares

Morgan Stanley & Co. Incorporated
Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Robert W. Baird & Co. Incorporated
BMO Capital Markets Corp.
ThinkEquity Partners LLC
Subtotal

Total	6,000,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ overallotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $      a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $      a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 900,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. They may exercise this option during the 30-day period from the date of this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $     , the total underwriters’ discounts and commissions would be $     , total proceeds to us would be $      and total proceeds to the selling stockholders would be $     .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We intend to list our common stock on NYSE Arca under the symbol “LRN.”

The following table shows the per share and total underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock from the selling stockholders.

	Paid by Us		Paid by Selling Stockholders		Total
		Full		Full		Full
	No Exercise	Exercise	No Exercise	Exercise	No Exercise	Exercise
Per Share	$	$	$	$	$	$
Total	$	$	$	$	$	$

We will pay all of the expenses of the offering, including those of the selling stockholders from this offering or if the underwriters exercise their overallotment option (other than underwriting discounts and commissions relating to the shares sold by the selling stockholders). We estimate that the expenses of this offering other than underwriting discounts and commissions payable by us will be $3.0 million.

We, our directors, our executive officers, the selling stockholders and certain of our stockholders have agreed that subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	any shares of common stock issued upon the exercise of options granted under existing employee option plans, grants of employee stock options or restricted stock in accordance with the terms in effect on the date hereof and the filing by the Company of any registration statement with the SEC on Form S-8 relating to the offering of securities pursuant to the terms of a plan in effect on the date hereof;

•	the issuance by us of shares of common stock or any security convertible into shares of common stock in connection with a bona fide merger or acquisition transaction; provided, however, that the aggregate number of shares issued in these transactions shall not exceed 5% of the total shares offered in this offering and that any recipient of these shares executes a copy of the lock-up agreement;

•	transactions relating to shares of common stock or other securities acquired in open market transactions after completion of this offering, provided, however, that no filing under the Securities Exchange Act of 1934, as amended (Exchange Act), shall be required or shall be voluntarily made in connection with such transaction

(other than a filing on Form 4 after the expiration of the lock-up period or on a Form 5 made when required); or

•	the transfer of shares of common stock (i) pursuant to a will, other testamentary document or applicable laws of descent, (ii) as a bona fide gift or (iii) to a family member or trust, provided that, in each case, the transferee agrees to be bound in writing by the terms of the lock-up agreement prior to such transfer and no filing by any party (donor, donee, transferor or transferee) under the Exchange Act shall be required or shall be voluntarily made in connection with such transfer (other than a filing on a Form 5 made when required) and such transfer does not involve a disposition for value.

The 180-day restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable restricted period, the “lock-up” restrictions described above will, subject to limited exceptions, continue to apply until the expiration of the 18-day period beginning on the earnings release or the occurrence of the material news or material event.

As of November 14, 2007, approximately 21.6 million of our outstanding shares were subject to lock-up agreements.

In order to facilitate the offering of the common stock, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, penalty bids.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Overallotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the overallotment option. The underwriters may close out any covered short position by either exercising their overallotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Directed Share Program

At our request, Morgan Stanley & Co. Incorporated has reserved for sale, at the initial public offering price, up to 10% of the shares offered in this prospectus for our directors, officers, employees, business associates and related persons. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by Morgan Stanley & Co. Incorporated to the general public on the same basis as the other shares offered in this prospectus.

Pricing of the Offering

Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price will be determined by negotiations among us and the representatives. Among the factors to be considered in determining the initial public offering price will be the future prospects of us and our industry in general and our sales, earnings and certain other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to us. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the shares in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the shares are made. Any resale of the shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

By purchasing shares in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the shares to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

SALES OUTSIDE THE UNITED STATES OTHER THAN CANADA

No common stock has been offered to the public or will be offered to the public in the United Kingdom prior to the publication of a prospectus in relation to the common stock and the approval of the offer by the Financial Services Authority (FSA) or, where appropriate, approval in another Member State and notification to the FSA, all in accordance with the Prospectus Directive, except that an offer of the stock may be made to persons who fall within the definition of “qualified investor” as that term is defined in Section 86(1) of the Financial Services and Markets Act 2000 (FSMA) or otherwise in circumstances which do not result in an offer of transferable securities to the public in the United Kingdom within the meaning of the FSMA;

Each underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any stock in circumstances in which Section 21(1) of the FSMA does not apply to us or to persons who have professional experience in matters relating to investments falling within Article 19(5) of the FSMA; and

Each underwriter has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the stock in, from or otherwise involving the United Kingdom.

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the shares of our common stock that has been approved by France’s Autorité des marchés financiers or by the competent authority of another state that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no shares of our common stock have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors (Permitted Investors) consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or investors belonging to a limited circle of investors (cercle restraint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 411-4, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus or any other materials related to the offering or information contained therein relating to the shares of our common stock has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any Securities acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-l and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

The offering of shares of our common stock has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the CONSOB) pursuant to Italian securities legislation and, accordingly, each underwriter acknowledges and agrees that the shares of our common stock may not and will not be offered, sold or delivered, nor may or will copies of this prospectus or any other documents relating to the shares of our common stock be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended (the Regulation No. 11522), or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Degree No. 58 of February 24, 1998 (the Financial Service Act) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of shares of our common stock or distribution of copies of this prospectus or any other document relating to the shares of our common stock in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (1) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended (the Italian Banking Law), Regulation No. 11522 and any other applicable laws and regulations; (2) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (3) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), and effective as of the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), no common stock have been offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and brought to the attention of the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive. Notwithstanding the foregoing, an offer of common stock may be made effective as of the Relevant Implementation Date to the public in that Relevant Member State at any time:

(1) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(2) to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(3) in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this paragraph, the expression an “offer of common stock to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe for the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This prospectus does not constitute a public offer to sell any common stock to any member of the public in the Cayman Islands.

The common stock may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell stock or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. No advertisement, invitation or document relating to the common stock, whether in Hong Kong or elsewhere, may be issued, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

The common stock have not been and will not be registered under the Securities and Exchange Law of Japan (Law No. 235 of 1948 as amended) (the Securities Exchange Law) and disclosure under the Securities Exchange Law has not been and will not be made with respect to the common stock. Accordingly, the common stock may not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan or to others for re-offering or re-sale, directly or indirectly in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities Exchange Law and other relevant laws, regulations and ministerial guidelines of Japan. As used in this paragraph, “resident of Japan” means any person residing in Japan, including any corporation or other entity organized under the laws of Japan.

This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act (Cap. 289) of Singapore, or the Securities and Futures Act. Accordingly, the common stock may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase of such common stock be circulated or distributed, whether directly or indirectly, to the public or any members of the public in Singapore other than: (1) to an institutional investor or other person falling within Section 274 of the Securities and Futures Act, (2) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (3) pursuant to, and in accordance with the conditions of any other applicable provision of the Securities and Futures Act.

The common stock have not been registered under the South Korean Securities and Exchange Law. The common stock has not been offered, sold or delivered and will not be offered, sold or delivered, directly or indirectly, in South Korea or to, or for the account or benefit of, any resident of South Korea, except as otherwise permitted by applicable South Korean laws and regulations; and any securities dealer to whom any Underwriter sells common stock will agree that it will not offer any common stock, directly or indirectly, in South Korea or to any resident of South Korea, except as permitted by applicable South Korean laws and regulations, or to any other dealer who does not so represent and agree.

The underwriters will not circulate or distribute this prospectus in the People’s Republic of China (PRC) and have not offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly, any securities to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

The offer of the shares has not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities or governmental agencies in the United Arab Emirates. This document is strictly private and confidential and has not been reviewed, deposited or registered with any licensing authority or governmental agency in the United Arab Emirates, and is being issued to a limited number of institutional and/or private investors and must not be provided to any person other than the original recipient and may not be reproduced or used for any other purpose. The shares may not be offered or sold directly or indirectly to the public in the United Arab Emirates.

This statement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority.

This statement is intended for distribution only to Persons of a type specified in those rules. It must not be delivered to, or relied on by, any other Person.

The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it.

The Securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Securities offered should conduct their own due diligence on the Securities.

If you do not understand the contents of this document you should consult an authorised financial adviser.

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the common stock or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the common stock may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the common stock may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by our counsel, Latham & Watkins LLP, Washington, DC. Various legal matters relating to this offering will be passed upon for the underwriters by Davis Polk &Wardwell, New York, New York.

EXPERTS

The consolidated financial statements and schedules included in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended with respect to the shares of our common stock offered by this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents. We have included copies of those documents as exhibits to the registration statement.

The registration statement and the exhibits thereto filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the SEC at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The registration statement and other information filed by us with the SEC are also available at the SECs website at www.sec.gov.

As a result of the offering, we and our stockholders will become subject to the proxy solicitation rules, annual and periodic reporting requirements, restrictions of stock purchases and sales by affiliates and other requirements of the Securities Exchange Act of 1934. We will furnish our stockholders with annual reports containing audited consolidated financial statements by an independent registered accounting firm and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
K12 Inc.
Herndon, Virginia

We have audited the accompanying consolidated balance sheets of K12 Inc. and subsidiaries (the Company) as of June 30, 2007 and 2006 and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended June 30, 2007. We have also audited the schedules listed in the accompanying index. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedules are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedules, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedules. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of K12 Inc. and subsidiaries at June 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective July 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment.”

Also, in our opinion, the schedules present fairly, in all material respects, the information set forth therein.

/s/ BDO Seidman, LLP

Bethesda, Maryland
September 25, 2007, except for Note 15,
as to which date is November 2, 2007

K12 INC.

CONSOLIDATED BALANCE SHEETS

	June 30,
	2007	2006
	(in thousands,
	except share and
	per share data)
ASSETS
Current assets
Cash and cash equivalents	$1,660	$9,475
Restricted cash	—	2,332
Accounts receivable, net of allowance of $589 and $1,440 at June 30, 2007 and June 30, 2006, respectively	15,455	11,449
Inventories, net	13,804	11,110
Prepaid expenses and other current assets	1,245	568

Total current assets	32,164	34,934
Property and equipment, net	17,234	10,388
Capitalized curriculum development costs, net	9,671	1,470
Other assets, net	1,182	1,054
Deposits and other assets	961	639

Total assets	$61,212	$48,485

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities
Bank overdraft	$1,577	$—
Line of credit	1,500	—
Accounts payable	6,928	6,349
Accrued liabilities	1,819	2,643
Accrued compensation and benefits	6,200	5,100
Deferred revenue	2,620	1,396
Current portion of capital lease obligations	2,780	—
Current portion of notes payable	192	—
Notes payable — related party	—	4,025

Total current liabilities	23,616	19,513
Deferred rent, net of current portion	1,684	1,598
Capital lease obligations, net of current portion	3,974	—
Notes payable, net of current portion	189	—

Total liabilities	29,463	21,111

Commitments and contingencies

Redeemable convertible preferred stock
Redeemable Convertible Series C Preferred stock, par value $0.0001; 55,000,000 shares authorized; 49,861,562 and 45,328,693 shares issued and outstanding at 2007 and 2006, respectively; liquidation value of $133,629 and $121,481 at 2007 and 2006, respectively	91,122	76,211

Redeemable Convertible Series B Preferred stock, par value $0.0001; 76,000,000 shares authorized; 51,524,974 shares issued and outstanding at 2007 and 2006, respectively; liquidation value of $138,087 at 2007 and 2006	138,434	124,614

Stockholders’ deficit
Common stock, par value $0.0001; 33,362,500 shares authorized; 2,041,604 and 1,998,896 shares issued and outstanding at 2007 and 2006, respectively	1	1
Accumulated deficit	(197,808)	(173,452)

Total stockholders’ deficit	(197,807)	(173,451)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$61,212	$48,485

See accompanying summary of accounting policies and notes to consolidated financial statements.

K12 INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended June 30,
	2007	2006	2005
	(in thousands, except per share data)

Revenues	$140,556	$116,902	$85,310

Cost and expenses
Instructional costs and services	76,064	64,828	49,130
Selling, administrative, and other operating expenses	51,159	41,660	30,031
Product development expenses	8,611	8,568	9,410

Total costs and expenses	135,834	115,056	88,571

Income (loss) from operations	4,722	1,846	(3,261)
Interest expense, net	(639)	(488)	(279)

Income (loss) before income taxes	4,083	1,358	(3,540)
Income tax expense	(218)	—	—

Net income (loss)	3,865	1,358	(3,540)
Dividends on preferred stock	(6,378)	(5,851)	(5,261)
Preferred stock accretion	(22,353)	(18,697)	(15,947)

Net loss attributable to common stockholders	$(24,866)	$(23,190)	$(24,748)

Net loss attributable to common stockholders per share:
Basic and diluted	$(12.42)	$(11.73)	$(12.54)

Weighted average shares used in computing per share amounts:
Basic and diluted	2,001,661	1,977,195	1,973,053

See accompanying summary of accounting policies and notes to consolidated financial statements.

K12 INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK
AND STOCKHOLDERS’ DEFICIT

	Redeemable		Redeemable		Stockholders’ Deficit
	Convertible Series C		Convertible Series B				Additional
	Preferred Stock		Preferred Stock		Common Stock		Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total
	(dollars in thousands)

Balance, June 30, 2004	37,461,730	$54,629	51,524,974	$100,440	1,964,552	$1	$—	$(125,622)	$(125,621)
Employee exercised options	—	—	—	—	11,760	—	70	—	70
Accretion of Preferred Stock	—	4,403	—	11,544	—	—	(70)	(15,877)	(15,947)
Series C 10% Stock Dividend	3,746,173	5,261	—	—	—	—	—	(5,261)	(5,261)
Net loss	—	—	—	—	—	—	—	(3,540)	(3,540)

Balance, June 30, 2005	41,207,903	64,293	51,524,974	111,984	1,976,312	1	—	(150,300)	(150,299)
Employee exercised options	—	—	—	—	22,584	—	38	—	38
Accretion of Preferred Stock	—	6,067	—	12,630	—	—	(38)	(18,659)	(18,697)
Series C 10% Stock Dividend	4,120,790	5,851	—	—	—	—	—	(5,851)	(5,851)
Net income	—	—	—	—	—	—	—	1,358	1,358

Balance, June 30, 2006	45,328,693	76,211	51,524,974	124,614	1,998,896	1	—	(173,452)	(173,451)
Employee exercised options	—	—	—	—	42,708	—	292	—	292
Record stock compensation expense	—	—	—	—	—	—	218	—	218
Accretion of Preferred Stock	—	8,533	—	13,820	—	—	(510)	(21,843)	(22,353)
Series C 10% Stock Dividend	4,532,869	6,378	—	—	—	—	—	(6,378)	(6,378)
Net Income	—	—	—	—	—	—	—	3,865	3,865

Balance, June 30, 2007	49,861,562	$91,122	51,524,974	$138,434	2,041,604	$1	$—	$(197,808)	$(197,807)

See accompanying summary of accounting policies and notes to consolidated financial statements.

K12 INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended June 30,
	2007	2006	2005
	(in thousands)

Cash Flows from Operating Activities
Net income (loss)	$3,865	$1,358	$(3,540)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expense	7,404	4,986	5,509
Stock based compensation expense	218	—	—
Provision for (reduction of) doubtful accounts	(852)	(275)	1,113
Provision for (reduction of) inventory obsolescence	95	(39)	(50)
Provision for (reduction of) student computer shrinkage and obsolescence	(48)	174	(256)
Impairment of curriculum development costs	—	362	2,118
Impairment of software development costs	—	—	1,188
Changes in assets and liabilities:
Accounts receivable	(3,154)	(2,718)	3,434
Inventories	(2,790)	(5,359)	(555)
Prepaid and other current assets	(763)	100	(431)
Other assets	(255)	(258)	(468)
Deposits	(322)	(268)	(56)
Accounts payable	579	1,559	(163)
Accrued liabilities	(824)	122	1,208
Accrued compensation and benefits	1,100	1,782	994
Deferred revenue	1,224	501	(348)
Deferred rent	86	1,598	—

Net cash provided by operating activities	5,563	3,625	9,697

Cash flows from investing activities
Purchase of property and equipment	(5,366)	(10,842)	(4,692)
Capitalized curriculum development costs	(8,683)	(655)	(3,787)

Net cash used in investing activities	(14,049)	(11,497)	(8,479)

Cash flows from financing activities
Proceeds (payments on) from notes payable — related party	(4,025)	—	4,025
Proceeds from notes payable	441	—	—
Payments on notes payable	(62)	—	—
Net borrowings from revolving credit facility	1,500	—	—
Repayments for capital lease obligations	(1,384)	(441)	(3,432)
Proceeds from exercise of stock options	292	38	70
Bank overdraft	1,577	—	—
Cash invested in restricted escrow account	2,332	(2,203)	2,191

Net cash provided by (used in) financing activities	671	(2,606)	2,854

Net change in cash and cash equivalents	(7,815)	(10,478)	4,072

Cash and cash equivalents, beginning of year	9,475	19,953	15,881

Cash and cash equivalents, end of year	$1,660	$9,475	$19,953

See accompanying summary of accounting policies and notes to consolidated financial statements.

K12 Inc.

Notes to Consolidated Financial Statements

1.	Description of the Business

K12 Inc. and its subsidiaries (K12 or the Company) sell on-line curriculum and educational books and materials designed for students in grades K-12 and provide management and technology services to virtual public schools. The K12 proprietary curriculum is research based and combines content with innovative technology to allow students to receive an outstanding education regardless of geographic location. The Company provides complete management and technology services to virtual public schools. Through these schools, the Company typically provides students with access to the K12 on-line curriculum, offline learning kits, and use of a personal computer. In addition, the company sells access to its on-line curriculum and offline learning kits directly to individual consumers. For the year ended June 30, 2007, the Company served schools in 15 states and the District of Columbia, providing curriculum for grades kindergarten through tenth.

Basis of Presentation

The consolidated financial statements include our accounts and those of our wholly-owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions affecting the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition and Concentration of Revenues

Revenues are principally earned from long-term contractual agreements to provide on-line curriculum, books, materials, computers and management services to public charter schools and school districts. In addition to providing the curriculum, books and materials, under most contracts, the Company is responsible to the virtual public schools for all aspects of the management of schools, including monitoring academic achievement, teacher hiring and training, compensation of school personnel, financial management, enrollment processing and procurement of curriculum, equipment and required services. The schools receive funding on a per student basis from the state in which the public school or school district is located. Where the Company has determined that they are the primary obligor for substantially all expenses under these contracts, the Company records the associated per student revenue received by the school from its state funding school district up to the expenses incurred in accordance with Emerging Issues Task Force (EITF) 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent. As a result, amounts recorded as revenues and instructional costs and services for the years ended June 30, 2007, 2006 and 2005 were $38.5 million, $35.6 million and $29.6 million, respectively. For contracts in which the Company is not the primary obligor, the Company records revenue based on its net fees earned per the contractual agreement.

The Company generates revenues under contracts with public virtual schools which include multiple elements. These elements include providing each of a school’s students with access to the Company’s on-line school and the on-line component of lessons; offline learning kits which include books and materials designed to complement and supplement the on-line lessons; the use of a personal computer and associated reclamation services; internet access and technology support services; the services of a state-certified teacher and; all management and technology services required to operate a public virtual school.

We have determined that the elements of our contracts are valuable to schools in combination, but do not have standalone value. In addition, we have determined that we do not have objective and reliable evidence of fair value for each element of our contracts. As a result, the elements within our multiple-element contracts do not qualify for

K12 Inc.

Notes to Consolidated Financial Statements

treatment as separate units of accounting. Accordingly, we account for revenues received under multiple element arrangements as a single unit of accounting and recognize the entire arrangement based upon the approximate rate at which we incur the costs associated with each element.

Under the contracts with the schools where the Company provides turnkey management services, the Company has generally agreed to absorb any operating deficits of the schools in a given school year. These operating deficits represent the excess of costs over revenues incurred by the virtual public schools as reflected on their financial statements. The costs include Company charges to the schools. These operating deficits may impair the Company’s ability to collect invoices in full. Accordingly, the Company’s amount of recognized revenue reflects this impairment. For the years ended June 30, 2007, 2006 and 2005, the Company’s revenue reflected impairment from these operating deficits of $13.7 million, $7.0 million and $5.5 million, respectively. Included in these deficits is the impact of certain disallowed enrollments stemming from regulatory audits in Colorado totaling $0.9 million in 2006 and $1.0 million in 2007, and $1.0 million in California in 2007.

Other revenues are generated from individual customers who prepay and have access for 12 or 24 months to curriculum via the Company’s Web site. The Company recognizes these revenues pro rata over the maximum term of the customer contract, which is either 12 or 24 months. Revenues from associated offline learning kits are recognized upon shipment.

During the years ended June 30, 2007, 2006 and 2005, approximately 97%, 94% and 96%, respectively, of the Company’s revenues were recognized from virtual public schools. In fiscal year 2007, we had contracts with four schools that individually represented 16%, 11%, 11% and 11% of revenues. In fiscal year 2006, we had contracts with three schools that individually represented 28%, 16% and 10% of revenues. In fiscal year 2005, we had contracts with four schools that individually represented 32%, 17%, 11% and 10% of revenues.

Research and Development Costs

All research and development costs are expensed as incurred in accordance with Statement of Financial Accounting Standards (SFAS) No. 2, Accounting for Research and Development Costs.

Cash and Cash Equivalents

Cash and cash equivalents generally consist of cash on hand and cash held in money market and demand deposit accounts. For purposes of the statements of cash flows, the Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. The Company maintains funds in accounts in excess of FDIC insurance limits; however, management believes it minimizes risk by maintaining deposits in well-capitalized financial institutions.

Restricted Cash

Restricted cash consists primarily of cash held in escrow related to the lease on our primary office facility. There was no balance in restricted cash as of June 30, 2007, as the result of the release of certain letters of credit related to operating leases. The letters of credit were incorporated into our revolving credit facility (see Note 6).

Fair Value of Financial Instruments

The carrying values reflected in our consolidated balance sheets for cash and cash equivalents, receivables, inventory and short and long term debt approximate their fair values.

Allowance for Doubtful Accounts

The Company maintains an allowance for uncollectible accounts primarily for estimated losses resulting from the inability, failure or refusal of individual customers to make required payments. These losses have been within

K12 Inc.

Notes to Consolidated Financial Statements

management’s expectations. The Company analyzes accounts receivable, historical percentages of uncollectible accounts and changes in payment history when evaluating the adequacy of the allowance for uncollectible accounts. Management believes that an allowance for doubtful accounts of $0.6 million and $1.4 million as of June 30, 2007 and 2006, respectively, is adequate. However, actual write-offs might exceed the recorded allowance.

Inventory

Inventory consists primarily of schoolbooks and curriculum materials, a majority of which are leased to virtual schools and utilized directly by students. Inventory represents items that are purchased and held for sale and are recorded at the lower of cost (first-in, first-out method) or market value.

Other Assets

Other assets consist primarily of schoolbooks and curriculum materials which have been returned to the Company upon the completion of the school year. These assets are amortized over a period of two years which is included in instructional costs and services on the accompanying consolidated statement operations. Materials not returned are expensed as part of instructional costs and services.

Property and Equipment

Property and equipment, which includes capitalized software development, are stated at cost less accumulated depreciation and amortization. Depreciation expense is calculated using the straight-line method over the estimated useful life of the asset (or the lesser of the term of the lease and the estimated useful life of the asset for fixed assets under capital leases). Amortization of assets capitalized under capital lease arrangements is included in depreciation expense. Property and equipment are depreciated over the following lives:

Useful Life

Computer hardware	3 years
Computer software and capitalized software development costs	3 years
Office equipment	5-6 years
Furniture and fixtures	5-6 years
Leasehold Improvements	3-12 years

Leasehold improvements are amortized over the lesser of the lease term or the estimated useful life of the asset. The Company determines the lease term in accordance with Statement of Financial Accounting Standards No. 13 (FAS 13), Accounting for Leases, as the fixed non-cancelable term of the lease plus all periods for which failure to renew the lease imposes a penalty on the lessee in an amount such that renewal appears, at the inception of the lease, to be reasonably assured. Accordingly, the Company has determined the lease term as defined herein to be twelve years.

Software Developed or Obtained for Internal Use

The Company develops software for internal use. Software development costs incurred during the application development stage are capitalized in accordance with Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The Company amortizes these costs over the estimated useful life of the software which is generally three years.

Software development costs incurred totaled $3.1 million, $1.4 million and $0.5 million for the years ended June 30, 2007 and 2006 and 2005, respectively. These amounts are recorded on the balance sheet as part of property and equipment, net of amortization and impairment charges. The estimated aggregate amortization expense for each of the three succeeding years ending June 30, 2008, 2009 and 2010 is $1.2 million, $1.0 million and $0.6 million, respectively.

K12 Inc.

Notes to Consolidated Financial Statements

Capitalized Curriculum Development Costs

The Company internally develops its curriculum, which is provided as web content and accessed via the Internet.

We capitalize curriculum development costs incurred during the application development stage in accordance with Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 provides guidance for the treatment of costs associated with computer software development and defines those costs to be capitalized and those to be expensed. Costs that qualify for capitalization are external direct costs, payroll, payroll-related costs, and interest costs. Costs related to general and administrative functions are not capitalizable and are expensed as incurred. We capitalize curriculum development costs when the projects under development reach technological feasibility. Many of our new courses leverage off of proven delivery platforms and are primarily content, which has no technological hurdles. As a result, a significant portion of our courseware development costs qualify for capitalization due to the concentration of our development efforts on the content of the courseware. Technological feasibility is established when we have completed all planning, designing, coding, and testing activities necessary to establish that a course can be produced to meet its design specifications. Capitalization ends when a course is available for general release to our customers, at which time amortization of the capitalized costs begins. The period of time over which these development costs will be amortized is generally five years. This is consistent with the capitalization period used by others in our industry and corresponds with our product development lifecycle.

Total capitalized curriculum development costs incurred were $8.7 million, $0.7 million and $3.8 million for the years ended June 30, 2007, 2006 and 2005, respectively. These amounts are recorded on the accompanying consolidated balance sheet, net of amortization and impairment charges. Amortization and impairment charges are recorded in product development expenses on the accompanying consolidated statement of operations. The estimated aggregate amortization expense for each of the five succeeding years ending June 30, 2008, 2009, 2010, 2011 and 2012 is $1.6 million, $1.6 million, $1.5 million, $1.4 million and $1.2 million, respectively.

Web Site Development Costs

The Company accounts for web site development costs in accordance with Emerging Issues Task Force Issue No. 00-2, Accounting for Web Site Development Costs (EITF 00-2). Total capitalized web site development costs incurred for the year ended June 30, 2007 were $0.4 million. For the years ended June 30, 2006 and 2005 all web site development costs occurred in the operating stage and were expensed as incurred.

Impairment of Long-Lived Assets

Long-lived assets include property, equipment, capitalized curriculum and software developed or obtained for internal use. In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company reviews its recorded long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between fair value and the carrying value of the asset. Impairment charges recorded were $0.4 million and $3.3 million for the years ended June 30, 2006 and 2005, respectively. There was no impairment for the year ended June 30, 2007.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are computed based on the difference between the financial reporting and income tax bases of assets and liabilities using the enacted marginal tax rate. SFAS No. 109 requires that the net deferred tax asset be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized.

K12 Inc.

Notes to Consolidated Financial Statements

Stock-Based Compensation

The Company adopted SFAS No. 123(R), Share-Based Payment (Revised 2004), as of July 1, 2006, which replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion No. 25 (APB No. 25), Accounting for Stock Issued to Employees. The Company adopted SFAS 123(R) using the prospective application method. SFAS No. 123(R) eliminates the intrinsic value method that was previously used by the Company as an alternative method of accounting for stock-based compensation. SFAS No. 123(R) requires an entity to recognize the grant date fair value of stock options and other equity-based compensation issued to employees in the consolidated statement of operations. The Company applied SFAS 123(R) to all new awards granted after July 1, 2006.

Advertising and Marketing Expenses

Advertising and marketing costs consist primarily of print media and brochures and are expensed when incurred. The advertising and marketing expenses recorded were $5.2 million, $2.9 million and $2.1 million during the years ended June 30, 2007, 2006 and 2005, respectively.

Net Loss Per Common Share

The Company calculates net income (loss) per share in accordance with SFAS No. 128, Earnings Per Share. Under SFAS No. 128, basic net income (loss) per common share is calculated by dividing net income (loss) by the weighted-average number of common shares outstanding during the reporting period. Diluted net income (loss) per common share includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The potentially dilutive securities consist of convertible preferred stock, stock options and warrants.

As of June 30, 2007, 2006 and 2005, the shares of common stock issuable in connection with convertible preferred stock, stock options, and warrants of 118,626,692, 107,638,157 and 100,579,529, respectively, were not included in the diluted loss per common share calculation since their effect was anti-dilutive.

Recent Accounting Pronouncements

In February 2006, FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments — An Amendment of FASB Statements No. 133 and 140. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. At adoption, any difference between the total carrying amount of the individual components of the existing bifurcated hybrid financial instrument and the fair value of the combined hybrid financial instrument should be recognized as a cumulative effect adjustment to beginning retained earnings. The Company does not believe that the adoption of SFAS No. 155 will have a material impact on its consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation (FIN) 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. This interpretation defines the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 on July 1, 2007. The Company’s adoption of this guidance will not have a material effect on its financial position and results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157 (SFAS No. 157), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is in the process of evaluating the impact of this statement on the consolidated financial statements.

K12 Inc.

Notes to Consolidated Financial Statements

In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159 (SFAS No. 159), The Fair Value Option for Financial Assets and Financial Liabilities. This Statement permits companies and not-for-profit organizations to make a one-time election to carry eligible types of financial assets and liabilities at fair value, even if fair value measurement is not required under GAAP. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted if the decision to adopt the standard is made after the issuance of the Statement but within 120 days after the first day of the fiscal year of adoption, provided no financial statements have yet been issued for any interim period and provided the requirements of SFAS No. 157, Fair Value Measurements, are adopted concurrently with SFAS No. 159. The Company does not believe that it will adopt the provisions of this Statement.

3.	Property and Equipment

Property and equipment consists of the following at:

	June 30,
	2007	2006

Student computers	$20,208	$12,617
Computer hardware	5,811	6,615
Computer software	3,390	4,127
Capitalized software and web site development costs	4,905	1,717
Leasehold improvements	2,270	2,130
Furniture and fixtures	809	752
Office equipment	784	1,083

	38,177	29,041
Less accumulated depreciation and amortization	(20,943)	(18,653)

	$17,234	$10,388

The Company recorded depreciation expense related to property and equipment reflected in selling, administrative and other operating expenses of $1.9 million, $1.1 million and $0.8 million during the years ended June 30, 2007, 2006 and 2005, respectively. Depreciation expense of $5.1 million, $3.5 million and $3.9 million related primarily to computers leased to students reflected in instructional costs and services was recorded during the years ended June 30, 2007, 2006 and 2005, respectively. Included in depreciation expense reflected in instructional costs and services for the year ended June 30, 2007 was $0.5 million of depreciation related to the reduction in useful life of a portion of our software related to our on-line school. Amortization expense of $0.4 million, $0.1 million and $0.2 million related to capitalized software development reflected in product development expenses was recorded during the years ended June 30, 2007, 2006 and 2005, respectively.

In the course of its normal operations, the Company incurs maintenance and repair expenses. Those are expensed as incurred and amounted to $0.4 million, $0.2 million and $0.1 million for the years ended June 30, 2007, 2006 and 2005, respectively.

K12 Inc.

Notes to Consolidated Financial Statements

4.	Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net deferred income taxes consists of the following:

	June 30,
	2007	2006

Deferred tax assets:
Net operating loss carryforwards	$25,376	$25,445
Intangible assets	4,202	5,247
Reserves	613	935
Property and equipment	491	857
Accrued expenses	486	671
Deferred rent	180	—
Charitable contributions carryforward	131	130
Stock compensation expense	87	—

Total deferred tax assets	31,566	33,285

Deferred tax liabilities:
Capitalized development costs	(1,378)	(522)
Other assets	(262)	(236)

Total deferred tax liabilities	(1,640)	(758)

Deferred tax asset	29,926	32,527
Valuation allowance	(29,926)	(32,527)

Net deferred tax asset	$—	$—

The Company requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The utilization of recorded net operating loss carryforwards and other deferred tax assets is subject to the Company’s ability to generate future taxable income. As the Company has historically generated tax losses and therefore has no tax earnings history, the net deferred tax assets have been fully reserved. At June 30, 2007, the Company has available net operating loss carryforwards of $63.4 million that expire between 2020 and 2027 if unused. When the Company begins to generate taxable income, a change in the Company’s ownership of outstanding classes of stock as defined in Internal Revenue Code Section 382 could prohibit or limit the Company’s ability to utilize its net operating losses.

The provision for income taxes can be reconciled to the income tax that would result from applying the statutory rate to the net income (loss) before income taxes as follows:

	Year Ended June 30,
	2007	2006	2005

U.S. federal tax at statutory rates	35.00%	35.00%	35.00%
Permanent items	20.22	55.77	(20.19)
State taxes, net of federal benefit	13.65	12.98	2.12
Change in valuation allowance	(63.56)	(103.75)	(16.93)

Provision for income taxes	5.31%	—%	—%

K12 Inc.

Notes to Consolidated Financial Statements

5.	Lease Commitments

As of June 30, 2007, computer equipment and software under capital leases are recorded at a cost of $8.1 million and accumulated depreciation of $1.7 million. The Company has an equipment lease line of credit with Hewlett-Packard Financial Services Company that expires on March 31, 2008 for new purchases on the line of credit. The interest rate on new advances under the equipment lease line is set quarterly. Prior borrowings under the equipment lease line had interest rates ranging from 8.5% to 8.8%. The prior borrowings include a 36-month payment term with a $1 purchase option at the end of the term. The Company has pledged the assets financed with the equipment lease line to secure the amounts outstanding. The Company entered into a guaranty agreement with Hewlett-Packard Financial Services Company to guarantee the obligations under this equipment lease and financing agreement.

The following is a summary as of June 30, 2007 of the present value of the net minimum lease payments on capital leases under the Company’s commitments:

Year ending June 30,

2008	$3,238
2009	2,888
2010	1,399
2011	6

Total minimum lease payments	7,531
Less amount representing interest (imputed interest rate of 8.6%)	(777)

Net minimum lease payments	6,754
Less current portion	(2,780)

Present value of net minimum payments, less current portion	$3,974

The Company has fixed non-cancelable operating leases expiring in 2013. Office leases generally contain renewal options and certain leases provide for scheduled rate increases over the lease terms.

In December 2005, the Company entered into an operating lease for non-owned facilities commencing in May 2006. The term of the lease is seven years with the option to extend the lease for two five year periods. In accordance with the lease terms, the Company delivered to the landlord an unconditional and irrevocable letter of credit in the amount of $2.1 million for a term ending 90 days after the expiration of the lease. The letter of credit can be reduced up to 25% on the first day of each of the fourth, fifth and sixth years if certain covenants are met. Additionally, in December 2005, the Company entered into an operating sublease for non-owned facilities commencing in January 2006. The term of the sublease is through September 2009. In accordance with the lease terms, the Company delivered to the sublandlord an unconditional and irrevocable letter of credit in the amount of $0.2 million for a term ending 60 days after the expiration of the lease. In November 2006, the Company entered into an operating lease for non-owned facilities commencing in January 2007. The term of the lease is through April 2013. Rent expense was $2.1 million, $1.8 million and $1.4 million for the years ended June 30, 2007, 2006 and 2005, respectively.

K12 Inc.

Notes to Consolidated Financial Statements

Future minimum lease payments under noncancelable operating leases with initial terms of one year or more as follows:

Year Ending
June 30,

2008	$2,138
2009	2,127
2010	1,576
2011	1,386
2012	1,367
Thereafter	8,627

Total future minimum lease payments	$17,221

6.	Line of Credit

In December 2006, the Company entered into a $15 million revolving credit agreement with PNC Bank (the “Credit Agreement”). Pursuant to the terms of the Credit Agreement, the proceeds of the term loan facility were to be used primarily for working capital requirements and other general business or corporate purposes. Because of the seasonality of our business and timing of funds received from the state, expenditures are higher in relation to funds received in certain periods during the year. The Credit Agreement provides the ability to fund these periods until cash is received from the schools; therefore, borrowings against the Credit Agreement are primarily going to be short term.

Borrowings under the Credit Agreement bear interest based upon the term of the borrowings. Interest is charged, at either: (i) the higher of (a) the rate of interest announced by PNC Bank from time to time as its “prime rate” and (b) the federal funds rate plus 0.5% or (ii) the applicable London interbank offered rate divided by a number equal to 1.00 minus the maximum aggregate reserve requirement which is imposed on member banks of the Federal Reserve System against “eurocurrency liabilities” as defined in Regulation D as promulgated by the Board of Governors of the Federal Reserve System, plus the applicable margin for such loans, which ranges between 1.250% and 1.750%, based on the leverage ratio (as defined in the Credit Agreement).

The Company pays a commitment fee on the unused portion of the Credit Agreement, quarterly in arrears, during the term of the credit agreement which varies between 0.150% and 0.250% depending on the leverage ratio. The commitment fees incurred for the year ended June 30, 2007 were minimal. We are also required to pay certain letter of credit and audit fees.

The working capital line includes a $5.0 million letter of credit facility. Issuances of letters of credit reduce the availability of permitted borrowings under the Credit Agreement.

Borrowings under the Credit Agreement are secured by substantially all of our assets of the Company. The Credit Agreement contains a number of financial and other covenants that, among other things, restrict our and our subsidiaries’ abilities to incur additional indebtedness, grant liens or other security interests, make certain investments, become liable for contingent liabilities, make specified restricted payments including dividends, dispose of assets or stock, including the stock of its subsidiaries, or make capital expenditures above specified limits and engage in other matters customarily restricted in senior secured credit facilities. We must also maintain a minimum net worth (as defined in the Credit Agreement) and maximum debt leverage ratios. These covenants are subject to certain qualifications and exceptions.

In March 2007, certain letters of credit in the amount of $2.3 million in connection with an operating lease commenced in May 2006 and an operating sublease that commenced in January 2006 were cancelled and reissued under our Credit Agreement.

K12 Inc.

Notes to Consolidated Financial Statements

As of June 30, 2007, $1.5 million was outstanding on the working capital line of credit at an interest rate of 8.25% and approximately $2.3 million under the letter of credit facility with an interest rate of 1.25%.

From July 1, 2007 to September 15, 2007, the Company borrowed additional funds of $11.0 million under the Credit Agreement at interest rates of 6.6% to 7.1%. As of September 15, 2007, $12.5 million was outstanding on the working capital line of credit and $2.3 million was outstanding related to letters of credit.

7.	Debt and Warrants

All of the warrants for Series B Preferred Stock and common stock are still outstanding at June 30, 2007. These consisted of (i) 2,328,358 warrants to purchase an equivalent number of Series B Preferred Stock at a price of $1.34 per share that expire in April 2008 and (ii) 21,299 warrants to purchase an equivalent number of common stock at a price of $8.16 per share that expire in March 2010. For the years ended June 30, 2007, 2006 and 2005 there were no warrants issued or exercised.

In June 2005, the Company closed on an $8.1 million loan from certain shareholders, $4.0 million of which was funded at closing and the remainder to be funded, at the Company’s option, within 120 days of the closing date. The outstanding loan amount has a term of thirteen months and an interest rate of 15%. During the 120 day period during which funds are committed but not yet provided, the commitment carries an interest rate of 2% on an annual basis. The Company has chosen not to call upon the remaining portion of the loan. The loan is secured by assets of the Company and there are no penalties for prepayment.

In July 2006, the term for repayment of the outstanding loan amount was extended to December 31, 2006. In December 2006, the Company repaid the loan and all accrued interest.

In January and April 2007, the Company entered into a two financing arrangements totaling $0.4 million for software purchases and hardware maintenance support, respectively. The payment terms range from 24 to 36 months at interest rates ranging up to 11.4%. The balance outstanding on these financing arrangements at June 30, 2007 is $0.4 million.

8.	Equity

Common Stock

On July 27, 2001, all holders of Class A Common stock (294,117 shares outstanding) and Class B Common stock (1,666,667 shares outstanding) converted these shares into 1,960,784 shares of common stock. The Company has reserved sufficient shares of common stock for potential issuance from exercise of stock options and warrants and conversion of Redeemable Convertible Series B and Series C Preferred stock.

Redeemable Convertible Series B Preferred Stock

During the years ended June 30, 2003 and 2002, K12 issued approximately 21.6 million and 40.1 million shares of Redeemable Convertible Series B Preferred stock (Series B Preferred), respectively.

The Series B Preferred shares are convertible into common stock at a conversion rate equal to the original amount invested divided by $1.34. The Series B Preferred shares convert automatically upon certain events, including a qualified initial public offering by the Company. These shares have a liquidation preference over common stock shares equal to the greater of (i) two times the invested amount per share and (ii) the amount the Series B shareholders would have received had they converted their Series B shares into common stock immediately prior to the Liquidation. The Series B Preferred shares have voting rights equal to the number of common stock shares into which the Series B Preferred shares are convertible. The Series B Preferred shares are entitled to dividends when and if declared by the board of directors and are not cumulative. In the event the Board declares a dividend on the common stock, the Series B Preferred shareholders will receive dividends equal to the amount of such dividend had the shares been converted into common stock.

K12 Inc.

Notes to Consolidated Financial Statements

The Series B Preferred shares are redeemable at the option of the holder on December 31, 2006 at a price of two times the amount invested to the extent the Series B Preferred shares have not been previously converted into common shares. It is classified as temporary equity on the balance sheet based upon guidance in EITF Topic D-98, Classification and Measurement of Redeemable Securities. The Company accounts for the difference between the invested amount and the redemption value by increasing the book value under the effective interest method, charging the accretion to accumulated deficit each period. As discussed below, the redemption date for the Series B Preferred shares was extended to December 2008.

Redeemable Convertible Series C Preferred Stock

The Series C Preferred shares are convertible into common stock at a conversion rate equal to the original amount invested divided by $1.34. The Series C Preferred shares convert automatically upon certain events, including a qualified initial public offering by the Company. These shares have a liquidation preference over common stock shares equal to the greater of (i) two times the invested amount per share and (ii) the amount the Series C shareholders would have received had they converted their Series C shares into common stock immediately prior to the Liquidation. The Series C shares have voting rights equal to the number of common stock shares into which the Series C shares are convertible.

The Series C shares are entitled to dividends, which accrue at the rate of 10% per annum, compounded annually and shall be paid on January 2 of each year in additional Series C shares or, at the option of the Company, in cash. No dividends are paid to any other classes of capital stock unless any and all accrued but unpaid dividends on the Series C shares have been declared and paid in full. For any other dividends or similar distributions, the Series C shares participate with Common Stock on an as-if-converted basis.

The Series C shares are redeemable at the option of the holder on December 31, 2008 at a price of two times the amount invested, to the extent the Series C shares had not previously been converted into common stock. It is classified as temporary equity on the balance sheet based upon guidance in EITF Topic D-98, Classification and Measurement of Redeemable Securities. The Company accounts for the difference between the invested amount and the redemption value by increasing the book value using the effective interest method, charging the accretion to accumulated deficit each period.

In accordance with the Series C placement, the redemption date for the Series B shares was extended to December 31, 2008.

In July 2006, the Company amended its Certificate of Incorporation, to effect an increase in the authorized number of shares of Series C Convertible Preferred Stock to 55,000,000 as well as a corresponding increase in the authorized number of shares of Preferred Stock and Common Stock into which such shares are convertible.

9.	Stock Option Plan

The Company adopted a Stock Option Plan (the Plan) in May 2000. Under the Plan, employees, outside directors and independent contractors are able to participate in the Company’s future performance through the awards of nonqualified stock options to purchase common stock. In December 2003, the Board increased the total number of common stock shares reserved and available for grant and issuance pursuant to the Plan to 2,549,019 shares. Each stock option is exercisable pursuant to the vesting schedule set forth in the stock option agreement granting such stock option, generally over four years. Unless a shorter period is provided by the Board or a stock option agreement, each stock option may be exercisable until December 31, 2009, the term of the Plan. No stock option shall be exercisable after the expiration of its option term. The Company also grants stock options to executive officers under stand-alone agreements outside the Plan. These options totaled 1,441,168 as of June 30, 2007.

Effective July 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), using the prospective transition method which requires the

K12 Inc.

Notes to Consolidated Financial Statements

Company to apply the provisions of SFAS 123R only to awards granted, modified, repurchased or cancelled after the effective date. Equity-based compensation expense for all equity-based compensation awards granted after July 1, 2006 is based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. The Company recognizes these compensation costs on a straight-line basis over the requisite service period, which is generally the vesting period of the award.

The Company uses the Black-Scholes-Merton method to calculate the fair value of stock options. The use of option valuation models requires the input of highly subjective assumptions, including the expected stock price volatility and the expected term of the option. In March 2005, the Securities and Exchange Commission (SEC) issued SAB No. 107 (SAB 107) regarding the SEC’s interpretation of SFAS 123R and the valuation of share-based payments for public companies. For options issued subsequent to July 1, 2006, the Company has applied the provisions of SAB 107 in its adoption of SFAS 123R. Under SAB 107, the Company has estimated the expected term of granted options to be the weighted average mid-point between the vesting date and the end of the contractual term. The Company estimates the volatility rate based on historical closing stock prices.

The following weighted-average assumptions were used for options granted in the year ended June 30, 2007 and a discussion of the Company’s methodology for developing each of the assumptions used in the valuation model follows:

Year Ended
June 30, 2007

Dividend yield	0.0%
Expected volatility	51%
Risk-free interest rate	4.53% to 5.01%
Expected life of the option term (in years)	3.25 — 6.40
Forfeiture rate	20% to 30%

Dividend yield — The Company has never declared or paid dividends on its common stock and has no plans to do so in the foreseeable future.

Expected volatility — Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. Since the Company ’s common shares are not publicly traded, the basis for the standard option volatility calculation is derived from known publicly traded comparable companies. The annual volatility for these companies is derived from their historical stock price data.

Risk-free interest rate — The assumed risk free rate used is a zero coupon U.S. Treasury security with a maturity that approximates the expected term of the option.

Expected life of the option term — This is the period of time that the options granted are expected to remain unexercised. Options granted during the quarter have a maximum term of eight years. The Company estimates the expected life of the option term based on an average life between the dates that options become fully vested and the maximum life of options granted in the year ended June 30, 2007.

Forfeiture rate — This is the estimated percentage of options granted that are expected to be forfeited or canceled before becoming fully vested. The Company uses a forfeiture rate that is based on historical forfeitures at various classification levels with the Company.

On a contemporaneous basis, the Company estimated the value of its common stock as of December 31, 2006, March 31, 2007 and June 27, 2007. The fair value applied to the option grants in July 2006 was based on the December 31, 2006 valuation applied retrospectively. The fair value applied to option grants in February 2007 and May 2007 was based on the contemporaneous valuations.

K12 Inc.

Notes to Consolidated Financial Statements

SFAS 123(R) requires management to make assumptions regarding the expected life of the options, the expected liability of the options and other items in determining estimated fair value. Changes to the underlying assumptions may have significant impact on the underlying value of the stock options, which could have a material impact on our financial statements.

The Company also grants stock options to executive officers under stand-alone agreements outside the plan. These options totaled 1,141,168 and 392,155 as of June 30, 2007 and 2006, respectively.

A summary of the Company’s stock option activity including stand-alone agreements is as follows:

		Weighted-
		Average
		Exercise
	Shares	Price

Outstanding, June 30, 2005	2,050,299	$6.83
Granted	611,903	7.50
Exercised	(22,584)	1.65
Canceled	(126,812)	7.01

Outstanding, June 30, 2006	2,512,806	7.03
Granted	1,249,409	13.35
Exercised	(42,708)	6.84
Canceled	(96,657)	7.06

Outstanding, June 30, 2007	3,622,850	$9.21

The total intrinsic value of options exercised during the years ended June 30, 2007 and 2006 was $0.1 million and $0, respectively.

The following table summarizes the option grant activity for the year ended June 30, 2007:

			Weighted-Average
	Options	Weighted-Average	Grant-Date
Grant date	Granted	Exercise Price	Fair Value	Intrinsic Value

July 2006	1,007,113	$14.35	$2.96	$0.00
February 2007	188,381	$9.18	$4.84	$0.00
May 2007	53,915	$9.18	$8.06	$0.00

A summary of the Company’s unvested stock options, including those related to stand-alone agreements, as of June 30, 2006 and changes during the year ended June 30, 2007 are presented below:

		Weighted-Average
		Grant-Date
	Shares	Fair Value

Unvested options outstanding, June 30, 2006	968,004	$7.25
Granted	1,249,409	3.46
Vested	(560,673)	4.92
Exercised	(42,708)	6.84
Canceled	(96,657)	6.99

Unvested options outstanding, June 30, 2007	1,517,375	$5.02

K12 Inc.

Notes to Consolidated Financial Statements

As of June 30, 2007, there was $0.7 million of total unrecognized compensation expense related to unvested stock options granted under the Plan. The cost is expected to be recognized over weighted average period of 3.1 years. The total fair value of shares vested during the year ended June 30, 2007 was $4.2 million. During the year ended June 30, 2007, the Company recognized $0.2 million of stock based compensation.

The stock option agreements generally provide for accelerated and full vesting of unvested stock options upon certain corporate events. Those events include a sale of all or substantially all of the Company’s assets, a merger or consolidation which results in the Company’s stockholders immediately prior to the transaction owning less than 50% of the Company’s voting stock immediately after the transaction, and a sale of the Company’s outstanding securities (other than in connection with an initial public offering) which results in the Company’s stockholders immediately prior to the transaction owning less than 50% of the Company’s voting stock immediately after the transaction.

The following table summarizes information about stock options outstanding, including those related to stand-alone agreements, as of June 30, 2007:

		Weighted-
		Average	Weighted-		Weighted-
Range of		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life	Price	Exercisable	Price

$1.02 - $9.18	3,328,733	5.3 years	$7.32	2,105,475	$7.05

$30.60	294,117	5.5 years	$30.60	—	—

The total intrinsic value of options outstanding and exercisable at June 30, 2007 was $6.5 million and $4.7 million, respectively.

10.	Commitments and Contingencies

Litigation

In the ordinary conduct of the Company’s business, we are subject to lawsuits and other legal proceedings from time to time. There are currently two pending lawsuits in which the Company is involved, Johnson v. Burmaster and Illinois v. Chicago Virtual Charter School that, in each case, have been brought by teachers’ unions seeking the closure of the virtual public schools the Company serves in Wisconsin and Illinois, respectively.

While the Company prevailed on summary judgment at the circuit court level in Johnson v. Burmaster, and recently won a preliminary motion in Illinois v. Chicago Virtual Charter School, it is not possible to predict the final outcome of these matters with any degree of certainty. Even so, the Company does not believe at this time that a loss in either case would have a material adverse impact on our future results of operations, financial position or cash flows. Depending on the legal theory advanced by the plaintiffs, however, there is a risk that a loss in these cases could have a negative precedential effect if like claims were to be advanced and succeed under similar laws in other states where the Company operates. The cumulative effect under those circumstances could be material.

Johnson v. Burmaster

In 2003, the Northern Ozaukee School District (NOSD) in the State of Wisconsin established a virtual public school, the Wisconsin Virtual Academy (WIVA), and entered into a service agreement with us for online curriculum and school management services. On January 6, 2004, Stan Johnson, et al., and the Wisconsin Education Association Council (WEAC) filed suit in the Circuit Court of Ozaukee County against the Superintendent of the Department of Public Instruction (DPI), Elizabeth Burmaster, the NOSD and K12 Inc. The plaintiffs alleged that the NOSD violated the state charter school, open enrollment and teacher-licensure statutes when it authorized WIVA.

K12 Inc.

Notes to Consolidated Financial Statements

On March 16, 2006, the Circuit Court issued a Decision and Order upholding on Summary Judgment that WIVA complies with applicable law (No. 04-CV-12 ). WEAC and DPI filed an appeal in the Wisconsin Court of Appeals, District II (No. 2006-AP/01380). Should the plaintiff prevail, and state funding of open enrollment payments to the NOSD are enjoined, a claim could be made that the Company must indemnify the NOSD for expenses approximating $2.5 million.

Illinois v. Chicago Virtual Charter School

On October 4, 2006, the Chicago Teachers Union (CTU) filed a citizen taxpayers lawsuit in the Circuit Court of Cook County challenging the decision of the Illinois State Board of Education to certify the Chicago Virtual Charter School (CVCS) and to enjoin the disbursement of state funds to the Chicago Board of Education under its contract with the CVCS. Specifically, the CTU alleges that the Illinois charter school law prohibits any “home-based” charter schools and that CVCS does not provide sufficient “direct instruction” by certified teachers of at least five clock hours per day to qualify for funding. K12 Inc. and K12 Illinois LLC were also named as defendants. On May 16, 2007, the Court dismissed K12 Inc. and K12 Illinois LLC from the case and on June 15, 2007, the plaintiffs filed a second amended complaint. The Company continues to participate in the defense of CVCS under an indemnity obligation in the Company’s service agreement with that school, which requires the Company to indemnify CVCS against certain liabilities arising out of the performance of the service agreement and certain other claims and liabilities, including liabilities arising out of challenges to the validity of the virtual school charter. The Company is not able to estimate the range of potential loss if the plaintiff were to prevail and a claim was made against the Company for indemnification.

The Company expenses legal costs as incurred in connection with a loss contingency.

Employment Agreements

The Company has entered into employment agreements with certain executive officers that provide for severance payments and, in some cases other benefits, upon certain terminations of employment. Except for one agreement that has a three year term, all other agreements provide for employment on an “at-will” basis. If the employee is terminated for “good reason” or without cause, the employee is entitled to salary continuation, and in some cases benefit continuation, for varying periods depending on the agreement.

On July 12, 2007, the Company’s board of directors approved an amended and restated employment agreement for an executive officer. The amended and restated agreement extends the term of employment until January 1, 2011 and amended certain elements of compensation including salary, stock options and severance. Additionally, on July 12, 2007, the Company’s board of directors also approved the terms of a new option agreement for an executive officer which provides that all outstanding options will become fully vested upon a change in control of Company.

The Company maintains an annual cash performance bonus program that is intended to reward executive officers based on our performance and the individual named executive officer’s contribution to that performance. In determining the performance-based compensation awarded to each named executive officer, the Company may generally evaluate the Company’s and the executive’s performance in a number of areas, which could include revenues, operating earnings, student retention, efficiency in product and systems development, marketing investment efficacy, new enrollment and developing company leaders.

Vendor Payment Commitments

In April 2007, the Company entered into a master services and license agreement with a third party that provides for the Company to license their proprietary computer system. The agreement is effective through July 2010. In exchange for the license of the computer system, the Company agrees to pay a service fee per enrollment. In the event the fees paid over the term of the contract do not exceed $1 million (the minimum commitment fee), the Company agrees to pay the difference between the actual fees paid and the minimum commitment fee.

K12 Inc.

Notes to Consolidated Financial Statements

11.	Related Party Transactions

Affiliates of the Company, controlled by a major investor, rendered $0.3 million, $0.1 million and $0.1 million of professional services to the Company during the years ended June 30, 2007, 2006 and 2005, respectively. These costs include administrative operations, consulting and curriculum development services, and other operating charges.

In June 2005, the Company closed on an $8.1 million loan from certain shareholders, $4.0 million of which was funded at closing and the remainder to be funded, at the Company’s option, within 120 days of the closing date. The Company has chosen not to call upon the remaining portion of the loan. In July 2006, the term for repayment of the outstanding loan amount was extended to December 31, 2006. In December 2006, the Company repaid the loan and all accrued interest.

12.	Employee Benefits

The Company is party to a Section 401(k) Salary Deferral Plan (the 401(k) Plan). Under the 401(k) Plan, employees at least 18 years of age having been employed for at least 30 days may voluntarily contribute up to 15% of their compensation. The 401(k) Plan provides for a matching Company contribution of 25% of the first 4% of each participant’s compensation, which begins following six months of service and vests after three years of service. Under the 401(k) Plan, the Company expensed $0.1 million during each of the years ended June 30, 2007, 2006 and 2005.

13.	Supplemental Disclosure of Cash Flow Information

	Year Ended June 30,
	2007	2006	2005

Cash paid for interest	$1,317	$33	$446

Supplemental disclosure of non cash investing and financing activities:
New capital lease obligations	$8,052	$—	$441

14.	Subsequent Events

Letters of Intent

On July 3, 2007, the Company entered into a non-binding letter of intent (LOI) with Socratic Network L.P., Socratic Learning, Inc. and Tutors Worldwide (India) Private Ltd. (individually and collectively referred to as Socratic) to acquire all, substantially all or a selected set of assets (as determined in the Company’s sole discretion) of Socratic, or all the equity interest in Socratic or any of its affiliates or subsidiaries, for the aggregate purchase price of $2.2 million plus 58,823 shares of the common stock of the Company. Socratic is an eduction company whose primary asset is its India based tutoring and development center.

On August 2, 2007, the Company entered into a non-binding letter of intent (LOI) with a curriculum content developer to acquire substantially all of its assets or all of the equity interest in the developer (as determined in the Company’s sole discretion) for the aggregate purchase price of up to 196,078 shares of the Company’s common stock and the assumption of up to $1.2 million in liabilities.

K12 Inc.

Notes to Consolidated Financial Statements

Initial Public Offering

On July 12, 2007, the Company’s Board of Directors authorized management to file a Form S-1 “Registration Statement Under the Securities Act of 1933” in order to pursue a public offering of the Company’s common stock. Immediately prior to the completion of this offering, all outstanding shares of Redeemable Convertible Series B and Series C preferred stock will be converted into shares of our common stock without any further action required by us or the holders of the preferred stock.

Stock Options

On July 3, 2007, the Board approved the grant of 640,304 stock options with an exercise price of $13.67 per share subject to amendment of the Stock Option Plan. On July 12, 2007, the Board authorized the Company to seek shareholder approval to amend the Stock Option Plan by increasing the number of shares reserved for issuance from 2.5 million to 3.9 million.

15.	Subsequent Event — Reverse Stock Split

Reverse Stock Split — On October 30, 2007, the Board approved a 1-for-5.1 reverse split of the Company’s common stock. On October 31, 2007, the reverse split was further approved by a majority of the shareholders. The stock split was effective on November 2, 2007. In conjunction with this, the number of authorized shares of common stock was amended to 33,362,500. All share and per share amounts related to common stock, options and common stock warrants included in the consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the stock split.

K12 INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	June 30,
	2007	2007
	(unaudited)
	(in thousands,
	except share and
	per share data)

ASSETS
Current assets
Cash and cash equivalents	$2,903	$1,660
Accounts receivable, net of allowance of $610 and $589 at September 30, 2007 and June 30, 2007, respectively	49,682	15,455
Inventories, net	6,768	13,804
Current portion of deferred tax asset	1,141	—
Prepaid expenses and other current assets	983	1,245

Total current assets	61,477	32,164
Property and equipment, net	23,427	17,234
Capitalized curriculum development costs, net	10,881	9,671
Deferred tax asset, net of current portion	5,976	—
Other assets, net	2,416	1,182
Deposits and other assets	2,025	961

Total assets	$106,202	$61,212

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities
Bank overdraft	$—	$1,577
Line of credit	12,500	1,500
Accounts payable	11,028	6,928
Accrued liabilities	4,193	1,819
Accrued compensation and benefits	3,321	6,200
Deferred revenue	15,191	2,620
Current portion of capital lease obligations	5,111	2,780
Current portion of notes payable	194	192

Total current liabilities	51,538	23,616
Deferred rent, net of current portion	1,667	1,684
Capital lease obligations, net of current portion	7,959	3,974
Notes payable, net of current portion	142	189

Total liabilities	61,306	29,463

Commitments and contingencies

Redeemable convertible preferred stock
Redeemable Convertible Series C Preferred stock, par value $0.0001; 55,000,000 shares authorized; 49,861,562 shares issued and outstanding at September 30, 2007 and June 30, 2007, respectively; liquidation value of $133,629 at September 30, 2007 and June 30, 2007, respectively	95,571	91,122

Redeemable Convertible Series B Preferred stock, par value $0.0001; 76,000,000 shares authorized; 51,524,974 shares issued and outstanding at September 30, 2007 and June 30, 2007, respectively; liquidation value of $138,087 at September 30, 2007 and June 30, 2007, respectively	142,216	138,434

Stockholders’ deficit
Common stock, par value $0.0001; 33,362,500 shares authorized; 2,045,217 and 2,041,604 shares issued and outstanding at September 30, 2007 and June 30, 2007, respectively	1	1
Accumulated deficit	(192,892)	(197,808)

Total stockholders’ deficit	(192,891)	(197,807)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$106,202	$61,212

See notes to unaudited condensed consolidated financial statements.

K12 INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended September 30,
	2007	2006
	(in thousands, except per share data)

Revenues	$59,353	$37,743

Cost and expenses
Instructional costs and services	34,778	19,177
Selling, administrative, and other operating expenses	16,039	11,385
Product development expenses	2,527	2,206

Total costs and expenses	53,344	32,768

Income from operations	6,009	4,975
Interest expense, net	(304)	(94)

Net income before income tax expense	5,705	4,881
Income tax benefit (expense)	7,117	(146)

Net income	12,822	4,735
Dividends on preferred stock	(1,671)	(1,519)
Preferred stock accretion	(6,560)	(5,367)

Net income (loss) attributable to common stockholders	$4,591	$(2,151)

Net income (loss) attributable to common stockholders per share:
Basic	$2.25	$(1.08)

Diluted	$0.20	$(1.08)

Weighted average shares used in computing per share amounts:
Basic	2,043,589	1,998,853

Diluted	22,744,525	1,998,853

See notes to unaudited condensed consolidated financial statements.

K12 INC.

CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE
PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(UNAUDITED)

					Stockholders’ Deficit
	Redeemable Convertible		Redeemable Convertible				Additional
	Series C Preferred Stock		Series B Preferred Stock		Common Stock		Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total
	(dollars in thousands, except share amounts)

Balance, June 30, 2007	49,861,562	$91,122	51,524,974	$138,434	2,041,604	$1	$—	$(197,808)	$(197,807)
Employee exercised options	—	—	—	—	3,613	—	25	—	25
Accretion of Preferred Stock	—	2,778	—	3,782	—	—	(325)	(6,235)	(6,560)
Accrued Series C 10% Stock Dividend	—	1,671	—	—	—	—	—	(1,671)	(1,671)
Record stock compensation expense	—	—	—	—	—	—	300	—	300
Net income	—	—	—	—	—	—	—	12,822	12,822

Balance, September 30, 2007	49,861,562	$95,571	51,524,974	$142,216	2,045,217	$1	$—	$(192,892)	$(192,891)

See notes to unaudited condensed consolidated financial statements.

K12 INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three Months Ended September 30,
	2007	2006
	(in thousands)

Cash Flows from Operating Activities
Net income	$12,822	$4,735
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization expense	2,252	1,224
Stock based compensation expense	300	41
Deferred tax benefit	(7,117)	—
Provision for (reduction of) doubtful accounts	21	(958)
Provision for (reduction of) inventory obsolescence	7	(31)
Provision for (reduction of) student computer shrinkage and obsolescence	161	(153)
Changes in assets and liabilities:
Accounts receivable	(34,248)	(20,397)
Inventories	7,029	3,680
Prepaid expenses and other current assets	261	(75)
Other assets	(933)	(1,112)
Deposits and other assets	557	34
Accounts payable	4,100	3,187
Accrued liabilities	2,374	3,321
Accrued compensation and benefits	(2,880)	(2,074)
Deferred revenue	12,571	11,963
Deferred rent	(17)	13

Net cash (used in) provided by operating activities	(2,740)	3,398

Cash flows from investing activities
Purchase of property and equipment	(1,530)	(4,784)
Purchase of domain name	(250)	—
Capitalized curriculum development costs	(1,622)	(2,066)

Net cash used in investing activities	(3,402)	(6,850)

Cash flows from financing activities
Deferred initial public offering costs	(1,371)	—
Payments on notes payable	(44)	—
Net borrowings from revolving credit facility	11,000	—
Repayments for capital lease obligations	(648)	—
Proceeds from exercise of stock options	25	—
Repayment of bank overdraft	(1,577)	—

Net cash provided by financing activities	7,385	—

Net change in cash and cash equivalents	1,243	(3,452)

Cash and cash equivalents, beginning of period	1,660	9,475

Cash and cash equivalents, end of period	$2,903	$6,023

See notes to unaudited condensed consolidated financial statements.

K12 Inc.

Notes to Condensed Consolidated Financial Statements
(unaudited)

1.	Basis of Presentation

The accompanying condensed consolidated balance sheet as of September 30, 2007, the condensed consolidated statements of operations and cash flows for the three months ended September 30, 2007 and 2006 and the condensed consolidated statement of shareholders’ equity for the three months ended September 30, 2007 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements, and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the three months ended September 30, 2007 and 2006. The financial data and other information disclosed in these notes to the financial statements related to the three month periods are unaudited. The results of the three months ended September 30, 2007 are not necessarily indicative of the results to be expected for the year ending June 30, 2008 or for any other interim period or for any other future year.

The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

2.	Summary of Significant Accounting Policies

Stock-Based Compensation

The Company adopted SFAS No. 123(R), Share-Based Payment (Revised 2004), as of July 1, 2006, which replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion No. 25 (APB No. 25), Accounting for Stock Issued to Employees. The Company adopted SFAS 123(R) using the prospective application method. SFAS No. 123(R) eliminates the intrinsic value method that was previously used by the Company as an alternative method of accounting for stock-based compensation. SFAS No. 123(R) requires an entity to recognize the grant date fair value of stock options and other equity-based compensation issued to employees in the consolidated statement of operations. The Company applied SFAS 123(R) to all new awards granted after July 1, 2006.

Net Income (Loss) Per Common Share

The Company calculates net income (loss) per share in accordance with SFAS No. 128, Earnings Per Share. Under SFAS No. 128, basic net income (loss) per common share is calculated by dividing net income (loss) by the weighted-average number of common shares outstanding during the reporting period. Diluted net income (loss) per common share includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The potentially dilutive securities consist of convertible preferred stock, stock options and warrants.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation (FIN) 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. This interpretation defines the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006. Accordingly, the Company has implemented FIN 48 in the first quarter of the fiscal year which will end on June 30, 2008. The Company did not have any unrecognized tax benefits and there was no effect on our financial condition or results of operations as a result of implementing FIN 48.

K12 Inc.

Notes to Condensed Consolidated Financial Statements
(unaudited)

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is in the process of evaluating the impact of this statement on the consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This statement permits companies and not-for-profit organizations to make a one-time election to carry eligible types of financial assets and liabilities at fair value, even if fair value measurement is not required under GAAP. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted if the decision to adopt the standard is made after the issuance of the statement but within 120 days after the first day of the fiscal year of adoption, provided no financial statements have yet been issued for any interim period and provided the requirements of statement 157, Fair Value Measurements, are adopted concurrently with SFAS 159. The Company does not believe that it will adopt the provisions of this statement.

3.	Line of Credit

In December 2006, the Company entered into a $15 million revolving credit agreement with PNC Bank (Credit Agreement). Pursuant to the terms of the Credit Agreement, the proceeds of the term loan facility were to be used primarily for working capital requirements and other general business or corporate purposes. Because of the seasonality of our business and timing of funds received from the state, expenditures are higher in relation to funds received in certain periods during the year. The Credit Agreement provides the ability to fund these periods until cash is received from the schools; therefore, borrowings against the Credit Agreement are primarily going to be short term.

Borrowings under the Credit Agreement bear interest based upon the term of the borrowings. Interest is charged, at either: (i) the higher of (a) the rate of interest announced by PNC Bank from time to time as its “prime rate” and (b) the federal funds rate plus 0.5% or (ii) the applicable London interbank offered rate divided by a number equal to 1.00 minus the maximum aggregate reserve requirement which is imposed on member banks of the Federal Reserve System against “eurocurrency liabilities” as defined in Regulation D as promulgated by the Board of Governors of the Federal Reserve System, plus the applicable margin for such loans, which ranges between 1.250% and 1.750%, based on the leverage ratio (as defined in the credit agreement).

The Company pays a commitment fee on the unused portion of the credit agreement, quarterly in arrears, during the term of the credit agreement which varies between 0.150% and 0.250% depending on the leverage ratio. The commitment fees incurred for the three months ended September 30, 2007 were minimal. We are also required to pay certain letter of credit and audit fees.

The working capital line includes a $5.0 million letter of credit facility. Issuances of letters of credit reduce the availability of permitted borrowings under the credit agreement.

The credit agreement contains a number of financial and other covenants that, among other things, restrict our and our subsidiaries’ abilities to incur additional indebtedness, grant liens or other security interests, make certain investments, become liable for contingent liabilities, make specified restricted payments including dividends, dispose of assets or stock, including the stock of its subsidiaries, or make capital expenditures above specified limits and engage in other matters customarily restricted in senior secured credit facilities. We must also maintain a minimum net worth (as defined in the credit agreement) and maximum debt leverage ratios. These covenants are subject to certain qualifications and exceptions.

K12 Inc.

Notes to Condensed Consolidated Financial Statements
(unaudited)

In March 2007, certain letters of credit in the amount of $2.3 million in connection with an operating lease commenced in May 2006 and an operating sublease that commenced in January 2006 were released and incorporated into our revolving credit facility.

As of September 30, 2007, $12.5 million was outstanding on the working capital line of credit at interest rates of 6.4% to 7.0% and approximately $2.3 million under the letter of credit facility with an interest rate of 1.25%.

On October 5, 2007, the Company amended the Credit Agreement increasing the commitment level to $20 million. This agreement expires on December 20, 2009. From October 1, 2007 to October 31, 2007, the Company borrowed additional funds of $4.0 million under the Credit Agreement at an interest rate of 6.4%. On November 2, 2007, the Company repaid $1.5 million of the outstanding balance on the working capital line of credit.

4.	Income Taxes

Through the year ended June 30, 2007, the Company had recorded a valuation allowance against deferred tax assets. A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. Negative evidence, such as a history of pre-tax losses through fiscal year 2005, recent marginal pre-tax income for fiscal years 2006 and 2007 and difficulty in projecting operating results until enrollments are determined at the end of the first quarter, suggested that a valuation allowance was needed. However, positive evidence in the three months ended September 30, 2007, such as strong enrollment growth and positive taxable income as well as the Company’s projections for the years ended June 30, 2008 and June 30, 2009 indicate that the Company will be able to utilize a portion of its net operating loss. As a result, in the three months ended September 30, 2007, the Company determined that only a partial valuation allowance was necessary and reversed $9.7 million of its valuation allowance based upon projected taxable income over the next two years. This was offset by the income tax expense on pre-tax earnings for the three months ended September 30, 2007 of $2.6 million resulting in a deferred tax asset of $7.1 million. As of September 30, 2007, the Company had net operating loss carry-forwards of $59.2 million that expire between 2020 and 2028 if unused.

5.	Stock Option Plan

Effective July 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS 123R), using the prospective transition method which requires the Company to apply the provisions of SFAS No. 123R only to awards granted, modified, repurchased or cancelled after the effective date. Equity-based compensation expense for all equity-based compensation awards granted after July 1, 2006 is based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. The Company recognizes these compensation costs on a straight-line basis over the requisite service period, which is generally the vesting period of the award.

The Company uses the Black-Scholes-Merton method to calculate the fair value of stock options. Depending on certain substantive characteristics of the stock option, the Company, where appropriate, utilizes a binomial model. The use of option valuation models requires the input of highly subjective assumptions, including the expected stock price volatility and the expected term of the option. In March 2005, the Securities and Exchange Commission (SEC) issued SAB No. 107 (SAB 107) regarding the SEC’s interpretation of SFAS 123R and the valuation of share-based payments for public companies. For options issued subsequent to July 1, 2006, the Company has applied the provisions of SAB 107 in its adoption of SFAS 123R. Under SAB 107, the Company has estimated the expected term of granted options to be the weighted average mid-point between the vesting date and the end of the contractual term. The Company estimates the volatility rate based on historical closing stock prices.

K12 Inc.

Notes to Condensed Consolidated Financial Statements
(unaudited)

The following weighted-average assumptions were used for calculating the fair value of each option at the date of grant for the three months ended September 30, 2007 and a discussion of the Company’s methodology for developing each of the assumptions used in the valuation model follows:

Three Months Ended
September 30, 2007

Dividend yield	0.0%
Expected volatility	41% — 47%
Risk-free interest rate	4.93% — 4.97%
Expected term, in years	4.05 — 5.76

Dividend yield — The Company has never declared or paid dividends on its common stock and has no plans to do so in the foreseeable future.

Expected volatility — Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. Since the Company ’s common shares are not publicly traded, the basis for the standard option volatility calculation is derived from known publicly traded comparable companies. The annual volatility for these companies is derived from their historical stock price data.

Risk-free interest rate — The assumed risk free rate used is a zero coupon U.S. Treasury security with a maturity that approximates the expected term of the option.

Expected term of the option — This is the period of time that the options granted are expected to remain unexercised. Options granted during the quarter have a maximum term of eight years. The Company estimates the expected life of the option term based on the weighted average life between the dates that options become fully vested and the maximum life of options granted in the three months ended September 30, 2007.

In order to compute stock compensation expense after determining the fair value of an individual option, the Company applies a forfeiture rate to the total number of options granted representing those options that are expected to be forfeited or canceled before becoming fully vested. The forfeiture rate is based on historical trends at various classification levels with the Company.

SFAS 123(R) requires management to make assumptions regarding the expected life of the options, the expected liability of the options and other items in determining estimated fair value. Changes to the underlying assumptions may have significant impact on the underlying value of the stock options, which could have a material impact on our financial statements.

The Company also grants stock options to executive officers under stand-alone agreements outside the plan. These options totaled 1,441,168 as of September 30, 2007.

K12 Inc.

Notes to Condensed Consolidated Financial Statements
(unaudited)

Stock option activity including stand-alone agreements during the three months ended September 30, 2007 was as follows:

		Weighted-
		Average
		Exercise
	Shares	Price

Outstanding, June 30, 2007	3,622,850	$9.21
Granted	1,257,948	13.66
Exercised	(3,613)	6.85
Canceled	(16,212)	8.12

Outstanding, September 30, 2007	4,860,973	$10.37

The total intrinsic value of options exercised during the three months ended September 30, 2007 was $0.1 million.

The following table summarizes the option grant activity for the three months ended September 30, 2007.

			Weighted Average
	Options	Weighted-Average	Grant-Date	Intrinsic
Grant date	Granted	Exercise Price	Fair Value	Value

July 2007	1,257,948	$13.66	$9.28	$0.00

A summary of the Company’s unvested stock options, including those related to stand-alone agreements, as of June 30, 2007 and changes during the three months ended September 30, 2007 are presented below:

		Weighted
		Average
	Unvested	Grant Date
	Options	Fair Value

Unvested options outstanding, June 30, 2007	1,517,375	$5.02
Granted	1,257,948	9.28
Vested	(102,326)	6.16
Exercised	(3,613)	6.85
Canceled	(16,212)	3.52

Unvested options outstanding, September 30, 2007	2,653,172	$7.00

As of September 30, 2007, there was $3.9 million of total unrecognized compensation expense related to unvested stock options granted under the Stock Option Plan (“Plan”) adopted in May 2000. The cost is expected to be recognized over a weighted average period of 3.0 years. The total fair value of shares vested during the three months ended September 30, 2007 was $0.8 million. During the three months ended September 30, 2007, the Company recognized $0.3 million of stock based compensation.

On July 3, 2007, the Board approved the grant of 640,304 stock options with an exercise price of $13.67 per share, subject to the amendment of the Stock Option Plan. On July 12, 2007, the Board authorized the Company to seek shareholder approval to amend the Stock Option Plan by increasing the number of shares reserved for issuance from approximately 2.549 million to 3.922 million. The Board also approved the grant of 617,644 options to certain officers of the Company with an exercise price of $13.66 per share subject to amendment of the Plan. On November 5, 2007, the shareholders approved the amendment to the Stock Option Plan to increase the number of shares reserved for issuance.

K12 Inc.

Notes to Condensed Consolidated Financial Statements
(unaudited)

The stock option agreements for outstanding stock options generally provide for accelerated and full vesting of unvested stock options upon certain corporate events. Those events include a sale of all or substantially all of the Company’s assets, a merger or consolidation which results in the Company’s stockholders immediately prior to the transaction owning less than 50% of the Company’s voting stock immediately after the transaction, and a sale of the Company’s outstanding securities (other than in connection with an initial public offering) which results in the Company’s stockholders immediately prior to the transaction owning less than 50% of the Company’s voting stock immediately after the transaction.

The following table summarizes information about stock options outstanding, including those related to stand-alone agreements, as of September 30, 2007:

		Weighted-
		Average	Weighted-		Weighted-
Range of		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life	Price	Exercisable	Price

$1.02 - $9.18	3,310,201	5.1 years	$7.32	2,206,821	$7.07

$13.66	1,256,655	7.8 years	$13.66	980	$13.66

$30.60	294,117	5.3 years	$30.60	—	—

6.	Lease Commitments

As of September 30, 2007, computer equipment and software under capital leases are recorded at a cost of $13.9 million and accumulated depreciation of $2.5 million. The Company has an equipment lease line of credit with Hewlett-Packard Financial Services Company that expires on March 31, 2008 for new purchases on the line of credit. We expect to renew this facility. The interest rate on new advances under the equipment lease line is set quarterly. Prior borrowings under the equipment lease line had interest rates ranging from 8.5% to 8.8%. The prior borrowings include a 36-month payment term with a $1 purchase option at the end of the term. The Company has pledged the assets financed with the equipment lease line to secure the amounts outstanding. The Company entered into a guaranty agreement with Hewlett-Packard Financial Services Company to guarantee the obligations under this equipment lease and financing agreement.

The following is a summary as of September 30, 2007 of the present value of the net minimum lease payments on capital leases under the Company’s commitments:

Capital
September 30,	Leases

2008	$6,072
2009	5,520
2010	3,061

Total minimum lease payments	14,653
Less amount representing interest (imputed interest rate of 8.7%)	(1,583)

Net minimum lease payments	13,070
Less current portion	(5,111)

Present value of net minimum payments, less current portion	$7,959

K12 Inc.

Notes to Condensed Consolidated Financial Statements
(unaudited)

7.	Commitments and Contingencies

In the ordinary conduct of our business, we are subject to lawsuits and other legal proceedings from time to time. There are currently two significant pending lawsuits in which we are involved; Johnson v. Burmaster and Illinois v. Chicago Virtual Charter School that, in each case, have been brought by teachers’ unions seeking the closure of the virtual public schools we serve in Wisconsin and Illinois, respectively.

As described more fully below, we intend to appeal a recent ruling against us by the Court of Appeals in Johnson v. Burmaster, and we recently won a preliminary motion in Illinois v. Chicago Virtual Charter School. Nevertheless, it is not possible to predict the final outcome of these matters with any degree of certainty. Even so, we do not believe at this time that a loss in either case would have a material adverse impact on our future results of operations, financial position or cash flows. Depending on the legal theory advanced by the plaintiffs, however, there is a risk that a loss in these cases could have a negative precedential effect if like claims were to be advanced and succeed under similar laws in other states where we operate. The cumulative effect under those circumstances could be material.

Johnson v. Burmaster

In 2003, the Northern Ozaukee School District (NOSD) in the State of Wisconsin established a virtual public school, the Wisconsin Virtual Academy (WIVA), and entered into a service agreement with us for online curriculum and school management services. On January 6, 2004, Stan Johnson, et al., and the Wisconsin Education Association Council (WEAC) filed suit in the Circuit Court of Ozaukee County against the Superintendent of the Department of Public Instruction (DPI), Elizabeth Burmaster, the NOSD and K12 Inc. The plaintiffs alleged that the NOSD violated the state charter school, open enrollment and teacher-licensure statutes when it authorized WIVA.

On March 16, 2006, the Circuit Court issued a decision and order finding that nothing in these three statutes prohibits virtual schools like WIVA. Specifically, the Court concluded that: (i) WIVA was located in NOSD because its offices, where WIVA’s administration operates the school and establishes policies, are in the district and thus comply with the charter school law; (ii) that lessons and instruction delivered over the Internet to non-resident students constitute attendance because the open-enrollment law does not mandate a student’s physical presence; and (iii) that WIVA’s certified teachers satisfy the requirement for licensed teachers in public schools, whereas the parents’ role does not constitute teaching as defined in the Wisconsin Administrative Code. The Court thus granted the defendant’s motion for summary judgment (Case No. 04-CV-12).

On June 5, 2006, WEAC and DPI filed an appeal in the Wisconsin Court of Appeals, District II (No. 2006-AP/01380). On December 5, 2007, the Court of Appeals reversed the Circuit Court decision and held that WIVA is not in compliance with these statutes; granted summary judgment to WEAC and DPI; and ordered the Circuit Court to enter a declaratory ruling that NOSD and K12 are in violation of the applicable statutes and to enjoin the DPI from making pupil transfer payments based on students enrolled in WIVA. Specifically, the court found that (i) at least part of WIVA was not within the physical boundaries of its chartering school district because a majority of the students and teachers are not located there, and that such a separation violates the charter school law, (ii) WIVA’s non-resident pupils attend school outside the district (based on its prior conclusion that WIVA is partially located outside the district), and therefore that WIVA does not qualify for open-enrollment funding, and (iii) although WIVA utilizes certified teachers, the activities of WIVA parents (including working one-on-one with a pupil, presenting the lesson, answering questions and assessing progress) also fall within the applicable definition of “teaching” under the Wisconsin Administrative Code, and therefore that WIVA violated Wisconsin’s teacher licensure requirements.

Under Wisconsin law, the order of the Court of Appeals will be automatically stayed for 30 days to provide us an opportunity to appeal the decision to the Wisconsin Supreme Court. We intend to appeal the decision to the Wisconsin Supreme Court, which in its discretion may decide whether or not to hear our appeal. Upon the filing of

K12 Inc.

Notes to Condensed Consolidated Financial Statements
(unaudited)

our petition with the Wisconsin Supreme Court, the order of the Court of Appeals will remain without effect until the Wisconsin Supreme Court either determines not to hear our appeal or issues a ruling in the case.

While our appeal remains pending before the Wisconsin Supreme Court, WIVA will continue to operate and we will continue to provide our curriculum and school management services to WIVA. We estimate that revenue from WIVA for fiscal year 2008 will be approximately $5.0 million, of which $1.6 million was recognized in the fiscal quarter ended September 30, 2007. We believe we will be entitled to full payment from WIVA for the curriculum and school management services we provide in fiscal 2008. However, if we determine that it is probable that DPI will cease making open enrollment payments to WIVA for students enrolled in WIVA, we will be required to establish a reserve in fiscal year 2008 of up to $5.0 million, though we would still seek to collect payment in full for curriculum and services provided to WIVA in fiscal 2008. If we ultimately do not prevail in this case, we will not be able to continue to manage WIVA or any other statewide virtual public school in Wisconsin unless the state legislature adopts legislation to allow us to do so. In fiscal year 2007 and the fiscal quarter ended September 30, 2007, average enrollments in WIVA were 677 and 840, respectively, and we derived 3.0% and 2.7%, respectively, of our revenues from WIVA.

Illinois v. Chicago Virtual Charter School

On October 4, 2006, the Chicago Teachers Union (CTU) filed a citizen taxpayers lawsuit in the Circuit Court of Cook County challenging the decision of the Illinois State Board of Education to certify the Chicago Virtual Charter School (CVCS) and to enjoin the disbursement of state funds to the Chicago Board of Education under its contract with the CVCS. Specifically, the CTU alleges that the Illinois charter school law prohibits any “home-based” charter schools and that CVCS does not provide sufficient “direct instruction” by certified teachers of at least five clock hours per day to qualify for funding. K12 Inc. and K12 Illinois LLC were also named as defendants. On May 16, 2007, the Court dismissed K12 Inc. and K12 Illinois LLC from the case and on June 15, 2007, the plaintiffs filed a second amended complaint which the court dismissed on October 30, 2007 with leave to re-plead. The Company continues to participate in the defense of CVCS under an indemnity obligation in our service agreement with that school, which requires the Company to indemnify CVCS against certain liabilities arising out of the performance of the service agreement, and certain other claims and liabilities, including liabilities arising out of challenges to the validity of the virtual school charter. The Company is not able to estimate the range of potential loss if the plaintiff were to prevail and a claim was made against the Company for indemnification. In fiscal year 2007 and the fiscal quarter ended September 30, 2007, average enrollments in CVCS were 225 and 407, respectively, and we derived 1.1% and 1.3%, respectively of our revenues from CVCS.

The Company expenses legal costs as incurred in connection with a loss contingency.

Employment Agreements

The Company has entered into employment agreements with certain executive officers that provide for severance payments and, in some cases other benefits, upon certain terminations of employment. Except for one agreement that has a three year term, all other agreements provide for employment on an “at-will” basis. If the employee is terminated for “good reason” or without cause, the employee is entitled to salary continuation, and in some cases benefit continuation, for varying periods depending on the agreement.

On July 12, 2007, the Company’s board of directors approved an amended and restated employment agreement for an executive officer. The amended and restated agreement extends the term of employment until January 1, 2011 and amended certain elements of compensation including salary, stock options and severance. Additionally, on July 12, 2007, the Company’s board of directors also approved the terms of a new agreement for an executive officer which provides that all outstanding options will become fully vested upon a change in control of the Company.

The Company maintains an annual cash performance bonus program that is intended to reward executive officers based on the Company’s performance and the individual named executive officer’s contribution to that

K12 Inc.

Notes to Condensed Consolidated Financial Statements
(unaudited)

performance. In determining the performance-based compensation awarded to each named executive officer, the Company may generally evaluate the Company’s and the executive’s performance in a number of areas, which could include revenues, operating earnings, student retention, efficiency in product and systems development, marketing investment efficacy, new enrollment and developing company leaders.

Vendor Payment Commitments

In April 2007, the Company entered into a master services and license agreement with a third party that provides for the Company to license its proprietary computer system. The agreement is effective through July 2010. In exchange for the license of the computer system, the Company agrees to pay a service fee per enrollment. In the event the fees paid over the term of the contract do not exceed $1 million (the minimum commitment fee), the Company agrees to pay the difference between the actual fees paid and the minimum commitment fee.

Letter of Intent

On September 28, 2007, the Company discontinued discussions with Socratic Network L.P., Socratic Learning, Inc. and Tutors Worldwide (India) Private Ltd. (individually and collectively referred to as Socratic) related to a non-binding letter of intent.

8.	Supplemental Disclosure of Cash Flow Information

	Three Months Period Ended September 30,
	2007	2006

Cash paid for interest	$281	$—

Supplemental disclosure of non cash investing and financing activities:
New capital lease obligations	$6,964	$—

9.	Subsequent Events

Acquisition

On October 1, 2007, and related to the August 2, 2007 non-binding letter of intent, the Company acquired all of the equity interest in Power-Glide Language Courses, Inc., a curriculum content developer, for the aggregate purchase price of 196,078 shares of the Company’s common stock and the assumption of up to $1.2 million in liabilities.

Private Placement of Shares

On November 6, 2007, the Company entered into an agreement to sell to a non-U.S. person in a transaction outside the United States in reliance upon Regulation S under the Securities Act, concurrently with and contingent upon the closing of the initial public offering and at the initial public offering price, $15,000,000 worth of shares of the Company’s common stock.

Series C Dividend

On November 5, 2007, the Company’s Board unanimously declared a cash dividend to the holders of Redeemable, Convertible Series C Preferred stock effective immediately prior to and contingent upon the closing of an initial public offering and payable from the proceeds of the offering. The amount of the declared dividend is equal to the pro rata amount of the annual cumulative dividend that would have normally accrued on January 2, 2008.

K12 Inc.

Notes to Condensed Consolidated Financial Statements
(unaudited)

Letter of Intent

On November 14, 2007, the Company entered into a non-binding letter of intent to establish a joint venture in the Middle East. A subsidiary of the Company would own a majority of the shares in the joint venture and would contribute its proprietary curriculum and $1,000,000 of initial capital to fund the joint venture’s operations.

10.	Subsequent Event — Reverse Stock Split

Reverse Stock Split — On October 30, 2007, the Board approved a 1-for-5.1 reverse split of the Company’s common stock. On October 31, 2007, the reverse split was further approved by a majority of the shareholders. The stock split was effective on November 2, 2007. In conjunction with this, the number of authorized shares of common stock was amended to 33,362,500. All share and per share amounts related to common stock, options and common stock warrants included in the consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the stock split.

SCHEDULE II

K12 INC
VALUATION AND QUALIFYING ACCOUNTS
YEARS ENDED JUNE 30, 2006, 2005 AND 2004

1. ALLOWANCE FOR DOUBTFUL ACCOUNTS

		Additions
	Balance at	Charged to	Deductions
	Beginning of	Cost and	from	Balance at End
	Period	Expenses	Allowance	of Period

June 30, 2007	$1,440,499	106,038	957,566	$588,971
June 30, 2006	$1,715,781	174,895	450,177	$1,440,499
June 30, 2005	$602,919	1,407,143	294,281	$1,715,781

2. INVENTORY RESERVE

		Additions
	Balance at	Charged to	Deductions
	Beginning of	Cost and	Shrinkage and	Balance at End
	Period	Expenses	Obsolescence	of Period

June 30, 2007	$232,055	320,960	225,407	$327,608
June 30, 2006	$270,611	—	38,556	$232,055
June 30, 2005	$320,809	19,572	69,770	$270,611

3. COMPUTER RESERVE (1)

		Additions
		(Deductions)
	Balance at	Charged to	Deductions
	Beginning of	Cost and	Shrinkage and	Balance at End
	Period	Expenses	Obsolescence	of Period

June 30, 2007	$664,186	(47,825)	—	$616,361
June 30, 2006	$490,533	173,653	—	$664,186
June 30, 2005	$746,294	(255,761)	—	$490,533

(1)	A reserve account is maintained against potential shrinkage and obsolescence for those computers provided to our students. The reserve is calculated based upon several factors including historical percentages, the net book value and remaining useful life.

4. INCOME TAX VALUATION ALLOWANCE

		Additions to
	Balance at	Net Deferred	Deductions in Net
	Beginning of	Tax Assets	Deferred Tax Asset	Balance at End
	Period	Allowance	Allowance	of Period

June 30, 2007	$32,527,019	—	2,601,121	$29,925,898
June 30, 2006	$33,866,482	—	1,339,463	$32,527,019
June 30, 2005	$33,267,514	598,968	—	$33,866,482

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

Set forth below is a table of the registration fee for the Securities and Exchange Commission, the filing fee for the National Association of Securities Dealers, Inc., the listing fee for NYSE Arca and estimates of all other expenses to be incurred in connection with the issuance and distribution of the securities described in the registration statement, other than underwriting discounts and commissions:

SEC registration fee	$3,813
NYSE Arca listing fee	100,000
NASD fee	17,750
Printing and engraving expenses	500,000
Legal fees and expenses	1,600,000
Accounting fees and expenses	750,000
Transfer agent and registrar fees	5,000
Miscellaneous	23,437

Total	$3,000,000

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers

K12 Inc. is incorporated under the laws of the State of Delaware. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (4) for any transaction from which a director derived an improper personal benefit.

Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of such corporation, by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

Our Amended and Restated Certificate of Incorporation provides for, and upon consummation of this offering, our amended and restated bylaws will provide for indemnification of the officers and directors to the full extent permitted by applicable law.

The Underwriting Agreement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act of 1933, as amended, or otherwise.

Item 15.	Recent Sales of Unregistered Securities

Set forth in chronological order is information regarding all securities sold and employee stock options granted from June 2004 to date by the Company. Also included is the consideration, if any, received for such securities, and information relating to the section of the Securities Act and the rules of the Securities and Exchange Commission pursuant to which the following issuances were exempt from registration. None of these securities were registered under the Securities Act. No award of options involved any sale under the Securities Act. No sale of securities involved the use of an underwriter and no commissions were paid in connection with the sales of any securities.

1. At various times during the period from July 2004 through July 2007, we granted options to purchase an aggregate of 2,432,206 shares of common stock to current and prior employees and directors at a weighted average exercise price of exercise prices of $10.66 per share, of which 1,257,948 are subject to shareholder approval.

2. In addition to the foregoing option grants, at various times during the period from July 2004 through July 2007, we granted options to purchase 1,441,168 shares of our common stock to current and prior employees related to stand-alone agreements at a weighted average exercise price of $12.35 per share.

3. In December 2003, we issued and sold an aggregate of 18,656,716 shares of Series C Preferred Stock. Pursuant to the payment in kind dividend feature of Series C Preferred Stock, we have issued an aggregate of 12,399,833 additional shares of Series C Preferred Stock through a series of stock dividends to existing Series C Preferred stockholders from January 2005 through January 2007.

4. In October 2007, we issued an aggregate of 196,078 shares of common stock in connection with our acquisition of Power-Glide Language Courses, Inc. to the stockholders thereof.

5. On November 6, 2007, the Company entered into an agreement to sell to a non-U.S. person in a transaction outside the United States in reliance upon Regulation S under the Securities Act, concurrently with and contingent upon the closing of the initial public offering and at the initial public offering price, $15,000,000 worth of shares of the Company’s common stock.

The issuances of the securities described in paragraph 1 were exempt from registration under the Securities Act under Rule 701, as transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of such options and common stock were related to compensation. Appropriate legends were affixed to any share certificates issued in such transactions. All recipients either received adequate information from us or had adequate access, through their employment with us or otherwise, to information about us.

The issuances of the securities described in paragraphs 2, 3 and 4 were exempt from registration under the Securities Act in reliance on Section 4(2) because the issuance of securities to recipients did not involve a public offering. The recipient of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to resale or distribution thereof, and appropriate legends were affixed to share certificates and warrants issued in such transactions. Each of the recipients of securities in the transactions described in paragraphs 2, 3 and 4 were accredited or sophisticated investors and had adequate access, through employment, business or other relationships, to information about us.

Upon issuance and sale, the securities described in paragraph 5 will be exempt from registration under the Securities Act pursuant to the terms of Regulation S promulgated thereunder.

All of the shares of Series C Preferred Stock described in paragraph 3 will automatically convert into shares of common stock prior to completion of this offering.

Item 16.	Exhibits and Financial Statement Schedule

(a) Exhibits

Exhibit No.		Description of Exhibit

1.1		Form of Underwriting Agreement
3	.1*	Amended and Restated Certificate of Incorporation
3	.2*	Bylaws (as amended)
3	.3*	Certificate of Amendment, dated December 15, 2006, to Second Amended and Restated Certificate of Incorporation
3.4		Certificate of Amendment to Second Amended and Restated Certificate of Incorporation dated November 2, 2007, and Certificate of Correction related thereto
3	.5*	Form of Third Amended and Restated Certificate of Incorporation to be effective upon completion of this offering
3.6		Form of Amended and Restated Bylaws to be effective upon completion of this offering
4	.1*	Form of stock certificate of common stock
4	.2*	Amended and Restated Stock Option Plan and Amendment thereto
4	.3*	Form of Stock Option Contract — Employee
4	.4*	Form of Stock Option Contract — Director
4	.5*	Form of Second Amended and Restated Stockholders Agreement
4	.6*	Form of Common Stock Warrant Agreement
4	.7*	Form of Series B Convertible Preferred Stock Warrant Agreement
4	.8*	2007 Equity Incentive Award Plan
4	.9*	2007 Employee Stock Purchase Plan
5.1		Opinion of Latham & Watkins LLP
10	.1*	Revolving Credit Agreement and Certain Other Loan Documents by and among K12 Inc., School Leasing Corporation, American School Supply Corporation and PNC Bank, N.A.
10	.2*	Stockholders Agreement dated as of April 26, 2000 (as amended) by and among Premierschool.com, Inc., Knowledge Universe Learning, Inc. and Ronald J. Packard
10	.3*	Stockholders Agreement dated as of February 20, 2000 (as amended) by and among Premierschool.com, Inc., Knowledge Universe Learning, Inc. and William J. Bennett
10	.4*	Series B Convertible Preferred Stock Warrant Agreement of Mollusk Holdings LLC
10	.5†	Amended and Restated Stock Option Agreement of Ronald J. Packard dated as of July 12, 2007
10	.6*	Stock Option Agreement of Bruce J. Davis
10	.7*	Stock Option Agreement of John Baule
10	.8*	Stock Option Agreement of Bror Saxberg
10	.9†	Amended and Restated Employment Agreement of Ronald J. Packard
10	.10*	Employment Agreement of John F. Baule and Amendment thereto
10	.11*	Employment Agreement of Bruce J. Davis
10	.12*	Employment Agreement of Bror V. H. Saxberg
10	.13*	Deed of Lease by and between ACP/2300 Corporate Park Drive, LLC and K12 Inc.
10	.14*	Sublease between France Telecom Long Distance USA, LLC and K12 Inc.
10	.15*	Employment Agreement of Celia M. Stokes
10	.16*	Employment Agreement of Howard D. Polsky
10	.17†	Stock Option Agreement of Ronald J. Packard dated as of July 12, 2007
10	.18*	First Amendment to Employment Agreement of Howard D. Polsky

Exhibit No.		Description of Exhibit

10	.19*	Amendment No.1 to Revolving Credit Agreement by and among K12 Inc., School Leasing Corporation, American School Supply Corporation and PNC Bank N.A.
10	.20*	Stock Subscription Agreement dated as of November 1, 2007 by and among K12 Inc. and KB Education Investments Limited
10	.21*	Second Amended and Restated Educational Products, and Administrative, and Technology Services Agreement between the Ohio Virtual Academy and K12 Ohio L.L.C.
21	.1*	Subsidiaries of K12 Inc.
23.1		Consent of BDO Seidman, LLP
23.2		Consent of Latham & Watkins LLP (included in Exhibit 5.1)
24	.1*	Power of Attorney (excluding Dr. Mary H. Futrell)
24	.2*	Power of Attorney of Dr. Mary H. Futrell

*	Previously filed.
†	Portions omitted pursuant to a request for confidential treatment. The omitted information has been filed separately with the Securities and Exchange Commission.

(b) Financial Statement Schedules:

See Schedule II — “Valuation and Qualifying Accounts” contained on page F-37. All other schedules are omitted as the information is not required or is included in the Registrant’s financial statements and related notes.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denomination and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Herndon, Commonwealth of Virginia on December 10, 2007.

K12 INC.

By:	/s/ Ronald J. Packard

Name:	Ronald J. Packard
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Ronald J. Packard Ronald J. Packard		Chief Executive Officer (Principal Executive Officer)	December 10, 2007

/s/ John F. Baule John F. Baule		Chief Operating Officer and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	December 10, 2007

/s/ Andrew H. Tisch* Andrew H. Tisch		Chairman of the Board and Director	December 10, 2007

/s/ Guillermo Bron* Guillermo Bron		Director	December 10, 2007

/s/ Liza A. Boyd* Liza A. Boyd		Director	December 10, 2007

/s/ Steven B. Fink* Steven B. Fink		Director	December 10, 2007

/s/ Dr. Mary H. Futrell* Dr. Mary H. Futrell		Director	December 10, 2007

/s/ Thomas J. Wilford* Thomas J. Wilford		Director	December 10, 2007

*By:	/s/ Howard D. Polsky Howard D. Polsky	Attorney-in-Fact